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INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

As filed with the Securities and Exchange Commission on March 28, 2013

Registration No. 333-177611

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 6
to
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Isola Group Ltd.
(Exact name of registrant as specified in its charter)

Cayman Islands (State or other jurisdiction of incorporation or organization)	3672 (Primary Standard Industrial Classification Code Number)	38-3853493 (I.R.S. Employer Identification No.)

3100 West Ray Road, Suite 301
Chandler, Arizona 85226
(480) 893-6527
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Raymond P. Sharpe
President and Chief Executive Officer
Isola Group Ltd.
3100 West Ray Road, Suite 301
Chandler, Arizona 85226
(480) 893-6527
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Steven D. Pidgeon, Esq. DLA Piper LLP (US) 2525 East Camelback Road, Suite 1000 Phoenix, Arizona 85016 (480) 606-5100 Fax: (480) 606-5101	Julia Cowles, Esq. Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, California 94025 (650) 752-2000 Fax: (650) 752-2111

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effectiveness of this registration statement.

         If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

         If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

         The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	Subject to completion,	Dated March 28, 2013

                      Shares

Ordinary shares

This is the initial public offering of our ordinary shares. No public market currently exists for our ordinary shares. It is currently estimated that the initial public offering price will be between $             and $             per share.

We have applied to have our ordinary shares listed on the Nasdaq Global Market under the symbol "ISLA".

We are an "emerging growth company" under applicable federal securities laws and will be subject to reduced public company reporting requirements. Investing in our ordinary shares involves a high degree of risk. Before buying any shares, you should carefully read the discussion of material risks of investing in our ordinary shares in "Risk Factors" beginning on page 12 of this prospectus.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per share	Total

Initial public offering price	$	$

Underwriting discount	$	$

Proceeds, before expenses, to us	$	$

The underwriters have the option, exercisable on or before the thirtieth day after the date of this prospectus, to purchase up to an additional                           ordinary shares from us at the public offering price, less the underwriting discounts and commissions, to cover over-allotments, if any.

The underwriters are offering the ordinary shares as set forth under "Underwriting". Delivery of the shares will be made on or about                           , 2013.

UBS Investment Bank	Piper Jaffray

Needham & Company	Oppenheimer & Co.

The date of this prospectus is                           , 2013

You should rely only on the information contained in this prospectus. We and the underwriters have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, ordinary shares only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date on the front cover of this prospectus, or such other dates as are stated in this prospectus, regardless of the time of delivery of this prospectus or of any sale of our ordinary shares.

Prospectus

Through and including                           , 2013 (25 days after the commencement of the offering), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

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 MARKET RANKING AND INDUSTRY DATA

This prospectus includes estimates of market share and industry data and forecasts that we obtained from industry publications and surveys, including market research firms, government sources, and internal company sources. We commissioned and paid for some of this research. Industry publications, surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable. In addition, certain market and industry data included in this prospectus, and our position and the positions of our competitors within these markets, are based on estimates of our management, which are primarily based on our management's knowledge and experience in the markets in which we operate. These estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading "Risk Factors" in this prospectus.

Throughout this prospectus, when we refer to our "addressable" market for PCB laminate materials, or segments of our "addressable" market for PCB laminate materials, we exclude paper and composite segments, portions of the FR-4 and specialty laminate segments, and the internal Japanese market, none of which are addressed by Isola.

TRADEMARKS AND TRADE NAMES

This prospectus contains registered and unregistered trademarks and service marks of us and our subsidiaries, as well as trademarks and service marks of third parties. All brand names, trademarks and service marks appearing in this prospectus are the property of their respective holders.

CONVENTIONS THAT APPLY IN THIS PROSPECTUS

Fiscal Year

In this prospectus, unless the context requires otherwise, references to fiscal 2012 are for the fiscal year ended December 29, 2012, references to fiscal 2011 are for the fiscal year ended December 31, 2011, references to fiscal 2010 are for the fiscal year ended January 1, 2011, references to fiscal 2009 are for the fiscal year ended December 26, 2009, references to fiscal 2008 are for the fiscal year ended December 27, 2008, references to fiscal 2007 are for the fiscal year ended December 29, 2007, references to fiscal 2006 are for the fiscal year ended December 30, 2006, references to fiscal 2005 are for the fiscal year ended December 31, 2005, and references to fiscal 2004 are for the fiscal year ended December 31, 2004.

Technical Terms

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"Dielectric" refers to an electrical insulator that can be polarized by an applied electric field. When a dielectric is placed in an electric field, electric charges do not flow through the material, as in a conductor, but only slightly shift from their average equilibrium positions causing dielectric polarization.

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"Dielectric Constant" refers to a measure of how close a material comes to free space (air) conditions and how constant these conditions hold through the material.

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"Glass Transition Temperature" or "Tg" refers to the temperature in Celsius at which the laminate begins to change between a hard, relatively brittle condition and a viscous, or rubbery, condition.

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"Lead-free" refers to laminates or prepreg that are suitable for lead-free soldering in the assembly of finished printed circuit boards. No laminates or prepreg actually contain the element lead. The distinction is important, however, as lead-free solders melt at higher temperatures than solders containing lead, which require laminates and prepreg capable of withstanding the stresses of a higher temperature environment.

ii

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"Loss" in the context of a material's characteristics, refers to the ratio of energy dissipated to energy stored.

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"Prepreg" is an industry term derived from the contraction of "previously impregnated". Prepreg is a dielectric material that provides electrical insulation properties. It is manufactured, as the term suggests, by the impregnation of fabric with specially formulated resin systems that confer specific electrical, thermal and physical properties to the prepreg. While modern prepreg is generally made from fiberglass fabric, some simple consumer electronics still use prepreg made from paper or paper composite. Prepreg is both a final product and an intermediate-stage product in the manufacture of copper-clad laminate.

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Prospectus Summary

This summary highlights important information about our business and about this prospectus. This summary does not contain all of the information that may be important to you. You should carefully read this prospectus in its entirety before making an investment decision. In particular, you should read the section titled "Risk Factors" and the consolidated financial statements and notes related to those statements included elsewhere in this prospectus. Unless the context indicates otherwise, we use the terms "Isola", "we", "our", the "Company", and "us" in this prospectus to refer to Isola Group Ltd., and, where appropriate, its consolidated subsidiaries. Unless otherwise indicated, the information contained in this prospectus assumes the completion of the reorganization as described in this prospectus under "Concurrent Transactions" immediately prior to the consummation of this offering.

 ISOLA GROUP LTD.

Overview

Isola is a leading global material sciences company that designs, develops and manufactures copper-clad laminate ("CCL") and prepreg (collectively, "laminate materials") used to fabricate advanced multilayer printed circuit boards ("PCBs"). PCBs provide the physical platform for the semiconductors, passive components and connection circuitry that power and control virtually all modern electronics. We focus on the market for high-performance laminate materials, developing proprietary resins that are critical to the performance of PCBs used in advanced electronic applications. We continually invest in research and development ("R&D") and believe that our industry-leading resin formulations, many of which are patented, provide us with a competitive advantage. With 10 manufacturing facilities and three research centers worldwide, as well as a global sales force, we are the largest supplier of laminate materials to PCB fabricators in the United States and Europe, and we are one of the larger suppliers in our addressable Asian market, based on revenue in fiscal year 2011.

Our high-performance PCB laminate materials are used in a variety of advanced electronics, including network and communications equipment and high-end consumer electronics, as well as advanced automotive, aerospace, military and medical applications. Demand in these markets is driven by the rapid growth of bandwidth-intensive high-speed data transmission, the expansion of the internet, the emergence of cloud computing and the evolution of increasingly complex communications technology. This has led to an urgent need for the development of the underlying infrastructure to support this growth, including faster and more efficient semiconductor technology. In addition, increasingly pervasive environmental regulations are driving a need for lead-free compatible, high-performance laminate materials.

We sell our products globally to leading PCB fabricators, including Ruwel, Sanmina, TTM Technologies, Viasystems and WUS Printed Circuit. These fabricators produce PCBs incorporating our laminate materials for electronic equipment designed or produced by a broad group of major original equipment manufacturers ("OEMs"), including Alcatel-Lucent, Brocade, Cisco, Dell, Ericsson, Google, Hewlett-Packard, Huawei, IBM and Sun Microsystems (now Oracle). We work closely with these leading PCB fabricators and major OEMs to ensure that our high-performance laminate materials incorporating our proprietary resins meet the thermal, electrical and physical performance criteria of each new generation of electronic equipment.

We were acquired in 2004 by a group of investors led by TPG, a global private equity firm, and Redfern Partners, a strategic partner and investor in the laminate materials industry. Under the direction of TPG and our management, we have undertaken a number of operational changes that have increased manufacturing efficiencies and improved business processes. We believe that these measures, together with our focus on higher margin high-performance products, provide us with the operating leverage to take advantage of improving economic conditions.

Our history dates back over 100 years to the founding of Isola Werke AG in Germany in 1912. Isola Werke AG manufactured insulators utilizing the then-revolutionary Bakelite plastic technology, which provided superior insulating and heat resistance properties. We began production of copper-clad epoxy laminates, the direct predecessors of today's PCB laminate products, in the 1960s. In 2006, we acquired the assets of Polyclad Laminates, Inc., which extended our product portfolio and expanded our business in the growing Asian markets.

In fiscal 2012, our revenue was $555.5 million, our net loss was $52.9 million and our Adjusted EBITDA was $91.7 million. In fiscal 2011, our revenue was $597.0 million, our net income was $10.0 million and our Adjusted EBITDA was $86.2 million. In fiscal 2010, our revenue was $612.0 million, our net income was $1.2 million, and our Adjusted EBITDA was $92.4 million. For an understanding of our primary non-GAAP metric, Adjusted EBITDA, including a reconciliation to net income, see our discussion of non-GAAP financial measures in "Selected Historical Consolidated Financial and Other Data", included elsewhere in this prospectus.

We continue to shift our product mix towards high-growth, high-margin, high-performance laminates. In fiscal 2012, we generated 87% of our gross sales (revenues less certain adjustments, as described in "Management's Discussion and Analysis of Financial Condition and Results of Operations") from high-performance laminate products, compared to 68% in fiscal 2008. We witnessed significant migration towards high-performance laminates in Asia, our largest market, with the high-performance category generating 93% of gross sales in fiscal 2012 compared to 76% in fiscal 2008. In Europe, sales of high-performance laminate products grew from 28% of gross sales in fiscal 2008 to 41% of gross sales in fiscal 2012. Europe is a distinct market with standard products accounting for a significant percentage of our laminate sales. However, nearly half of the standard products we sell in Europe are sold to less price-sensitive end-markets, including applications for industrial and medical equipment. In the Americas, high-performance laminate products consistently accounted for at least 97% of gross sales in each fiscal year from 2008 through 2012.

Industry Overview and Market Opportunity

Current trends and drivers in the PCB laminate materials industry include:

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rapidly expanding infrastructure requirements for high-speed data transmission with increasing demand for high-performance PCB laminate materials;

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increased performance requirements of advanced electronics requiring high-performance PCB laminate materials;

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growing demand for environmentally friendly, lead-free compatible laminate materials; and

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greater emphasis on collaboration with OEMs and PCB fabricators.

High-performance PCB laminate materials are defined by their superior performance capabilities achieved primarily through the use of advanced resin formulations. These products compete primarily on their technological capabilities and are used in circuit boards that combine eight or more layers, with some applications requiring circuit boards with more than 20 layers. Our high-performance laminate materials have a variety of applications in the end-markets for servers and storage devices, network communications, advanced automotive electronics, high-end consumer electronics, military/aerospace equipment, medical equipment and satellite television receivers.

Significant barriers to entry exist within the high-performance PCB laminate materials industry, including capital intensity, long-term customer relationships characterized by pre-production collaboration, and lengthy periods (often up to one year) taken by OEMs to qualify laminates for new products. Once a particular PCB laminate material is designed in or qualified for use in a specific product line and one or more particular laminate suppliers are selected, these suppliers tend to remain suppliers of choice, even as the

PCBs for these products change to address OEM product line improvements, extensions or next generation developments.

According to Prismark, an independent research firm, our addressable market for PCB laminate materials was $4.8 billion in 2011. Prismark prepared this analysis at our request, and we paid a customary fee for its services. A majority of our high-performance product sales are low-loss laminates used primarily in applications for routers and servers. According to BPA, another independent research firm, the markets for low-loss laminate for routers and servers are expected to grow from 2011 to 2015 at compound annual growth rates (CAGRs) of 10% and 6%, respectively.

Our Competitive Strengths

We believe that we possess the following competitive strengths, which will enable us to continue to grow our business globally:

Product technology leadership.    Our significant technology expertise enables us to produce market-leading, high-performance PCB laminate materials. We possess an extensive portfolio of patent and other intellectual property rights covering our proprietary resin formulations, and believe we have pioneered the development of several product categories with "best in class" technology. Our proprietary resin formulations are capable of supporting complex circuit boards used in the most demanding electronic equipment and differentiate our products from commonly available, lower-performance materials. We continue to devote considerable efforts to the research and development of new resin formulations and other PCB laminate materials to meet evolving market needs.

Recognized market leadership.    We maintain leading market shares, based on revenues, in our addressable markets in the high-Tg and high-speed digital categories within the high-performance segment for PCB laminate materials. According to Prismark, our market share in our high-Tg addressable market increased to 30% in 2011 from 29% in 2010; and our market share in our high-speed digital addressable market increased to 45% in 2011 from 37% in 2010. We have an established reputation as an industry leader and product innovator with strong brand recognition, which we believe will play a significant role in our future growth.

Blue-chip customer base served by global strategic manufacturing locations.    We have developed strong, long-term relationships with leading global PCB fabricators and the major OEMs they serve. We believe that these collaborative relationships provide us with a competitive advantage and assist us in bringing new products to market in a timely manner. As new products gain market acceptance, many OEMs shift high-volume production to lower cost Asian facilities. Because we maintain state-of-the-art equipment in manufacturing facilities that are strategically located throughout Asia, we are able to seamlessly move laminate production to meet our customers' changing needs. In addition, our global network of plants facilitates quick-turn manufacturing and delivery of product, which reduces our customers' inventory levels and shipping costs.

Streamlined manufacturing with significant operating leverage.    We seek to achieve continual improvement in our manufacturing and business processes in order to improve quality and reduce costs. We use "six sigma" processes and "lean" best practices; we recently completed the implementation of a sophisticated SAP-based enterprise resource planning ("ERP") system across our global operations which has enhanced our production planning and inventory management capabilities on a worldwide basis. In 2009, we closed three of our manufacturing facilities to improve factory utilization in our remaining facilities, which lowered our fixed and semi-fixed manufacturing costs and improved our remaining manufacturing capacity utilization. Together with other measures, we estimate that these closures reduced our annual net costs by approximately $30.0 million (with approximately $15.0 million first realized in fiscal 2009 and approximately $15.0 million first realized in fiscal 2010).

Experienced management team.    We have a highly experienced management team comprised of well-respected industry veterans who possess an average of over 20 years of experience in the electronics industry. Our management team has a proven track record of implementing sound business practices, including focusing our product development on higher margin products, improving the efficiency of our manufacturing facilities and successfully integrating acquired businesses.

Our Growth Strategies

We intend to extend our market leadership in the higher margin, high-performance laminate materials market through the following growth strategies:

Leverage collaborative relationships and technology leadership to develop innovative solutions.    We have implemented focused product development teams to further expand our relationships with leading PCB fabricators and the OEMs they serve. Our product development teams include members of our R&D, technical support and OEM-marketing groups, all working under the direction of our Chief Technology Officer. Our teams actively monitor OEM product developments and engage in regular dialogs with OEMs and their PCB fabricators in order to anticipate and plan for future electrical, thermal and physical product specifications. Through this collaborative effort, we seek to develop innovative laminate materials solutions that meet future OEM product requirements.

Further penetrate the Asian market.    Many OEMs and PCB fabricators are migrating the manufacturing of increasingly complex electronic equipment to Asia. In addition, several Asian markets are simultaneously undergoing infrastructure build-outs as their economies grow and develop. To supply this market, five of our 10 manufacturing facilities are located in Asia, and we maintain a sales force dedicated to serving this region. We will seek to capitalize on the opportunities presented by the very large and fast growing Asian markets for high-performance laminate materials based on the high quality of our products and technology.

Extend high-performance products into new applications.    We believe that other markets will benefit from our laminate materials and proprietary resin formulations, including the markets for advanced automotive equipment and consumer devices such as next generation smart phones and tablets. In addition, we believe that environmental regulations will become increasingly global and expand the addressable market for our high-performance, lead-free compatible and halogen-free PCB laminate materials. We intend to devote sales and technical resources to address these growing potential markets.

Opportunistically pursue strategic acquisitions and alliances.    We have grown through select acquisitions since we were acquired in 2004. While we believe that our future success will depend primarily on product innovation arising from collaborative relationships with our major customers and the OEMs they serve, we may pursue strategic acquisitions that provide complementary products or technologies.

Risk Factors

An investment in our ordinary shares involves risks. For a discussion of factors you should consider before deciding to invest in our ordinary shares, we refer you to "Risk Factors" and the following summary:

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the markets for our customers' products are volatile, which can cause wide swings in the demand for our products;

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we depend upon a relatively small number of customers for a large portion of our sales, and a decline in sales to major customers could harm our results of operations;

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we sell on a purchase order basis and are subject to uncertainties and variability in demand by our customers that could decrease revenues and harm our results of operations;

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we depend on a small number of suppliers for the raw materials and certain components used to manufacture our products. If these suppliers fail to provide an adequate supply of raw materials or components of sufficient quality, or these suppliers become unavailable to us, we may experience significant delays in the manufacturing and shipping of our products to customers and our business could suffer;

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we face intense competition in the PCB materials industry, including from diversified manufacturers and suppliers, which could negatively affect our results of operations and cause our market share to decline;

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if demand for high-performance, higher margin products does not increase, our future gross margins and operating results may be worse than expected; and

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our failure to respond timely or adequately to market changes may render our existing technologies less competitive or obsolete, and our operating results may suffer.

The Principal Sponsors

Our current principal sponsors (the "Principal Sponsors") are:

TPG.    TPG Global, LLC (together with its affiliates, "TPG") is a leading private investment firm founded in 1992 with approximately $54.5 billion of assets under management as of December 29, 2012 and offices in Fort Worth, Austin, New York, San Francisco, Brazil, Beijing, Chongqing, Hong Kong, Melbourne, Mumbai, Shanghai, Singapore, Tokyo, London, Luxembourg, Moscow, and Paris. TPG has extensive experience with global public and private investments executed through leveraged buyouts, recapitalizations, spinouts, growth investments, joint ventures and restructurings. TPG's investments span a variety of industries including financial services, travel and entertainment, technology, industrials, retail, consumer, media and communications, and healthcare.

Oaktree.    Oaktree Capital Management, L.P. (together with its affiliates, "Oaktree") is a premier global alternative and non-traditional investment manager with approximately $77.1 billion of assets under management as of December 29, 2012. The firm emphasizes an opportunistic, value-oriented and risk-controlled approach to investments in distressed debt, high-yield bonds, convertible securities, senior loans, corporate control, real estate, emerging market equities and mezzanine finance. Oaktree was founded in 1995 by a number of principals who had previously worked together since the mid-1980s. Headquartered in Los Angeles, the firm has over 700 staff members and offices in 13 cities worldwide.

Concurrent Transactions

Corporate Reorganization

Currently, we operate through Isola Group S.à r.l., a holding company incorporated in Luxembourg (the "Luxembourg Holding Company"), a low-tax jurisdiction. The Luxembourg Holding Company is owned by investors that include TPG, Oaktree, Clearlake Capital and its affiliates, Tennenbaum Capital and its affiliates, GSO Capital Partners LP (an affiliate of The Blackstone Group LP) and its affiliates, Redfern Partners, LLC and its affiliates and certain members of our management (collectively, the "Sponsors"). The Sponsors hold their investment in the Luxembourg Holding Company through two parent entities: TPG Hattrick Partners, L.P. (the "Sponsor Limited Partnership") and TPG Hattrick Holdco, LLC (the "Sponsor Holding Company"). The Sponsor Holding Company is the general partner of the Sponsor Limited Partnership.

The Sponsor Limited Partnership currently owns all of the issued and outstanding securities of the Luxembourg Holding Company, including 500 common shares and three classes of convertible preferred certificates ("CPC") (420,455 Class A CPCs, 95,788,400 Class B CPCs and 43,500,666 Class C CPCs) that are accounted for as debt.

In preparation for our initial public offering, the Sponsor Limited Partnership formed a new company, Isola Group Ltd., in the Cayman Islands, a tax-exempt jurisdiction. Isola Group Ltd. will be our new holding company and the issuer in this initial public offering. Immediately prior to the completion of our initial public offering, we will undergo a corporate reorganization that includes the following steps:

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all of the outstanding securities of the Luxembourg Holding Company, including the common shares and CPCs described above, will be contributed by the Sponsor Limited Partnership to Isola Group Ltd.

  which will result in Isola Group Ltd. becoming our new holding company and the Luxembourg Holding Company becoming a subsidiary of Isola Group Ltd.;

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both the Sponsor Limited Partnership and the Sponsor Holding Company will be liquidated, and the ordinary shares of Isola Group Ltd. will be distributed to our Sponsors; and

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all outstanding management equity awards in the Sponsor Limited Partnership will be terminated and replaced with new equity awards for ordinary shares of Isola Group Ltd. that have the same value and substantially the same terms.

At the completion of our initial public offering:

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Isola Group Ltd. will be a public company;

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assuming the underwriters do not exercise their over-allotment option, the Principal Sponsors will together own approximately         % of our outstanding ordinary shares, investors in our initial public offering will own approximately         % of our outstanding ordinary shares and there will be options outstanding to purchase approximately         % of our outstanding ordinary shares; and

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the Sponsors and Isola Group Ltd. will enter into a shareholders' agreement that provides for certain board representation rights and registration rights with respect to their ordinary shares.

Refinancing

Concurrently with this offering, we expect to enter into a new $        million senior secured revolving credit facility and issue $          million of senior secured notes due             at an assumed interest rate of    %. The proceeds from the issuance of the senior secured notes, together with the net proceeds of this offering, will be used to repay the remaining outstanding balances under the existing senior secured credit agreement and mezzanine credit agreement as described in "Use of Proceeds". See "Description of Indebtedness" for a more detailed description of our new revolving credit facility and senior secured notes. This offering, the senior secured notes offering and the closing of the senior secured revolving credit facility are each conditional upon the closing of the other transactions.

For an illustration of the pro forma financial impacts of the corporate reorganization and refinancing described above, see "Unaudited Pro Forma Financial Information".

Corporate Information about Isola Group Ltd.

Isola Group Ltd. was incorporated under the laws of the Cayman Islands on September 20, 2011. Our principal executive offices are located at 3100 W. Ray Road, Suite 301, Chandler, Arizona 85226. The telephone number of our principal executive offices is (480) 893-6527, and we maintain a website at www.isola-group.com. The information on, or that can be accessed through, our website is not part of this prospectus.

The Offering

Issuer	Isola Group Ltd.
Ordinary Shares Offered by Issuer	shares.
Option to Purchase Additional Shares	We have granted the underwriters a 30-day option to purchase up to an additional ordinary shares at the initial public offering price less the underwriting discount.
Ordinary Shares to Be Outstanding Immediately After this Offering	shares.
Ordinary Shares to be Beneficially Owned by the Sponsors Immediately After this Offering	shares. See "Principal Shareholders".
Use of Proceeds
We intend to use the net proceeds of this offering, together with the proceeds of the senior secured notes that we have issued, to prepay all of the term loans outstanding under our existing senior secured credit agreement and mezzanine credit agreement plus interest to the prepayment date. The syndicate of lenders under our existing senior secured credit agreement and mezzanine agreement includes certain of our Sponsors. See "Certain Relationships and Related Party Transactions—Agreements With Our Sponsors—Loan Agreement and Private Placement of Securities".

As of December 29, 2012, we had $210.0 million aggregate principal amount of senior secured term loans outstanding that currently bear interest at a rate of 10% per annum and mature on September 30, 2015, and $205.0 million aggregate principal amount of unsecured term loans outstanding, plus $4.1 million of accrued paid-in-kind ("PIK") interest, outstanding that currently bear interest at a rate of 16% per annum and mature on March 24, 2016. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources".
Conditions to This Offering
This offering, the senior secured notes offering and the closing of the senior secured revolving credit facility are each conditional upon the closing of the other transactions. For a discussion of the conditions precedent to the senior secured notes offering and the senior secured revolving credit facility, see "Description of Indebtedness".
Dividend Policy	We do not intend to pay cash dividends on our ordinary shares for the foreseeable future. See "Dividend Policy".

Lock-up	We, our executive officers and directors and certain holders of our outstanding ordinary shares, stock options and other equity awards that together hold at least % of our outstanding ordinary shares have agreed with the underwriters, subject to certain exceptions, not to offer, sell, contract to sell or otherwise, directly or indirectly, dispose of or hedge any of our ordinary shares or securities convertible into or exchangeable or exercisable for our ordinary shares for a period of 180 days after the date of this prospectus. See "Underwriting" for more information.
Proposed Nasdaq Global Market Symbol	ISLA.

The number of ordinary shares to be outstanding immediately after this offering as set forth above is based on the number of ordinary shares outstanding at                            , 2013, and excludes an aggregate of                           additional ordinary shares that will be available for future awards pursuant to our 2012 Equity Incentive Plan (the "New Equity Plan").

Unless otherwise indicated, all information in this prospectus assumes no exercise of the underwriters' option to purchase additional ordinary shares from us.

Summary Historical Consolidated and Pro Forma Financial and Other Data

The following table presents our summary historical consolidated and pro forma financial and other data for the periods and as of the dates presented. The consolidated statements of operations data and other financial data for fiscal 2012, 2011, and 2010, and the consolidated balance sheet data as of the end of fiscal 2012 and 2011, are derived from our audited consolidated financial statements which are included elsewhere in this prospectus.

The unaudited pro forma financial information has been derived by the application of pro forma adjustments to our historical consolidated financial statements. The unaudited pro forma consolidated balance sheet as of December 29, 2012 gives effect to the following events as if they had occurred on December 29, 2012. The unaudited pro forma statement of operations for the year ended December 29, 2012 gives effect to the following events as if they had occurred on January 1, 2012:

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the issuance of                  ordinary shares in this offering to investors;

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the issuance of $       principal amount of new senior secured notes (at an assumed interest rate of    %), the entrance into a new senior secured revolving credit facility and the reduction of our annual interest expense as a result of the repayment of our existing loans described below;

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the application of the net proceeds of this offering, together with the proceeds of the senior secured notes, to repay all of the term loans outstanding under our existing senior secured and mezzanine credit agreements;

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the termination of the TPG Management Agreement; and

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the reorganization as Isola Group Ltd. as described under "Prospectus Summary—Concurrent Transactions—Corporate Reorganization".

The summary historical consolidated and pro forma financial and other data below should be read in conjunction with "Use of Proceeds", "Capitalization", "Selected Historical Consolidated Financial and Other Data", "Unaudited Pro Forma Financial Information", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes included elsewhere in this prospectus. The unaudited pro forma financial information is presented for illustrative purposes only, and is based on preliminary estimates and currently available information and assumptions that our management believes are reasonable. Therefore, the unaudited pro forma balance sheet as of December 29, 2012 and the unaudited pro forma statement of operations for the year ended December 29, 2012 are not necessarily indicative of the financial position or results of operations that would have been achieved had the foregoing events occurred on December 29, 2012 and January 1, 2012, respectively, nor are they indicative of our expected results for any future period. A number of factors may affect our results. See "Forward-Looking Statements" and "Risk Factors".

	Pro forma	Fiscal year
	Fiscal year 2012	2012	2011	2010

	(dollars in thousands, except share data)
Consolidated Statement of Operations Data:
Revenues		$555,504	$596,989	$611,987
Cost of goods sold		395,749	455,404	467,751

Gross profit		159,755	141,585	144,236

Operating expenses:
Sales, general and administrative		81,558	77,545	65,271
Research and development		13,185	10,653	9,532
Restructuring		(42)	1,250	4,782

Total operating expenses		94,701	89,448	79,585

Operating income		65,054	52,137	64,651
Other income—net		2,903	1,629	4,758
Embedded derivative gain / (loss)—net		(3,818)	42,256	21,165
Interest expense(1)		(84,154)	(80,210)	(72,134)
Interest income		99	221	339
Foreign exchange gain / (loss)—net		(4,299)	4,833	9,596

Income / (loss) before taxes		(24,215)	20,866	28,375
Provision for income taxes(2)		(28,649)	(10,893)	(27,158)

Net income / (loss)		$(52,864)	$9,973	$1,217

Net income / (loss) per common share
Basic		$(105.73)	$19.95	$2.43
Diluted		$(105.73)	$19.95	$2.43
Weighted average number of common and common equivalent shares outstanding
Basic		500	500	500
Diluted		500	500	500

	Pro Forma
		Fiscal year	Fiscal year
	Fiscal year 2012
		2012	2011

	(dollars in thousands)
Consolidated Balance Sheet Data:
Cash		$54,699	$47,481
Current assets		202,683	206,909
Current liabilities		118,219	130,478
Working capital		84,464	76,431
Long-term debt and capital lease obligations		360,406	331,592
Convertible preferred certificates		227,255	208,009
Embedded derivative liability		33,889	28,924
Total liabilities		826,990	772,952
Common stock and additional paid in capital		36,151	33,284
Total stockholder's deficiency		(461,691)	(404,778)

	Pro Forma	Fiscal year
	Fiscal year 2012	2012	2011	2010

	(dollars in thousands)
Other Financial Data:
Adjusted EBITDA(3)		$91,701	$86,183	$92,365

(1)
Interest expense in fiscal 2012 was $84.2 million comprised of cash interest expense of $37.7 million and non-cash interest expense of $46.5 million. Non-cash interest expense includes the amortization of deferred loan origination costs, the amortization of original issue discount ("OID"), PIK interest on the debt under our mezzanine credit agreement and the accretion of interest on our CPCs. We intend to use the proceeds of this offering to reduce our current indebtedness and to refinance the remaining balance of our current indebtedness with the proceeds from the issuance of $        million of senior secured notes bearing interest at       % per annum. If such transactions had occurred as of the end of fiscal 2011, our total interest expense would have been $          million in fiscal 2012, and our cash interest expense would have been $          million in fiscal 2012. See "Unaudited Pro Forma Financial Information".

(2)
Provision for income taxes and net income / (loss) were impacted by unfavorable changes in our uncertain tax positions, after the effect of valuation allowances, in the amount of $11.6 million, $2.5 million and $9.8 million in fiscal 2012, 2011 and 2010, respectively. The unfavorable impact in fiscal 2012 resulted from positions taken in the current period. During fiscal 2011, a favorable adjustment reduced the provision for income taxes in the amount of $12.1 million as a result of reaching settlements with taxing authorities in Germany and Taiwan. The unfavorable impact in fiscal 2010 resulted from changes in estimates of prior years' positions arising out of an ongoing examination by taxing authorities in Germany.

(3)
Adjusted EBITDA is a supplemental non-GAAP measure used by management and external users of our consolidated financial statements. We define Adjusted EBITDA as net income / (loss) plus (i) interest expense and interest income, net, (ii) provision for income taxes, (iii) depreciation and amortization and (iv) certain additional adjustments. These additional adjustments include stock-based compensation, restructuring charges, foreign exchange gain / (loss)—net, goodwill impairment, management fees paid to TPG, embedded derivatives gain / (loss)—net, expenses related to this offering and a gain related to the settlement of a patent infringement dispute in fiscal 2010. For more information on Adjusted EBITDA and a reconciliation of net income / (loss), the most directly comparable financial measure under accounting principles generally accepted in the U.S. ("U.S. GAAP"), to Adjusted EBITDA for the periods presented, see footnote 3 to "Selected Historical Consolidated Financial and Other Data". Because not all companies use identical calculations, our presentation of Adjusted EBITDA may not be comparable to other similarly titled measures of other companies.

 Risk Factors

An investment in our ordinary shares involves a high degree of risk. You should carefully consider the following information, together with other information in this prospectus, before buying our ordinary shares. If any of the following risks or uncertainties occur, our business, results of operations and financial condition could be materially adversely affected. In that case, the trading price of our ordinary shares could decline, and you may lose all or a part of the money you paid to buy our ordinary shares.

RISKS RELATED TO OUR INDUSTRY AND BUSINESS

The markets for our customers' products are volatile, which can cause wide swings in the demand for our products.

Our business depends on the electronics industry, which is cyclical and subject to significant downturns characterized by diminished product demand, rapid declines in average selling prices and over-capacity. This industry has experienced periods characterized by relatively low demand and price depression and is likely to experience recessionary periods in the future. Economic conditions affecting the electronics industry in general, or specific market segments, such as computers and communications, have adversely affected our operating results in the past and may do so in the future.

The global economy was greatly impacted by the recessionary conditions in 2008 and 2009 linked to rising default levels in the U.S. home mortgage sector, volatile fuel prices, and changing political and economic landscapes. A limited economic recovery in 2010 was followed by increased uncertainties over fiscal and monetary policies in the United States, China and the euro-zone, which have injected increased volatility in economic activities and dampened capital investments for new electronic infrastructure, which in turn has adversely affected our operating results. When we experience excess capacity, variable margins from our revenues may not fully cover our fixed manufacturing expenses, and our gross margins may decline. A lasting economic recession, continued periods in which we have excess manufacturing capacity or a prolonged decline in the electronics industry could negatively affect our business, results of operations, and financial condition.

In order to have available capacity to respond to quick-turn orders and to offer short lead times, in some cases as little as 12 to 48 hours, some of our production facilities must operate at less than full capacity. However, if we do not receive as many quick-turn orders as we expect at these facilities and have foregone other production, we may underutilize our manufacturing capacity.

We depend upon a relatively small number of customers for a large portion of our sales, and a decline in sales to major customers could harm our results of operations.

A small number of customers, which include PCB manufacturers and distributors, are responsible for a significant portion of our sales. Our ten largest customers accounted for approximately 63% of our revenue in fiscal 2012, 61% of our revenue in fiscal 2011 and 60% of our revenue in fiscal 2010. Our single largest customer (Viasystems and its subsidiaries) accounted for approximately 15% of our revenue in fiscal 2012, 16% of our revenue in fiscal 2011 and 15% of our revenue in fiscal 2010. Although there can be no assurance that our principal customers will continue to purchase our products at past levels, we expect to continue to depend upon a relatively small number of customers for a significant portion of our revenue. Our customer concentration could fluctuate, depending on the future requirements of our customers, which will depend in large part on conditions in the end-markets in which our customers participate. The loss of one or more significant customers, or a decline in sales to our significant customers, could harm our business, results of operations, and financial condition and lead to declines in the trading price of our ordinary shares.

Risk Factors

In addition, during industry downturns, we may need to reduce prices, and may be unable to collect payments from our customers. There can be no assurance that key customers will not cancel orders, or that they will continue to place orders with us in the future at the same levels as experienced by us in prior periods, or that they will be able to meet their payment obligations. This concentration of customers may materially and adversely affect our operating results due to the loss or cancellation of business from any of these key customers, significant changes in scheduled deliveries to any of these customers, or decreases in the prices of the products sold to any of these customers.

We sell on a purchase order basis and are subject to uncertainties and variability in demand by our customers that could decrease revenues and harm our operating results.

We sell to customers on a purchase order basis and not pursuant to long-term contracts. Customers may cancel their orders, reduce production quantities or delay production at any time for a number of reasons. Many of our customers have, over the past several years, experienced significant decreases in demand for their products and services. The uncertain economic conditions in the global economy and in several of the end-markets in which our customers participate have in the past prompted some of our customers to cancel orders, delay the delivery of some of the products that we manufacture or order fewer products than we previously anticipated. Consequently, our sales are subject to short-term variability in demand by our customers. In the past, we have been required to increase staffing and other expenses in order to meet the anticipated demand of our customers. The level and timing of orders placed by our customers may vary due to:

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changes in our customers' inventory levels;

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changes in customers' manufacturing strategies;

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demand fluctuations for our customers' products; and

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changes in new product introductions.

Future terminations, reductions, or delays in our customers' orders could harm our business, results of operations, and financial condition. Variability in demand from our customers may contribute to fluctuations in our quarterly results, which may make our revenues more difficult to accurately forecast.

In addition, we have experienced a gradual shift of revenue to Asia where our customers typically have negotiated longer payment terms than in our other regions. Our days' sales outstanding ("DSOs") in Asia are generally between 85 to 95 days, while DSOs in the Americas are between 40 to 50 days, and in Europe DSOs are between 35 to 45 days, except at the end of the fiscal year when they shorten to between 20 to 30 days due to the lack of sales at the end of the fiscal year arising from the closure of our German manufacturing facility during the last two weeks of December.

While this revenue shift to Asia has historically not had a material adverse effect on our financial position, operating results or cash flows, as revenues in Asia increase, the attendant increase in relatively long DSO accounts receivable in that region could have an increasingly adverse effect on our working capital position.

Just as we extend relatively long payment terms to our customers in Asia, our vendors in Asia also extend relatively long payment terms to us. As our business in Asia expands, short-term vendor financing also increases. For more information, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Liquidity".

Risk Factors

 We depend on a small number of suppliers for the raw materials and certain components used to manufacture our products. If these suppliers fail to provide an adequate supply of raw materials or components of sufficient quality, or these suppliers become unavailable to us, we may experience significant delays in the manufacturing and shipping of our products to customers and our business could suffer.

We depend on a small number of suppliers for the raw materials, including copper, resin and fiberglass, as well as certain components, used in the manufacture of our products. These suppliers must comply with Isola's stringent specifications and technical requirements. Our reliance on these suppliers involves significant risks and uncertainties, including whether they will provide an adequate supply of required raw materials or components of sufficient quality, will not increase prices for the raw materials or components and will perform their obligations on a timely basis. If we are unable to obtain raw materials or components from third-party suppliers in the quantities and of the quality that we require on a timely basis and at acceptable prices, we may not be able to deliver our products on a timely or cost-effective basis to our customers, which could cause customers to end their business with us, reduce our gross profit and seriously harm our business, results of operations and financial condition. Moreover, if any of our suppliers becomes financially unstable, we may have to find new suppliers. It may take several months to locate alternative suppliers, if required. We may experience significant delays in manufacturing and shipping our products to customers and incur additional development, manufacturing and other costs to establish alternative sources of supply if we lose any of these sources. We cannot predict if we will be able to obtain replacement raw materials and components within the time frames that we require at an affordable cost, or at all.

There may be shortages of, or price fluctuations with respect to, raw materials or components, which would cause us to curtail our manufacturing or incur higher than expected costs.

We purchase the raw materials and certain components we use in producing our products, and we may be required to bear the risk of price fluctuations of raw materials or components. Shortages of raw materials and price fluctuations have occurred in the past and may occur in the future. The cost of copper foil comprises approximately half of the total cost of our raw materials. Copper prices have been particularly volatile in recent years, declining to less than $3,000 per ton in late 2008, increasing to more than $10,000 per ton during fiscal 2011 and decreasing to as low as $7,300 per ton in 2012. Although historically we have been able to pass through a substantial portion of the raw material cost increases to our customers, we may not be able to do so in the future if we experience significant supply disruptions or excess levels of industry capacity or due to other factors outside of our control, in which case our profitability could suffer. We generally experience a delay of approximately one to two months from the time when costs of raw materials change until we are able to make corresponding price adjustments. Our ability to pass through raw material price increases may also be limited by the level of industry excess capacity, competitive practices and other regional-specific factors which are out of our control. In addition, if we experience a shortage of materials or components, we may not be able to produce products for our customers in a timely fashion.

In addition, the SEC adopted rules required by the Dodd-Frank Act of 2010 that impose new annual disclosure and reporting requirements for public companies to report their use of "conflict minerals" originating from the Democratic Republic of Congo and its nine immediate neighbors. The new requirements are effective for 2013 with a reporting deadline of May 31, 2014 for affected issuers. The current list of "conflict minerals" under the Dodd-Frank Act includes gold, tantalum, tin and tungsten (although additional minerals may be added in the future). To the best of our knowledge, the only metal that is used in our products is copper, which is not currently listed as a "conflict mineral." If copper is classified as a "conflict mineral" in the future, there may only be a limited pool of suppliers of conflict-free copper, and we cannot assure you that we will be able to obtain products in sufficient quantities or at competitive prices.

Risk Factors

 We are vulnerable to an increase in the cost of energy.

Our production processes require us to use substantial amounts of power. In the past several years, there has been a significant increase in global energy prices, except for natural gas. Changes in the cost or availability of energy resources, including oil, gas and electricity, are beyond our control and could materially increase our cost of operations. We maintain only limited back-up power generation facilities at some of our manufacturing locations. In the event of a power shortage, we could be required to cease operations at an affected facility until power is restored. There can be no assurance that our facilities will avoid material utility-based interruptions, which could have a material adverse effect on our results of operations and financial condition.

We may experience significant fluctuations in results of operations from period to period.

Our periodic results may vary significantly depending on various factors, many of which are beyond our control. These factors include:

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the volume of customer orders;

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changes in demand for customers' and OEMs' products;

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pricing and other competitive pressures;

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our effectiveness in managing manufacturing processes;

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changes in cost and availability of raw materials and labor;

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changes in our product mix;

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changes in political and economic conditions; and

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local factors and events that may affect our production volume, such as local holidays.

Our sales may, from time to time, shift from one period to the next, affecting anticipated results. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations" for more information about our period to period results and the effect of these factors on them.

If demand for high-performance, higher margin products does not increase, our future gross margins and operating results may be worse than expected.

We typically earn lower gross margins on certain of our base, low-Tg products and higher gross margins on certain of our high-performance laminate materials. We experience continued pressure from customers to reduce prices, and competition remains intense, particularly in Asia. This pricing pressure has affected, and could continue to adversely affect, our gross margins. If demand for our high-performance, higher margin products does not increase in the future, our gross margins and operating results may be worse than expected.

Our failure to respond timely or adequately to market changes may render our existing technologies less competitive or obsolete, and our operating results may suffer.

The market for our products is characterized by continuing product development and changing technologies. The success of our business depends in part upon our ability to maintain and enhance our technological capabilities, develop and market products and services that meet changing customer needs and successfully anticipate or respond to technological product platform changes on a cost-effective and timely basis. There can be no assurance that we will effectively respond to the technological product

Risk Factors

requirements of the changing market, including having sufficient cash flow to make additional capital expenditures that may be required as a result of those changes. To the extent we are unable to respond to such technological product requirements, our operating results may suffer.

Our customers require our products to undergo a lengthy and expensive qualification process, which does not assure follow-on product sales. If we are unsuccessful or delayed in qualifying any of our products with customers, our business and operating results would suffer.

In general, OEMs require that our products undergo an extensive qualification process, which may involve testing of our products for performance and reliability. This qualification process may continue for several months or even up to one year in certain cases. Moreover, qualification of a product by a customer does not assure any sales of the product to that customer. After our products are qualified, it can take several months or more before the customer commences volume production of components or systems that incorporate our products. Despite these uncertainties, we devote substantial resources, including design, engineering, sales, marketing and management efforts, to qualifying our products with customers in anticipation of sales. If we are unsuccessful or delayed in qualifying our products with customers, sales of those products may be precluded or delayed, which may impede our growth and cause our business to suffer.

In addition, we work closely with OEMs to develop products that are well suited to their changing needs. We will not recover the cost of this product development directly even if we are actually engaged as a supplier to an OEM's product line, and there can be no guarantee that such collaborations will result in any sales of our products to such OEM.

Our products may contain design or manufacturing defects, which could result in reduced demand for our services and liability claims against us.

We manufacture products that are highly complex and need to meet increasingly demanding technical and quality requirements. These products may contain design or manufacturing errors or failures, despite our quality control and quality assurance efforts. Defects in the products we manufacture, whether caused by a design, manufacturing, or materials failure or error, may result in delayed shipments, customer dissatisfaction, a reduction or cancellation of purchase orders, or liability claims against us. If these defects occur frequently or in large quantities, our reputation may be impaired. Although our invoices and sales arrangements contain provisions designed to limit our exposure to product liability and related claims, existing or future laws or unfavorable judicial decisions could negate these provisions. Product liability litigation against us, even if it were unsuccessful, would be time-consuming and costly to defend. We may not maintain technology errors and omissions insurance at any given time for all or certain of our operations, and we may not be able to purchase such insurance coverage in the future on terms that are satisfactory to us, if at all. Moreover, such coverage may not be sufficient to cover actual losses.

We face intense competition in the PCB materials industry, including competition from diversified manufacturers and suppliers, which could negatively impact our results of operations and cause our market share to decline.

The PCB materials industry is intensely competitive, and we compete worldwide in the markets for such materials. Our principal competitors are substantially larger and have greater financial resources than us, and our operating results may be affected by our ability to maintain our competitive positions in these markets. Some of our competitors and potential competitors may have advantages over us, including:

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greater financial and manufacturing resources that can be devoted to the development, production, and sale of their products;

Risk Factors

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more established and broader sales and marketing channels;

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manufacturing facilities that are located in countries with lower production costs;

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more manufacturing facilities worldwide, some of which are in closer in proximity to PCB fabricators;

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lower capacity utilization, which in peak market conditions can result in shorter lead times to customers;

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ability to add additional capacity faster or more efficiently;

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preferred vendor status with existing and potential customers;

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greater name recognition; and

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larger customer bases.

In addition, these competitors may respond more quickly to new or emerging technologies, adapt more quickly to changes in customer requirements or devote greater resources to the development, promotion, and sale of their products than we do.

Consolidation trends among our customers could adversely affect our business.

In recent years, a number of our customers have consolidated and further consolidation of our customers may continue. If an existing customer is not the controlling entity of the supply chain function following a consolidation, we may not be retained as a preferred or approved supplier. In addition, eliminating product duplication following a consolidation could result in the termination of a product line that we currently support. While there is the potential for increasing our position with the combined customer, our revenues may decrease if we are not retained as a supplier. We may also be subject to increased pricing pressure from the combined customer because of its increased market share.

Our international sales and operations subject us to additional risks that could adversely affect our operating results.

We derive, and expect to continue to derive, a significant portion of our revenue from international sales in various Asian and European markets. Sales in non-U.S. markets accounted for approximately 84% of our total revenue in both fiscal 2012 and 2011 and 81% of our total revenue in fiscal 2010. Moreover, we manufacture a significant portion of our products in manufacturing facilities outside of the United States. Our international revenue and operations are subject to a number of material risks, including, but not limited to:

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difficulties in staffing, managing and supporting operations in multiple countries;

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rising costs of labor in certain countries;

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difficulties in enforcing agreements and collecting receivables through foreign legal systems and other relevant legal issues;

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fewer legal protections for intellectual property;

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foreign and U.S. taxation issues and international trade barriers;

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difficulties in obtaining any necessary governmental authorizations for the export of our products to certain foreign jurisdictions;

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potential fluctuations in foreign economies;

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government currency control and restrictions on repatriation of earnings;

Risk Factors

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fluctuations in the value of foreign currencies and interest rates;

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general economic and political conditions in the markets in which we operate;

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the taking of our property or property we lease by foreign governments;

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domestic and international economic or political changes, social unrest, hostilities and other disruptions in regions where we currently operate or may operate in the future; and

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different and changing legal and regulatory requirements in the jurisdictions in which we currently operate or may operate in the future.

Negative developments in any of these areas in one or more countries could result in a reduction in demand for our products, the cancellation or delay of orders already placed, threats to our intellectual property, difficulty in collecting receivables, and a higher cost of doing business, any of which could negatively impact our business, financial condition or results of operations. Moreover, our sales, including sales to customers outside the United States, are primarily denominated in U.S. dollars, and downward fluctuations in the value of foreign currencies relative to the U.S. dollar may make our products more expensive than other products, which could harm our business.

As of December 29, 2012, approximately 121 of our employees (or 6.3% overall) were members of one of the following unions: in Singapore, the United Workers of Electronic and Electrical Industries; in Germany, IG Metall; and in Italy, FEMCA CISL and FILTEA CGIL. Although our relationship with these unions has generally been satisfactory and we have not experienced any labor disputes or strikes, any future labor disputes or strikes involving either us, or our customers, could negatively affect our revenue, profitability and operations. A labor dispute involving another supplier to our customers that results in a slowdown or closure of our customers' facilities could also have an adverse effect on our business.

We operate in countries that have experienced political unrest or instability or government controls over the conduct of business, including China and countries in Southeast Asia. Recently, in China, labor disputes and strikes, based partly on wages, have slowed or stopped production at certain manufacturers. In some cases, employers have responded by significantly increasing the wages of workers at such plants. In addition, regulatory authorities and others have increased their scrutiny of labor conditions in countries in which we operate. To the extent such developments result in more burdensome labor laws and regulations or require us to increase the wages of employees, our ability to adequately staff our plants and the costs associated with the manufacture and shipping of our products in those jurisdictions could be adversely affected, which would have a material adverse effect on our business and operating results. For more information about how these factors affect our results of operation, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations".

Our leverage and our debt service obligations may adversely affect our cash flow.

As of December 29, 2012, we had total indebtedness of approximately $589.1 million and a stockholder's deficiency of $461.7 million. After giving effect to the application of the proceeds from this offering (at an assumed initial public offering price of $             per share, the midpoint of the range set forth on the cover of this prospectus) and the proceeds from the concurrent issuance of $        million of senior secured notes, as set forth in "Use of Proceeds", and the effective conversion of our CPCs to equity, we expect our total indebtedness to be $              million. Although we expect that our new $     million senior secured revolving credit facility will be undrawn at the closing of this offering, any subsequent borrowings under the senior secured revolving credit facility will further increase our total indebtedness.

Our indebtedness and resulting financial leverage could have significant negative consequences, including:

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increasing our vulnerability to general adverse economic and industry conditions;

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requiring the use of a substantial portion of our cash flow from operations to service our indebtedness, thereby reducing the amount of cash flow available for other purposes, including capital expenditures;

Risk Factors

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limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete; and

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placing us at a possible competitive disadvantage to less leveraged competitors and competitors that have better access to capital resources.

Our new senior secured revolving credit facility and the indenture governing the senior secured notes will each contain financial and operating covenants that will limit our management's discretion with respect to certain business matters. Among other things, these covenants will restrict our ability and our subsidiaries' ability to incur additional debt, create liens or other encumbrances, make investments, change the nature of our business, sell or otherwise dispose of assets and merge or consolidate with other entities. A failure to comply with these covenants could result in an event of default under the senior secured revolving credit facility or the indenture governing the senior secured notes which, if not cured or waived, could result in the acceleration of the indebtedness. See "Description of Indebtedness" for a more detailed description of our new senior secured notes and revolving credit facility.

If we fail to protect, or incur significant costs in defending, our intellectual property and other proprietary rights, our business and results of operations could be materially harmed. If we seek or obtain injunctions against third parties in the course of defending our intellectual property rights, our relationships with customers or OEMs that use affected products could be adversely impacted.

Our success depends in part on our ability to protect our intellectual property and other proprietary rights. We rely primarily on patents, trademarks, copyrights, trade secrets and unfair competition laws to protect our intellectual property and other proprietary rights. Significant technology used in our products, however, is not the subject of any patent protection, and we may be unable to obtain patent protection on such technology in the future. In addition, we may fail to protect our title in our registered intellectual property, such as our patents and trademarks, by failing to timely record evidence of our legal ownership in applicable intellectual property offices. Moreover, existing U.S. legal standards relating to the validity, enforceability and scope of protection of intellectual property rights offer only limited protection, may not provide us with any competitive advantages, and may be challenged by third parties. In addition, the laws of foreign countries in which we manufacture and market our products may afford little or no effective protection of our intellectual property. Accordingly, despite our efforts, we may be unable to prevent third parties from infringing upon or misappropriating our intellectual property or otherwise gaining access to our technology. In addition to the legal methods that we use to protect our intellectual property described above, we may elect to manufacture certain of our products in the United States, where manufacturing costs are higher, in order to better protect our intellectual property. Unauthorized third parties may try to copy or reverse engineer our products or portions of our products or otherwise obtain and use our intellectual property. This could result in third parties manufacturing and selling competitive products that employ our technologies. If we fail to protect our intellectual property and other proprietary rights, our business, results of operations or financial condition could be materially harmed.

In addition, defending our intellectual property rights may entail significant expense. We have, from time to time, resorted to legal proceedings to protect our intellectual property and may continue to do so in the future. For example, in 2012, our wholly owned U.S. subsidiary, Isola USA Corp. ("Isola USA"), filed a patent infringement lawsuit against Park Electrochemical Corporation, Nelco Products, Inc. and Neltec, Inc. (collectively, "Park"), in United States District Court and filed another patent infringement action against Taiwan Union Technology Corporation ("TUC") with the United States International Trade Commission ("USITC"), seeking to enforce an earlier consent order enjoining TUC from importing products that infringe other of our patents. Both of these actions have been settled. On June 25, 2012, Isola USA filed a patent infringement lawsuit against TUC in United States District Court. This action alleges

Risk Factors

infringement of patents that provide enhanced thermal electric properties in laminate materials used to fabricate PCBs. This ongoing lawsuit seeks money damages and injunctions against TUC to prevent infringement of the applicable patents. For more information, see "Business—Legal Proceedings".

Any of our intellectual property rights may be challenged by others, including TUC, or invalidated through administrative processes or litigation. The proceeding against TUC, and any other legal proceedings that we initiate in the future to enforce our intellectual property rights or to determine the validity and scope of the intellectual property or other proprietary rights of others, could result in significant expense to us and divert the attention and efforts of our management and technical employees, even if we prevail. If unsuccessful, these efforts could also result in the limitation, invalidation or loss of the intellectual property rights we sought to enforce. In addition, the proceeding against TUC including our requests for an injunction against TUC from infringing on the applicable patents, could adversely impact our relationship with certain customers or OEMs that also utilize affected products sold by TUC or Park. Finally, during the course of any patent litigation, including the proceeding against TUC, there may be public announcements of the results of hearings, motions, and other interim proceedings or developments in the litigation. If securities analysts or investors regard these announcements as negative, the market price of our ordinary shares may decline. General proclamations or statements by key public figures may also have a negative impact on the perceived value of our intellectual property.

We may be subject to attempts by others to gain unauthorized access to our information technology systems, which could result in third-party claims and harm our business and results of operations.

We face attempts by others to gain unauthorized access through the Internet to our information technology systems. If successful, these attempts could harm our business, our products, or our customers and end-users. We seek to detect and investigate these security incidents and to prevent their occurrence, but in some cases we might be unaware of an incident or its magnitude and effects. The theft or unauthorized use or publication of our trade secrets and other confidential business information as a result of such an incident could adversely affect our competitive position and reduce marketplace acceptance of our products; the value of our investment in R&D, product development, and marketing could be reduced; and third parties might assert against us or our customers claims related to resulting losses of confidential or proprietary information or end-user data, or system reliability. Our business could be subject to significant disruption, and we could suffer monetary and other losses, including the cost of product recalls and returns and reputational harm, in the event of such incidents and claims.

We may be sued by third parties for alleged infringement of their proprietary rights, which could be costly, time-consuming to defend and limit our ability to use certain technologies in the future.

Because our competitors and others actively seek patent protections, we may in the future be subject to claims that our technologies infringe upon third parties' intellectual property or other proprietary rights. In addition, the vendors from which we license technology used in our products or our customers could become subject to similar infringement claims. Any claims, with or without merit, could be time-consuming and expensive to defend, and could divert our management's attention away from the execution of our business plan. Moreover, any settlement or adverse judgment resulting from the claim could require us to pay substantial amounts or obtain a license to continue to use the technology that is the subject of the claim, or otherwise restrict or prohibit our use of the technology. There can be no assurance that we would be able to obtain a license from the third party asserting the claim on commercially reasonable terms, or at all; that we would be able to develop alternative technology on a timely basis, if at all; or that we would be able to obtain a license to use a suitable alternative technology to permit us to continue offering, and our customers

Risk Factors

to continue using, our affected product. In addition, we may be required to indemnify our vendors or customers for third-party intellectual property infringement claims, which would increase the cost to us of an adverse ruling in such a claim. An adverse determination could also prevent us from offering our products to others. Infringement claims asserted against us or our vendors or customers may have a material adverse effect on our business, results of operations or financial condition.

Our confidentiality, assignment of invention and other intellectual property-related agreements with employees and others may not adequately protect our intellectual property rights or prevent the disclosure of our trade secrets and other proprietary information.

We rely substantially upon proprietary information, trade secrets and know-how to conduct our manufacturing operations and research and development activities. We take steps to protect our proprietary rights and information, including the use of confidentiality, non-disclosure, invention-assignment and other agreements with our employees and consultants and in our commercial relationships, including with distributors and customers. However, these steps may be inadequate. Confidentiality agreements used in some of our commercial relationships expire after a stated term. In addition, these agreements may be violated, and there may be no adequate remedy available for any such violation. To the extent that our employees and consultants use intellectual property owned by others in their works for us, disputes may arise as to the rights in related or resulting inventions and know-how. Furthermore, our employees and consultants may not agree to assign us their rights in any inventions that result from their work for us, which could adversely affect our exclusive rights in such inventions and any patents that claim such inventions. Moreover, we cannot assure you that our proprietary information will be kept confidential or that we can meaningfully protect our trade secrets. Our competitors may independently develop substantially equivalent proprietary information or may otherwise gain access to our trade secrets, which could adversely affect our ability to compete in the market.

We depend on the experience and expertise of our senior management team and key technical employees, and the loss of any key employee may impair our ability to operate effectively.

Our success depends upon the continued services of our senior management team and key technical employees, particularly in our research and development department. Each of our executive officers, key technical personnel and other employees could terminate his or her relationship with us at any time. The loss of any member of our senior management team might significantly delay or prevent the achievement of our business objectives and could materially harm our business and customer relationships. In addition, because of the highly technical nature of our business, the loss of any significant number of our existing engineering and project management personnel could have a material adverse effect on our business and operating results.

Furthermore, our manufacturing process requires a skilled labor force. Although we are not generally dependent on any one employee or a small number of employees involved in our manufacturing process, we have in the past experienced periods of high employee turnover and may in the future experience significantly high employee turnover at our Asian facilities. If we are not able to replace these people with new employees with comparable capabilities, our operations could suffer as we may be unable to keep up with innovations in the industry or the demands of our customers. As a result, we may not be able to continue to compete effectively.

Risk Factors

 Unfavorable tax law changes, unfavorable government reviews of our tax returns, changes in our geographical earnings mix, or imposition of withholding taxes on repatriated earnings could adversely affect our effective tax rate and our operating results.

Our operations are subject to income and transaction taxes in the United States and other jurisdictions. A change in the tax laws in the jurisdictions in which we do business, including an increase in tax rates or an adverse change in the treatment of an item of income or expense, could result in a material increase in the amount of taxes we incur. In particular, proposals have been made to change certain U.S. tax laws relating to foreign entities with U.S. connections. Legislation has been proposed that would require treating certain foreign corporations as U.S. domestic corporations (and therefore taxable on all of their worldwide income) if the management and control of the foreign corporation occurs, directly or indirectly, primarily within the United States. In addition, the U.S. government has proposed various other changes to the U.S. international tax system, certain of which could adversely affect foreign-based multinational corporate groups, and increased enforcement of U.S. international tax laws. Although these U.S. tax law changes may not be enacted in their current forms, it is possible that these or other changes in the U.S. tax laws could significantly increase our U.S. income tax liability in the future.

We are subject to periodic audits or other reviews by tax authorities in the jurisdictions in which we conduct our activities. Audits can result in increased tax payments, penalties and interest, which would affect our results of operation and cash position (particularly if we were required to settle a significant claim with a lump sum payment). Provision for income taxes and net income / (loss) were impacted by unfavorable changes in our uncertain tax positions, after the effect of valuation allowances, in the amount of $11.6 million, $2.5 million and $9.8 million in fiscal 2012, 2011 and 2010, respectively. The unfavorable impact in fiscal 2012 resulted from positions taken in the current period. In fiscal 2011, a favorable adjustment reduced income tax expense in the amount of $12.1 million as a result of reaching settlements with taxing authorities in Germany and Taiwan. The unfavorable impact in fiscal 2010 resulted from changes in estimates of prior years' positions arising out of an ongoing examination by the taxing authorities in Germany.

Because we conduct operations in multiple jurisdictions, our effective tax rate is influenced by the amounts of income and expense attributed to each such jurisdiction. If such amounts were to change, so as to increase the amounts of our net income subject to taxation in higher-tax jurisdictions, or if we were to commence operations in jurisdictions assessing relatively higher tax rates, our effective tax rate could be adversely affected.

In addition, we may determine that it is advisable from time to time to repatriate earnings from subsidiaries, under circumstances which could give rise to the imposition of potentially significant withholding taxes by the jurisdictions in which such amounts were earned, without our receiving the benefit of any offsetting tax credits, which also could adversely impact our effective tax rate.

We are subject to risks of currency fluctuations.

A portion of our cash and other current assets is held in currencies other than the U.S. dollar. As of December 29, 2012 and December 31, 2011, we had approximately $30 million and $33 million, respectively, of current assets held by subsidiaries with a functional currency other than the U.S. dollar. Changes in exchange rates among other currencies and the U.S. dollar will affect the value of these assets as translated to U.S. dollars in our balance sheet. To the extent that we ultimately decide to repatriate some portion of these funds to the United States, the actual value transferred could be impacted by movements in exchange rates. Any such type of movement could negatively impact the amount of cash available to fund operations or to repay debt. Significant inflation or disproportionate changes in foreign exchange rates

Risk Factors

could occur as a result of general economic conditions, acts of war or terrorism, changes in governmental monetary or tax policy, or changes in local interest rates. The impact of future exchange rate fluctuations between the U.S. dollar and other currencies cannot be predicted. To the extent that we may have outstanding indebtedness denominated in other currencies, the appreciation of other currencies against the U.S. dollar will have an adverse impact on our financial condition and results of operations.

Our failure to comply with the requirements of environmental laws could result in litigation, fines and revocation of permits necessary to our manufacturing processes.

Our operations are regulated under a number of international, federal, state, local, and foreign environmental and safety laws and regulations that govern, among other things, the discharge of hazardous materials into the air and water, as well as the handling, storage, and disposal of such materials. Because we use hazardous materials and generate hazardous wastes in our manufacturing processes, we may be subject to potential financial liability for costs associated with the investigation and remediation of our own sites, or sites at which we have arranged for the disposal of hazardous wastes, if such sites become contaminated. Even if we fully comply with applicable environmental laws and are not directly at fault for the contamination, we may still be liable.

Although in recent periods the Company has not incurred any material environmental costs, any material violations of environmental laws or failure to maintain required environmental permits could subject us to fines, penalties, and other sanctions, including the revocation of our effluent discharge permits, which could require us to cease or limit production at one or more of our facilities, and harm our business, results of operations, and financial condition. Even if we ultimately prevail, environmental lawsuits against us would be time consuming and costly to defend.

Environmental laws could become more stringent over time, imposing greater compliance costs and increasing risks and penalties associated with violation. We operate in environmentally sensitive locations, and we are subject to potentially conflicting and changing regulatory agendas of political, business, and environmental groups. We are increasingly required to certify compliance with various material content restrictions in our products based on laws of various jurisdictions or territories such as the Restriction of Hazardous Substances ("RoHS") and Registration, Evaluation, Authorization and Restriction of Chemicals ("REACH") directives in the European Union and China's RoHS legislation. In addition, our customers or the OEMs they supply may adopt more stringent environmental requirements for their products in response to political or social pressure. Changes or restrictions on discharge limits, emissions levels, material storage, handling or disposal or increasingly stringent certification requirements might require a high level of unplanned capital investment or facility or materials relocation. It is possible that environmental compliance costs and penalties from new or existing regulations may harm our business, results of operations, and financial condition. See "Business—Regulation".

Our business and operations could be adversely impacted by climate change initiatives.

Our manufacturing processes require that we purchase significant quantities of energy from third parties, which results in the generation of greenhouse gasses, either directly on-site or indirectly at electric utilities. Both domestic and international legislation to address climate change by reducing greenhouse gas emissions and establishing a price on carbon could create increases in energy costs and price volatility. Considerable international attention is now focused on development of an international policy framework to guide international action to address climate change. Proposed and existing legislative efforts to control or limit greenhouse gas emissions could affect our energy source and supply choices as well as increase the cost of energy and raw materials derived from sources that generate greenhouse gas emissions.

Risk Factors

 Damage to our manufacturing facilities due to fire, natural disaster, or other events could harm our financial results.

We have manufacturing facilities in the United States located in Arizona, California and South Carolina. We also have manufacturing facilities in Germany, Italy, China, Singapore, and Taiwan. The destruction or closure of any of our facilities for a significant period of time as a result of fire, explosion, blizzard, act of war or terrorism, flood, tornado, earthquake, lightning, or other natural disaster could harm us financially, increasing our costs of doing business and limiting our ability to deliver our products on a timely basis.

We may engage in future acquisitions or dispositions that could disrupt our business, cause dilution to our shareholders or adversely impact our financial condition and operating results.

In the future we may acquire companies or assets of companies or dispose of portions of our business in order to enhance our market position or strategic strengths. We are not currently a party to any agreements or commitments, and we have no understandings with respect to any such acquisitions or dispositions. We may not be able to find suitable acquisition candidates, and we may not be able to complete acquisitions or dispositions on favorable terms, if at all, even after devoting substantial resources to them. If we do complete acquisitions or dispositions, we cannot be sure that they will ultimately strengthen our competitive position or that they will not be viewed negatively by customers, financial markets, or investors. In addition, any acquisitions that we make could lead to difficulties in integrating personnel and operations from the acquired businesses and in retaining and motivating key personnel from these businesses. Acquisitions or dispositions may disrupt our ongoing operations, divert management from day-to-day responsibilities, increase our expenses, and adversely impact our operating results or financial condition. Future acquisitions may reduce our cash available for operations and other uses and could result in an increase in amortization expense related to finite-lived intangible assets acquired, potentially dilutive issuances of equity securities, or the incurrence of debt, any of which could adversely affect our financial condition and operating results.

We are an emerging growth company and cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our ordinary shares less attractive to investors.

We are an "emerging growth company" under the Jumpstart Our Business Startups Act (the "JOBS Act"), and may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our ordinary shares less attractive because we will rely on these exemptions. If some investors find our ordinary shares less attractive as a result, our stock price may be lower than it otherwise would be, there may be a less active trading market for our ordinary shares and our stock price may be more volatile.

We will remain an emerging growth company until the earliest of (i) the last day of our fiscal year during which we have total annual gross revenues of at least $1.0 billion; (ii) the last day of our fiscal year ending after the fifth anniversary of the completion of this offering; (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; or (iv) the date on which we are deemed to be a "large accelerated filer" under the Securities Exchange Act of 1934 as amended (the "Exchange Act").

Risk Factors

 We will incur significantly increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.

We have never operated as a public company. As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. There may be further increases if and when we are no longer an "emerging growth company". In preparation for our initial public offering, we have increased our personnel devoted to legal, accounting and human resources matters and have implemented additional procedures to improve compliance and effectiveness in these functional areas. In addition, the Sarbanes-Oxley Act of 2002, the Dodd-Frank Act of 2010, and rules subsequently implemented and yet to be implemented by the Securities and Exchange Commission and Nasdaq have imposed and will impose various new requirements on public companies, including requiring changes in corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these new compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly, particularly after we are no longer an "emerging growth company". For example, we expect these new rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantial costs to maintain the same or similar coverage.

In addition, the Sarbanes-Oxley Act requires, among other things, that we maintain effective internal control over financial reporting and disclosure controls and procedures. In particular, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management and, when we are no longer an "emerging growth company" under the JOBS Act, our independent registered public accounting firm, to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. Compliance will require us to increase our general and administrative expense in order to pay added compliance personnel, outside legal counsel and consultants to assist us in, among other things, external reporting, instituting and monitoring a more comprehensive compliance function and board governance function, establishing and maintaining internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act, and preparing and distributing periodic public reports in compliance with our obligations under the U.S. federal securities laws. We currently do not have an internal audit group, and we will evaluate the need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge. Moreover, if we are not able to comply with the requirements of Section 404 in a timely manner, the market price of our stock could decline and we could be subject to sanctions or investigations by Nasdaq, the Securities and Exchange Commission or other regulatory authorities, which would require additional financial and management resources.

Risk Factors

 We have in the past and may in the future identify material weaknesses in our internal control over financial reporting. If we fail to maintain an effective system of internal controls in the future, we may not be able to accurately report our financial results or prevent fraud. As a result, current and potential shareholders could lose confidence in our financial reporting, which could harm our business and the trading price of our stock.

In 2011, in preparation for this offering, we and our independent registered public accounting firm identified a material weakness in our internal controls over financial reporting, which we have since remediated. Under standards established by the Public Company Accounting Oversight Board, a material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected and corrected in a timely manner. Our internal control deficiencies resulted in material adjustments to our previously issued consolidated financial statements for fiscal years 2004 through 2009 and to our consolidated financial statements for fiscal 2010 and the six months ended July 2, 2011. These material adjustments were not previously identified by us because we had limited resources within the accounting function possessing a requisite level of technical experience in the selection and application of certain accounting principles. Management and our independent registered public accounting firm determined that internal controls over identifying and evaluating complex transactions required strengthening. The accounting principles at issue included distinguishing liabilities from equity, accounting for derivatives and hedging, determination of functional currency and accounting for stock-based compensation for securities issued by the Sponsor Limited Partnership.

In January 2012, we determined that our internal control deficiencies resulted in the need for additional material adjustments to our previously issued consolidated financial statements. The need for these adjustments resulted in the restatement of our previously issued consolidated financial statements related to the accounting for derivatives and hedging, the presentation of the results of operations and cash flows from the liquidation of Mas Italia s.r.l., the presentation on the balance sheet and in the statement of cash flows related to an entrustment loan in China and the related restricted cash and the presentation in the results of operations of withholding tax expense on dividends paid by certain of our subsidiaries.

Beginning in the third quarter of fiscal 2011, we implemented changes and improvements in our internal control over financial reporting to address the underlying causes of our material weakness (including hiring a Director of External Reporting, who has experience working in the accounting departments of public companies), which we have since remediated. We cannot assure you that the measures we took will be effective in mitigating or preventing significant deficiencies or material weaknesses in our internal control over financial reporting in the future. Any failure to maintain or implement required new or improved controls, or any difficulties we encounter in their implementation, could result in additional material weaknesses or cause us to fail to meet our periodic reporting obligations.

We will be required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting with our second Annual Report on Form 10-K after the completion of this offering. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. However, our independent registered public accounting firm will not be required to formally attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 until the later of the year following our first annual report required to be filed with the SEC, or the date we are no longer an emerging growth company.

If we to cease to be an emerging growth company, our independent registered accounting firm would be required to perform the work necessary to render an opinion on our internal controls, which could be costly and time consuming. In addition, even if our management concludes that our internal controls are effective,

Risk Factors

our independent registered public accounting firm, if required to render an opinion on our internal controls, may issue a report that is adverse if it is not satisfied with our controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In response, we may need to undertake various actions, such as implementing additional internal controls and procedures or hiring additional accounting or internal audit staff. During the course of the evaluation, documentation or attestation, we or our independent registered accounting firm may identify one or more material weakness that could result in errors in our financial statements, cause us to fail to meet our reporting obligations and cause investors to lose confidence in our reported financial information, leading to a decline in the trading price of our stock.

We have elected under the JOBS Act to delay the adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies.

Under the JOBS Act, an "emerging growth company" can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We intend to take advantage of this extended transition period. Since we will not be required to comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies, our financial statements may not be comparable to financial statements of companies that comply with public company effective dates.

We are subject to the Foreign Corrupt Practices Act ("FCPA"). A determination that we violated this act may affect our business and operations adversely.

We are subject to the regulations imposed by the FCPA, which generally prohibits companies that are publicly listed in the U.S. and their intermediaries from making improper payments to foreign officials for the purpose of obtaining or keeping business. In connection with our initial public offering, we are implementing policies and procedures to train our personnel in FCPA compliance matters. Any determination that we have violated the FCPA could have a material adverse effect on our financial position, operating results and cash flows.

RISKS RELATED TO THIS OFFERING AND OWNERSHIP OF OUR ORDINARY SHARES

We are controlled by the Sponsors, whose interests may not be aligned with yours.

Prior to the completion of this offering, the Sponsors own, directly or indirectly,         % of our outstanding ordinary shares. After giving effect to this offering, assuming an offering of                    ordinary shares, the Sponsors will control, directly or indirectly, approximately         % of our ordinary shares, assuming no exercise of the underwriters' option to purchase additional shares. In addition, at the completion of this offering, we will enter into a shareholders' agreement with our Sponsors that will give each of TPG and Oaktree the right to nominate representatives to our board of directors and require our Sponsors to vote for the election of these nominees to our board of directors, so long as TPG and Oaktree own specified percentages of our outstanding voting securities. See "Certain Relationships and Related Party Transactions—Agreements with Our Sponsors—Shareholders and Registration Rights Agreement". As a result, the Sponsors will continue to be able to control the election of our directors, determine our corporate and management policies and determine, without the consent of our other shareholders, the outcome of any corporate transaction or other matter submitted to our shareholders for approval, including potential mergers or acquisitions, asset sales and other significant corporate transactions. The Sponsors will also have sufficient voting power to amend our organizational documents. The interests of the Sponsors may not coincide with the interests of other holders of our ordinary shares.

Risk Factors

Furthermore, each of the Sponsors is in the business of making investments in companies and may, from time to time, acquire and hold interests in businesses that compete directly or indirectly with us. The Sponsors may also pursue, for their own accounts, acquisition opportunities that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us. Our memorandum and articles of association do not prohibit the Sponsors, or any of their respective officers, directors, agents, employees, shareholders, members, partners, affiliates and subsidiaries, or any of our directors, from acquiring an interest or expectancy in corporate opportunities, and do not impose upon such persons or entities any duty to disclose such potential corporate opportunities to us or refrain from competing with us, even if such opportunities are ones we or our subsidiaries might reasonably be deemed to have pursued or had the desire to pursue. Furthermore, such persons or entities may take such corporate opportunities for themselves or offer them to other persons or entities. Our Sponsors may also consider combining our operations with those of another company. So long as the Sponsors continue to own a significant amount of our outstanding ordinary shares, they will continue to be able to strongly influence or effectively control our decisions, including potential mergers or acquisitions, asset sales and other significant corporate transactions.

We will be a "controlled company" within the meaning of Nasdaq rules and, as a result, will qualify for and will rely on exemptions from certain corporate governance requirements.

After completion of this offering, the Sponsors will continue to control a majority of the voting power of our outstanding ordinary shares. As a result, we will be a "controlled company" within the meaning of the corporate governance standards of Nasdaq. Under Nasdaq rules, a company of which more than 50% of the voting power is held by a person or group of persons acting together is a "controlled company" and may elect not to comply with certain corporate governance requirements of Nasdaq, including the requirements that:

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a majority of the board of directors consists of independent directors;

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the nominating and corporate governance committee is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities;

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the compensation committee be composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities; and

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there is an annual performance evaluation of the nominating and corporate governance and compensation committees.

We have adopted charters for our audit, nominating and corporate governance and compensation committees, intend to conduct annual performance evaluations for these committees, and initially expect all of our committee members and a majority of our board of directors to be considered independent directors under the independence criteria of Nasdaq. Although we intend to comply with these listing requirements whether or not we are a controlled company, there is no guarantee that we will not take advantage of the exemptions available to "controlled companies" in the future. Accordingly, you may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

Risk Factors

 Shareholder rights under Cayman Islands law may differ materially from shareholder rights in the United States, which could adversely affect the ability of us and our shareholders to protect our and their interests.

We are a company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, by the Companies Law of the Cayman Islands and the common law of the Cayman Islands, as amended and restated from time to time. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law in the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority but are not binding on a court in the Cayman Islands. In particular, some states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate laws. Moreover, we could be involved in a corporate combination in which dissenting shareholders would have no rights comparable to appraisal rights which would otherwise ordinarily be available to dissenting shareholders of United States corporations. Also, our Cayman Islands counsel is not aware of a significant number of reported class actions or derivative actions having been brought in Cayman Islands courts. Such actions are ordinarily available in respect of United States corporations in U.S. courts. Finally, Cayman Islands companies may not have standing to initiate shareholder derivative actions before the federal courts of the United States. As a result, our public shareholders may face different considerations in protecting their interests in actions against the management, directors or the Sponsors than would shareholders of a corporation incorporated in a jurisdiction in the United States, and our ability to protect our interests may be limited if we are harmed in a manner that would otherwise enable us to sue in a United States federal court. See "Description of Share Capital—Differences in Corporate Law".

Certain provisions of our charter documents could discourage, delay or prevent a merger or acquisition at a premium price.

Our memorandum and articles of association will contain provisions that:

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permit us to issue, without any further vote or action by our shareholders, 25,000,000 preferred shares in one or more series and, with respect to each series, to fix the number of shares constituting the series and the designation of the series, the voting powers (if any) of the shares of such series, and the preferences and other special rights, if any, and any qualifications, limitations or restrictions, of the shares of the series; and

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at such time as we are no longer a "controlled company", will allow our board of directors to establish a classified board, and limit the ability of shareholders to call extraordinary general meetings or act by written consent in lieu of a meeting (we believe that such action by written consent would be impractical after the consummation of this offering, even while we are a "controlled company," because it requires unanimous shareholder approval under the laws of the Cayman Islands).

The foregoing provisions may impose various impediments to the ability of a third party to acquire control of us, even if a change in control would be beneficial to our existing shareholders.

As a holder of the ordinary shares, you may have difficulty obtaining or enforcing a judgment against us because we are incorporated under the laws of the Cayman Islands.

Because we are a Cayman Islands company, there is uncertainty as to whether the Grand Court of the Cayman Islands would recognize or enforce judgments of United States courts obtained against us predicated upon the civil liability provisions of the securities laws of the United States or any state thereof,

Risk Factors

or be competent to hear original actions brought in the Cayman Islands against us predicated upon the securities laws of the United States or any state thereof.

An active trading market for our ordinary shares may not develop, and you may not be able to sell your ordinary shares at or above the initial public offering price.

Prior to this offering, there has been no public market for our ordinary shares. Although we have applied to have our ordinary shares quoted on the Nasdaq Global Market, an active trading market for our ordinary shares may never develop or be sustained following this offering. If no trading market develops, securities analysts may not initiate or maintain research coverage of our Company, which could further depress the market for our ordinary shares. As a result, investors may not be able to sell their ordinary shares at or above the initial public offering price or at the time that they would like to sell.

If equity research analysts do not publish research or reports about our business or if they issue unfavorable commentary or downgrade our ordinary shares, the price of our ordinary shares could decline.

The trading market for our ordinary shares will rely in part on the research and reports that equity research analysts publish about us and our business. We do not control these analysts. The price of our stock could decline if one or more equity analysts downgrade our stock or if those analysts issue other unfavorable commentary or cease publishing reports about us or our business.

The market price of our ordinary shares may be volatile, which could result in substantial losses for investors purchasing shares in this offering.

The initial public offering price for our ordinary shares will be determined through negotiations with the underwriters. This initial public offering price may vary from the market price of our ordinary shares after the offering. Some of the factors that may cause the market price of our ordinary shares to fluctuate include:

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the failure of securities analysts to cover our ordinary shares after this offering, or changes in financial estimates or recommendations by analysts;

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actual or anticipated variations in our or our competitors' operating results;

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failure by us or our competitors to meet analysts' projections or guidance that we or our competitors may give the market;

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volatility in our operating performance;

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future sales of our ordinary shares;

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investor perceptions of us and the industry;

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the public's reaction to our press releases, our other public announcements and our filings with the Securities and Exchange Commission;

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general economic conditions; and

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the other factors described elsewhere in these "Risk Factors".

In addition, if the market for stocks of companies in our industry or the stock market in general experiences a loss of investor confidence, the trading price of our ordinary shares could decline for reasons unrelated to our business, financial condition or results of operations. If any of the foregoing occurs, it could cause our stock price to fall and may expose us to class action lawsuits that, even if unsuccessful, could be costly to defend and a distraction to management.

Risk Factors

 We may not be able to obtain capital when desired on favorable terms, if at all, or without dilution to our shareholders.

We anticipate that the net proceeds of this offering, together with current cash and cash equivalents, cash provided by operating activities, funds from the senior secured notes and funds available from our new senior secured revolving credit facility that we expect to enter into upon the closing of this offering will be sufficient to meet our current and anticipated needs for general corporate purposes. It is possible, however, that we may not generate sufficient cash flow from operations or otherwise have the capital resources to meet our future capital needs, refinance our indebtedness or take advantage of acquisition opportunities. If this occurs, we may need additional financing to execute on our current or future business strategies, including to:

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hire additional engineers and other personnel;

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develop new or enhance existing products;

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enhance our operating infrastructure;

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acquire complementary businesses or technologies; or

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otherwise respond to competitive pressures.

If we raise additional funds through the issuance of convertible debt or equity securities, the percentage ownership of our shareholders could be significantly diluted, and these newly issued securities may have rights, preferences or privileges senior to those of existing shareholders, including those acquiring shares in this offering. We cannot assure you that additional financing will be available on terms favorable to us, or at all. If adequate funds are not available or are not available on acceptable terms, if and when needed, our ability to fund our operations, take advantage of unanticipated opportunities, develop or enhance our products, or otherwise respond to competitive pressures would be significantly limited.

A significant portion of our total outstanding shares may be sold into the public market in the near future, which could cause the market price of our ordinary shares to drop significantly, even if our business is doing well.

Sales of a substantial number of our ordinary shares in the public market could occur at any time after the expiration of the lock-up agreements described in "Underwriters". These sales, or the market perception that the holders of a large number of shares intend to sell shares, could reduce the market price of our ordinary shares. After this offering, we will have                           ordinary shares outstanding based on the number of shares outstanding as of                    , 2013. This includes the                    shares that we are selling in this offering, which may be resold in the public market immediately. The remaining                    shares, or         % of our outstanding shares after this offering, will be able to be sold, subject to any applicable volume limitations under U.S. federal securities laws, in the near future as set forth below.

In addition, the Sponsors have certain registration rights, which they may exercise in order to sell their shares through a registration statement filed by us on their behalf. For more information, see "Certain Relationships and Related Party Transactions—Agreements with Our Sponsors—Shareholders and Registration Rights Agreement".

We plan to offer stock awards, which have the potential to dilute shareholder value and cause the price of our ordinary shares to decline.

We expect to offer stock awards to our directors, officers and employees, some of which may be vested at the time of this offering. If the stock awards are vested and exercised, and those shares are sold into the public market, the market price of our ordinary shares may decline. In addition, the availability of ordinary

Risk Factors

shares for award under any equity incentive plan that we adopt, or the grant of stock awards, may adversely affect the market price of our ordinary shares.

If you purchase ordinary shares sold in this offering, you will experience immediate and substantial dilution because our existing holders of ordinary shares paid substantially less than the initial public offering price for your shares.

You will experience immediate and substantial dilution of $             in pro forma net tangible book value per share because the price that you pay will be substantially greater than the net tangible book value per share of the shares you acquire, based on the net tangible book value per share as of                                        , 2013. This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their shares.

We do not currently intend to pay dividends on our ordinary shares and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our ordinary shares.

Isola Group Ltd. has never declared or paid any cash dividends on its ordinary shares. We currently intend to invest our future earnings, if any, to fund our growth and do not anticipate paying cash dividends on our ordinary shares in the future. In addition, the instruments currently governing our indebtedness contain covenants that place limitations on the amount of dividends we may pay. Therefore, you are not likely to receive any dividends on your ordinary shares for the foreseeable future.

 Forward-looking Statements

This prospectus contains "forward-looking statements". All statements other than statements of historical fact are "forward-looking" statements for purposes of the U.S. federal and state securities laws. These statements may be identified by the use of forward-looking terminology such as "anticipate", "believe", "continue", "could", "estimate", "expect", "intend", "may", "might", "plan", "potential", "predict", "should" or "will" or the negative thereof or other variations thereon or comparable terminology. In particular, statements about our expectations, beliefs, plans, objectives, assumptions or future events or performance contained in this prospectus under the headings "Prospectus Summary", "Risk Factors", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" are forward-looking statements.

We have based these forward-looking statements on our current expectations, assumptions, estimates and projections. While we believe these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond our control. These and other important factors, including those discussed in this prospectus under the headings "Prospectus Summary", "Risk Factors", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business", may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements. Some of the key factors that could cause actual results to differ from our expectations include:

–>
adverse developments in the global economy;

–>
our dependence on growth in our customers' businesses;

–>
our ability to remain competitive in the markets we serve;

–>
our inability to continue to develop, manufacture and market innovative, customized products and services that meet customers' requirements for performance and reliability;

–>
any failure of our suppliers to provide us with raw materials;

–>
termination of our key contracts, including technology license agreements, or loss of our key customers;

–>
our inability to protect our intellectual property;

–>
our failure to realize anticipated benefits from completed acquisitions, divestitures or restructurings, or the possibility that such acquisitions, divestitures or restructurings could adversely affect us;

–>
the loss of key employees;

–>
our exposure to foreign currency exchange rate risks;

–>
terrorist acts or acts of war; and

–>
other risks and uncertainties, including those listed under the caption "Risk Factors".

Given these risks and uncertainties, you are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements included in this prospectus are made only as of the date hereof. We undertake no obligation to update or revise any forward-looking statements, either to reflect new developments, or for any other reason, except as required by law.

 Use of Proceeds

We estimate that our net proceeds from this offering, after deducting underwriting discounts and estimated offering expenses, will be approximately $          million, assuming the shares are offered at $         per ordinary share, which is the midpoint of the estimated offering range set forth on the cover page of this prospectus.

We intend to use the net proceeds as follows:

–>
$          million of the net proceeds will be used to prepay $          million in aggregate principal amount of indebtedness under our existing senior secured credit agreement plus interest to the prepayment date; and

–>
$          million of the net proceeds will be used to prepay $          million in aggregate principal amount of indebtedness under our mezzanine credit agreement plus interest to the prepayment date.

As of December 29, 2012, we had $210.0 million aggregate principal amount of secured term loans outstanding under our senior credit agreement, which currently bear interest at a rate of 10% per annum and mature on September 30, 2015, and $205.0 million aggregate principal amount of unsecured loans and $4.1 million accrued PIK interest payable outstanding under our mezzanine credit agreement, which currently bear interest at a rate of 16% per annum and mature on March 24, 2016. The syndicate of lenders under our existing senior secured credit agreement and mezzanine agreement includes certain of our Sponsors. See "Certain Relationships and Related Party Transactions".

After application of the proceeds of this offering, the remaining balances of the loans under the senior and mezzanine credit agreements will be repaid with the proceeds of the issuance of senior secured notes. The senior secured notes offering will be completed concurrently with the closing of this offering. This offering, the senior secured notes offering and the closing of the senior secured revolving credit facility are each conditional upon the closing of the other transactions.

The following table summarizes the estimated sources and uses of proceeds in connection with the sale of ordinary shares by us and the issuance of $          million of senior secured notes, assuming this offering and the refinancing had occurred on December 29, 2012. We also expect to enter into a new $     million senior secured revolving credit facility, which we expect will be undrawn at the closing of this offering. You should read the following together with the information set forth under "Prospectus Summary—Concurrent Transactions".

Sources	Amount

(dollars in millions)
Ordinary shares offered hereby	$
New senior secured notes

Total Sources	$

Uses	Amount

(dollars in millions)
Repay existing secured term loans	$
Repay existing unsecured term loans
Fees and expenses
Cash on balance sheet

Total Uses	$

 Dilution

Dilution represents the difference between the amount per share paid by investors in this offering and the as adjusted net tangible book value per share of our ordinary shares immediately after this offering.

Our net tangible book value as of                           , 2013 was a surplus of $              million, or $             per ordinary share. Net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the number of ordinary shares outstanding.

After giving effect to our receipt of the estimated net proceeds from our sale of ordinary shares in this offering, and after deducting the underwriting discounts and commissions and other estimated offering expenses payable by us, our net tangible book value, as adjusted, as of                           , 2013 would have been $              million, or $             per ordinary share. This represents an immediate increase in net tangible book value of $             per common share to our existing shareholders and an immediate dilution of $             per share to new investors purchasing our ordinary shares in this offering. The following table illustrates this per share dilution to the later investors:

Initial public offering price per share	$
Pro forma net tangible book value per share as of , 2013
Increase per share attributable to investors purchasing our ordinary shares in this offering

As adjusted net tangible book value per share after this offering

Dilution in net tangible book value per share to new investors purchasing our ordinary shares in this offering	$

The following table summarizes, as of                           , 2013, the number of shares purchased from us, the total consideration paid or to be paid to us, and the average price per share paid or to be paid to us by existing shareholders and new investors purchasing our ordinary shares in this offering at an assumed offering price of $             per share, which is the midpoint of the price range listed on the cover page of this prospectus, before deducting underwriting discounts and commissions and estimated offering expenses payable by us. As the table shows, new investors purchasing shares in this offering will pay an average price per share substantially higher than our existing shareholders paid.

	Shares purchased			Total consideration
Average price per share
	Number	Percent		Amount	Percent

Existing shareholders			%			%	$
New investors
Total		100%			100%

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share would increase (decrease) the total consideration paid by new investors by $              million and increase (decrease) the percent of total consideration paid by new investors by         % assuming that the number of shares offered by us, as set forth on the cover of this prospectus, remains the same.

The number of ordinary shares to be outstanding after this offering is based on                           ordinary shares outstanding as of                           , 2013. Except as otherwise indicated, the discussion and tables above assume no exercise of the underwriters' option to purchase additional shares, and no exercise of any of our outstanding stock awards. If the underwriters' option to purchase additional shares is exercised in full, the number of ordinary shares held by existing shareholders upon the completion of this offering would

Dilution

be                           , or         %, and the number of ordinary shares held by new investors upon the completion of this offering would be                           , or         %, of the total number of shares outstanding upon the completion of this offering. Our net tangible book value, as adjusted, will be $             , or $             per ordinary share, and the dilution per ordinary share to new investors will be $             , if the underwriters' over-allotment option is exercised in full.

In addition, effective immediately upon the signing of the underwriting agreement for this offering, an aggregate of                           our ordinary shares will be reserved for issuance under our New Equity Plan. To the extent that any of our outstanding stock awards are exercised, new options are issued under our New Equity Plan or we issue additional ordinary shares or other equity securities in the future, there will be further dilution to investors participating in this offering. Furthermore, we may choose to raise additional capital through the sale of equity or convertible debt securities due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans.

 Dividend Policy

Isola Group Ltd. has never declared or paid any cash dividends on its ordinary shares. We currently intend to retain earnings, if any, to finance the development and growth of our business and do not anticipate paying cash dividends on our ordinary shares in the future. The payment of any future dividends is restricted by our current credit agreements. The declaration and payment of dividends is also subject to the discretion of our board of directors and depends on various factors, including our net income, financial condition, cash requirements, future prospects and other factors deemed relevant by our board of directors.

In addition, under the Companies Law of the Cayman Islands, our board of directors may declare dividends only out of our accumulated net profits or out of share premium, provided that immediately following the date on which the dividend is to be paid we can pay our debts as they come due in the ordinary course of business, or (subject to the same solvency test as applies to payments from premium) out of any distributable capital reserve resulting from contributed surplus paid in to us.

 Capitalization

Prior to this offering, a substantial amount of the investment in Isola is represented by CPCs issued by Isola's current Luxembourg Holding Company to the Sponsor Limited Partnership, which is controlled by our Sponsors. Immediately prior to this offering, we will reorganize as Isola Group Ltd., a Cayman Islands company, and all of the outstanding securities of the Luxembourg Holding Company, including the common shares and the CPCs, will be effectively converted into ordinary shares of Isola Group Ltd., as described in "Prospectus Summary—Concurrent Transactions—Corporate Reorganization" (the "Corporate Reorganization and Conversion").

The following table sets forth both our cash and cash equivalents and our capitalization as of December 29, 2012:

–>
on an actual basis;

–>
on a pro forma as adjusted basis to give effect to:

–>
the Corporate Reorganization and Conversion;

–>
the sale of ordinary shares by us in this offering at an assumed initial public offering price of $             per share, the midpoint of the range set forth on the front cover page of this prospectus;

–>
the sale of $       principal amount of our new senior secured notes; and

–>
the application of the net proceeds of this offering and our new senior secured notes as described under "Use of Proceeds".

This table should be read in conjunction with our consolidated financial statements and accompanying notes thereto, "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources" included elsewhere in this prospectus.

	As of December 29, 2012
	Actual	Pro forma Adjustments	Pro forma as adjusted

	(dollars in thousands, except for share data)
Cash	$54,699

Debt and borrowings
Secured term loans issued under existing senior secured credit agreement, net of unamortized discount of $18.0 million	191,992
Unsecured term loans issued under mezzanine credit agreement, net of unamortized discount of $54.3 million and includes $4.1 million of accrued PIK interest	154,768
Senior secured notes	—
Loans issued under new senior secured revolving credit facility	—
Convertible preferred certificates	227,255
Other short-term indebtedness	15,100

Total debt and borrowings	$589,115	$	$

Stockholder's deficiency
Common shares of Isola Group S.à.r.l., €25 par value ($31), 500 shares authorized, issued and outstanding (actual)	15
Ordinary shares of Isola Group Ltd., 100,000,000 shares authorized, shares issued and outstanding (pro forma), and shares issued and outstanding (pro forma as adjusted)	—
Additional paid-in capital	36,136
Accumulated deficit	(441,358)
Accumulated other comprehensive income / (loss)	(56,484)

Total stockholder's deficiency	(461,691)

Total capitalization	$127,424	$	$

 Selected Historical Consolidated Financial and Other Data

The following table presents our selected historical consolidated financial and other data. The consolidated statements of operations data, balance sheet data and other financial data as of and for fiscal 2012, 2011, 2010, 2009, and 2008, are derived from our audited consolidated financial statements which, except for fiscal 2009 and 2008 and balance sheet data as of the end of fiscal 2010, are included elsewhere in this prospectus. The selected historical consolidated financial and other data below should be read in conjunction with "Use of Proceeds", "Capitalization", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes included elsewhere in this prospectus.

	Fiscal year
	2012	2011	2010	2009	2008

	(dollars in thousands, except for share data)
Consolidated Statement of Operations Data:
Revenues	$555,504	$596,989	$611,987	$424,199	$603,543
Cost of goods sold	395,749	455,404	467,751	342,832	522,168

Gross profit	159,755	141,585	144,236	81,367	81,375

Operating expenses:
Sales, general and administrative	81,558	77,545	65,271	61,816	69,362
Research and development	13,185	10,653	9,532	9,239	10,677
Restructuring	(42)	1,250	4,782	17,497	8,218
Loss on liquidation of subsidiary	—	—	—	3,548	—
Goodwill impairment	—	—	—	—	8,513

Total operating expenses	94,701	89,448	79,585	92,100	96,770

Operating income / (loss)	65,054	52,137	64,651	(10,733)	(15,395)
Other income—net	2,903	1,629	4,758	1,268	2,467
Embedded derivative gain / (loss)—net	(3,818)	42,256	21,165	(27,513)	115,352
Interest expense(2)	(84,154)	(80,210)	(72,134)	(54,893)	(60,652)
Interest income	99	221	339	567	1,821
Foreign exchange gain / (loss)—net	(4,299)	4,833	9,596	(2,083)	(979)

Income / (loss) before taxes	(24,215)	20,866	28,375	(93,387)	42,614
Provision for income taxes	(28,649)	(10,893)	(27,158)	(7,339)	(6,815)

Net income / (loss)	$(52,864)	$9,973	$1,217	$(100,726)	$35,799

Net income / (loss) per common share
Basic	$(105.73)	$19.95	$2.43	$(201.45)	$71.60
Diluted	$(105.73)	$19.95	$2.43	$(201.45)	$71.60
Weighted average number of common and common equivalent shares outstanding
Basic	500	500	500	500	500
Diluted	500	500	500	500	500

Selected Historical Consolidated Financial and Other Data

	Fiscal year
	2012	2011	2010	2009	2008

	(dollars in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$54,699	$47,481	$36,733	$38,932	$74,084
Current assets	202,683	206,909	201,208	178,362	213,435
Total assets	365,299	368,174	377,194	357,852	424,324
Current liabilities	118,219	130,478	131,603	480,461	467,488
Working capital (deficit)	84,464	76,431	69,605	(302,099)	(254,053)
Long-term debt and capital lease obligations	360,406	331,592	306,547	16,408	30,254
Convertible preferred certificates	227,255	208,009	199,136	176,595	162,567
Total liabilities	826,990	772,952	778,623	756,210	726,882
Common stock and additional paid in capital	36,151	33,284	30,667	28,175	26,418
Total stockholder's deficiency	(461,691)	(404,778)	(401,429)	(398,358)	(302,558)
Other Financial Data:
Adjusted EBITDA(3)	$91,701	$86,183	$92,365	$31,625	$30,847

(1)
For factors that may affect the comparability of financial information included in this table to future results of operations, see "Management's Discussion and Analysis of Financial Condition and Results of Operation—Factors Affecting Comparability".

(2)
Interest expense in fiscal 2012 was $84.2 million comprised of cash interest expense of $37.7 million and non-cash interest expense of $46.5 million. Non-cash interest expense includes the amortization of deferred loan origination costs, amortization of OID, PIK interest on debt under our mezzanine credit agreement and accretion of interest on our CPCs. We intend to use the proceeds of this offering, together with the proceeds from the issuance of $          million of senior secured notes bearing interest at     % per annum, to reduce our current indebtedness and to refinance the remaining balance of our current indebtedness. If such transactions had occurred as of the end of fiscal 2011, our interest expense in fiscal 2012 would have been $              million, and our cash interest expense in fiscal 2012 would have been $              million.

(3)
Adjusted EBITDA is defined as net income / (loss) plus (i) interest expense and interest income, net, (ii) provision for income taxes, (iii)  depreciation and amortization and (iv) certain additional adjustments. These additional adjustments include stock-based compensation, restructuring charges, foreign exchange gain / (loss)—net, goodwill impairment, management fees paid to TPG, embedded derivatives gain / (loss)—net, expenses related to this offering and a gain related to the settlement of a patent infringement dispute in fiscal 2010.

Adjusted EBITDA is a measure used by management and external users of our consolidated financial statements to evaluate operating performance, but it is not a recognized term under U.S. GAAP and is not an alternative to net income as a measure of overall financial performance or to Cash Flows from Operating Activities as a measure of cash generated from operating activities. Additionally, Adjusted EBITDA is not intended to be a measure of free cash flow available for management's discretionary use, as it does not consider certain cash requirements such as tax payments and debt service requirements, nor does it consider the need for incremental working capital or capital expenditures.

We believe Adjusted EBITDA is useful because it allows us to more effectively evaluate our operating performance, compare the results of our operations from period-to-period and compare the results of our operations against our peers without regard to our financing methods or capital structure. We exclude the items listed above from net income (loss) in arriving at Adjusted EBITDA because these amounts can vary substantially from company-to-company within our industry depending on accounting methods and book values of assets, capital structure and the method by which assets were acquired. We further believe that Adjusted EBITDA is frequently used by securities analysts, investors and other interested parties in their evaluation of companies, many of which present an EBITDA or Adjusted EBITDA measure when reporting their results. We use non-GAAP financial measures to supplement U.S. GAAP measures to provide a further understanding of the factors and trends affecting the business that U.S. GAAP measures alone cannot provide. Because not all companies use identical calculations, our presentation of Adjusted EBITDA may not be comparable to other similarly titled measures of other companies.

Selected Historical Consolidated Financial and Other Data

The following table presents a reconciliation of net income / (loss), the most directly comparable financial measure under U.S. GAAP, to Adjusted EBITDA for the periods presented.

	Fiscal year
	2012	2011	2010	2009	2008

	(dollars in thousands)
Net income / (loss):	$(52,864)	$9,973	$1,217	$(100,726)	$35,799
Interest expense	84,154	80,210	72,134	54,893	60,652
Interest income	(99)	(221)	(339)	(567)	(1,821)
Provision for income taxes	28,649	10,893	27,158	7,339	6,815
Depreciation and amortization	16,389	17,222	16,903	19,786	23,772
Stock-based compensation	2,922	2,650	2,219	1,757	1,222
Restructuring charges	(42)	1,250	4,782	17,497	8,218
Foreign exchange translation (gain) / loss)—net	4,299	(4,833)	(9,596)	2,083	979
Goodwill impairments	—	—	—	—	8,513
Management fee expense—TPG	2,048	2,048	2,052	2,050	2,050
Embedded derivative (gain) / loss)—net	3,818	(42,256)	(21,165)	27,513	(115,352)
Gain related to settlement of a patent infringement matter	—	—	(3,000)	—	—
Pre-IPO expenses	2,427	9,247	—	—	—

Adjusted EBITDA	$91,701	$86,183	$92,365	$31,625	$30,847

 Unaudited Pro Forma Financial Information

The following presents the unaudited pro forma consolidated balance sheet as of December 29, 2012 and unaudited pro forma consolidated statement of operations for the year ended December 29, 2012.

The unaudited pro forma financial information has been derived by the application of pro forma adjustments to our historical consolidated financial statements. The unaudited pro forma consolidated balance sheet as of December 29, 2012 gives effect to the following events as if they had occurred on December 29, 2012. The unaudited pro forma statement of operations for the year ended December 29, 2012 give effect to the following events as if they had occurred on January 1, 2012:

–>
the issuance of           ordinary shares in this offering to investors;

–>
the issuance of $       principal amount new senior secured notes (at an assumed interest rate of    %), the entrance into a new senior secured revolving credit facility and the reduction of our annual interest expense as a result of the repayment of our existing loans described below;

–>
the application of the net proceeds of this offering, together with the proceeds of the senior secured notes, to repay all of the term loans outstanding under our existing senior secured and mezzanine credit agreements;

–>
the termination of the TPG Management Agreement; and

–>
the reorganization as Isola Group Ltd., a Cayman Islands company, which involves the effective conversion of all of the outstanding securities of the Luxembourg Holding Company, including its common shares and CPCs, including accreted interest payable, into ordinary shares of Isola Group Ltd.

The unaudited pro forma financial information is presented for illustrative purposes only and is based on preliminary estimates and currently available information and assumptions that our management believes are reasonable. Therefore, the unaudited pro forma balance sheet as of December 29, 2012 and the unaudited pro forma statement of operations for the year ended December 29, 2012 are not necessarily indicative of the financial position or results of operations that would have been achieved had the foregoing events occurred on December 29, 2012 and January 1, 2012, respectively, nor is it necessarily indicative of our results to be expected for any future period. A number of factors may affect our results. See "Forward-Looking Statements" and "Risk Factors".

Unaudited Pro Forma Financial Information

 BALANCE SHEET

	As of December 29, 2012
	Actual	Pro forma adjustments		Pro forma

	(dollars in thousands, except for share data)
Assets
Current assets:
Cash	$54,699
Accounts receivable—net	100,758
Other receivables	1,639
Inventories	34,613
Deferred tax assets	1,962
Prepaid expenses and other current assets	9,012		(1)

Total current assets	202,683
Restricted cash	1,295
Property, plant, and equipment—net	138,459
Intangible assets—net	4,923
Deferred tax assets	7,554
Debt issuance costs and other assets	10,385		(1)

Total assets	$365,299

Liabilities and Stockholder's Deficiency
Current liabilities:
Accounts payable	$54,833
Short-term debt and current portion—long-term debt	15,100
Accrued liabilities	46,895		(2)
Deferred tax liabilities	58
Other current liabilities	1,333

Total current liabilities	118,219
Long-term debt—net of current portion	346,760		(3)(4)
Convertible preferred certificates (including accreted interest)	227,255		(5)
Capital lease obligations—net of current portion	13,646
Embedded derivatives	33,889		(5)(6)
Pension and other retirement benefits	60,359
Uncertain tax positions and other liabilities	24,160
Deferred tax liabilities	2,702

Total liabilities	826,990

Commitments and contingencies
Stockholder's deficiency:
Common stock	15		(3)(5)
Additional paid-in capital	36,136		(3)(5)
Accumulated deficit	(441,358)
Accumulated other comprehensive loss	(56,484)

Total stockholder's deficiency	(461,691)

Total liabilities and stockholder's deficiency	$365,299

Unaudited Pro Forma Financial Information

 CONSOLIDATED STATEMENT OF OPERATIONS

	For the year ended December 29, 2012
	Actual	Pro forma adjustments		Pro forma

Revenues	$555,504
Cost of goods sold	395,749

Gross profit	159,755

Operating expenses
Sales, general, and administrative	81,558		(7)
Research and development	13,185
Restructuring	(42)

Total operating expenses	94,701
Operating income	65,054
Other income—net	2,903
Embedded derivative gain/(loss)—net	(3,818)		(8)
Interest expense	(84,154)		(9)(10)
Interest income	99
Foreign exchange gain/(loss)—net	(4,299)		(8)

Income/(loss) before taxes	(24,215)
Provision for income taxes	(28,649)		(11)

Net income/(loss)	$(52,864)

Net income/(loss) per common share	$(105.73)

Weighted average number of common and potential common shares outstanding
Basic	500		(3)

Diluted	500		(3)

(1)
Reflects the write-off of $              million of deferred financing costs associated with our current senior secured and mezzanine credit agreements.

(2)
Reflects the termination of the TPG Management Agreement described under "Certain Relationships and Related Party Transactions—Agreements with Our Sponsors", including the elimination of approximately $              million in accrued management fees and related expenses to TPG.

(3)
Reflects the issuance of                           ordinary shares in this offering at a price of $             per share, which is the midpoint of the range set forth on the cover of this prospectus, and the application of the net proceeds of this offering of $            million, together with the proceeds from the issuance of $          million of senior secured notes, to repay all of the term loans outstanding under our existing senior secured credit agreement and mezzanine credit agreement as described under "Use of Proceeds".

(4)
Reflects the write-off of $              million of OID costs associated with our current senior secured and mezzanine credit agreements.

(5)
Reflects the reclassification of $            million of CPCs and $            million of accreted interest payable and the associated embedded derivative liabilities of $            million to additional paid in capital as a result of the corporate reorganization as described in "Prospectus Summary—Concurrent Transactions—Corporate Reorganization".

(6)
Reflects the write-off of the embedded derivative liabilities associated with our current senior secured and mezzanine credit agreements of $           .

(7)
Reflects the payment of $8.0 million in transaction fees and elimination of approximately $            million in accrued management fees and related expenses payable to TPG pursuant to the TPG Management Agreement described under "Certain Relationships and Related Party Transactions—Agreements with Our Sponsors".

(8)
Reflects the decrease in embedded derivative loss of $              million consisting of: (i) a $              million decrease in connection with the change in fair value previously recorded related to embedded derivative liabilities associated with our CPCs; (ii) $            million of foreign exchange gain/(loss) previously recorded related to embedded derivative liabilities associated with

Unaudited Pro Forma Financial Information

  our CPCs; and (iii) a $            million decrease in connection with the change in fair value previously recorded related to embedded derivative liabilities associated with our existing senior secured and mezzanine credit agreements. As described in "Description of Indebtedness" and "Use of Proceeds", in connection with this offering all of the term loans outstanding under our existing senior secured and mezzanine credit agreements will be prepaid, and the senior secured and mezzanine credit agreements will then be terminated and therefore no longer subject to future fair value measurements.

(9)
Reflects the decrease in interest expense of $            million, consisting of: (i) a $            million decrease related to the repayment of all of the term loans outstanding under our existing senior secured and mezzanine credit agreements; and (ii) a $            million decrease related to the conversion of our CPCs to additional paid in capital.

(10)
Reflects the decrease in interest expense of $            million under our new senior secured notes from the interest expense under our existing senior secured and mezzanine credit agreements (based on an annual rate of             %. A 1/8th variance in the assumed interest rate would result in a change in pro forma net income of $             for the year ended December 29, 2012).

(11)
Reflects the increase in income tax expense related to the changes in the following expense items:           .

 Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of the financial condition and results of our operations should be read in conjunction with the consolidated financial statements and related footnotes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below, and those discussed in the sections titled "Risk Factors" and "Forward-Looking Statements" included elsewhere in this prospectus. You should read the following discussion together with the sections titled "Risk Factors", "Selected Historical Consolidated Financial and Other Data" and our consolidated financial statements, including the related footnotes, included elsewhere in this prospectus.

 OVERVIEW

Business

Isola is a leading global material sciences company that designs, develops and manufactures copper-clad laminate, or CCL, and prepreg (collectively, "laminate materials") used to fabricate advanced multilayer printed circuit boards, or PCBs. PCBs provide the physical platform for the semiconductors, passive components and connection circuitry that power and control virtually all modern electronics. We focus on the market for high-performance laminate materials, developing proprietary resins that are critical to the performance of PCBs used in advanced electronic applications. We continually invest in research and development and believe that our industry-leading resin formulations, many of which are patented, provide us with a competitive advantage. With 10 manufacturing facilities and three research centers worldwide, as well as a global sales force, we are the largest supplier of laminate materials to PCB fabricators in the United States and Europe, and we are one of the larger suppliers in our addressable Asian market, based on revenue in fiscal year 2011.

Our high-performance PCB laminate materials are used in a variety of advanced electronics, including network and communications equipment and high-end consumer electronics, as well as advanced automotive, aerospace, military and medical applications. Demand in these markets is driven by the rapid growth of bandwidth-intensive, high-speed data transmission, the expansion of the internet, the emergence of cloud computing and the evolution of increasingly complex communications technology. This has led to an urgent need for the development of the underlying infrastructure to support this growth, including faster and more efficient semiconductor technology. In addition, increasingly pervasive environmental regulations are driving a need for lead-free compatible, high-performance laminate materials.

We sell our laminate materials globally to leading PCB fabricators, including Ruwel, Sanmina, TTM Technologies, Viasystems and WUS Printed Circuit. These fabricators produce PCBs incorporating our laminate materials for electronic equipment designed or produced by a broad group of major OEMs, including Alcatel-Lucent, Brocade, Cisco, Dell, Ericsson, Google, Hewlett-Packard, Huawei, IBM and Sun Microsystems (now Oracle). We work closely with these leading PCB fabricators and major OEMs to ensure that our high-performance laminate materials incorporating our proprietary resins meet the thermal, electrical and physical performance criteria of each new generation of electronic equipment.

Recession and Response

Since 2008, we have improved our manufacturing capacity utilization and business processes, focused on designing and manufacturing higher margin, high-performance products, and refinanced our indebtedness. Many of these improvements were a result of our response to the global recession.

Management's Discussion and Analysis of Financial Condition and Results of Operations

We entered into two credit facilities in 2006, referred to as our first- and second-lien facilities. The leverage covenants set forth in these facilities became more restrictive over time, requiring periodic increases in our EBITDA (as defined under those facilities) relative to our outstanding indebtedness. At the end of the second quarter of 2008, we were unable to comply with the tightened covenants. In August 2008, we negotiated amendments to these facilities that provided us with more flexible financial covenants but also resulted in increased interest expense and loan amortization.

In the wake of the global recession that began in 2008, our revenues and EBITDA declined significantly in the last two quarters of 2008, and in January 2009 we notified the lenders under our first- and second-lien facilities that we had defaulted under the revised leverage covenants and were suspending cash interest payments. With the assistance of an outside advisor, we took aggressive measures to reduce fixed expenses and cash outflows. The more significant measures were the closures of our manufacturing facilities in Fremont, California, Dalian, China and Bottegone, Italy, and the transfer of production from these closed facilities to other nearby manufacturing sites. We also suspended matching grants for U.S. employee 401(k) contributions and our annual company-wide bonus plan and initiated mandatory salary reductions. The consolidation of manufacturing and related actions permanently reduced our annual fixed and semi-fixed operating costs by an estimated $30.0 million and significantly improved our manufacturing capacity utilization. We estimate that approximately $15.0 million of the cost reduction was first realized in fiscal 2009 and an additional $15.0 million was first realized in fiscal 2010. These cost reductions contributed to the increase in gross profit from 13.5% in fiscal 2008 to 23.7% in fiscal 2011 and 28.8% in fiscal 2012. Additional incremental benefits are not expected from these earlier facility closures, although we will strive to improve manufacturing capacity utilization in our remaining facilities by increasing revenues and unit volumes.

When global demand for electronic products began to improve in mid-2009, our enhanced operational leverage, in combination with our increased emphasis on higher margin, high-performance products, led to improved profits and cash flow. In September 2010, based on these improvements, we paid in full the principal and accrued interest on our first- and second-lien credit facilities from cash on hand and loans under two new credit agreements: a $210.0 million senior credit and guaranty agreement, referred to as our senior secured credit agreement, and a mezzanine credit and guaranty agreement in an initial principal amount of $175.0 million, referred to as our mezzanine credit agreement.

Immediately prior to this offering, we will undergo a corporate reorganization pursuant to which the Luxembourg Holding Company will become a wholly owned subsidiary of Isola Group Ltd. The reorganization is expected to be a tax-free transaction, and we do not anticipate that there will be any material income tax expense as a result of the restructuring or any material change to our ongoing tax position.

KEY FINANCIAL MEASURES

Revenue

Revenue consists primarily of sales of our laminate materials: copper-clad laminates and dielectric prepreg. We sell these materials to major PCB fabricators primarily through our direct global sales force, although we sell to smaller fabricators through third-party distribution arrangements. Revenue from direct sales comprised 92% of our total revenue in fiscal 2012, 91% of our total revenue in fiscal 2011, and 90% of our total revenue in fiscal 2010. We have no long-term customer agreements and sell to customers on a purchase order basis. Consequently, we maintain very little backlog, and our revenue is subject to short-term variability in demand. Although we do not maintain long-term agreements with our customers, we have developed close relationships with them and the major OEMs that they serve. Through these relationships, we seek to ensure that our PCB laminate materials are qualified for use in an OEM's product line. In some

Management's Discussion and Analysis of Financial Condition and Results of Operations

cases, OEMs may specify Isola laminates as the preferred material. Once a particular PCB laminate material is "designed in" or qualified for use in a specific product line and one or more particular laminate suppliers are selected, these suppliers tend to remain suppliers of choice, even as PCBs for these products change to address OEM product line improvements or extensions or next generation developments.

Revenue in the laminate materials industry tends to reflect broad economic trends, as well as trends in the semiconductor industry. Historically, revenue has been disproportionally affected (both positively and negatively) by such trends due to adjustments of inventory levels within the supply chain in response to changing economic conditions. In particular, PCB fabricators tend to discontinue laminate purchases at the perceived onset of economic downturns and tend to wait to restock supplies until they reach critical levels following recessionary conditions. Revenue was $612.0 million in fiscal 2010, $597.0 million in fiscal 2011, and $555.5 million in fiscal 2012, reflecting the ongoing uncertainties in 2011 and 2012 related to the worldwide economy, euro-zone debt and political crises and reduced production and inventory levels by PCB fabricators and OEMs.

Our sales prices are affected primarily by competitive factors, as well as changing costs of raw materials, especially copper. The cost of copper foil comprises approximately half of the total cost of our raw materials. Copper is a globally traded commodity subject to ongoing market fluctuations. When feasible, we pass on changes in costs of raw materials to our customers. We believe that the high-performance segment of the PCB materials industry is more resilient to economic downturns and that customers are generally more willing to absorb, or share, increases in raw materials costs for such products.

A significant percentage of our revenue has historically been concentrated in a limited number of large customers. Revenue from our ten largest customers was approximately 63% of our total revenue in fiscal 2012, approximately 61% in fiscal 2011 and approximately 60% in fiscal 2010. In each of these periods, only one of our customers (Viasystems and its subsidiaries) accounted for more than 10% of our revenues (but less than 20%). Though the composition of our top ten customers varies from year to year, we expect that sales to a limited number of customers will continue to account for a significant percentage of our total revenue for the foreseeable future.

Cost of Goods Sold

Our cost of goods sold includes the cost of raw materials, direct and indirect labor and variable and fixed overhead costs. Cost of goods sold was $395.7 million in fiscal 2012 (71.2% of total revenue), compared to $455.4 million in fiscal 2011 (76.3% of total revenue) and $467.8 million in fiscal 2010 (76.4% of total revenue). Depreciation and amortization expense included in cost of goods sold was $12.8 million in fiscal 2012, compared to $14.2 million in fiscal 2011, and $14.1 million in fiscal 2010.

Both cost of goods sold and revenue are generally a function of the demand for our products. As demand and unit volumes increase, our cost of goods sold, and revenue, each increase. As a percentage of revenue, cost of goods sold is a function of our product mix, capacity utilization and manufacturing efficiencies and our ability to pass through raw material and other manufacturing cost increases to our customers in the form of product pricing. Changes in cost of goods sold as compared to revenue are discussed in the "Gross Margin" section below.

Some of our manufacturing costs are variable and others are fixed. Variable costs include the cost of raw materials, direct labor and indirect labor. Fixed costs include rental expense of leased manufacturing facilities and equipment or the depreciation expense of owned manufacturing facilities and equipment used in the production process. As unit volumes produced in our factories increase, these fixed costs are unchanged and our gross margin, which is gross profit as a percentage of total revenue, improves. The best measure of this operating leverage is captured in our capacity utilization statistics. Our manufacturing capacity utilization was 61.4% in fiscal 2012; this was slightly down from 61.6% in fiscal 2011.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Manufacturing capacity was 66.7% in fiscal 2010. We achieved a marked improvement in manufacturing capacity utilization after the restructuring activities and facility closures that took place in fiscal 2008 and 2009, which reduced our fixed factory overhead and other conversion costs. The improvement in manufacturing capacity utilization is best measured by the average per unit conversion costs. Conversion costs are all factory costs except the cost of raw materials.

Gross Margin

Gross margin has historically been, and is expected in the future to be, affected by a variety of factors, including the mix of products we sell, competitive pricing pressures, changes in the costs of raw materials (and our ability to pass through these changes to our customers), labor costs, overhead costs, production volume and manufacturing capacity utilization.

Our high-performance products, which address technically challenging applications, typically have higher average selling prices and higher gross margins than our standard products. In addition, when we provide products on a "quick-turn" basis we are often able to command a pricing premium, which results in higher gross margin than products provided on a standard lead-time basis.

Our overall gross margin was 28.8% in fiscal 2012 and 23.7% in fiscal 2011, which was relatively unchanged from the 23.6% in fiscal 2010. Our ongoing product strategy of focusing on higher-priced high-performance products has improved our gross margin. In addition, a number of operational improvements made during fiscal 2008 and 2009, including the closure of three manufacturing facilities, have subsequently improved our gross margin by reducing manufacturing capacity, improving the capacity utilization rates in our remaining factories and decreasing our average per unit conversion costs.

Our revenue and gross margin will continue to be subject to general economic conditions and cyclical factors affecting our industry.

Operating Expenses

Our operating expenses include the following:

Sales, general and administrative expense.    Our sales, general and administrative ("SG&A") expense includes expenses incurred in the selling and marketing of our products to customers, as well as corporate administrative expenses. Sales expenses consist primarily of compensation, benefits and other expenses for sales and marketing personnel, as well as expenses related to advertising, marketing and trade shows, plus bad debt expense. General and administrative expense consists primarily of compensation and associated expenses for executive management, human resources, finance and administrative personnel.

SG&A expense was $81.6 million in fiscal 2012 (14.7% of total revenue), compared to $77.5 million in fiscal 2011 (13.0% of total revenue), and 65.3 million in fiscal 2010 (10.7% of total revenue). The increase in SG&A expense in fiscal 2012 compared to the prior year was primarily due to higher personnel costs, consulting fees and bad debt expense offset by a reduction in audit fees. The increase in SG&A expense in fiscal 2012 was also due to the absence in the current year of the reversal of an accrued liability in fiscal 2011 for an environmental matter. The increase in SG&A expense as percentage of revenue was attributable to the higher expenses, discussed above, as well as the decrease in revenue.

The increase in SG&A expense in fiscal 2011 compared to fiscal 2010 was due to higher professional fees associated with this offering and an increase in withholding tax payments from our international subsidiaries related to remittances of intercompany management fees. The increase in SG&A expense as a percentage of revenue in fiscal 2011 compared to fiscal 2010 was primarily the result of the higher professional fees and withholding tax payments, while the reduction in SG&A expense as a percentage of revenue in fiscal 2010 compared to fiscal 2009 was primarily attributable to the increase in revenue.

Management's Discussion and Analysis of Financial Condition and Results of Operations

We expect SG&A expense as a percentage of revenue to decrease in the future as the economy continues to strengthen, demand for our products increases and we no longer incur the professional fees associated with this offering.

Research and development expense.    R&D expense consists of the compensation, benefits and other expenses of R&D personnel, as well as other product development costs, such as direct product design, development and process engineering expenses, legal fees related to the defense of intellectual property and the depreciation of the capital equipment and facilities used by R&D staff. All R&D costs are recorded as expenses when incurred. Our investments in R&D were $13.2 million in fiscal 2012 (2.4% of total revenue), compared to $10.7 million in fiscal 2011 (1.8% of total revenue), and $9.5 million in fiscal 2010 (1.6% of total revenue). We are committed to adding more technical resources to this important function and expect that R&D expenses will increase over time. However, R&D expenses as a percentage of our revenue is expected to decline in the future as demand for our products increases.

Based on input from OEMs and PCB fabricators, we develop new resin formulations that achieve specific needs for electrical, thermal and physical performance. We undertake very little exploratory research that is not directly linked to particular market or customer needs. Our OEM-marketing and R&D efforts are tightly integrated, with both functions reporting to our Chief Technology Officer. The expense of these OEM-marketing efforts is included in SG&A expense and totaled approximately $5.1 million in fiscal 2012, compared to $4.5 million in both fiscal 2011 and 2010.

Restructuring expense.    We identify separately the expenses related to restructuring activities, including the cost of site closures and attendant severance expenses, as well as professional fees incurred in connection with restructuring activities. As described above, in 2008 and 2009 we initiated a number of measures centered on streamlining our organizational structure, reducing labor costs and improving manufacturing capacity utilization. We recorded a net gain in restructuring expense of $42 thousand in fiscal 2012, compared to an expense of $1.3 million in fiscal 2011, and an expense of $4.8 million in fiscal 2010. The net gain in fiscal 2012 was due to a $0.2 million gain on the sale of our previously closed Fremont, California manufacturing facility. We expect to incur an immaterial amount of restructuring expenses for our reorganization as a Cayman Islands company in conjunction with the completion of this offering and some limited residual costs associated with various prior site closures. We do not currently anticipate any further major restructuring efforts.

Loss on liquidation of subsidiary.    The loss on liquidation of subsidiary of $3.5 million in fiscal 2009 reflects the loss on the disposal of our closed Italian laminate facility, MAS Italia s.r.l. We have completed the liquidation of this subsidiary pursuant to a formal legal process. Upon approval of the liquidation of this subsidiary by the Italian authorities in fiscal 2009, we terminated our interest in the subsidiary and all assets of the subsidiary became the property of the courts to liquidate for the benefit of the subsidiary's creditors. We do not expect to incur any further significant losses in connection with the liquidation of this subsidiary.

Non-operating Expenses

Other income—net.    Other income—net consists of royalty income and other various forms of non-operating income and expenses. Other income—net was $2.9 million in fiscal 2012, which included a gain of $1.0 million arising out of the payment by the Singapore government for taking a portion of our leased land, which required us to move our loading docks and purchase certain new equipment. Other income—net was $1.6 million in fiscal 2011 and $4.8 million in fiscal 2010, which included a $3.0 million gain on the successful settlement of an intellectual property dispute.

Embedded derivative gain/(loss)—net.    A derivative is any financial instrument whose value depends on another underlying instrument or index. An embedded derivative, however, does not stand alone or trade

Management's Discussion and Analysis of Financial Condition and Results of Operations

independently. Instead, it is included in a "host contract". The features of our embedded derivatives require them to be separated from the host contracts and accounted for separately at fair value.

We have two types of embedded derivatives. First, our CPCs, which are considered debt, provide both the Company and the holders of the CPCs certain rights to convert some, or all, of the CPCs into common shares of our Luxembourg Holding Company upon the occurrence of certain events. This conversion feature of the CPCs is considered an embedded derivative, which is bifurcated from the CPCs and accounted for separately as a derivative liability. This separate accounting is required because the conversion feature affords the holders the right to participate in any appreciation of the value of the Company through conversion of the CPCs into common shares of our Luxembourg Holding Company. Conversion of the CPCs could provide the holders more value than would otherwise be obtained through the stated par value plus accreted interest.

In addition, our current senior secured and mezzanine credit agreements contain provisions that require prepayment of principal prior to the stated maturity dates upon the occurrence of certain events, including a change in control. These mandatory prepayment features triggered by a change in control are considered embedded derivatives that require bifurcation from the senior secured and mezzanine credit agreements and separate accounting as derivative liabilities. This separate accounting is required because the change of control event requiring prepayment of the principal amounts is not credit-related.

The embedded derivative liabilities of our CPCs and current credit agreements were recorded at fair value when initially issued. Management reassesses these fair values quarterly, using input from an independent third-party valuation specialist. Any changes in the fair values of the embedded derivative liabilities are recorded as an embedded derivative gain / (loss)—net in the consolidated statement of operations.

The changes in the fair values of these embedded derivative liabilities have no impact on our cash flows. As a result of our corporate reorganization and the effective conversion of our Sponsors' investment in Isola from CPCs to ordinary shares as well as the refinancing of our current credit agreements, we will no longer incur financial effects from the change in the fair value of these embedded derivative liabilities after the completion of this offering.

Embedded derivatives associated with the convertible preferred certificates

We determine the fair values of the embedded derivative liabilities in accordance with Accounting Standards Codification ("ASC") 815, Derivatives and Hedging. For the embedded derivative liabilities associated with our CPCs, we use methodologies and assumptions consistent with the AICPA Practice Aid, Valuation of Privately Held Company Equity Securities Issued as Compensation.

The fair values ascribed to the embedded derivative liabilities of our CPCs depend on our total equity value, which is derived after computing our total enterprise value ("TEV"). We usually estimate our TEV by using both income and market approaches. Only market approaches were used in fiscal 2009 due to the difficulties in forecasting our future cash flows, as required under the income approach, in the midst of the recession and while operating in default under our prior first- and second-lien credit agreements.

The income approach estimates our TEV by discounting our expected future cash flows at our weighted average cost of capital ("WACC"), which is the estimated after-tax weighted average cost of the debt and equity that finances our assets, to determine a net present value. The market approaches estimate our TEV by comparing our business to similar businesses, whose securities are actively traded in public markets, or to public transactions, such as mergers or acquisitions, from which valuation metrics can be obtained. Valuation multiples of key metrics, such as revenues and EBITDA, are derived from the trading or transaction multiples of public companies that participate in our industry. These valuation multiples are then applied to the equivalent financial metrics of our business, giving consideration to differences between

Management's Discussion and Analysis of Financial Condition and Results of Operations

our company and similar companies for such factors as company size, liquidity, financial leverage, profitability and growth prospects.

We derive the total equity value of our Company by subtracting the fair value of our debt from the TEV. When the estimated total equity value of our Company increases from period to period, the value of the embedded derivative liabilities associated with the CPCs increases, and we record an embedded derivative loss. Conversely, when the total equity value of our Company decreases from period to period, we record an embedded derivative gain. Any changes in TEV determined by the income approach will depend on our internally forecasted cash flows and our estimated WACC, which in turn depends on interest rates and equity market risk premiums, among other factors. Any changes in TEV determined by the market approaches to valuation will depend on the outlook for the economy, investor sentiment and the prospects for the electronics sector in which we participate.

In fiscal 2008, our financial performance significantly worsened, reflecting the weakening worldwide economy, which resulted in a much lower total equity value, and an embedded derivative gain associated with the CPCs of $115.4 million.

As the worldwide economy began to recover in mid-2009, our improved financial performance and more optimistic outlook for the future increased our total equity value, and we recorded an embedded derivative loss of $27.5 million in fiscal 2009.

Our total equity value continued to increase during fiscal 2010 as our actual and forecasted revenue, profits and cash flows each increased. However, we recorded an embedded derivative gain associated with the CPCs of $21.8 million due to the financing transaction that took place in September 2010. The issuance of and allocation of value to the additional Class C CPCs at the transaction date resulted in a reduction of the fair value of the embedded derivative liability associated with the previously outstanding Class A CPCs resulting in an embedded derivative gain for the year. The fair value of the embedded derivative liability related to the Class C CPCs was recorded as a discount at the date of issuance and therefore did not have an impact on the statement of operations. See Note 4 to our consolidated annual financial statements included elsewhere in this prospectus for a further discussion of the September 2010 financing transaction.

Our total equity value decreased in fiscal 2011 reflecting a less optimistic outlook as the year unfolded. Consequently, we recorded an embedded derivative gain associated with the CPCs of $43.3 million in fiscal 2011.

Our total equity value increased during fiscal 2012, which resulted in an increase in the embedded derivative liability associated with the CPCs, and we recorded an embedded derivative loss of $13.3 million. The increase in our total equity value reflected a more optimistic outlook for cash profits and cash flows as of December 29, 2012. This improved outlook primarily reflects our current expectation that we will sustain improved gross margins due to an increased percentage of revenue generated from our high-performance products, as well as a reduction in forecasted capital expenditures over the next several years that will result in improved free cash flows. In addition to our improved outlook, the market multiples of comparable publicly traded companies also increased, which when applied to our improved results from the last twelve month period, increased the indicated value using the market approach.

See "Critical Accounting Policies and Estimates—Fair Value Measurements" for additional details on factors affecting total equity value in each period, a further discussion of our WACC and the factors and assumptions used to determine the fair value of the embedded derivatives associated with our CPCs.

Embedded derivatives associated with the credit agreements

The embedded derivative gain / (loss) associated with the mandatory prepayment features of our current credit agreements does not depend on the TEV or total equity value of the Company. Instead, it reflects the

Management's Discussion and Analysis of Financial Condition and Results of Operations

changes in the assumed probability of a change in control event and the assumed timing of that event. The fair value of the embedded derivative liabilities associated with our current credit agreements is determined by, first, computing the net present value of the projected future cash flows under these credit agreements assuming they continue to maturity, and then by comparing that net present value to the net present value assuming a change-in-control event occurs, using an estimated probability of a change in control and an estimated timing of the change in control.

The change in fair value of the embedded derivative liability associated with our credit agreements and the mandatory prepayment feature resulted in a gain of $9.5 million in fiscal 2012, a loss of $1.0 million in fiscal 2011, and a loss of $0.6 million in fiscal 2010, the first period in which the credit agreements were outstanding.

See "Critical Accounting Policies and Estimates—Fair Value Measurements" for a further discussion of the factors and assumptions used to determine the fair value of the embedded derivatives associated with our current credit agreements.

Interest expense.    Interest expense consists of cash and non-cash interest expense. Non-cash interest expense includes the amortization of deferred loan origination costs, the amortization of OID, the accrual of PIK interest on our mezzanine debt and the accretion of interest on our CPCs. See "Description of Indebtedness—Our Existing Credit Agreements".

Total interest expense was $84.2 million in fiscal 2012, compared to $80.2 million in fiscal 2011 and $72.1 million in fiscal 2010. The $4.0 million increase in interest expense in fiscal 2012 compared to fiscal 2011 was primarily due to higher amortization of both OID and deferred loan origination costs, both of which are amortized using the effective interest method, under which amortization expense is determined as a constant percentage of the carrying value of the debt. Therefore, as the carrying value of the debt (principal less unamortized discounts) increases, the amortization expense increases. Interest expense also increased due to an increase in the accreted interest on our mezzanine credit agreement. These increases in interest expense were offset by lower accreted interest on our CPCs due to the strengthening of the U.S. dollar against the euro.

The $8.1 million increase in interest expense in fiscal 2011 compared to fiscal 2010 was primarily due to higher interest rates as well as to higher OID amortization (fiscal 2010 included only three months of OID amortization compared to a full 12 months of OID amortization in fiscal 2011) offset by the absence in fiscal 2011 of $9.5 million of "interest on unpaid interest" under the previous first- and second-lien credit facilities and $2.8 million for the write-off of deferred loan origination costs related to our prior first- and second-lien credit facilities which were repaid in the fourth quarter of fiscal 2010.

The components of interest expense in fiscal 2012, 2011 and 2010 are shown below:

	Fiscal Year
	2012	2011	2010

	(dollars in thousands)
Cash interest expense	$37,626	$36,597	$50,969
PIK interest expense	15,843	14,681	3,607
OID amortization
Senior secured credit agreement	5,055	4,415	1,013
Mezzanine credit agreement	8,452	6,236	1,280
Deferred loan origination costs	3,142	2,435	4,629
CPC interest expense	14,036	15,846	10,636

Total interest expense	$84,154	$80,210	$72,134

Management's Discussion and Analysis of Financial Condition and Results of Operations

We intend to prepay in full our outstanding senior secured and mezzanine debt with the proceeds of this offering and with the proceeds of the issuance of new senior secured notes. The remaining outstanding balances of the unamortized OID and deferred loan origination costs associated with our current credit agreements will be written-off as interest expense in the period in which this offering and concurrent transactions are completed. See "—Factors Affecting Comparability—Reduction of Interest Expense" and "Use of Proceeds".

Foreign Exchange Effects

Our functional currency and reporting currency is the U.S. dollar. Gains or losses resulting from foreign currency transactions (transactions denominated in a currency other than our subsidiaries' functional currencies) are included in foreign exchange gains and losses in the consolidated statement of operations in the period they occur.

Foreign currency transaction gains and losses, unrealized translation gains and losses associated with certain of our foreign subsidiaries with a U.S. dollar functional currency that maintain their books of record in a currency other than the U.S. dollar and unrealized translation gains and losses on short-term intercompany and operating receivables and payables denominated in a currency other than the functional currency are included in foreign exchange gains and losses in the consolidated statement of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

For each foreign subsidiary whose functional currency is the local currency, assets and liabilities are translated into U.S. dollars using exchange rates prevailing at the end of each reporting period, while revenues and expenses are translated at average rates in effect for the period. The related translation gains and losses are included in accumulated other comprehensive income / (loss) within equity on the consolidated balance sheet.

Foreign exchange gain / (loss)—net was a loss of $4.3 million in fiscal 2012, compared to a gain of $4.8 million in fiscal 2011, and a gain of $9.6 million in fiscal 2010.

FACTORS AFFECTING COMPARABILITY

We anticipate that the following factors, which are described in greater detail above, will affect the comparability of our historic and future financial performance:

–>
our major restructuring activities have been largely completed, and we expect to incur an immaterial amount of charges related to these activities in the future;

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as a result of the effective conversion of our Sponsors' investment in Isola from CPCs to ordinary shares in connection with our initial public offering, we will not incur financial effects (principally accreted non-cash interest expense and embedded derivative liability gain / (loss)) related to these securities subsequent to the effective date of the offering; and

–>
as a result of the anticipated refinancing of our current credit agreements, we will not incur financial effects from the embedded derivative gain / (loss) associated with these agreements subsequent to the date the debt is repaid or refinanced.

The following sets forth additional factors that may affect the comparability of our historic and future results.

Fiscal Year and 53rd Week Impact

We operate on either a 52- or 53-week fiscal year. References to fiscal 2012 are for the fiscal year ended December 29, 2012, references to fiscal 2011 are for the fiscal year ended December 31, 2011, and references to fiscal 2010 are for the fiscal year ended January 1, 2011.

Each quarterly period of the fiscal year typically has 13 weeks, except for the occasional 53-week year when the fourth quarter has 14 weeks. This 53-week year occurs every five to six years to keep the fiscal and calendar quarters in approximate alignment. Our 2010 fiscal year consisted of 53 weeks, which had a favorable impact on revenue and operating income. Both fiscal year 2011 and 2012 consisted of 52-weeks.

Reduction of Interest Expense

Immediately prior to the completion of our initial public offering, we will undergo a corporate reorganization that includes the effective conversion of all of our outstanding CPCs to ordinary shares. As a result of this conversion, we will no longer record accreted interest expense related to the CPCs. Accreted interest expense was $14.0 million in fiscal 2012, $15.8 million in fiscal 2011 and $10.6 million in fiscal 2010. In the fiscal quarter in which the conversion takes place, we will also reclassify the embedded derivative liabilities associated with our CPCs to stockholder's equity in the consolidated balance sheet. These embedded derivative liabilities had a balance of $              million at                           , 2013. Additionally, we will reclassify approximately $              million of OID incurred in connection with the Class C CPCs to stockholder's equity in the consolidated balance sheet.

We intend to use the proceeds of this offering, together with the proceeds from the issuance of $              million of senior secured notes due         bearing interest at              % per annum, to reduce our

Management's Discussion and Analysis of Financial Condition and Results of Operations

current indebtedness and to refinance the remaining balance of our current indebtedness. We also expect to enter into a new $              million senior secured revolving credit facility, bearing interest on outstanding amounts at             % per annum.

As a result of these transactions, we expect to reduce our annualized cash interest expense by $              million and our total interest expense by $              million. Annualized interest expense savings are based on our actual cash and non-cash interest expense in fiscal 2012. Also, in the fiscal quarter in which we pay down and refinance our current debt, we will write-off to interest expense approximately $              million of OID, representing all of the remaining outstanding OID incurred in connection with these prior financings, and write-off to interest expense approximately $              million of deferred loan origination costs. We expect that our interest expense will be reduced by the termination of the amortization of OID and deferred loan origination costs described above.

Management Fees and Expense

In connection with the acquisition and investment in the Isola Group by TPG, we entered into a management agreement with TPG, which remains one of our Principal Sponsors. Management fees and related expenses were $2.0 million in both fiscal 2012 and 2011 and $2.1 million in fiscal 2010. We had $0.6 million of accrued TPG management fees outstanding as of both December 29, 2012 and December 31, 2011. Concurrently with the closing of this offering, the TPG Management Agreement will be terminated, and we will no longer be obligated to pay future management fees to TPG. However, we will remain obligated to pay TPG an $8.0 million transaction fee plus any accrued but unpaid management fees and related expenses through such date. See "Certain Relationships and Related Party Transactions—Agreements with Our Sponsors".

Public Company Expense

Upon consummation of this public offering, we will become a public company and our ordinary shares will be listed for trading on the Nasdaq Global Market. As a result, we will need to comply with numerous additional laws, regulations, and requirements. In 2011, we hired a General Counsel, a Director of External Reporting and a Senior Tax Director, and we plan to hire other tax, finance, accounting and human resources personnel, as needed, to enhance our internal compliance capabilities. We have also added new independent board members, who will be compensated in accordance with market practice, and we will procure more comprehensive director and officer liability insurance to cover our increased exposure as a public company. We estimate that incremental annual public company costs will be approximately $3.0 million.

We expect that we will incur between $13 million and $14.5 million in expenses in connection with this offering, including our reorganization as a Cayman Islands company and excluding the underwriters' commission. As of December 29, 2012, we have incurred cumulative expenses of $11.7 million in connection with this offering which we have elected to expense.

Non-cash Stock-based Compensation Charges

Upon consummation of the offering and capitalization of our new Cayman holding company, outstanding management equity awards will be converted to equivalent awards in the new, publicly traded company. In addition, we adopted our New Equity Plan under which we may make future equity awards to directors, executives, and other employees.

Upon the closing, we anticipate granting restricted stock to our independent directors and various equity awards to officers and key employees. These equity awards will result in a non-cash compensation charge to the consolidated statement of operations in future fiscal periods as the awards vest.

Management's Discussion and Analysis of Financial Condition and Results of Operations

 Tax Contingencies and Uncertain Tax Positions

We file income tax returns with U.S. federal, state and local and non-U.S. jurisdictions and are subject to audits of those returns. We have closed or are otherwise no longer subject to Internal Revenue Service examinations for periods prior to 2010, although carry-forward attributes that were generated prior to 2010 may still be adjusted upon examination by the Internal Revenue Service if they are used in a future period. We also recently closed an examination by German tax authorities of our 2004 to 2007 tax years, and an examination of our 2008 to 2010 tax years has commenced. With a few exceptions, the Company and its subsidiaries are no longer subject to examination for years prior to 2004 in any jurisdiction.

Our effective tax rate had significant fluctuations over the periods presented (ranging from 95.7% in fiscal 2010 to 52.2% in fiscal 2011 to (118.3)% in fiscal 2012) primarily as a result of the following factors: differences in statutory tax rates in the jurisdictions in which we do business; our recognition of valuation allowances in certain jurisdictions; and our accrual for uncertain tax positions. These factors increased or decreased our effective tax rate by as much as 141.6% during the periods reported. Following this offering, as a result of our Sponsors converting their investments in the CPCs to ordinary shares and the refinancing of our existing credit agreements, we anticipate that these factors will have a 0% to 10% impact on our effective tax rate for the foreseeable future.

As of December 29, 2012 and December 31, 2011, we had liabilities of $88.1 million and $52.6 million related to uncertain tax positions, respectively. The increase in uncertain tax positions of $35.5 million was due to positions taken in the current year. In this regard, an uncertain tax position represents our expected treatment of a tax position taken in a filed tax return, or planned to be taken in a future tax return or claim that has not been reflected in measuring income tax expense for financial reporting purposes. Until these positions are sustained by the taxing authorities, we do not recognize the tax benefits resulting from such positions and report the tax effects as a liability for uncertain tax positions in our consolidated balance sheet. Much of the recorded liability for uncertain tax positions is associated with tax jurisdictions where we have experienced significant net operating losses in the past. Accordingly, a significant portion of the recorded liability, if settled unfavorably, would not be settled in cash.

The planned change in our domicile from Luxembourg to the Cayman Islands will not have an impact on our future income tax because neither Luxembourg nor the Cayman Islands imposes taxes on income generated by lower-tier subsidiaries.

Management's Discussion and Analysis of Financial Condition and Results of Operations

 RESULTS OF OPERATIONS

The following table sets forth selected results of operations data for the periods presented and as a percentage of our revenue for those periods:

	Fiscal year
	2012		2011		2010
	Amount	% of revenue	Amount	% of revenue	Amount	% of revenue

Revenue	$555,504	100.0%	$596,989	100.0%	$611,987	100.0%
Cost of goods sold	395,749	71.2%	455,404	76.3%	467,751	76.4%

Gross profit	159,755	28.8%	141,585	23.7%	144,236	23.6%
Operating expenses
Sales, general and administrative	81,558	14.7%	77,545	13.0%	65,271	10.7%
Research and development	13,185	2.4%	10,653	1.8%	9,532	1.6%
Restructuring	(42)	0.0%	1,250	0.2%	4,782	0.8%

Total operating expenses	94,701	17.0%	89,448	15.0%	79,585	13.0%
Operating income / (loss)	65,054	11.7%	52,137	8.7%	64,651	10.6%
Other income—net	2,903	0.5%	1,629	0.3%	4,758	0.8%
Embedded derivative gain / (loss)—net	(3,818)	(0.7)%	42,256	7.1%	21,165	3.5%
Interest expense	(84,154)	(15.1)%	(80,210)	(13.4)%	(72,134)	(11.8)%
Interest income	99	0.0%	221	0.0%	339	0.1%
Foreign exchange gain / (loss)—net	(4,299)	(0.8)%	4,833	0.8%	9,596	1.6%

Income / (loss) before taxes	(24,215)	(4.4)%	20,866	3.5%	28,375	4.6%
Provision for income taxes	(28,649)	(5.2)%	(10,893)	(1.8)%	(27,158)	(4.4)%

Net income / (loss)	$(52,864)	(9.5)%	$9,973	1.7%	$1,217	0.2%

Fiscal Year 2012 Compared to Fiscal Year 2011

Overview—Revenue in fiscal 2012 was $555.5 million, a decrease of $41.5 million, or 6.9%, from revenue of $597.0 million in fiscal 2011. Operating income in fiscal 2012 was $65.1 million, an increase of $12.9 million, or 24.8%, from the prior year. Higher operating income on lower revenues reflected a higher gross margin in the current year as a result of an improved product mix; that is, an increased percentage of revenue from our higher margin, high performance products, specifically high-speed digital products, and lower raw material costs, both of which were partially offset by higher operating expenses.

Revenue—

	Fiscal Year		Change
	2012	2011	Amount	%

	(dollars in thousands)
Asia	$362,847	$362,182	$665	0.2%
Americas	101,600	108,832	(7,232)	(6.6)%
Europe	91,057	125,975	(34,918)	(27.7)%

Total revenue	$555,504	$596,989	$(41,485)	(6.9)%

Management's Discussion and Analysis of Financial Condition and Results of Operations

Total revenue was $555.5 million in fiscal 2012 compared to $597.0 million in fiscal 2011, a decrease of $41.5 million, or 6.9%. Reductions in unit volumes resulted in a net $25.8 million decrease in revenue. The profit impact of lower unit volumes was offset by an improved product mix in Asia and the Americas, as more fully described below. Prices were reduced for certain products to partially pass-through lower raw material costs. Lower prices accounted for an $11.1 million decrease in revenue. The weaker euro to U.S. dollar exchange rate reduced revenue by $7.8 million in Europe.

Revenue in Asia in fiscal 2012 was $362.8 million, a modest increase of $0.7 million, or 0.2%, from the prior year. Total unit volumes were 6.1% lower in the current year, which accounted for a reduction in revenue of $22.2 million. The decline in unit volumes reflected our marketing focus on higher margin, high-performance products. Unit volumes of our high-speed digital and halogen-free products increased year-over-year, but these increases were more than offset by lower unit volumes in other product segments. In addition to lower unit volumes, revenue was further eroded by $5.8 million due to price reductions, reflecting lower raw material costs on certain products. The revenue impacts of lower total unit volumes and limited price reductions were offset by increased revenue from higher-priced high-performance products (as noted above), which accounted for a $27.3 million increase in Asia's revenue. Net adjustments for items that cannot be allocated to a specific product segment such as cash discounts, rebates and other adjustments contributed $1.3 million to the increase in revenue in fiscal 2012 compared to fiscal 2011 primarily due to lower rebates and other sales adjustments.

Revenue in the Americas in fiscal 2012 was $101.6 million, a decrease of $7.2 million, or 6.6%, from the prior year. Lower revenue reflected lower unit volumes, which decreased 8.3% as a result of generally weaker end-market demand in the current year, and resulted in a $9.2 million reduction in revenue. We believe that the lower revenue in fiscal 2012 was a result of generally weaker end-market demand for servers, storage devices and other electronic products as a result of uncertainties over the fiscal and monetary policies and the political direction in the United States. Price reductions to partially pass through lower raw material costs decreased revenue by $1.2 million. The decrease in revenue due to lower unit volumes and lower pricing was partially offset by an improved product mix, which increased revenue by $2.6 million.

Revenue in Europe in fiscal 2012 was $91.1 million, a decrease of $34.9 million, or 27.7%, compared to the prior year. The current economic and political crises in the euro-zone have severely reduced demand for our products. The reduction in revenue was attributable to lower unit volumes, which decreased 20.8% on reduced demand for medical and industrial applications, including applications for the solar power industry that has been further challenged by uncertainties about the continuation of government subsidies for solar power. Lower unit volumes accounted for $23.7 million of the reduction in revenue. A shift in product mix reduced revenue by $0.7 million. Also contributing to the revenue reduction was the weaker average euro to U.S. dollar exchange rate, which accounted for a $7.8 million decrease in revenue, and lower average selling prices, which accounted for $4.2 million of the decrease in revenue.

Overall, revenue from our high-performance products decreased 2.6% in fiscal 2012 compared to fiscal 2011; however, sales of high-performance products accounted for 87% of our gross sales in fiscal 2012 compared to 83% of our gross sales in fiscal 2011. The stronger demand for our high-performance products reflected our continued marketing focus on these products.

Revenue from our high-speed digital products, a subset of our high-performance products, increased significantly, partially offsetting decreases in our other high performance product categories. Our high-speed digital products are used in enterprise-class servers and storage applications, as well as in high-speed routers and communication equipment, that support the expanding cloud computing environment and increased Internet traffic. Our increased revenue from high-speed digital products

Management's Discussion and Analysis of Financial Condition and Results of Operations

reflected our success in qualifying these products for new applications as well as the relative price inelasticity of these products.

Gross sales for our high-performance and standard products are shown below:

	Fiscal Year		Change
Gross Sales(1)	2012	2011	Amount	%

	(dollars in thousands)
High-performance
High-Tg	$290,571	$349,895	$(59,324)	(17.0)%
High-speed digital	174,232	123,979	50,253	40.5%
Military, specialty and other	29,204	33,515	(4,311)	(12.9)%

Total high-performance	494,007	507,389	(13,382)	(2.6)%
Standard	73,252	104,826	(31,574)	(30.1)%

Total gross sales	$567,259	$612,215	$(44,956)	(7.3)%

(1)
Gross sales represent revenue prior to certain adjustments for cash discounts, rebates and other revenue adjustments that cannot be allocated to a specific product segment. These adjustments totaled $11.8 million in fiscal 2012 and $15.2 million in fiscal 2011. Revenue was $555.5 million in fiscal 2012 and $597.0 million in fiscal 2011. Management uses gross sales as a measure of operating performance.

Cost of goods sold and gross profit—

	Fiscal Year
	2012		2011
					Change
		% of revenue		% of revenue
	Amount		Amount		Amount	%

	(dollars in thousands)
Cost of goods sold	$395,749	71.2%	$455,404	76.3%	$(59,655)	(13.1)%
Gross profit	$159,755	28.8%	$141,585	23.7%	$18,170	12.8%

Cost of goods sold was $395.7 million in fiscal 2012, a decrease of $59.7 million, or 13.1%, from fiscal 2011. The decrease in cost of goods sold was driven primarily by the following factors:

–>
a $25.3 million decrease in raw material costs as a result of lower unit volumes, which decreased 8.9%;

–>
a $30.2 million decrease in the cost of raw materials, which decreased 9.6% on an average per unit basis; and

–>
a $4.1 million, or 2.9%, decrease in conversion costs (that is, all factory costs except the cost of raw materials). Conversion costs increased 6.6% on a per unit basis reflecting the lower production volumes.

Gross profit was $159.8 million in fiscal 2012, an increase of $18.2 million, or 12.8%, from fiscal 2011. The increase in gross profit was driven primarily by:

–>
a $13.0 million net increase as a result of an improved product mix, partially offset by lower unit volumes;

–>
a $6.2 million net increase as a result of lower raw material costs, partially offset by price reductions on certain products to pass-through lower raw material costs; and

Management's Discussion and Analysis of Financial Condition and Results of Operations

–>
a $1.0 million decrease due to the weaker average euro to U.S. dollar exchange rate

Operating expenses.    Total operating expenses in fiscal 2012 increased by $5.3 million, or 5.9%, compared to fiscal 2011. The increase in operating expenses was due to higher SG&A and R&D expense, partially offset by lower restructuring expense, as more fully described below.

	Fiscal Year
	2012		2011
					Change
		% of revenue		% of revenue
	Amount		Amount		Amount	%

	(dollars in thousands)
Sales, general and administrative	$81,558	14.7%	$77,545	13.0%	$4,013	5.2%
Research and development	13,185	2.4%	10,653	1.8%	2,532	23.8%
Restructuring	(42)	0.0%	1,250	0.2%	(1,292)	(103.4)%

Total operating expenses	$94,701	17.0%	$89,448	15.0%	$5,253	5.9%

Sales, general and administrative.    In fiscal 2012, SG&A expense increased to $81.6 million (14.7% of revenue) from $77.5 million (13.0% of revenue) in fiscal 2011. The $4.0 million increase in SG&A expense in the current year was primarily due to higher salaries and other personnel-related expense ($4.5 million), higher bad debt expense ($0.9 million), higher consulting fees ($0.7 million), and the absence in the current year of the reversal of an accrued environmental claim in the prior year ($0.7 million). These increases were offset by a decrease in accounting and audit fees ($4.5 million). Other SG&A expenses increased $1.8 million.

Personnel-related expenses increased $4.5 million primarily due to salary increases made during the current year as well as higher pension expense, both of which were offset by a decrease in personnel-related expenses due to lower headcount. The higher bad debt expense of $0.9 million was primarily attributable to a customer in Germany that filed for bankruptcy in fiscal 2009. In fiscal 2012, the bankruptcy court in Germany filed a preferential payment claim against the Company in the amount of approximately $0.6 million related to payments received from the customer on invoices incurred prior to the bankruptcy filing. Consulting fees in the current year increased $0.7 million and were primarily related to this offering. SG&A expense was also higher in fiscal 2012 due to the absence in the current year of the reversal an accrued liability for an environmental matter ($0.7 million). The increases noted above were partially offset by a $4.5 million decrease in our accounting and audit fees. The fees were higher in the prior year due to the initial efforts related to this offering.

Research and development.    R&D expense in fiscal 2012 increased to $13.2 million (2.4% of revenue) from $10.7 million (1.8% of revenue) in fiscal 2011. The $2.5 million increase in R&D expense was primarily due to higher legal fees, which increased $1.4 million in support our defense of intellectual property and higher personnel-related costs, which increased $0.7 million due to higher R&D headcount.

Restructuring.    The restructuring expense for both periods was primarily attributable to ongoing maintenance expense associated with our previously closed facility in Fremont, California. Restructuring expense in fiscal 2012 benefitted from a gain of $0.2 million on the sale of our previously closed facility in Fremont, California.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Operating income / (loss)

	Fiscal Year
	2012		2011
					Change
		% of revenue		% of revenue
	Amount		Amount		Amount	%

	(dollars in thousands)
Asia	$78,332	14.1%	$58,506	9.8%	$19,826	33.9%
Americas	16,529	3.0%	13,566	2.3%	2,963	21.8%
Europe	(4,977)	(0.9)%	6,050	1.0%	(11,027)	(182.3)%
Corporate	(24,830)	(4.5)%	(25,985)	(4.4)%	1,155	4.4%

Total operating income / (loss)	$65,054	11.7%	$52,137	8.7%	$12,917	24.8%

Operating income in fiscal 2012 was $65.1 million, which was an increase of $12.9 million, or 24.8%, compared to the prior year. The primary driver of our improved operating income in the current year was an improved gross margin, which increased to 28.8% in the current year from 23.7% in the prior year due to an improved product mix as well as lower raw material costs. However, the impact on operating income of the higher gross profit earned in the current year was moderated by higher operating expenses, as discussed above.

Operating income in Asia in fiscal 2012 was $78.3 million, an increase of $19.8 million, or 33.9%, from the prior year. The increase in operating income was primarily due to the following factors:

–>
a $0.7 million increase in revenue (as discussed above) due to an improved product mix;

–>
a $28.2 million decrease in raw materials costs, of which $12.3 million was due to lower unit volumes and $15.9 million was due to the lower cost of purchased raw materials (purchased raw materials decreased 7.3% on an average per unit basis);

–>
a $5.5 million increase in conversion costs (16.4% on an average per unit basis), which was primarily due to increased personnel-related expenses and lower production volumes;

–>
a $1.9 million increase in SG&A expense primarily related to higher personnel-related costs ($1.8 million) due to salary increases and higher bonus accruals, offset by a decrease due to lower headcount. SG&A expense also increased due to the absence in the current year of the reversal of a $0.7 million accrued liability for an environmental matter in the second quarter of the prior year, a $0.7 million increase in bad debt expense as the prior year included the reversal of bad debt expense for a customer who was no longer in financial difficulty, a $1.4 million decrease for withholding tax expense on the remittance of intercompany management fees to the U.S. from an Asian subsidiary; and

–>
a $1.7 million net decrease due to higher other operating expenses and lower intercompany revenue.

Operating income in the Americas in fiscal 2012 was $16.5 million, an increase of $3.0 million, or 21.8%, from the prior year. Operating income increased despite a $7.2 million decrease in revenue (as discussed above) and higher operating expenses. The higher operating income was attributable to increased intercompany revenue and improved product mix. The increase in operating income was primarily due to the following factors:

–>
a $7.2 million increase in intercompany revenues as a result of increased exports of high-performance resin systems to Asia;

Management's Discussion and Analysis of Financial Condition and Results of Operations

–>
a $3.8 million decrease in raw materials costs, reflecting lower unit volumes, which decreased raw material costs by $5.0 million, partially offset by a $1.2 million (2.0% on an average per unit basis) increase in the purchase price of raw materials, principally copper foil;

–>
a $2.0 million decrease in conversion costs due to lower variable overhead costs, primarily utilities expense, packaging expense, repairs & maintenance expense and manufacturing supplies, as a result of the lower production volumes;

–>
a $3.0 million increase in SG&A expense related to an increase for personnel-related costs ($2.6 million) primarily due to salary increases and higher pension expense, higher accounting and audit fees ($0.6 million), higher consulting fees ($0.4 million) related to projects required for information technology and human resources, the absence in the current year of an impairment charge related to our closed Franklin, New Hampshire facility ($0.4 million) and a net decrease in other expenses ($0.2 million); and

–>
a $0.2 million net increase due to lower other operating expenses.

In fiscal 2012, Europe had an operating loss of $5.0 million, a change of $11.0 million, or 182.3%, from the prior year's operating income of $6.1 million. The operating loss in the current year was primarily due to the following factors:

–>
a $34.9 million decrease in revenue (as discussed above) due to lower unit volumes, which decreased 20.8%;

–>
a $16.2 million decrease in raw materials costs, reflecting lower unit volumes, which decreased raw materials costs by $12.0 million, and a $4.2 million decrease (6.9% on an average per unit basis) in the purchase price of raw materials;

–>
a $7.6 million decrease in conversion costs due to lower labor costs and variable overhead expenses, which decreased $4.9 million and other factory costs which decreased $2.7 million; and

–>
a $0.1 million net decrease due to lower operating expenses and higher intercompany revenue.

The Corporate operating loss in fiscal 2012 was $24.8 million compared to $26.0 million in fiscal 2011. The lower operating loss in the current year was primarily due to the following factors:

–>
lower SG&A expense of $1.0 million, resulting from lower accounting and audit fees ($4.6 million) partially offset by higher personnel-related costs, consulting fees and withholding taxes. Personnel-related expenses increased $0.7 million primarily due to increased salaries offset by lower accruals under our variable incentive compensation plan. Consulting fees increased $0.6 million due to efforts associated with this offering, and withholding taxes on the remittance of intercompany management fees to the U.S. from our overseas locations increased $0.6 million. Other SG&A expense increased $1.7 million; and

–>
higher R&D expense of $2.7 million resulting from higher personnel-related costs and higher legal fees. Personnel-related costs increased $0.9 million as a result of salary increases as well as higher headcount. Legal fees increased $1.4 million in support of our intellectual property defense. Other R&D expense increased $0.4 million; and

–>
other operating expenses decreased $2.9 million.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Other non-operating income / (expense)

	Fiscal Year
	2012		2011
					Change
		% of revenue		% of revenue
	Amount		Amount		Amount	%

	(dollars in thousands)
Other income—net	$2,903	0.5%	$1,629	0.3%	$1,274	78.2%
Embedded derivative gain / (loss)—net	(3,818)	(0.7)%	42,256	7.1%	(46,074)	(109.0)%
Interest expense	(84,154)	(15.1)%	(80,210)	(13.4)%	(3,944)	(4.9)%
Interest income	99	0.0%	221	0.0%	(122)	(55.2)%
Foreign exchange gain / (loss)—net	(4,299)	(0.8)%	4,833	0.8%	(9,132)	(189.0)%

Total non-operating income / (expense)	$(89,269)	(16.1)%	$(31,271)	(5.2)%	$(57,998)	(185.5)%

Other income—net.    Other income-net was $2.9 million in fiscal 2012 and $1.6 million in fiscal 2011. The current year included a gain of $1.0 million arising from compensation received from the Singapore government in exchange for taking a portion of our leased land, which required us to relocate our loading docks and purchase certain new equipment.

Embedded derivative gain / (loss) net.    The embedded derivative gain / (loss) net reflects the change in the values of the embedded derivatives in some of our financial instruments. The change in value is determined quarterly. The conversion feature of our CPCs is considered an embedded derivative. In addition, the mandatory prepayment features triggered by a change in control under our current senior secured and mezzanine credit agreements are also considered embedded derivatives.

We recorded a net embedded derivative loss of $3.8 million in fiscal 2012 compared to a net embedded derivative gain of $42.3 million in fiscal 2011. When our embedded derivative liabilities increase, we record an embedded derivative loss. Conversely, when our embedded derivative liabilities decrease, we record an embedded derivative gain.

We recorded an embedded derivative loss related to the CPCs of $13.3 million in fiscal 2012 compared to a gain of $43.3 million in fiscal 2011. The net embedded derivative loss for the current year primarily reflected an increase in our total equity value due to more optimistic projections for the Company's profits and cash flows as of December 29, 2012. The improved outlook was based on the expectation that we will sustain improved gross margins due to a greater percentage of revenues generated from our high-performance products and our continued success in qualifying them for new applications, as well as the anticipated reduction in our required capital expenditures over the next several years, which increased our projected free cash flows. In addition, the revenue and EBITDA multiples of the comparable companies benchmarked in the market guideline public company approach improved, resulting in a higher TEV which, in turn, resulted in a higher embedded derivative liability.

We recorded an embedded derivative gain related to the CPCs of $43.3 million in fiscal 2011. The recording of an embedded derivative gain in fiscal 2011 reflects the decline in our TEV and total equity value primarily due to the declining sales during the last three quarters of fiscal 2011. The slackened demand can be attributed to the tsunami in Japan and its aftermath that disrupted worldwide supply chains, turmoil in the Middle East that contributed to significant increases in oil prices, the European debt crisis that disrupted the euro-zone, the unprecedented flooding in Thailand that led to shortages of certain electronic components, and the uncertainties in the U.S. government's fiscal and monetary policies.

Management's Discussion and Analysis of Financial Condition and Results of Operations

We recorded an embedded derivative gain of $9.5 million in fiscal 2012 and an embedded derivative loss of $1.0 million in fiscal 2011 related to our current credit agreements. The decrease in the value of the embedded derivative liability was primarily due to the reduction in the assumed probability of the occurrence of a change of control event from 20.0% as of December 31, 2011 to 5.0% as of December 29, 2012. The reduction in the assumed probability of a change in control reflected the passing of time without a potential acquirer coming forth to express interest prior to the completion of this offering.

The derivative loss in the prior year related to our credit agreements reflected a decrease in the expected time to a potential change in control event (such as a sale of the company or potential alternate transaction) from one year in fiscal 2010 to six months in fiscal 2011.

Our Sponsors will effectively convert their investments in the Company from CPCs to ordinary shares in connection with this offering, and thereafter we will not incur further financial effects related to the CPCs. However, any change in the value of the CPCs' embedded derivative will be included in our financial statements for periods prior to the date this offering is completed.

Interest expense and interest income.    Total interest expense increased $3.9 million, or 4.9%, to $84.2 million in fiscal 2012 from $80.2 million in the prior year. The increase in interest expense was due to increased amortization of OID and deferred loan origination costs related to our senior secured and mezzanine credit agreements in the current year as well as the higher outstanding principal balances under the mezzanine credit agreement in the current year compared to the prior year due to the accretion of the PIK component of interest expense. The increase in interest expense due to the items enumerated above was partially offset by lower accreted interest expense on our CPCs. The accreted interest expense on our CPCs is a euro-denominated transaction. The US dollar gained strength against the euro during the first six months of fiscal 2012, resulting in lower accreted interest expense on the CPCs.

The following table summarizes the components of interest expense in fiscal 2012 and 2011:

	Fiscal Year		Change
	2012	2011	Amount	%

	(dollars in thousands)
Cash interest expense	$37,626	$36,597	$1,029	2.8%
PIK interest expense	15,843	14,681	1,162	7.9%
OID amortization
Senior secured credit agreement	5,055	4,415	640	14.5%
Mezzanine credit agreement	8,452	6,236	2,216	35.5%
Deferred loan origination costs	3,142	2,435	707	29.0%
CPC interest expense	14,036	15,846	(1,810)	(11.4)%

Total interest expense	$84,154	$80,210	$3,944	4.9%

Foreign exchange gain / (loss)-net.    We recorded a net foreign exchange loss of $4.3 million in fiscal 2012 compared to a net foreign exchange gain of $4.8 million in fiscal 2011.

During the first six months of the fiscal 2012 period, the U.S. dollar strengthened against the euro which resulted in a net foreign exchange gain. The U.S. dollar lost strength against the euro in the fourth quarter of fiscal 2012 offsetting the foreign exchange gains recorded during the first half of the year. Fiscal 2011 had the opposite effect as the U.S. dollar weakened against the euro for the first three quarters but then strengthened against the euro in the fourth quarter of fiscal 2011 which resulted in a net foreign exchange gain.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The net foreign exchange loss in fiscal 2012 was primarily related to our Luxembourg holding companies. The functional currency of our Luxembourg holding companies is the U.S. dollar. The CPCs and the associated embedded derivative liabilities are euro-denominated liabilities. As the U.S. dollar weakens against the euro, it requires more U.S. dollars to settle the CPCs and the associated embedded derivative liabilities, and we record a foreign exchange loss. We recorded a net foreign exchange loss of $6.4 million related to the CPCs and associated embedded derivative liabilities in fiscal 2012.

In fiscal 2011, the net foreign exchange gain was also primarily related to our Luxembourg holding companies and the CPCs and the associated embedded derivative liabilities. We recorded a foreign exchange gain of $6.1 million in fiscal 2011 related to the CPCs and associated embedded derivative liabilities.

Provision for income taxes

	Fiscal Year
	2012		2011
					Change
		% of revenue		% of revenue
	Amount		Amount		Amount	%

	(dollars in thousands)
Income / (loss) before taxes	$(24,215)	(4.4)%	$20,866	3.5%	$(45,081)	(216.1)%
Provision for income taxes	$(28,649)	(5.2)%	$(10,893)	(1.8)%	$(17,756)	(163.0)%
Effective tax rate	(118.3)%		52.2%		(170.5)%

Our effective tax rate is a function of a number of factors, including the statutory rate in Luxembourg (considered our domestic tax jurisdiction), the rates of each jurisdiction in which we operate (reflected as a foreign rate differential), valuation allowances (generally created through operating losses), and uncertain tax positions. Uncertain tax positions generally increase our effective rate. Settlements with taxing authorities giving rise to these positions may increase or decrease our effective rate depending on the amount of the settlement relative to any accrual we have made for it. See "Critical Accounting Policies and Estimates—Income taxes" for more information.

Our effective tax rate for fiscal 2012 was (118.3)%, which was 170.5% lower than our effective tax rate for fiscal 2011, primarily as a result of an increase in the foreign rate differential of 61.7%, a decrease in the accrual for uncertain tax positions of 199.3%, and a decrease in the valuation allowance of 38.5%. The material factors contributing to each component are discussed below.

The foreign rate differential and valuation allowances had the following impact on the effective rate for fiscal 2012 compared to fiscal 2011:

Jurisdiction	Foreign rate differential	Valuation allowance

Luxembourg	0.0%	(41.9)%
United States	55.5%	13.0%
China	8.5%	0.0%
Italy	(0.2)%	(4.7)%
Other	(2.1)%	(4.9)%

Total	61.7%	(38.5)%

The net loss before tax of our Luxembourg entities increased in fiscal 2012, compared to fiscal 2011, as a result of a fluctuation in value of the embedded derivatives associated with our CPCs, which required us to increase the valuation allowance. The effective rate was decreased because of the consolidated net loss

Management's Discussion and Analysis of Financial Condition and Results of Operations

recognized by the Company during fiscal 2012. Because our Sponsors will effectively convert their investment in the CPCs to ordinary shares in connection with this offering, the effective rate will not be impacted by embedded gains or losses after the completion of this offering.

Our U.S. entities' net loss before tax decreased in fiscal 2012 compared to 2011 as a result of fluctuation in value of the embedded derivatives associated with our credit agreements. This resulted in a decrease in the foreign rate differential (since our primary tax jurisdiction is Luxembourg) and a decrease in the valuation allowance. The effective rate increased because of the consolidated net loss recognized by the Company during fiscal 2012. Our credit agreements will be refinanced in connection with this offering. After the completion of this offering and concurrent transactions, the effective rate will not be impacted by the embedded derivative gains or losses after the completion of this offering.

The net income before tax of our Chinese entities, taxed at a 25% rate, increased in fiscal 2012 compared to fiscal 2011 as a result of increased sales and lower costs resulting in a decrease in the foreign rate differential. The effective rate was increased because of the consolidated net loss recognized by the Company during fiscal 2012.

The valuation allowance recognized in Italy decreased in fiscal 2012 compared to fiscal 2011 as a result of a reduction in losses and an increase in non-deductible expenses.

The uncertain tax positions had the following impact on our effective rate for fiscal 2012 compared to fiscal 2011:

Jurisdiction	Uncertain tax positions

United States	(211.7)%
Germany	38.5%
Taiwan	(27.3)%
Other	1.2%

Total	(199.3)%

Our accrual for uncertain tax positions increased our tax expense in the United States and Taiwan during fiscal 2012, which decreased our effective rate because of the consolidated net loss reported. During fiscal 2011 a favorable adjustment to uncertain tax positions was reported in Germany as a result of a settlement reached with the tax authorities.

Fiscal Year 2011 Compared to Fiscal Year 2010

Overview—Overall revenues decreased a relatively modest 2.5% in fiscal 2011 compared to fiscal 2010, reflecting less robust unit demand as a result of challenging macroeconomic conditions and events affecting the supply chain during the year, offset in part by higher prices. We continued to experience relatively stronger demand for our high-performance products, consistent with our strategic focus on these products. Operating income in fiscal 2011 was $12.5 million, or 19.4%, lower than in the prior year, primarily due to $9.2 million of operating expenses related to preparation for our initial public offering. Our gross margin was slightly higher in fiscal 2011 (23.7%) than in fiscal 2010 (23.6%), reflecting higher selling prices and improved product mix.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Revenue—

	Fiscal Year		Change
	2011	2010	Amount	%

	(dollars in thousands)
Asia	$362,182	349,421	12,761	3.7%
Americas	108,832	129,109	(20,277)	(15.7)%
Europe	125,975	133,457	(7,482)	(5.6)%

Total revenue	$596,989	$611,987	$(14,998)	(2.5)%

Total revenue was $597.0 million in fiscal 2011 compared to $612.0 million in fiscal 2010, a decrease of $15.0 million, or 2.5%. Lower unit volumes resulted in a $75.9 million reduction of revenue while higher prices increased revenue by $54.0 million. The stronger euro to U.S. dollar exchange rate contributed $6.9 million of additional revenue.

Revenue in Asia in fiscal 2011 increased $12.8 million, or 3.7%, over the prior year. Improved pricing resulted in an increase in total revenue of $29.5 million, which was partially offset by a decrease in revenue of $16.7 million due to a 7.5% reduction in unit volumes. Unit volumes decreased in Asia in fiscal 2011 due to weaker industry demand in the last three quarters of the year, reflecting economic uncertainties and disruption in the supply chain caused by the tsunami and its aftermath in Japan and the record flooding around Bangkok, Thailand. Unit volumes of our high-performance products decreased 1.8% and unit volumes of our standard products decreased 38.1% in fiscal 2011, compared to fiscal 2010. The average selling price of our high-performance and standard products increased 10.1% and 15.7%, respectively, in fiscal 2011. The price increases reflected in part the pass-through of the increased cost of raw materials, which increased 11.1% on a per unit basis.

Revenues in the Americas were $20.3 million, or 15.7%, lower in fiscal 2011 compared to the prior year. Lower revenues reflect the lower unit volumes, which were down 20.4% as a result of the weaker economic environment and increased uncertainties for the future of the U.S. economy which cause inventory tightening within the supply chain and dampened capital spending for electronic equipment. In contrast, fundamental demand for electronics in the prior year was bolstered by inventory restocking of materials within the supply chain. Lower unit volumes in fiscal 2011 resulted in a decrease in revenue of $25.7 million; however the impact of lower volumes was partially offset by higher pricing which contributed $5.5 million to revenue in fiscal 2011. Unit volumes of high-performance products decreased 19.6%, and unit volumes of our standard products decreased 48.2% in fiscal 2011, compared to fiscal 2010. The average selling prices for high-performance products and standard products increased by 5.1% and 17.9%, respectively, in fiscal 2011, compared to fiscal 2010. The price increases reflected in part the pass-through of the increased cost of raw materials, which increased 6.4% on a per unit basis.

Revenue in Europe decreased $7.5 million, or 5.6%, in fiscal 2011 versus fiscal 2010. Improved pricing and a stronger euro to U.S. dollar exchange rate offset the impact of lower unit volumes. Unit volumes decreased 20.4% resulting in a $33.5 million reduction in revenue in fiscal 2011. Unit volumes decreased due to weaker demand for solar power and other industrial applications due to uncertainties about the continuation of government subsidies in Germany. Weaker demand was also attributable to the economic uncertainties resulting from the euro-zone debt crisis. Higher pricing to pass through higher costs of raw materials partially offset the impact of lower unit volumes and contributed $19.1 million to the change in revenue in fiscal 2011. The effect of the stronger euro to U.S. dollar exchange rate in fiscal 2011 compared to fiscal 2010 increased revenue by approximately $6.9 million. Unit volumes of high-performance products decreased 11.1% in fiscal 2011; however, the average selling price increased 18.0%, resulting in an increase in revenue for high-performance products. For our standard products, the unit volumes decreased

Management's Discussion and Analysis of Financial Condition and Results of Operations

25.6% in fiscal 2011. The decrease in revenue in fiscal 2011 due to lower unit volumes of standard products was offset by a 16.9% increase in the average selling price. The price increases reflected in part the pass-through of the increased cost of raw materials, which increased 15.6% on a per unit basis.

Overall, total revenue from our high-performance products increased 1.6% in fiscal 2011 versus fiscal 2010, despite a 6.3% decline in unit volumes, reflecting the relatively price-inelastic nature of the products and our ability to pass through increased raw material costs. The relatively stronger demand for our high-performance products also reflected our continued marketing focus on these products and success in qualifying them for new applications.

Gross sales for our high-performance and standard products are shown below:

	Fiscal Year		Change
Gross Sales(1)	2011	2010	Amount	%

	(dollars in thousands)
High-performance
High-Tg	$349,895	$372,063	$(22,168)	(6.0)%
High-speed digital	123,979	94,662	29,317	31.0%
Military, specialty and other	33,515	31,111	2,404	7.7%

Total high-performance	507,389	497,836	9,553	1.9%
Standard	104,826	130,705	(25,879)	(19.8)%

Total gross sales	$612,215	$628,541	$(16,326)	(2.6)%

(1)
Gross sales represent revenue prior to certain adjustments for cash discounts, rebates and other revenue adjustments that cannot be allocated to a specific product segment. These adjustments totaled $15.2 million in fiscal 2011 and $16.6 million in fiscal 2010. Revenue was $597.0 million in fiscal 2011 and $612.0 million in fiscal 2010. Management uses gross sales as a measure of operating performance.

Cost of goods sold and gross profit—

	Fiscal Year
	2011		2010
					Change
		% of revenue		% of revenue
	Amount		Amount		Amount	%

	(dollars in thousands)
Cost of goods sold	$455,404	76.3%	$467,751	76.4%	$(12,347)	(2.6)%
Gross profit	$141,585	23.7%	$144,236	23.6%	$(2,651)	(1.8)%

Cost of goods sold was $455.4 million in fiscal 2011, a decrease of $12.3 million, or 2.6%, from fiscal 2010. The decrease in cost of goods sold was driven primarily by:

–>
a $42.9 million decrease in raw material costs from lower unit volumes, which decreased 12.1%;

–>
a $31.4 million increase in the cost of raw materials, which increased 9.7% on an average per unit basis, primarily due to the higher cost of copper foil during fiscal 2011; and

–>
a $0.8 million, or a 0.5%, decrease in conversion costs (that is, all factory costs except the cost of raw materials). Despite lower unit volumes, total conversion costs remained relatively flat, reflecting a 13.1% increase in conversion costs on a per unit basis from lower production volumes.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Gross profit was $141.6 million in fiscal 2011, a decrease of $2.7 million, or 1.8%, from fiscal 2010. The decrease in gross profit was driven primarily by:

–>
an $11.9 million decrease from lower unit volumes;

–>
a $7.9 million increase as a result of pricing actions to pass through higher raw material and higher conversion costs to our customers, as well as an increase in the percentage of revenue from sales of our higher margin, high-performance products in fiscal 2011; and

–>
a $1.3 million increase due to the stronger euro to U.S. dollar exchange rate.

Operating expenses.    Total operating expenses increased by $9.9 million, or 12.4%, in fiscal 2011 compared to fiscal 2010. The increase in operating expenses was due to higher SG&A and R&D expense, partially offset by lower restructuring expense, as more fully described below.

	Fiscal Year
	2011		2010
					Change
		% of revenue		% of revenue
	Amount		Amount		Amount	%

	(dollars in thousands)
Sales, general and administrative	$77,545	13.0%	$65,271	10.7%	$12,274	18.8%
Research and development	10,653	1.8%	9,532	1.6%	1,121	11.8%
Restructuring	1,250	0.2%	4,782	0.8%	(3,532)	(73.9)%

Total operating expenses	$89,448	15.0%	$79,585	13.0%	$9,863	12.4%

Sales, general and administrative.    SG&A expense increased to $77.5 million (13.0% of revenue) in fiscal 2011 from $65.3 million (10.7% of revenue) in the prior year. The $12.2 million increase in SG&A expense in fiscal 2011 was primarily due to higher audit fees, which increased $6.2 million, and higher legal and consulting fees, which increased $2.7 million over the prior year. The increase in these fees was primarily related to this offering. We also recorded $2.5 million of expense related to withholding taxes on payments from our international subsidiaries related to intercompany management fees.

Research and development.    R&D expense increased $1.2 million, or 11.8%, to $10.7 million in fiscal 2011 from $9.5 million in fiscal 2010. The increase in R&D expense was primarily due to an increase of $1.9 million for higher personnel costs as well higher purchases of materials, supplies and services in support of product development efforts. These increases were partially offset by lower legal fees in support of intellectual property defense, which decreased $1.1 million in fiscal 2011. In the prior year, we incurred significant legal fees in connection with the successful legal defense of our intellectual property rights for which a favorable settlement was reached during fiscal 2010.

Restructuring.    Restructuring expense was $1.3 million in fiscal 2011, versus $4.8 million in the prior year. This steep reduction of $3.5 million reflects the substantial completion of our restructuring activities in the prior year. The minimal restructuring expense in fiscal 2011 was primarily related to the impairment loss recorded on the land and building at our closed Fremont, California facility as well as ongoing legal and other fees associated with the disposal of our closed Italian laminate facility, MAS Italia s.r.l.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Operating income / (loss)

	Fiscal Year
	2011		2010
					Change
		% of revenue		% of revenue
	Amount		Amount		Amount	%

	(dollars in thousands)
Asia	$58,506	9.8%	$58,777	9.6%	$(271)	(0.5)%
Americas	13,566	2.3%	16,900	2.8%	(3,334)	(19.7)%
Europe	6,050	1.0%	3,958	0.6%	2,092	52.9%
Corporate	(25,985)	(4.4)%	(14,984)	(2.4)%	(11,001)	(73.4)%

Total operating income / (loss)	$52,137	8.7%	$64,651	10.6%	$(12,514)	(19.4)%

Operating income was $52.1 million in fiscal 2011, a decrease of $12.5 million, or 19.4%, from fiscal 2010. Despite lower unit volumes, which decreased 12.1% in fiscal 2011, revenue was only slightly lower (2.5%) than the prior year due to pricing actions to recover higher raw material costs, as well as an increase in the percentage of revenue from sales of our higher margin, high-performance products in fiscal 2011. However, operating income in fiscal 2011 was significantly affected by an $8.9 million increase in audit, legal and consulting fees related to this offering, only partially offset by the $0.6 million favorable impact of the stronger euro to U.S. dollar exchange rate.

Operating income in Asia in fiscal 2011 was $58.5 million, a decrease of $0.3 million, or 0.5%, from fiscal 2010. The decrease in operating income was driven primarily by:

–>
a $12.8 million increase in revenue (as discussed above) despite lower unit volumes, which decreased 7.5%;

–>
a $5.9 million increase in raw materials costs, reflecting a $23.6 million increase (11.1% on an average per unit basis) in the purchase price of raw materials primarily due to the higher cost of copper foil during fiscal 2011, partially offset by lower unit volumes, which decreased raw material costs by $17.7 million;

–>
a $3.8 million, or 6.9%, increase in conversion costs (15.6% on an average per unit basis), due to higher labor and utilities expense. Labor expense increased primarily due to salary and wage increases during the fiscal year, and our utilities expense increased primarily due to the increased cost of fuel;

–>
a $1.8 million increase for withholding tax expense on the remittance of intercompany management fees to the U.S. from our overseas locations during fiscal 2011, which was included in SG&A expense; and

–>
a $1.6 million net decrease from lower intercompany revenues and other operating expenses.

Operating income in the Americas in fiscal 2011 was $13.6 million, a decrease of $3.3 million, or 19.7%, from fiscal 2010. The decrease in operating income was driven primarily by:

–>
a $20.3 million decrease in revenue (as discussed above) from lower unit volumes, which decreased 20.4%;

–>
a $4.9 million decrease in raw material costs, reflecting lower unit volumes, which decreased raw material costs by $15.2 million, partially offset by a $10.3 million increase (15.9% on an average per unit basis) in the purchase price of raw materials primarily due to the higher cost of copper foil during fiscal 2011;

–>
a $6.8 million, or 15.3%, decrease in conversion costs primarily due to lower unit volumes, although the impact of lower unit volumes was partially offset by a 6.4% increase in conversion costs on an average per unit basis, primarily due to the increased cost of fuel and labor;

Management's Discussion and Analysis of Financial Condition and Results of Operations

–>
a $4.8 million increase in intercompany revenues primarily due to increased exports of high-performance resins to Asia; and

–>
a $0.5 million net decrease in other operating expenses.

Operating income in Europe in fiscal 2011 was $6.1 million, an increase of $2.1 million, or 52.9%, from fiscal 2010. The increase in operating income was driven primarily by:

–>
a $7.5 million decrease in revenue (as discussed above) from lower unit volumes, which decreased 20.4%;

–>
an $8.9 million decrease in raw material costs, reflecting lower unit volumes, which decreased raw material costs by $15.8 million, partially offset by a $6.9 million (9.8% on an average per unit basis) increase in the purchase price of raw materials primarily due to the higher cost of copper foil during fiscal 2011;

–>
a $1.0 million decrease in SG&A expense, primarily due to lower bad debt expense as a financially troubled customer led to an increase in our reserves for bad debt in the prior year; and

–>
a $0.5 million net decrease in intercompany revenue, conversion costs and other operating expenses.

The Corporate operating loss in fiscal 2011 was $26.0 million, an increase of $11.0 million or 73.4% compared to fiscal 2010. The increased Corporate operating loss was primarily driven by higher SG&A expense of $9.7 million incurred primarily for outside professional services related to our decision to proceed with this offering. The increase in SG&A expense was offset by lower restructuring expense of $3.7 million, as our major restructuring activities were substantially completed by the end of fiscal 2010.

Other non-operating income / (expense)

	Fiscal Year
	2011		2010
					Change
		% of revenue		% of revenue
	Amount		Amount		Amount	%

	(dollars in thousands)
Other income—net	$1,629	0.3%	$4,758	0.8%	$(3,129)	(65.8)%
Embedded derivative gain / (loss)—net	42,256	7.1%	21,165	3.5%	21,091	99.7%
Interest expense	(80,210)	(13.4)%	(72,134)	(11.8)%	(8,076)	(11.2)%
Interest income	221	0.0%	339	0.1%	(118)	(34.8)%
Foreign exchange gain / (loss)—net	4,833	0.8%	9,596	1.6%	(4,763)	(49.6)%

Total non-operating income / (expense)	$(31,271)	(5.2)%	$(36,276)	(5.9)%	$5,005	13.8%

Other income—net.    Other income—net decreased $3.1 million to $1.6 million in fiscal 2011 from $4.8 million in fiscal 2010. The prior year included a gain of $3.0 million from the favorable settlement of a dispute related to our intellectual property rights.

Embedded derivative gain / (loss)—net.    We recorded a net embedded derivative gain of $42.3 million in fiscal 2011 and $21.2 million in fiscal 2010.

We recorded an embedded derivative gain related to the CPCs of $43.3 million in fiscal 2011 compared to a gain of $21.8 million in fiscal 2010. The recording of an embedded derivative gain in fiscal 2011 reflects the decline in our TEV and total equity value primarily due to the declining sales during the last three quarters of fiscal 2011. The slackening demand can be attributed to the tsunami in Japan and its aftermath that

Management's Discussion and Analysis of Financial Condition and Results of Operations

disrupted worldwide supply chains, turmoil in the Middle East that contributed to significant increases in oil prices, the European debt crisis that disrupted the euro-zone, the unprecedented flooding in Thailand that led to shortages of certain electronic components, and the uncertainties in the U.S. government's fiscal and monetary policies.

In fiscal 2010, we recorded an embedded derivative gain associated with the CPCs even though our TEV and total equity value increased due to the financing transaction that occurred in September 2010. The initial fair value of the embedded derivative liability related to the Class C CPCs was recorded as a discount at the date of issuance and therefore did not have an impact on the statement of operations. The allocation of value to the additional Class C CPCs at the transaction date led to a reduction of the fair value of the embedded derivative liability associated with the previously outstanding Class A CPCs, resulting in an embedded derivative gain for the year. See Note 4 to our consolidated annual financial statements included elsewhere in this prospectus for a further discussion of the September 2010 financing transaction.

We recorded an embedded derivative loss of $1.0 million in fiscal 2011 and $0.6 million in fiscal 2010 related to our current credit agreements. The recording of an embedded derivative loss in fiscal 2011 and 2010 related to these credit agreements reflects a decrease in the expected time to a potential change in control event (such as the sale of the company or potential alternate transaction) from one year in fiscal 2010 compared to six months in fiscal 2011.

Interest expense and interest income.    Total interest expense increased $8.1 million, or 11.2%, to $80.2 million in fiscal 2011 from $72.1 million in fiscal 2010. The increase in interest expense was due to the higher amortization of OID and deferred loan origination costs related to our senior secured and mezzanine credit agreements in fiscal 2011 as well as the higher outstanding principal debt balances under the mezzanine credit agreement in fiscal 2011 compared to the prior year due to the accrual of PIK. We entered into our senior and mezzanine credit agreements early in the fourth quarter of fiscal 2010 and as such only recorded three months of OID amortization and deferred loan origination costs amortization related to these credit agreements.

The following table summarizes the components of interest expense in fiscal 2011 and 2010:

	Fiscal Year		Change
	2011	2010	Amount	%
	(dollars in thousands)
Cash interest expense	$36,597	$50,969	$(14,372)	(28.2)%
PIK interest expense	14,681	3,607	11,074	307.0%
OID amortization
Senior secured credit agreement	4,415	1,013	3,402	335.8%
Mezzanine credit agreement	6,236	1,280	4,956	387.2%
Deferred loan origination costs	2,435	4,629	(2,194)	(47.4)%
CPC interest expense	15,846	10,636	5,214	49.0%

Total interest expense	$80,210	$72,134	$8,076	11.2%

Foreign exchange gain / (loss)—net.    We recorded a net foreign exchange gain of $4.8 million in fiscal 2011 compared to a net foreign exchange gain of $9.6 million in fiscal 2010.

For most of fiscal 2011, the U.S. dollar weakened against the euro. However, the U.S. dollar strengthened against the euro in the fourth quarter of fiscal 2011 which resulted in a lower foreign exchange gain than in the prior year when the U.S. dollar was consistently strengthening against the euro throughout the year. The net foreign exchange gain was primarily related to our CPCs and the associated embedded derivative liabilities of our Luxembourg holding companies ($6.1 million in fiscal 2011). The functional currency of

Management's Discussion and Analysis of Financial Condition and Results of Operations

our Luxembourg holding companies is the U.S. dollar. The CPCs and the associated embedded derivative liabilities are euro-denominated liabilities. As the U.S. dollar strengthens against the euro, we record a foreign exchange gain related to the CPCs and related embedded derivative liabilities. As the euro weakens against the U.S. dollar, it requires fewer U.S. dollars to settle the CPCs and the associated embedded derivative liabilities and a foreign exchange gain is recorded.

The net foreign exchange gain in fiscal 2011 also included a foreign exchange loss of $0.2 million related to our German subsidiary in connection with its U.S. dollar-denominated trade accounts payable. The functional currency of our German subsidiary is the euro. Therefore, the strengthening of the U.S. dollar against the euro has the opposite effect in our German subsidiary compared to our Luxembourg holding companies. As the U.S. dollar strengthens against the euro, it requires more euros to settle the U.S. dollar denominated payables and our German subsidiary records a foreign exchange loss.

In fiscal 2010, the U.S. dollar strengthened against the euro throughout the year, resulting in a net foreign exchange gain primarily related to the CPCs and the associated embedded derivative liabilities, which are euro-denominated liabilities of the Luxembourg holding companies. We recorded a foreign exchange gain of $13.0 million in fiscal 2010 related to the CPCs and associated embedded derivative liabilities.

In fiscal 2010, the foreign exchange gain related to the CPCs and associated embedded derivative liabilities was partially offset by a foreign exchange loss of $2.0 million in our German subsidiary related to U.S. dollar-denominated trade accounts payable.

Provision for income taxes

	Fiscal Year
	2011		2010
					Change
		% of revenue		% of revenue
	Amount		Amount		Amount	%

	(dollars in thousands)
Income / (loss) before taxes	$20,866	3.5%	$28,375	4.6%	$(7,509)	(26.5)%
Provision for income taxes	$(10,893)	(1.8)%	$(27,158)	(4.4)%	$16,265	59.9%
Effective tax rate	52.2%		95.7%		(43.5)%

Our effective tax rate is a function of a number of factors, including the statutory rate in Luxembourg (considered our domestic tax jurisdiction), the rates of each jurisdiction in which we operate (reflected as a foreign rate differential), valuation allowances (generally created through operating losses), and uncertain tax positions. Uncertain tax positions generally increase our effective rate. Settlements with taxing authorities giving rise to these positions may increase or decrease our effective rate depending on the amount of the settlement relative to any accrual we have made for it. See "Critical Accounting Policies and Estimates—Income taxes" for more information.

Our effective tax rate for fiscal 2011 was 52.2%, which was 43.5% lower than our effective tax rate for fiscal 2010, primarily as a result of a decrease in the foreign rate differential of 21.3%, a decrease in the accrual for uncertain tax positions of 62.0%, and an offsetting net increase in the valuation allowance of 48.5%. The material factors contributing to each component are discussed below.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The foreign rate differential and valuation allowances had the following impact on the effective rate for fiscal 2011 compared to fiscal 2010:

Jurisdiction	Foreign rate differential	Valuation allowance

Luxembourg	0%	(17.5)%
United States	(18.9)%	66.0%
Other	(2.4)%	0%
Total	(21.3)%	48.5%

The net loss before tax of our Luxembourg entities decreased in fiscal 2011, compared to fiscal 2010, as a result of embedded derivative gains associated with our CPCs. The fluctuation in the losses of our Luxembourg entities resulted in a net reduction in the valuation allowance for Luxembourg. Because our Sponsors will effectively convert their investment in the CPCs to ordinary shares in connection with this offering, the effective rate will not be impacted by embedded derivative gains or losses after the completion of this offering.

Our U.S. entities incurred higher interest expense during fiscal 2011 compared to the prior year, which generated additional taxable losses and resulted in a decrease in our foreign rate differential (since our primary tax jurisdiction is Luxembourg) and an increase in the valuation allowance. We expect that the impact of the U.S. valuation allowance and foreign rate differential on our effective rate will be significantly reduced upon the refinancing of our debt in conjunction with the closing of this offering.

The uncertain tax positions had the following impact on our effective rate for fiscal 2011 compared to fiscal 2010:

Jurisdiction	Uncertain tax positions

United States	18.6%
Germany	(69.5)%
Taiwan	(10.2)%
Other	(0.9)%
Total	(62.0)%

Our accrual for uncertain tax positions in the United States increased our effective rate, which was offset by favorable adjustments in Germany and Taiwan as a result of a settlements reached with the tax authorities in these countries. In addition, we changed our estimates in fiscal 2010 relating to the prior years' uncertain tax positions in Germany and the United States as a result of ongoing examinations by the tax authorities in these countries.

QUARTERLY RESULTS OF OPERATIONS

The following unaudited quarterly condensed consolidated statements of operations for the most recent seven quarters ended December 29, 2012 have been prepared on a basis consistent with our audited annual financial statements and include, in the opinion of management, all normal recurring adjustments necessary for the fair statement of the results of operations for all periods presented. The following consolidated

Management's Discussion and Analysis of Financial Condition and Results of Operations

quarterly data should be read in conjunction with our annual financial statements and the related notes included elsewhere in this prospectus.

	Three months ended
	July 2, 2011	October 1, 2011	December 31, 2011	March 31, 2012	June 30, 2012	September 29, 2012	December 29, 2012

	(dollars in thousands)
Revenues	$156,047	$142,865	$137,541	$151,711	$150,102	$135,991	$117,700
Cost of goods sold	120,150	110,236	104,735	107,029	105,664	97,892	85,164

Gross profit	35,897	32,629	32,806	44,682	44,438	38,099	32,536

Operating expenses:
Sales, general and administrative	20,484	18,686	20,488	19,965	20,643	19,039	21,911
Research and development	2,679	2,720	2,740	2,952	3,175	3,121	3,937
Restructuring	73	285	788	172	(243)	(5)	34

Total operating expenses	23,236	21,691	24,016	23,089	23,575	22,155	25,882

Operating income	12,661	10,938	8,790	21,593	20,863	15,944	6,654
Non-operating income / (expenses)	(15,065)	7,816	2,933	(27,414)	(38,170)	(38,765)	15,080

Income / (loss) before taxes	(2,404)	18,754	11,723	(5,821)	(17,307)	(22,821)	21,734
Provision for income taxes	(5,217)	8,604	(8,818)	(7,231)	(6,369)	(4,993)	(10,056)

Net income / (loss)	$(7,621)	$27,358	$2,905	$(13,052)	$(23,676)	$(27,814)	$11,678

	Three months ended
	July 2, 2011	October 1, 2011	December 31, 2011	March 31, 2012	June 30, 2012	September 29, 2012	December 29, 2012

	(dollars in thousands)
Adjusted EBITDA(1)	$22,495	$19,421	$17,548	$27,975	$28,313	$22,066	$13,347

(1)
Adjusted EBITDA is defined as net income / (loss) plus (i) interest expense and interest income, net, (ii) provision for income taxes, (iii) depreciation and amortization and (iv) certain additional adjustments. These additional adjustments include adding-back expenses for stock-based compensation, restructuring charges, foreign exchange gain / (loss)—net, goodwill impairment, management fees paid to TPG, embedded derivatives gain / (loss)—net, and expenses related to this offering.

Adjusted EBITDA is a measure used by management and external users of our consolidated financial statements to evaluate operating performance, but it is not a recognized term under U.S. GAAP, and it is not an alternative to net income as a measure of overall financial performance, or an alternative to Cash Flows from Operating Activities as a measure of cash generated from operating activities. Additionally, Adjusted EBITDA is not intended to be a measure of free cash flow available for management's discretionary use, as it does not consider certain cash requirements such as for tax payments and debt service requirements, nor does it consider the need for incremental working capital or capital expenditures.

We believe Adjusted EBITDA is useful because it allows us to more effectively evaluate our operating performance, compare the results of our operations from period to period and compare the results of our operations against our peers without regard to our financing methods or capital structure. We exclude the items listed above from net income (loss) in arriving at Adjusted EBITDA because these amounts can vary substantially from company to company within our industry depending on accounting methods and book values of assets, capital structure and the method by which assets were acquired. We further believe that Adjusted EBITDA is frequently used by securities analysts, investors and other interested parties in their evaluation of companies, many of which present an EBITDA or Adjusted EBITDA measure when reporting their results. We use non-GAAP financial measures to supplement U.S. GAAP measures to provide a further understanding of the factors and trends affecting the business that U.S. GAAP measures alone cannot provide. Because not all companies use identical calculations, our presentation of Adjusted EBITDA may not be comparable to other similarly titled measures of other companies.

Management's Discussion and Analysis of Financial Condition and Results of Operations

  The following table presents a reconciliation of net income / (loss), the most directly comparable financial measure under U.S. GAAP, to Adjusted EBITDA for the periods presented.

	Three months ended
	July 2, 2011	October 1, 2011	December 31, 2011	March 31, 2012	June 30, 2012	September 29, 2012	December 29, 2012

	(dollars in thousands)
Net income / (loss):	$(7,621)	$27,358	$2,905	$(13,052)	$(23,676)	$(27,814)	$11,678
Interest expense	20,317	20,379	20,666	20,930	20,906	21,004	21,314
Interest income	(191)	89	(83)	(37)	(25)	(17)	(20)
Provision for income taxes	5,217	(8,604)	8,818	7,231	6,369	4,993	10,056
Depreciation and amortization	4,307	4,227	4,333	4,335	4,143	3,819	4,092
Stock-based compensation	508	648	774	642	642	641	997
Restructuring charges	73	285	788	172	(243)	(5)	34
Foreign exchange translation (gain) / loss—net	6,778	(15,971)	(8,965)	4,648	(12,718)	6,150	6,219
Management fees & expenses—TPG	512	512	512	512	512	512	512
Embedded derivative (gain) / loss—net	(11,204)	(11,969)	(14,297)	2,236	31,608	12,046	(42,072)
IPO-related expenses	3,799	2,467	2,097	358	795	737	537

Adjusted EBITDA	$22,495	$19,421	$17,548	$27,975	$28,313	$22,066	$13,347

Quarterly Trends

  Revenue—

  Revenue declined sequentially for the last three quarters of fiscal 2011. The decline in revenue during fiscal 2011 was primarily due to a general reduction in industry-wide demand caused by disruptions and uncertainties in the worldwide economy. These disruptions and uncertainties were precipitated by the tsunami in Japan in March 2011 and the subsequent nuclear disaster, the aftermath of which caused a disruption of the worldwide electronic supply-chain in the second quarter of fiscal 2011 that continued to ripple through the industry for the rest of the year. Revenue continued to decline in the third quarter of fiscal 2011 as other events, such as the turmoil in the Middle East and the euro-zone debt crisis, reduced business confidence and further dampened demand. The November flooding around Bangkok, Thailand, an area from which many key electronic components are sourced, further disrupted the supply-chain and impacted demand in the fourth quarter of fiscal 2011.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The first quarter of fiscal 2012, compared to the fourth quarter of fiscal 2011, saw an increase in revenue which reflected increased demand for our high-performance products and the pickup in demand after the fourth quarter holiday season in Europe and the Americas. Revenue from our high-speed digital products, which are used in enterprise class servers and storage applications, as well as in high-speed routers and communication equipment, that support the expanding cloud computing environment and associated increase in internet traffic, increased significantly and represents our success in qualifying our high-performance products for new applications. Revenue from standard products, which had decreased throughout fiscal 2011, increased in the first quarter of fiscal 2012 but declined sequentially throughout the remainder of fiscal 2012.

Revenue declined sequentially in the second, third and fourth quarters of fiscal 2012. Revenue declines were primarily attributable to the uncertain worldwide economic conditions surrounding the ongoing euro-zone debt crisis, slower growth in emerging markets and regional political tensions. In addition, in the fourth quarter of fiscal 2012, revenue decreased as several key OEMs took actions to reduce inventories, which consequently reduced demand for our products.

The percentage of our revenue derived from high-performance products generally increased during fiscal 2011 and 2012. The upward trend of the percentage of revenue derived from our high-performance products retreated only slightly in the first quarter of 2012 before resuming its upward trajectory. This improvement in our product mix reflected our continued marketing focus on high-performance products and success in qualifying them for new applications. Gross sales of our high-performance and standard products are shown below:

	Three months ended
	July 2, 2011	October 1, 2011	December 31, 2011	March 31, 2012	June 30, 2012	September 29, 2012	December 29, 2012

	(dollars in thousands)
High-performance
High-Tg	$93,147	$85,223	$78,050	$81,883	$77,318	$70,380	$60,990
High-speed digital	30,476	27,090	37,696	44,440	50,233	43,377	36,182
Military, specialty and other	8,140	8,819	7,671	7,237	6,480	7,474	8,013

Total high-performance	131,763	121,132	123,417	133,560	134,031	121,231	105,185
Standard	28,762	24,569	18,262	21,315	19,555	17,645	14,736

Total gross sales	$160,525	$145,701	$141,679	$154,875	$153,586	$138,876	$119,921

High-performance sales percentage of total gross sales	82.1%	83.1%	87.1%	86.2%	87.3%	87.3%	87.7%

(1)
Gross sales represent revenue prior to certain adjustments for cash discounts, rebates and other revenue adjustments that cannot be allocated to a specific product segment. For the three months ended July 2, 2011, October 1, 2011, December 31, 2011, March 31, 2012, June 30, 2012, September 29, 2012 and December 29, 2012 these adjustments totaled $4.5 million, $2.8 million, $4.1 million, $3.2 million, $3.5 million, $2.9 million and $2.2 million, respectively. Revenue was $156.0 million, $142.9 million, $137.5 million, $151.7 million, $150.1 million, $136.0 million and $117.7 million for the three months ended July 2, 2011, October 1, 2011, December 31, 2011, March 31, 2012, June 30, 2012, September 29, 2012 and December 29, 2012, respectively. Management uses gross sales as a measure of operating performance.

Cost of goods sold and gross profit—

In fiscal 2011, cost of goods sold and gross profit followed the revenue trend. The cost of copper foil increased during the second and third quarters of fiscal 2011 and our gross margin declined slightly during these periods because of the arithmetic effect of passing through raw materials costs without an added profit

Management's Discussion and Analysis of Financial Condition and Results of Operations

component. Gross margin rebounded in the fourth quarter of fiscal 2011 due, in part, to lower copper foil costs.

In fiscal 2012, cost of goods sold and gross profit also followed the revenue trend. In the first and second quarters of fiscal 2012, gross profit also benefitted from a slight decrease in the purchase price of raw materials, due to lower costs for copper foil and glass. In the third and fourth quarters of fiscal 2012, gross profit declined slightly due to an increase in the purchase price of raw materials.

Sales, general and administrative—

Our SG&A expense generally increased throughout fiscal 2011. In fiscal 2011, quarterly variations in SG&A expense were primarily due to the timing of professional fees associated with this offering. The increase in the fourth quarter of fiscal 2011 was also due to withholding taxes ($1.3 million) on payments received in the United States from our international subsidiaries related to intercompany management fees.

In the first quarter of 2012, SG&A expense decreased compared to the fourth quarter of fiscal 2011. The decrease in SG&A was primarily due to lower audit and consulting fees ($1.1 million) and lower withholding taxes ($1.5 million) offset by increased personnel-related costs ($1.6 million) and information technology costs ($0.2 million).

SG&A expense increased $0.7 million in the second quarter of fiscal 2012 compared to the first quarter of fiscal 2012, primarily due to higher audit and legal fees ($0.9 million). In the third quarter of fiscal 2012, SG&A expense decreased $1.6 million compared to the second quarter of fiscal 2012 primarily due to lower accruals under our variable incentive compensation plan. SG&A expense increased sequentially in the fourth quarter of fiscal 2012 by $2.9 million, primarily due to higher pension expense.

Research and development—

Our R&D expense gradually increased during fiscal 2011 and 2012, primarily due to higher personnel-related costs as we added more technical resources to this important function. Quarter-to-quarter variations in R&D spending also reflected changes in the purchases of outside materials and support services. In the third and fourth quarters of fiscal 2012 we also incurred additional legal fees related to the defense of our intellectual property rights.

Restructuring—

Restructuring expense in fiscal 2011 and 2012 was primarily the residual expenses related to the facility closures that occurred in fiscal 2009. In the fourth quarter of fiscal 2011, we recorded $0.6 million of impairment expense associated with our previously closed facility in Fremont, California, which accounted for the increase in restructuring expense. In the second quarter of fiscal 2012, we recorded a net restructuring gain of $0.2 million related to the gain on the sale of our facility in Fremont, California.

Operating income—

In fiscal 2011, the changes in the operating income from quarter to quarter were a direct result of the changes in revenue and SG&A expense, as discussed above. SG&A expense increased in fiscal 2011 primarily due to professional fees attendant with this offering and also due to withholding taxes incurred on payments from our international subsidiaries related to intercompany management fees.

In the first quarter of fiscal 2012, our operating income increased $12.8 million compared to the fourth quarter of fiscal 2011 due to higher revenue. Operating income was positively impacted by a decrease in operating expenses of $0.9 million primarily due to decreases in SG&A expense, as discussed above.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Operating income in the second quarter of fiscal 2012 was $20.9 million, a decrease of $0.7 million compared to the first quarter of 2012. As discussed above, in the second quarter of fiscal 2012 operating income was impacted by higher audit and legal fees and higher R&D spending offset by the gain on the sale of the Fremont, California facility.

In the third quarter of fiscal 2012, operating income decreased $4.9 million compared to the prior quarter due to lower sales and gross profit. Gross profit decreased $6.3 million in the third quarter of fiscal 2012 compared to the second quarter of fiscal 2012. The decline in gross profit was partially offset by lower operating expenses primarily as result of lower accruals under our variable incentive compensation plan.

In the fourth quarter of fiscal 2012, operating income decreased $9.3 million compared to the prior quarter due to lower sales and gross profit which declined $18.3 million and $5.6 million, respectively. Higher SG&A expense attributable to higher personnel-related expenses, and higher R&D expense due to legal fees incurred in defense of our intellectual property, also contributed to the lower operating income.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity

We have historically financed our operations, including requirements for our working capital, fixed capital and other cash requirements, through cash generated from operations and various financing arrangements, including capital and operating leases. We are dependent on remittances from our overseas locations to our U.S. subsidiary, as more fully explained below. The tax consequences resulting from the remittances of earnings from our various overseas operating subsidiaries to our U.S. subsidiary does not have a material effect on our financial position, results of operations or cash flows, owing to our status as a Luxembourg corporation and the fact that we accrue for estimated withholding taxes on undistributed earnings. We expect this to remain unchanged upon our reorganization to a Cayman Islands holding company.

The following table sets forth the cash and cash equivalents for each region as of periods presented:

	Fiscal year
	2012	2011	2010

	(dollars in thousands)
Asia	$40,708	$36,409	$25,724
Americas	8,410	2,616	5,674
Europe	5,275	8,228	4,974
Corporate	306	228	361

Total	$54,699	$47,481	$36,733

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following table sets forth our accounts receivable by region and on a consolidated basis and consolidated revenue and DSOs as of and for the periods presented:

	Fiscal Year
	2012	2011	2010

	(dollars in thousands, except for DSOs)
Asia	$82,616	$88,259	$78,953
Americas	11,191	13,129	14,602
Europe(1)	6,951	7,201	9,934

Accounts Receivable	$100,758	$108,589	$103,489
Revenue	$555,504	$596,989	$611,987
Days' Sales Outstanding (DSOs)	66	66	63

(1)
We maintain credit insurance for certain of our accounts receivable to mitigate collection risk. As of December 29, 2012, $4.4 million of our accounts receivables were covered by credit insurance. We did not have any major customer write-offs in the current year that were covered by credit insurance.

Our consolidated accounts receivable as of December 29, 2012 decreased by $7.8 million compared to December 31, 2011. Accounts receivable in Asia decreased by $5.6 million, and accounts receivable in the Americas decreased by $1.9 million. Our consolidated DSOs were 66 as of both December 29, 2012 and December 31, 2011. The decreases in our accounts receivable were primarily attributable to the lower sales revenue in fiscal 2012. Revenue decreased 6.9% in fiscal 2012 compared to fiscal 2011, and accounts receivable decreased 7.2% as of December 29, 2012 compared to December 31, 2011.

Consolidated DSOs as of December 31, 2011 (fiscal year-end 2011) were 66 compared to consolidated DSOs of 63 as of January 1, 2011 (fiscal year-end 2010). Accounts receivable increased by $5.1 million as of December 31, 2011 compared to the prior year. Asia increased by $9.3 million, which was partially offset by a decrease of $4.2 million in the combined Americas and Europe. The three-day increase in DSOs as of December 31, 2011, compared to January 1, 2011, reflected the timing of the receipt of payments in Asia. Our customers' payment terms in Asia typically specify that payment is due at the end of the calendar month. For example, payment from a customer with terms of "net-60 EOM" would be due on the last day of the calendar month ending 60 days after the invoice date. When our fiscal period-end, which always falls on a Saturday, coincides with or occurs before the closest calendar month-end, our DSOs and accounts receivable will increase, as some payments will not be received until the subsequent fiscal period. The fiscal 2010 period ended after the December calendar month-end, which resulted in lower DSOs and lower accounts receivable, as payments due at the end of the calendar month were received prior to the end of our fiscal period.

Our DSOs in Asia are generally between 85 to 95 days, while DSOs in the Americas are between 45 to 50 days and in Europe are between 35 to 45 days, except at the end of the fiscal year when DSOs range between 20 to 30 days due to the closure of our German manufacturing facility during the last two weeks of December. Just as we extend relatively long payment terms to our customers in Asia, our vendors in Asia extend relatively long payment terms to us. As our business in Asia expands or contracts, short-term vendor financing also expands or contracts. Accounts payable as of December 29, 2012 decreased by $11.8 million from the prior fiscal year, of which $5.0 million related to the Americas, $4.6 million related to our Asian region and $1.9 million related to our European region. The decreases in our accounts payable are due to the lower sales volume and inventory purchases, as well as the timing of invoices paid and received.

We assess the liquidity for each region in terms of its ability to provide adequate cash to fund operating, investing and financing activities. Two subsidiaries in Asia and one subsidiary in Italy have entered into lines of credit agreements totaling $6.2 million. The lines of credit include capacity for supporting letters of

Management's Discussion and Analysis of Financial Condition and Results of Operations

credit. There were no balances or letters of credit outstanding under these lines of credit as of December 29, 2012. As of December 29, 2012, the Company's subsidiaries had pledged $1.2 million as guarantees secured by the lines of credit, leaving $5.0 million remaining available under the lines of credit as of December 29, 2012.

The Asian region is the principal operational cash flow generator. Asia generates sufficient profits and cash flow to fund the incremental working and fixed capital requirements and other cash requirements in this region, as well as substantial remittances to the United States.

The Asian region has term loans outstanding in China, primarily denominated in U.S. dollars, which, as of December 29, 2012, had an outstanding balance of $15.1 million. These are short-term facilities, which are rolled over as they mature. We are dependent on cash remittances from Asia to the United States to service the debt under our current senior secured and mezzanine credit agreements and to meet other cash requirements. In fiscal 2012, we remitted approximately $56.7 million of cash from Asia to the U.S.

In accordance with the Company Law of the People's Republic of China, our Chinese subsidiaries are required to appropriate a portion of net income, as determined under accounting principles generally accepted in China ("PRC GAAP"), to non-distributable reserves. While the reserves restrict a portion of retained earnings from distribution to shareholders, the reserves are not withdrawn from the business and remain available for use in operations. The Chinese subsidiaries are required to appropriate not less than 10% of their net income determined under PRC GAAP to non-distributable reserves. Appropriations to the reserves are limited to 50% of each Chinese subsidiary's registered capital. The total appropriations of retained earnings to our Chinese subsidiaries' statutory reserves totaled $1.9 million as of December 29, 2012.

In addition, the Company Law of Taiwan requires our Taiwan subsidiary to reserve 10% of the current year's profit as a legal reserve that may not be distributed as a dividend. While the reserves restrict a portion of retained earnings from distribution to shareholders, the reserves are not withdrawn from the business and remain available for use in operations. The total appropriations of retained earnings to our Taiwanese subsidiary's legal reserves totaled $9.9 million as of December 29, 2012.

Europe also generates cash flow sufficient to finance its incremental working and fixed capital requirements and other cash obligations in this region. Europe also has three capital leases (totaling $14.5 million as of December 29, 2012), the largest of which ($12.2 million) financed the building and equipment of our subsidiary in Italy. In 2012, we remitted approximately $1.1 million of cash from Europe to the U.S.

The Americas and our Corporate headquarters are dependent on the cash flows remitted from Asia and Europe to meet the short- and long-term cash requirements of this region and our Corporate headquarters. The primary cash needs of the region and headquarters are to service the debt under our current senior secured and mezzanine credit agreements, expenses of our Corporate headquarters and expenses of our principal research and development facility, both of which are located in the U.S.

All of our reported cash and cash equivalents are available to meet ongoing cash needs. Restricted cash is reported separately on our balance sheet. Cash repatriation from our overseas subsidiaries to Luxembourg (since these overseas subsidiaries are organizationally located beneath our intermediary consolidated Luxembourg holding companies) may be subject to withholding taxes at the originating location at various rates ranging between 5% and 20%. Luxembourg does not impose a tax on dividends received from subsidiaries. Therefore, a reserve for the future anticipated withholding taxes on undistributed earnings is included in our income tax provision. Refer to Note 12 "Income Taxes" in our consolidated annual financial statements for further discussion.

As of December 29, 2012, we had working capital (current assets less current liabilities) of $84.5 million. Of this amount, unrestricted cash and cash equivalents were $54.7 million. Restricted cash as of December 29,

Management's Discussion and Analysis of Financial Condition and Results of Operations

2012 was $1.3 million, primarily related to worldwide letters of credit and retirement obligations in Germany.

Based on our current level of operations and anticipated growth, we believe that our cash flow from operations and other sources of liquidity, including cash and cash equivalents and current borrowings, will provide adequate funds for ongoing operations, planned capital expenditures, debt service and other requirements for at least the next 12 months. Our future capital requirements will depend on many factors, including our growth rate and related working capital requirements, the timing and extent of our R&D efforts, the level of our sales and marketing activities and capital expenditures.

We have planned approximately $21.2 million for capital expenditures in fiscal 2013, primarily for manufacturing cost reduction and productivity projects and for quality improvements. Our cash expenditures (including capitalized interest) related to capital expenditures totaled $20.0 million in fiscal 2012, $12.9 million in fiscal 2011 and $15.7 million in fiscal 2010.

Our Credit Agreements Prior to the Offering

Prior to the offering, our primary lending arrangements consist of a senior secured credit agreement and a mezzanine credit agreement entered into with a syndicate of lenders, including our Sponsors. We intend to fully repay all loans outstanding under both of these agreements with the proceeds of this offering and our new senior secured notes.

Senior secured credit agreement.    Our senior secured credit agreement provides for a senior secured term loan of $210.0 million, the full amount of which was drawn at closing on September 30, 2010. Loans under the senior secured credit agreement were issued at a discount of $28.5 million. The proceeds were used to refinance part of our then-existing first- and second-lien term loans, as well as to pay other fees and expenses related to our senior secured credit agreement. Loans under the senior secured credit agreement bear interest, at our option, at a rate per annum equal either to a base rate (that can be no less than 3%) plus 7%, or an adjusted Eurodollar rate (that can be no less than 2%) plus 8%. As of December 29, 2012, we had principal of $210.0 million outstanding under the senior secured credit agreement, bearing interest at 10% per annum and $18.0 million of unamortized OID resulting in a net balance of $192.0 million. Loans under this agreement mature on September 30, 2015. The borrower under this agreement is our wholly-owned subsidiary, Isola USA Corp. Loans under the agreement are guaranteed by various Isola Group S.à r.l. subsidiaries.

Mezzanine credit agreement.    On September 30, 2010, we issued an initial principal amount of $175.0 million in unsecured term loans pursuant to our mezzanine credit agreement. The unsecured term loans were issued at a discount of $70.4 million. The proceeds were used in part to refinance our then-existing first- and second-lien term debt, as well as to pay other fees and expenses related to the mezzanine credit agreement. The unsecured term loans issued pursuant to the mezzanine credit agreement bear interest at a rate of 16% per annum, with half (8% per annum) payable in cash and the other half (8% per annum) payable by accreting such amount to the outstanding principal amount of the unsecured term loans. The accretion of interest is referred to as payment-in-kind, or PIK, interest expense. As of December 29, 2012, we had principal of $205.0 million outstanding under the mezzanine credit agreement, which included $30.0 million of accreted PIK interest. We also had an additional $4.1 million of accrued PIK interest payable that had not been accreted to the principal balance as of December 29, 2012. The unamortized OID was $54.3 million, resulting in a net balance of $154.8 million.

In fiscal 2010, we incurred $19.2 million of loan origination costs pursuant to the senior secured credit agreement and the mezzanine credit agreement. Recognition of these costs has been deferred and is amortized to interest expense over the terms of the agreements. As of December 29, 2012, we had

Management's Discussion and Analysis of Financial Condition and Results of Operations

$12.8 million of unamortized deferred loan origination costs of which $3.5 million was included in current assets and $9.3 million was included in long-term assets on our consolidated balance sheet.

The senior secured credit agreement and mezzanine credit agreement require us to maintain certain covenants that restrict our ability to operate our business, including, but not limited to, restrictions on the ability of the borrower and certain Isola group subsidiaries to (i) dispose of assets or stock; (ii) incur additional indebtedness and guarantee obligations; (iii) pay certain dividends; (iv) create liens on assets; (v) make investments, loans or advances; (vi) restrict distributions to the borrowers or guarantors from their subsidiaries; (vii) engage in mergers or consolidations; (viii) engage in certain transactions with affiliates; (ix) incur additional negative pledges; (x) incur capital expenditures; (xi) change our fiscal year or accounting practices or the lines of business in which we and our subsidiaries are involved; (xii) enter into sale-leaseback transactions; (xiii) prepay principal of, premium, or interest on, or redeem, purchase, retire, defease, or create a sinking fund or make a similar payment with respect to, any subordinated indebtedness and certain other debt; (xiv) change the conduct of business; (xv) conduct activities of any parent holding company; (xvi) amend our organizational documents; (xvii) cease to keep in full force and effect our corporate existence and all rights, franchises, licenses and permits material to our business; (xviii) not pay our taxes or certain claims when they are due; or (xix) allow insurance to expire.

In addition, our senior secured credit agreement requires us to maintain certain financial and operating covenants, including compliance with an interest coverage ratio and a leverage ratio. The interest coverage ratio is the ratio of Consolidated Adjusted EBITDA to Consolidated Interest Expense (as those terms are defined in the Senior Secured Credit Agreement) for a rolling four-fiscal quarter period. As of December 29, 2012, the required minimum interest coverage ratio was 2.00:1.00, and our actual ratio was 2.68:1.00. The required minimum interest coverage ratio increases to 2.25:1.00 effective December 28, 2013.

The leverage ratio is the ratio of Consolidated Total Secured Debt to Consolidated Adjusted EBITDA (as those terms are defined in the Senior Secured Credit Agreement) for a rolling four-fiscal quarter period. As of December 29, 2012, the maximum allowed leverage ratio was 3.00:1.00, and our actual leverage ratio was 2.18:1.00. The required maximum leverage ratio decreases to 2.75:1.00 effective June 29, 2013 and decreases over time to 2.25:1.00 effective June 28, 2014.

The definition of Consolidated Adjusted EBITDA under the senior secured credit agreement differs from Adjusted EBITDA used elsewhere in this prospectus. Under our senior secured credit agreement, Consolidated Adjusted EBITDA includes additional add-backs to net income for certain pension costs, property and other taxes, and certain other expenses.

Our Indebtedness Following the Offering

Concurrently with this offering, we expect to enter into a new $        million senior secured revolving credit facility and issue $        million of senior secured notes due             . The proceeds from the issuance of the senior secured notes will be used to repay the remaining outstanding balances under the existing senior secured and mezzanine credit agreements that are not repaid from the proceeds of this offering. This offering, the senior secured notes offering and the closing of the senior secured revolving credit facility are each conditional upon the closing of the other transactions. We expect that our new revolving credit facility will remain undrawn at the closing of this offering. The consummation of our new revolving credit facility is not a condition to this offering. We anticipate that the new senior secured notes and new senior secured revolving credit facility will reduce our annual interest expense and subject us to less restrictive financial covenants. For additional information on the principal terms of this facility, see "Description of Indebtedness".

Management's Discussion and Analysis of Financial Condition and Results of Operations

 Cash Flows

The table below sets forth selected cash flow data for the periods presented:

	Fiscal year
	2012	2011	2010

Net cash provided by / (used in) operating activities	$26,953	$23,013	$(55,348)
Net cash provided by / (used in) investing activities	(16,762)	(7,012)	(9,278)
Net cash provided by / (used in) financing activities	(866)	(7,040)	60,642
Effect of exchange rates on cash and cash equivalents	(2,107)	1,787	1,785

Net increase / (decrease) in cash and cash equivalents	$7,218	$10,748	$(2,199)

Operating Activities.    Cash provided by or (used in) operating activities is the cash we generate through running the business and reflects change in the balances of operating assets and liabilities as well as adjustments to net income for non-cash income and expense items.

In fiscal 2012, net cash provided by operating activities was $27.0 million. The reported net loss of $52.9 million was adjusted by $75.4 million for non-cash transactions and $4.4 million in changes in working capital and other activities. Non-cash adjustments consisted primarily of $46.5 million of non-cash interest expense, $16.4 million of depreciation and amortization expense, $6.7 million of unrealized net foreign currency exchange losses and a $3.7 million change in the fair value of our derivatives.

The $4.4 million change in cash due to working capital was a result of the following factors:

–>
A decrease in accounts receivable reflecting the lower revenue in fiscal 2012 compared to fiscal 2011. The percentage of accounts receivable classified as "current" (based on payments within the terms of the invoice) was 88.4% as of December 29, 2012, a slight improvement from 88.0% as of December 31, 2011. DSOs, a key metric used by the Company's management to monitor accounts receivable, was 66 as of both December 29, 2012 and December 31, 2011.

–>
A lower investment in inventories reflecting our lower sales volume.

–>
A decrease in accounts payable due to the reduced purchases of production materials due to the lower sales volumes and reduced inventories, as well as the timing of invoices paid and received.

In fiscal 2011, net cash provided by operating activities was $23.0 million. The reported net income of $10.0 million was adjusted by $13.4 million for non-cash transactions and $0.4 million in changes in working capital and other activities. Non-cash adjustments consisted primarily of $43.6 million of non-cash interest expense and $17.3 million of depreciation and amortization expense, partially offset by a change in the fair value of our derivatives of $42.4 million.

The $0.4 million change in cash due to working capital was a result of the following factors:

  •
  A decrease in accounts receivable reflecting the lower revenue in fiscal 2011 compared to fiscal 2010. The percentage of accounts receivable classified as "current" (based on payments within the terms of the invoice) improved to 88.0% as of December 31, 2011 from 78.6% as of January 1, 2011. DSOs, a key metric used by the Company's management to monitor accounts receivable, increased slightly to 66 as of December 31, 2011 from 63 as of January 1, 2011.

–>
A lower investment in inventories.

–>
A decrease in accounts payable due to the timing of invoices paid and received

Management's Discussion and Analysis of Financial Condition and Results of Operations

In fiscal 2010, net cash used in operating activities was $55.3 million. The reported net income of $1.2 million was adjusted by $11.5 million for non-cash transactions and $68.0 million in changes in working capital and other activities. Non-cash transactions consisted primarily of non-cash interest expense of $21.2 million and depreciation and amortization expense of $16.9 million, offset by a gain of $21.2 million relating to the change in the fair value of our derivatives, and unrealized net foreign currency translation gains of $12.1 million.

The $68.0 million change working capital was a result of the following factors:

–>
The payment on September 30, 2010 of $76.4 million of interest expense that had been accrued since we defaulted on our then-existing first- and second-lien credit facilities at the start of fiscal 2009.

–>
Higher receivables reflecting the higher revenue in fiscal 2010 compared to fiscal 2009. The percentage of accounts receivable classified as "current" (based on payments within the terms of the invoice) decreased to 78.6% as of January 1, 2011 from 84.1% as of December 26, 2009. However, annual DSOs improved to 63 as of January 1, 2011 from 82 as of December 26, 2009. DSOs in fiscal 2009 were impacted by the timing of cash receipts at our Asian subsidiaries. In Asia, invoices are typically due at the end of the calendar month, which in fiscal 2009 fell after our fiscal month-end.

–>
Higher inventories to support increased revenue in fiscal 2010 compared to fiscal 2009.

Investing Activities.    Cash used in investing activities relates primarily to payments to, or proceeds from, restricted cash accounts, and payments for capital expenditures. Most of our capital expenditures are to improve manufacturing productivity, to improve the quality of our products, to address environmental health and safety considerations or to replace aging equipment.

In fiscal 2012, cash used in investing activities was $16.8 million and was related to the purchase of property, plant and equipment ($20.0 million) partially offset by proceeds from dispositions ($3.0 million). In fiscal 2012, we sold our previously closed Fremont, California facility and received proceeds of $2.0 million. In addition, we received proceeds of $0.8 million from the Singapore government for taking a portion of our leased land, which required us to move our loading docks and purchase select new equipment.

In fiscal 2011, cash used in investing activities was $7.0 million. Purchases of property, plant and equipment were $12.9 million, which were offset by the release of restricted cash of $5.8 million ($5.5 million of restricted cash was released and used to pay-off the entrustment loan by our liquidating joint venture in Dalian, China) and $0.1 million of proceeds from the disposition of other property, plant and equipment.

In fiscal 2010, net cash used in investing activities was $9.3 million. Purchases of property, plant and equipment were $15.7 million, which were partially offset by proceeds from the sale of property, plant and equipment of $4.4 million and the release of restricted cash of $2.0 million following the partial repayment of an entrustment loan by our liquidating joint venture in Dalian, China.

Financing Activities.    Cash provided by (used in) financing activities relates primarily to proceeds and payments from capital and debt raising transactions and payments under credit agreements and facilities, including capital lease obligations.

In fiscal 2012, net cash used in financing activities was $0.9 million. Financing activities occurred primarily at our overseas subsidiaries and reflected the roll-over of various term loans and payments made under capital lease obligations.

In fiscal 2011, net cash used in financing activities was $7.0 million. Financing activities occurred primarily at our overseas subsidiaries and reflect the roll-over of various term loans and payments on capital lease

Management's Discussion and Analysis of Financial Condition and Results of Operations

obligations as well as the settlement of the entrustment loan by our liquidating joint venture in Dalian, China.

In fiscal 2010, net cash provided by financing activities was $60.6 million. We completed a major refinancing in fiscal 2010, entering into new senior secured and mezzanine credit agreements as well as issuing CPCs. We received gross proceeds from these transactions of $376.4 million, which was allocated among the three forms of financing based on their relative fair values. The funds received from these transactions along with $32.7 million of cash were used to repay the principal and accrued interest of the then-outstanding first- and second-lien credit facilities. We incurred $19.2 million of debt issuance costs related to the current senior secured and mezzanine credit agreements, which costs have been deferred and are being amortized over the term of the agreements.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

The following table sets forth, as of December 29, 2012, the aggregate amounts of our significant contractual obligations and commitments with definitive payment terms due in each of the periods presented:

	Payments due by period
	Total	Year 1	Years 2-3	Years 4-5	More than 5 years

	(dollars in thousands)
Secured term loans under senior secured credit agreement(1)	$273,993	$21,408	$252,585	$—	$—
Unsecured term loans under mezzanine credit agreement(2)	335,285	16,891	38,098	280,296	—
Short-term debt(3)	15,536	15,536	—	—	—
Interest rate swaps(4)	255	204	51	—	—
Capital leases(5)	18,274	1,390	2,780	2,777	11,327
Operating leases(5)	5,377	1,308	1,787	1,088	1,194
Purchase obligations(6)	18,493	4,798	7,577	2,452	3,666
Convertible preferred certificates(7)	1,447,353	—	—	—	1,447,353

Total	$2,114,566	$61,535	$302,878	$286,613	$1,463,540

(1)
Represents future principal and interest payments on the senior secured credit agreement entered into on September 30, 2010. Includes projected interest of $64.0 million based on the interest rate as of December 29, 2012. Refer to Note 4 "Debt" in the consolidated annual financial statements.

(2)
Represents future principal and interest payments on the mezzanine credit agreement entered into on September 30, 2010. Includes projected interest of $160.3 million based on the interest rate as of December 29, 2012. Of this amount, $90.3 million represents PIK interest and $70.0 million represents interest payable in cash if held to maturity. Refer to Note 4 "Debt" in the consolidated annual financial statements.

(3)
Represents future principal and interest payments on short-term debt. Includes projected interest of $0.4 million based on interest rates as of December 29, 2012. Refer to Note 4 "Debt" in the consolidated annual financial statements.

(4)
Represents obligations related to an interest rate swap entered into in December 2010. The interest rate swap is based on variable rates. The projected obligation is based on the interest rate as of December 29, 2012. Refer to Note 6 "Interest Rate Swaps" in the consolidated annual financial statements.

(5)
Represents obligations under capital and operating leases. Includes imputed interest of $3.9 million. Refer to Note 8 "Commitments and Contingencies" in the consolidated annual financial statements.

Management's Discussion and Analysis of Financial Condition and Results of Operations

(6)
Includes amounts associated with agreements to purchase goods or services that are enforceable and legally binding on us and specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. These amounts are comprised primarily of contracts for electricity, gas and other utilities.

(7)
Represents future principal and interest payments associated with our CPCs, which constitute legal debt instruments in Luxembourg, the jurisdiction of issuance. The CPCs are denominated in euros and earn interest based on variable rates. The obligation includes projected interest of $1,262.3 million, if held to maturity, and is based on interest rates as of December 29, 2012. Refer to Note 5 "Convertible Preferred Certificates" in the consolidated annual financial statements. Immediately prior to this offering, all of the CPCs will be effectively converted into ordinary shares of Isola Group Ltd., and the principal and interest on the CPCs will no longer be payable in cash. See the "Pro forma payments due by period" table below, which illustrates the pro forma effect of this conversion.

  The above table excludes the following items:

(a)
Amounts potentially payable to taxing authorities for uncertain tax positions taken on returns. The amount and timing of payments with respect to these items are subject to a number of uncertainties such that we are unable to make sufficiently reliable estimates of the timing and amount of future payments. As of December 29, 2012, we had accrued $88.1 million related to uncertain tax positions. While each of our uncertain tax positions could be settled in cash at a future date, a significant portion of the uncertain tax positions relates to jurisdictions in which we have incurred net operating losses. Refer to Note 12 "Income Taxes" in the consolidated annual financial statements.

(b)
Amounts payable to TPG pursuant to an agreement whereby TPG provides financial, advisory and consulting services to us. There are no minimum levels of service required to be provided pursuant to the agreement and the agreement is in effect until cancelled by either party or the consummation of this offering. The annual amount due under the agreement is $2.0 million plus reimbursement for reasonable out-of-pocket expenses incurred by TPG. Refer to Note 13 "Related Party Transactions" in the consolidated annual financial statements.

(c)
Estimated minimum funding requirements and expected voluntary contributions for retiree benefit plans as set forth by ERISA in relation to our pension and post-retirement benefit obligations. Refer to Note 7 "Pension and Other Retirement Benefits" in the consolidated annual financial statements.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following table sets forth, as of December 29, 2012, the aggregate amounts of our significant contractual obligations and commitments with definitive payment terms due in each of the periods presented on a pro forma basis to give effect to (i) the reorganization and effective conversion of the CPCs to ordinary shares and (ii) the application of $              million of the net proceeds from this offering and the issuance of $        million of senior secured notes to prepay the secured term loans made under our senior secured credit agreement and the unsecured term loans made under our mezzanine credit agreement as described in "Use of Proceeds":

Pro forma payments due by period
	Total	Year 1	Years 2-3	Years 4-5	More than 5 years

(dollars in thousands)
New senior secured notes(1)	$	$	$	$	$
Short-term debt(2)
Interest rate swaps(3)
Capital leases(4)
Operating leases(4)
Purchase obligations(5)

Total	$	$	$	$	$

(1)
Represents future principal and interest payments on our new senior secured notes. Includes projected interest of $              million.

(2)
Represents future principal and interest payments on short-term debt. Includes projected interest of $              million, if held to maturity, based on interest rates as of December 29, 2012. Refer to Note 4 "Debt" in the consolidated annual financial statements.

(3)
Represents obligations related to an interest rate swap entered into         . The interest rate swap is based on variable rates. The projected obligation is based on the interest rate as of December 29, 2012. Refer to Note 6 "Interest Rate Swaps" in the consolidated annual financial statements.

(4)
Represents obligations under capital and operating leases. Includes imputed interest of $              million. Refer to Note 8 "Commitments and Contingencies" in the consolidated annual financial statements.

(5)
Purchase obligations include amounts associated with agreements to purchase goods or services that are enforceable and legally binding on us and specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. These amounts are comprised primarily of contracts for electricity, gas and other utilities.

The above table excludes the following items:

(a)
Amounts potentially payable to taxing authorities for uncertain tax positions taken on returns. The amount and timing of payments with respect to these items are subject to a number of uncertainties such that we are unable to make sufficiently reliable estimates of the timing and amount of future payments. As of December 29, 2012, we had accrued $88.1 million related to uncertain tax positions. While each of our uncertain tax positions could be settled in cash at a future date, a significant portion of the uncertain tax positions relates to jurisdictions in which we have incurred net operating losses. Refer to Note 12 "Income Taxes" in the consolidated annual financial statements.

(b)
Amounts payable to TPG including a transaction fee of $8.0 million and accrued management fees of $0.6 million as of December 29, 2012 associated with financial, advisory and consulting services provided to the Company. The amounts payable do not have scheduled repayment terms.

(c)
Estimated minimum funding requirements and expected voluntary contributions for retiree benefit plans as set forth by ERISA in relation to the our pension and post-retirement benefit obligations. Refer to Note 7 "Pension and Other Retirement Benefits" in the consolidated annual financial statements.

Management's Discussion and Analysis of Financial Condition and Results of Operations

 PENSION PLANS

Pension Plans.    We sponsor several pension plans. We also provide various medical and life insurance benefits to certain retirees at an immaterial cost to Isola. Although we have terminated or curtailed select benefits or plans, including our U.S. pension plans, several other plans are expected to continue, including pension plans required by collective bargaining agreements outside of the United States. Some of these plans are underfunded. Based on various assumptions, our aggregated pension plans were underfunded by $61.0 million as of December 29, 2012. We expect to make annual pension contributions of approximately $3.3 million in fiscal 2012 and $5.6 million annually thereafter for the foreseeable future. For additional information on our pension plans and postretirement benefits, see Note 7 to the consolidated annual financial statements.

QUANTITATIVE AND QUALITATIVE INFORMATION ABOUT MARKET RISK

Interest Rate Risk, Derivative Instruments

We are exposed to certain risks relating to our ongoing business operations. The only risk managed by using derivative instruments is interest rate risk. We do not use derivative financial instruments for trading or speculation purposes.

We are subject to interest rate risk in connection with borrowings under our existing senior secured credit agreement. As of December 29, 2012, we had $210.0 million in senior secured term loans outstanding under our existing senior secured credit agreement, the un-hedged portion of which is subject to variable interest rates. We can elect to lock in interest rates on the existing senior secured credit agreement for one, two, three or six months. The interest rates vary based upon the loan type, which is either a base rate loan or an adjusted Eurodollar rate. As of December 29, 2012, we had elected to accrue interest for three months using the adjusted Eurodollar rate, which resulted in an interest rate of 10%. Under the existing senior secured credit agreement, the adjusted Eurodollar rate would need to increase above 2%, which would be an increase of 169 basis points in the Eurodollar rate, to have an impact on future interest expense.

On December 30, 2010, we entered into an interest rate swap agreement with a notional amount of $25.0 million under which we pay a fixed rate of 2.8% and receive the greater of three-month LIBOR or 2.0%. The swap is set to expire December 31, 2013. Settlement dates occur quarterly. We did not designate this swap agreement as a hedge and, therefore, the change in its fair value is recorded in our consolidated statement of operations as interest expense, along with the quarterly settlement amounts. This derivative instrument addresses a requirement of our senior secured credit agreement to have at least 50% of all indebtedness for borrowed money subject to interest rate agreements and/or fixed rates. The fair value of this interest rate swap was immaterial as of December 29, 2012.

Foreign Currency Risk

While the Company generates revenues in several currencies, a majority of its operating expenses are in U.S. dollars. Therefore, the depreciation of these other currencies against the U.S. dollar would negatively affect revenue upon translation to the U.S. dollars. However, the impact on operating expenses would be less. For example, in fiscal 2012, a 10% decrease in the value of the euro, against the U.S. dollar would have resulted in an $8.3 million decrease in revenue and a $0.6 million decrease in our net loss. In fiscal 2011, a 10% decrease in the value of the euro against the U.S. dollar would have resulted in an $11.5 million decrease in revenue and a $0.9 million decrease in the net income.

Management's Discussion and Analysis of Financial Condition and Results of Operations

 Inflation Risk

Inflationary factors, such as increases in our cost of goods sold and operating expenses, may adversely affect our results of operations. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, an increase in the rate of inflation in the future, particularly in Europe and China, may have an adverse affect on our levels of gross profit and operating expenses as a percentage of revenue if the sales prices for our products do not proportionately increase with these increased expenses.

Commodity Risk

We are subject to commodity risks related to the prices of the raw materials used in the manufacture of our advanced PCB laminate materials, including copper foil, glass and resin. These raw materials, especially copper, are subject to price fluctuations. In the past we have been able to pass through to our customers a substantial portion of the raw material cost increases, although our ability to do so to the same degree in the future is not guaranteed. We generally experience a delay of approximately one to two months between raw materials cost increases and corresponding adjustments to our product pricing. This delay could affect our short-term profitability. Historically, we have been able to pass through raw material price increases more readily in connection with our high-performance products.

OFF-BALANCE SHEET ARRANGEMENTS

We do not maintain any off-balance sheet arrangements, transactions, obligations or other relationships with unconsolidated entities that would be expected to have a material current or future effect upon our results of operations and financial condition.

SEASONALITY

Historically, our business has not been subject to recurring seasonal patterns. Revenue and earnings from quarter-to-quarter within a fiscal year are driven primarily by general economic factors and the demand for electronic products.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The discussion of our financial condition and results of operations is based upon our financial statements, which have been prepared in accordance with U.S. GAAP. During the preparation of these financial statements, we are required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs and expenses, and related disclosures. On an ongoing basis, we evaluate our estimates and assumptions, including those discussed below, that are used to prepare our financial statements. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. The results of our analysis form the basis for making assumptions about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions, and the impact of such differences may be material to our financial statements.

While our significant accounting policies are described in more detail in the notes to our audited consolidated financial statements included later in this prospectus, we believe that the following critical

Management's Discussion and Analysis of Financial Condition and Results of Operations

accounting policies involve our more significant judgments and estimates used in the preparation of our financial statements:

Foreign Currency Transactions and Translation

Our functional currency and reporting currency is the U.S. dollar. All of the subsidiaries of the Company, with the exception of the subsidiaries in Germany, Italy and Malaysia, have the U.S. dollar as their functional currency. Management determines the functional currency of Isola Group S.à r.l., the Luxembourg Holding Company, and each of its operating subsidiaries in accordance with ASC 830 Foreign Currency Matters. The functional currency determination for operating subsidiaries outside of the U.S. was based upon a number of economic factors, including, but not limited, to cash flows and financing transactions. The functional currency of each of our operating subsidiaries is based on the primary economic environment in which each subsidiary operates. We determined that our corporate functional currency is the U.S. dollar because the net cash flows of our Luxembourg Holding Company and our primary financing are primarily denominated in the U.S. dollar.

In the third quarter of fiscal 2012, we changed our international organization to affect a more tax efficient structure. As a result of this reorganization of legal entities, we reassessed the primary economic environment of the affected legal entity, our U.K. subsidiary, and determined that its functional currency changed from the British pound to the U.S. dollar.

Gains and losses arising from transactions denominated in a currency other than the functional currency of the entity involved in the transaction, including unrealized translation gains and losses on short-term receivables and payables, are included in foreign exchange gains and losses in the consolidated statement of operations in the period in which they occur.

Certain of our foreign subsidiaries maintain their books of record in a currency other than their functional currency, the U.S. dollar. Assets and liabilities for these subsidiaries are remeasured to U.S. dollars at current exchange rates except for nonmonetary items such as inventory and property, plant and equipment which are remeasured to U.S. dollars at historical exchange rates. Foreign currency remeasurement gains and losses are included in foreign exchange gains and losses in the consolidated statement of operations in the period in which they occur.

For our foreign subsidiaries that use a currency other than the U.S. dollar as their functional currency, assets and liabilities are translated at exchange rates in effect at the balance sheet date, and revenues and expenses are translated at the average exchange rate for the period. The effects of these translation adjustments are reported as foreign currency translation gains and losses in other comprehensive loss on the consolidated balance sheet.

Revenue Recognition

We recognize revenue from sales of our products net of estimated returns and allowances, when persuasive evidence of an arrangement exists, including where the agreement of a fixed price to our customers has been reached and collectability is reasonably assured. For fiscal 2012, 2011, and 2010 returns, rebates and other deductions represented approximately 2% of gross sales and cash discounts represented approximately 1% of gross sales (cash discounts are primarily offered in Europe). Returns are primarily for defective product. Rebates and other deductions are for rebates and sales allowances that are negotiated with specific customers. Our estimated returns and allowances have not been materially different than the actual results in our historical financial statements.

Customer purchase orders are used to determine the existence of an arrangement. Our sales terms do not include rights of return (with the exception of returns for defective product) or subsequent price discounts.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Therefore, we recognize revenue on products sold at the time of shipment or delivery, based on the terms of the agreement. Shipping and handling costs charged to customers are included in revenue, and the associated shipping and handling costs incurred by us are recorded as cost of goods sold.

Allowance for Doubtful Accounts

We perform ongoing customer credit evaluations and adjust credit limits based on each customer's creditworthiness, as determined by our review of current credit information. We continually monitor collections and payments from our customers and maintain an allowance for doubtful accounts based upon our historical experience, our anticipation of uncollectible accounts receivable and any specific customer collection issues that we have identified. While our credit losses have historically been insignificant (other than a $6.7 million loss in fiscal 2008, which was a result of the softening of the economic environment), we may experience higher credit loss rates in the future than we have in the past. Our receivables are concentrated in relatively few customers. Therefore, a significant change in the liquidity or financial position of any one significant customer could make collection of our accounts receivable more difficult, require us to increase our allowance for doubtful accounts and negatively affect our working capital.

Inventories

Inventories include the cost of materials, direct labor, and related manufacturing overhead and are stated at the lower of cost (computed using the first-in, first-out method) or market. We continually assess the recoverability of inventory based on assumptions about demand and market conditions. Inventory carrying value is reduced for estimated excess inventory and obsolescence. The estimated excess and obsolete inventory reserve is based on the difference between cost and estimated market value, as well as assumptions regarding future forecasted demand and market conditions. Forecasted demand is determined based on historical sales and expected future sales relative to our inventory levels. Historically, our reserves have been adequate with respect to write downs for excess or obsolete inventory. The reserve for excess and obsolete inventory was $2.6 million and $2.9 million as of December 29, 2012 and December 31, 2011, respectively.

Long-lived Assets, Goodwill and Intangibles

Long-lived assets including property, plant and equipment, and intangible assets subject to amortization, are assessed for impairment whenever events and circumstances have occurred indicating that the remaining estimated useful lives may warrant revision or the remaining balance of these assets may not be recoverable. For purposes of evaluating and measuring impairment, we group long-lived assets with other assets and liabilities at the lowest level for which identifiable cash flows are available, which is generally at the site or factory level. In performing the review for recoverability, we estimate the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If an asset is impaired, the amount of the impairment loss would be calculated based on the excess of the carrying amount of the asset over its estimated fair value. Factors we consider important that could trigger an impairment review include continued operating losses, significant negative industry trends, significant underutilization of the assets and significant changes in the way we plan to use the assets. The estimation of future cash flows involves numerous assumptions, which require our judgment, including, but not limited to, future use of the assets for our operations versus sale or disposal of the assets, future selling prices for our products and future production and sales volumes. We must use our judgment in determining the groups of assets for which impairment tests are separately performed.

Depreciation and amortization of intangible assets and other long-lived assets is provided using the straight-line method over the assets' respective estimated useful lives, reflecting the pattern of economic benefits associated with these assets. Changes in circumstances such as technological advances, or changes to our business model could cause the actual useful lives of intangibles and other long-lived assets to differ

Management's Discussion and Analysis of Financial Condition and Results of Operations

from our initial estimates. If we determine that the useful life of an asset should be revised, we depreciate the remaining net book value over the new estimated useful life.

We did not record any asset impairments in fiscal 2012 and fiscal 2010, and there were no indications of impairment suggesting a requirement to test the long-lived assets for impairment. In fiscal 2011, we recorded $1.0 million in asset impairments related to the land and buildings located in Fremont, California and Franklin, New Hampshire. In fiscal 2009, we recorded $4.1 million in asset impairments associated with the closure of our manufacturing facilities located in Fremont, California and Dalian, China. In fiscal 2008, we recorded $3.3 million in asset impairments in connection with our Fremont facility.

Goodwill, which represents the excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired in a business combination, not subject to amortization, is evaluated, at a minimum, on an annual basis and whenever events or circumstances have occurred that indicate that the carrying value may not be recoverable. Our testing approach utilizes a discounted cash flow analysis and comparative market multiples to determine each reporting unit's fair value for comparison to its carrying value. In fiscal 2008, we recorded $8.5 million in goodwill impairments, which reduced our goodwill balance to zero. This impairment was attributable primarily to the reduction in our revenues and profits due to the general decline of the economy.

Litigation and Loss Contingencies

From time to time, we may be involved in claims, lawsuits and other proceedings. Such matters involve uncertainty as to the eventual outcomes and any gains or losses we may ultimately realize when one or more future events occur or fail to occur. We assess the materiality of potential claims at an individual level and in the aggregate. We record expenses for litigation and loss contingencies when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. We estimate the probability of such losses based on the advice of internal and external counsel, outcomes from similar litigation, status of the lawsuits (including settlement initiatives), legislative developments and other factors.

Due to the numerous variables associated with these judgments and assumptions, both the precision and reliability of the resulting estimates of the related loss contingencies are subject to substantial uncertainties. We regularly monitor our estimated exposure to these contingencies and, as additional information becomes known, may change our estimates accordingly.

Fair Value Measurement

We apply fair value accounting for all financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring or nonrecurring basis. Fair value is defined as the amount that would be received from selling an asset, or the amount that would be paid to settle a liability, in an orderly transaction between willing market participants in the primary, or most advantageous market, for that asset or liability.

We measure the fair value of certain assets and liabilities based upon the fair value hierarchy established in accordance with ASC 820, Fair Value Measurements and Disclosures. The fair value hierarchy minimizes the use of unobservable inputs by requiring the use of the most observable inputs available. The established hierarchy is as follows:

–>
Level 1—Valuation is based upon observable inputs such as unadjusted quoted market prices for identical assets or liabilities in active markets that we have the ability to assess.

–>
Level 2—Valuation is based upon quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; or valuations based on models where the significant inputs are observable in the market.

Management's Discussion and Analysis of Financial Condition and Results of Operations

–>
Level 3—Valuation is based on models where significant inputs are not observable. The unobservable inputs reflect our own assumptions about the inputs that market participants would use.

Financial instruments include cash, trade receivables, bank lines of credit, short-term bank debt and trade payables. The carrying values of these financial instruments approximate their fair values either because of the short maturities of these instruments or because the interest rates are based on variable contractual rates. Financial instruments also include long-term debt, including CPCs, and derivative instruments. Our long-term debt and our CPCs are recorded at their carrying values. Our most significant derivative instruments are the embedded derivative liabilities associated with our CPCs and current credit agreements. The embedded derivative liabilities are recorded at fair value.

Historically, the financial effects of the embedded derivatives associated with our CPCs (and, to a lesser extent, in our credit agreements) have been significant. As a result of our corporate reorganization and the effective conversion of our Sponsors' investment in Isola from CPCs to ordinary shares, as well as the refinancing of our current credit agreements, we will no longer incur financial effects from the change in the fair value of these embedded derivative liabilities upon the completion of this offering.

Convertible preferred certificates and fair value derivative adjustments

The fair value of the embedded derivative liabilities associated with our CPCs depends on our total equity value, which is derived from our TEV. The TEV less the fair value of our debt equals our total equity value, which is then allocated among our Luxembourg Holding Company's common shares, CPCs and embedded derivative liabilities. In the absence of a public trading market, our management exercises significant judgment and considers numerous objective and subjective factors to determine the estimated TEV of our company at each valuation date. Such factors include but are not limited to:

–>
our operating and financial performance;

–>
current business conditions and projections/forecasts;

–>
the market performance of comparable publicly traded companies;

–>
the U.S. and global capital market conditions;

–>
our stage of development and related discount rate; and

–>
any adjustment necessary to recognize a lack of marketability of our common shares.

The TEV of the Company from which our total equity value was derived was estimated using both income and market approaches.

Income approach

The income approach estimates our TEV by discounting projected future cash flows to a net present value using a risk-adjusted discount rate. That risk-adjusted discount rate is our estimated after-tax weighted average cost of capital ("WACC"), which is discussed more fully below.

We prepared long-term financial forecasts needed for the computation of the TEV under the income approach. These financial forecasts take into account our recent experience, and are based on future expectations for the industry and, more specifically, management's expectations for the company's revenue, operating income and cash flows. There are inherent uncertainties in these financial forecasts.

In estimating our TEV under the income approach, we utilize the long-term expected annual revenue growth rates by operating segment, and from these revenue projections we develop projections for our earnings and cash flows based on historical relationships between fixed and variable expenses and

Management's Discussion and Analysis of Financial Condition and Results of Operations

anticipated working capital and fixed capital requirements. The assumed long-term expected annual revenue growth rates are based on long-term projections provided by such industry consultants as Prismark and BPA, as well as our management's assessment of, among other things, our marketing strategies and the anticipated success of new product introductions in expanding market share in certain key product lines and anticipated declines of certain maturing or declining product lines. These assumed revenue growth rates are inherently subject to uncertainties and cannot be relied upon as a prediction of future results.

The rate used to discount projected cash flows is our WACC, which is the estimated after-tax weighted average cost of the debt and equity that finances our assets. We calculate our WACC by taking into account the relative weights of each component of our capital structure (debt and equity) using market inputs. For fiscal 2012, 2011 and 2010, we used an estimated WACC of 16.6%, 17.4%, and 19.0%, respectively. The sequential reduction in the WACC from 19.0% to 16.6%, was due to a decrease in the risk-free interest rate and a decrease in the Company's specific risk premium. In addition, there was a decrease in the market cost of debt during fiscal 2012, which also contributed to a decrease in the WACC.

A decrease in the WACC used in the net present value calculation would increase the TEV and total equity value (holding the fair value of the debt constant), resulting in an increase in the embedded derivative liabilities and an embedded derivative loss related to our CPCs. Conversely, an increase in the WACC used in the net present value calculation would decrease the TEV and total equity value (holding the fair value of the debt constant), resulting in a decrease in the embedded derivative liabilities and an embedded derivative gain related to our CPCs.

Market approaches

Under the market approaches, including the market guideline public company approach and the market guideline transaction approach, our TEV is estimated by comparing our business to similar publicly traded companies or to transactions involving public companies, such as acquisitions or divestitures, for which we have data. We selected valuation multiples from publicly traded companies in our industry. We used Rogers Corporation and Park Electrochemical Corp. as the public companies most comparable to us.

In estimating our TEV using the market guideline public company approach, we use a combination of comparable company metrics, including the last twelve months EBITDA, the last twelve months revenue and the next twelve months consensus forecasts of revenue provided by Capital IQ, an independent market research company. Valuation multiples derived from the market approaches are then applied to the equivalent financial metrics of our business, giving consideration to differences between our Company and the comparable public companies for factors such as company size, liquidity, financial leverage, profitability and growth prospects.

In estimating our TEV using the market guideline transaction approach, we used multiples for the last twelve months EBITDA and the last twelve months revenue of selected companies that were involved in market transactions over the three years preceding the valuation date. We focused on transaction multiples that were relevant given changing market dynamics. Adjustments were made to the calculated metrics of the subject transactions due to a number of factors which include, but are not limited to, business models, margins, financial structure and liquidity. For each fiscal period, we placed no more than 10% weight on the results of the market guideline transaction approach due to the inherent risks in making the adjustments to the subject transaction metrics.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following table summarizes the key factors used in calculating the enterprise values under the income approach and market approaches:

	Fiscal year
	2012	2011	2010

Income Approach
Long-term Expected Annual Growth Rate	4.0%	4.0%	4.0%
Discount Rate/Weighted Average Cost of Capital	16.6%	17.4%	19.0%
Average Projected EBITDA Margin	17.6%	16.9%	16.6%
Market Guideline Public Company Multiples
Last Twelve Months EBITDA
Last Twelve Months Revenue
Next Twelve Months Revenue
Market Guideline Transaction Multiples
Last Twelve Months EBITDA
Last Twelve Months Revenue

The value of the embedded derivative liabilities associated with the CPCs is primarily impacted by changes in the total equity value of the Company, which is derived from the TEV (calculated as TEV less fair value of our debt). See below for a reconciliation of TEV. Changes in the assumptions underlying the determination of the total equity value have a disproportional impact on the value of the embedded derivative liabilities associated with the CPCs. This disproportional impact is caused by the non-linear relationship between our total equity value and the value of the embedded derivative liabilities, which arises because of the use of option pricing models to value the embedded derivatives. For example, in fiscal 2012, the TEV was $          million. A one-percent change in the total equity value component of the TEV would have resulted in a three-percent change in the value of the embedded derivative liabilities associated with the CPCs. In fiscal 2011, the TEV was $          million. A one-percent change in the total equity value component would have resulted in a three-percent change in the value of the embedded derivative liabilities associated with the CPCs. And, in fiscal 2010, the TEV was $          million. A one-percent change in the total equity value component of the TEV would have resulted in a two-percent change in the value of the embedded derivative liabilities associated with the CPCs.

Details of the assumptions and judgments used in the enterprise valuations and the additional factors considered in determining changes in fair values between periods are presented below.

Enterprise valuation assumptions for fiscal 2010

We used both the income approach and market approaches for the fiscal 2010 determination of TEV. We weighted the income approach at 50%, the market guideline public company approach at 40% and the market guideline transaction approach at 10% in arriving at a weighted average TEV for fiscal 2010. The market guideline transaction approach received only a 10% weighting in fiscal 2010 due to the limited number of transactions in that year. The resulting TEV was $          million, an increase of $          million over the prior year's TEV as a result of an improved outlook in fiscal 2010. Our fiscal 2010 financial performance reflected a dramatic turnaround from the still-recessionary conditions that prevailed during most of fiscal 2009. Unit volumes in fiscal 2010 increased 34.0% over the prior year, while revenues in fiscal 2010 increased 44.3% over the prior year. The improvements in volume and revenue were due to improvements in the fundamental demand for electronic products as well as the increased demand for inventory restocking throughout the electronic supply chain. We also completed our debt refinancing in fiscal 2010 and were no longer operating in default under our prior first- and second-lien credit facilities. In

Management's Discussion and Analysis of Financial Condition and Results of Operations

addition, fiscal 2010 had an added 53rd week in order to bring the comparable fiscal and calendar periods into closer alignment.

The above-calculated TEV of $          million was reduced by the fair value of our outstanding debt and the resulting total equity value was allocated among the common shares, CPCs and embedded derivative liabilities using an option pricing method with the following assumptions: a time to liquidity event of one year, a risk-free rate of 0.29% and expected volatility of 80.0% over the expected time to a liquidity event. The determined fair value of the embedded derivative liabilities related to the CPCs was $60.5 million as of January 1, 2011 compared to the $27.5 million fair value at the end of the prior year. The higher TEV resulted in a higher embedded derivative value. The increase in the embedded derivative value was mitigated by lower volatility in fiscal 2010 compared to fiscal 2009 (80% compared to 105%).

Enterprise valuation assumptions fiscal 2011

We used both the income approach and market approaches to determine TEV for fiscal 2011. We weighted the income approach 50%, the market guideline public company approach 40% and the market guideline transaction approach 10%. As in the prior year, the market transaction approach only received a 10% weighting in fiscal 2011 due to the limited number of transactions in that year. The resulting TEV was $          million. Sales momentum, which appeared to be fading late in fiscal 2010, resumed briskly in the first quarter of fiscal 2011, but the improvement was short-lived, and sales declined sequentially for the following three quarters of fiscal 2011. Contributing to the slackening of demand were the tsunami in Japan and its aftermath that disrupted worldwide supply chains, turmoil in the Middle East that contributed to significant increases in oil prices, the European debt crisis that disrupted the euro-zone, the unprecedented flooding in Thailand that led to shortages of certain electronic components, and the uncertainties in the U.S. government's fiscal and monetary policies. All of the above factors contributed to a TEV that was $          million lower as of December 31, 2011.

The above-calculated TEV was reduced by the fair value of our outstanding debt and the resultant total equity value was allocated among our Luxembourg Holding Company's common shares, CPCs and embedded derivative liabilities using an option pricing method with the following assumptions: a time to liquidity event of six months, a risk-free rate of 0.06% and volatility of 90.0% over the time to a liquidity event. The determined fair value of the embedded derivative value related to the CPCs was $18.1 million as of December 31, 2011 compared to the $60.5 million at the prior year-end.

Our TEV declined $          million (8.6%) and the fair value of the embedded derivative liabilities declined $42.4 million (net of foreign exchange loss) or 70.1%, from fiscal 2010 to fiscal 2011. The reduction in the fair value of the embedded derivative was due to the combined effects of the lower TEV, higher debt (and consequent decline in total equity value) and a reduction in the time to liquidity assumption used for the fiscal 2011 valuation. Total equity value decreased from 2010 to 2011, which accounted for 27.6 percentage points of the 70.1% decline in the fair value of the embedded derivatives. The remaining 42.5 percentage point decline in the fair value of the embedded derivatives was primarily due to a reduction in the time to liquidity assumption, which went from one year to six months (as the time to complete a sale of the Company or alternate transaction decreased) and resulted in a lower value for the embedded derivative liabilities. This decrease was compounded by the relative total equity value that was below the conversion threshold (i.e., out of the money) to a greater degree in fiscal 2011 than in fiscal 2010.

Enterprise valuation assumptions fiscal 2012

We used both the income approach and market approaches to determine TEV for fiscal 2012. We weighted the income approach 50%, the market guideline public company approach 40%, and the market guideline transaction approach 10%. As in the prior two years, the market transaction approach only received a 10%

Management's Discussion and Analysis of Financial Condition and Results of Operations

weighting as of December 29, 2012 due to the limited number of transactions during that period. The resulting TEV was $          million. The increase in the TEV reflects the more optimistic outlook as of December 29, 2012. The improved outlook is primarily due to the expectation that we will sustain improved gross margins due to a greater percentage of revenue generated from our high-performance products and our continued success in qualifying them for new applications, as well as the anticipated reduction in our required capital expenditures over the next several years which increased our projected free cash flows. In addition, the revenue and EBITDA multiples of the comparable companies benchmarked in the market guideline company approach improved resulting in a higher TEV which, in turn, resulted in a higher embedded derivative liability.

The above-calculated TEV was reduced by the fair value of our outstanding debt and the resultant total equity value was allocated among our Luxembourg Holding Company's common shares, CPCs and embedded derivative liabilities using an option pricing method with the following assumptions: a time to liquidity event of six months, a risk-free rate of 0.11% and volatility of 70.0% over the time to a liquidity event. The determined fair value of the embedded derivative liability related to the CPCs was $32.6 million as of December 29, 2012 compared to the $18.1 million as of December 31, 2011.

Our TEV increased $          million (21.7%) and the fair value of the embedded derivative liability increased $14.5 million (net of foreign exchange gain) or 80.3%, from December 31, 2011 to December 29, 2012. The increase in the fair value of the embedded derivative liability was due to the increase in our total equity value, as well as the relative total equity value that was above the conversion threshold (in the money) at December 29, 2012 as opposed to being below the conversion threshold (i.e., less out of the money) at December 31, 2011.

Debt and fair value derivative adjustments

We also have embedded derivative liabilities associated with the mandatory prepayment features of our current credit agreements in the event of a change of control. The embedded derivative gain / (loss) associated with the mandatory prepayment features of our current credit agreements does not depend on the TEV or total equity value of the company. Instead, it depends on the changes in the assumed probability of a change in control event and the assumed timing of that event. The fair value of the embedded derivative liabilities associated with our current credit agreements is determined by, first, computing the net present value of the projected future cash flows under these credit agreements assuming they continue to maturity, and then comparing that net present value to the net present value assuming an estimated probability of a change of control event occurring using an estimated probability and timing of such an event. The determination of the fair value of the embedded derivative liabilities associated with these credit agreements is most sensitive to changes in the anticipated timing and probability of a change of control event as well as the discount rates used to compute the present value of these credit agreements.

The initial calculation of the fair value of our debt on October 8, 2010 included an assumption of the implied yield to maturity of the fair value of the debt as of the valuation date. For each subsequent valuation, we adjusted the initial fair value debt rates as of October 8, 2010 to reflect trends in the general level of interest rates and equity returns from period to period. Since the debt rates were contractually tied to LIBOR, we used the change in LIBOR as a measure for the change in the level of interest rates for the secured debt. Adjustments to the interest rate of the mezzanine debt were impacted by changes in our estimated cost of equity.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The fair value of the embedded derivative liabilities related to our current credit agreements was $9.2 million on October 8, 2010. We recorded an embedded derivative loss of $0.6 million related to these credit agreements for fiscal 2010, as the fair value of the embedded derivative liabilities had increased to $9.8 million at the end of fiscal 2010. The increase in the fair value of the embedded derivative liabilities was due to the shorter term to a potential prepayment event, resulting from the passage of approximately three months since the date of issuance. The value of the embedded derivative liabilities is higher when the time to a potential prepayment event is shorter.

The fair value of the embedded derivative liabilities related to the current credit agreements increased to $10.8 million at the end of fiscal 2011, and we reported a related embedded derivative loss of $1.0 million. The increase in the fair value of the embedded derivative liabilities was due to the heightened potential for a more immediate prepayment event, such as a sale of the Company or potential alternate transaction, at the end of fiscal 2011 (six months) compared to fiscal 2010 (one year).

The fair value of the embedded derivative liabilities related to the current credit agreements decreased to $1.3 million as of December 29, 2012, and we reported a related embedded derivative gain of $9.5 million. The decline in the fair value of the embedded derivative liability associated with the current credit agreements was primarily due to a decrease in the probability of a change of control event from 20% as of December 31, 2011 to 5% as of December 29, 2012.

The following table summarizes the key assumptions used in determining the fair value of the embedded derivative liabilities associated with the current credit agreements:

	Fiscal year 2012	Fiscal year 2011	Fiscal year 2010	October 8, 2010(1)

Probability of a change in control event	5.0%	20.0%	20.0%	20.0%
Discount Rate
Mezzanine Credit Agreement	22.0%	25.7%	25.7%	25.6%
Senior Secured Credit Agreement	8.3%	11.7%	11.3%	11.2%
Estimated date of change in control event occurring	June 2013	June 2012	December 2011	December 2011

(1)
Senior secured credit agreement and mezzanine credit agreement issuance date.

Stock-based compensation and fair value adjustments

We also record the cost associated with our stock-based compensation awards based on a determination of fair value at the time of such awards. The fair value of stock-based compensation awards is most sensitive to our determination of the total equity value of the company which is derived from the TEV of the company. The TEV used to determine the fair value of our stock-based compensation awards is the same TEV used to value the embedded derivatives of our CPCs. Valuation methodologies used for stock-based awards are included in the footnotes to the consolidated financial statements and in "Stock-based Compensation Expense" below.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Enterprise value reconciliation

The following table provides a reconciliation of the TEVs of the Company at each valuation date presented and the value assigned to each financial instrument (in millions):

	October 8, 2010	January 1, 2011	April 2, 2011	December 31, 2011	September 29, 2012	December 29, 2012

Total enterprise value (TEV)	$	$	$	$	$	$
Fair value of debt (including debt embedded derivative)(1)

Total equity value to allocate	$	$	$	$	$	$

Common shares(2)	$	$	$	$	$	$
Convertible preferred certificates
Embedded derivative—CPC

(1)
Fair value of debt is calculated based on market interest rates applied to scheduled payments based on a probability weighted term to principal repayment.

(2)
The fair value allocated to the common shares was de minimis because the value of our common shares is a very small component of our overall capitalization.

The following table summarizes the per share value at each valuation date presented below:

		Convertible Preferred Certificates—Per Share Value			Embedded Derivative Liabilities—Per Share Value
	Common Shares
		Class A	Class B	Class C	Class A	Class B	Class C

October 8, 2010	1.62	2.22	1.02	$2.07	1.20	—	$1.30
January 1, 2011	1.81	2.50	1.25	2.33	1.25	—	1.38
April 2, 2011	1.90	2.70	1.53	2.49	1.17	—	1.34
December 31, 2011	0.64	1.45	1.11	1.24	0.34	—	0.41
September 29, 2012	2.39	3.12	1.67	2.92	1.45	—	1.67
December 29, 2012	1.20	2.15	1.54	1.90	0.61	—	0.74

Our Luxembourg Holding Company had 500 common shares, 420,455 shares of Class A CPCs and 95,788,400 shares of Class B CPCs outstanding at each valuation date between December 26, 2009 and December 29, 2012. The Class C CPCs were issued with the September 2010 financing transaction and there were 43,500,666 shares of Class C CPCs outstanding at each valuation date between October 8, 2010 and December 29, 2012.

Income Taxes

We are subject to income taxes in the United States and in foreign jurisdictions, and we use estimates in determining our provision for income taxes. We account for taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are determined based on the differences between financial reporting and tax-basis reporting of assets and liabilities that are measured using the enacted tax rates and laws that are expected to be in effect when differences are expected to reverse. We are required to adjust our deferred tax assets and liabilities in the period in which tax rates change or new relevant provisions of the income tax laws are enacted.

The Company's effective tax rate may vary significantly from year to year as it is heavily influenced not only by the mix of taxable income across the various jurisdictions in which we operate, but also by the tax impact

Management's Discussion and Analysis of Financial Condition and Results of Operations

of two significant transactions, which have no impact on operating income: (i) non-cash foreign exchange gains or losses in Luxembourg and (ii) non-cash gains or losses on the embedded derivatives associated with the CPCs and our current senior secured and mezzanine credit agreements. No income tax expense or benefit is recognized related to these non-cash transactions due to valuation allowances in the U.S. and Luxembourg, which may result in substantial variations in our consolidated effective tax rate. Following this offering and our reorganization to a Cayman Islands holding company structure, as well as the refinancing of our current senior secured and mezzanine credit agreements and conversion of our CPCs in conjunction with these events, we will no longer be exposed to the effects of the non-cash gains or losses described in (i) and (ii) above and, as a result, we expect to incur less fluctuation in our consolidated effective tax rate. Our effective tax rate may also be affected by the accrual of uncertain tax positions.

In fiscal 2012, our tax expense was $28.6 million on a pre-tax loss of $24.2 million, for an effective tax rate of (118.3)%. Our fiscal 2012 tax expense was comprised of taxes incurred by overseas operating subsidiaries, primarily in China, Taiwan and Hong Kong and an accrual for uncertain tax positions. Our fiscal 2012 effective tax rate differed from our Luxembourg statutory rate of 28.8% primarily as a result of: (i) differences in the statutory rates applied to our subsidiaries which resulted in an increase of 38.6%; (ii) increases in uncertain tax positions which resulted in an decrease of 141.6%; and (iii) an increase in valuation allowances related to continuing operations recognized primarily in Luxembourg which resulted in a decrease of 47.8%.

In fiscal 2011, our tax expense was $10.9 million on pre-tax income of $20.9 million, for an effective tax rate of 52.2%. Our fiscal 2011 tax expense was comprised of taxes incurred by overseas operating subsidiaries, primarily in China and Taiwan, and an accrual for uncertain tax positions. Our fiscal 2011 effective tax rate differed from our Luxembourg statutory rate of 28.8% primarily as a result of: (i) differences in the statutory rates applied to our subsidiaries which resulted in a decrease of 23.2%; (ii) net increases in uncertain tax positions (increases net of reductions for settlements) which resulted in an increase of 57.8%; and (iii) a reduction in valuation allowances related to continuing operations recognized primarily in Luxembourg which resulted in a decrease of 9.3%.

In fiscal 2010, our tax expense was $27.2 million on pre-tax income of $28.4 million, for an effective tax rate of 95.7%. Our fiscal 2010 tax expense was comprised of taxes incurred by overseas operating subsidiaries, primarily in China and Taiwan, and an additional accrual related to a change in estimate of prior years' uncertain tax positions. Our fiscal 2010 effective rate differed from our Luxembourg statutory rate of 28.6% primarily as a result of: (i) an additional accrual for uncertain tax positions associated with a change in our estimates of prior years' positions as a result of ongoing tax examinations which resulted in an increase of 64.6%, partially offset by associated decreases in valuation allowances of 57.8% primarily in the US and Luxembourg; and (ii) uncertain tax positions taken in the current year which resulted in an increase of 55.2%.

There was a valuation allowance of $121.4 million recorded at December 29, 2012 to reduce our deferred tax assets to the amount we believe is more likely than not to be realized. We have recorded valuation allowances on deferred tax assets in a number of tax jurisdictions, the most significant of which are the U.S., Luxembourg and Italy. The most significant tax jurisdictions with deferred tax assets and no valuation allowances are China and Taiwan. If our assumptions change and we determine we will more likely than not be able to realize those deferred tax assets, the tax benefits related to any reversal of the valuation allowance will be accounted for in the period in which we make such determination. Likewise, should we determine that we would be able to realize our deferred tax assets in the future in excess of our recorded amount, an adjustment to the deferred tax assets would increase income in the period such determination was made.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following deferred tax assets, net of deferred tax liabilities, were offset with valuation allowances (in millions):

	Fiscal Year
Jurisdiction	2012	2011	2010

Luxembourg	$95.2	$82.2	$84.7
U.S.	21.3	22.4	18.0
Italy	3.2	2.8	2.2

The following deferred tax assets, net of deferred tax liabilities, were recognized (in millions):

	Fiscal Year
Jurisdiction	2012	2011	2010

China	$5.3	$6.4	$6.7
Taiwan	2.6	2.1	2.7

Taxable income/(loss) was incurred in the following significant jurisdictions in fiscal 2012 (in millions):

Jurisdiction	Fiscal Year 2012

China	$30.8
Taiwan	31.7
Luxembourg	(27.4)
United States	3.8
Italy	(2.6)

Our gross uncertain tax positions totaled $87.9 million as of December 29, 2012 and $51.6 million as of December 31, 2011. Of the total uncertain tax positions as of December 29, 2012 and December 31, 2011, after consideration of the valuation allowances recorded against deferred tax assets, $22.9 million and $14.3 million, respectively, would have a favorable impact on our effective tax rate. The increase in the uncertain tax positions during fiscal 2012 relates to positions taken in the current year. During fiscal 2011, the uncertain tax positions decreased by $23.5 million related to settlements with taxing authorities and increased by $25.3 million related to positions taken in the current period. We estimate that the range of possible future loss if uncertain tax positions are not settled favorably is from $25.7 million to $30.5 million. The impact on our cash position if these positions were not settled favorably ranges from $21.8 million to $26.7 million.

We recognize the benefit of an income tax position only if it is more likely than not that the tax position will be sustained upon tax examination, based solely on the technical merits. The recognition and measurement of tax benefits requires significant judgment that might change as new information becomes available. If our financial results or other relevant facts change, thereby impacting the likelihood of realizing the tax benefit of an uncertain tax position, significant judgment would be applied in determining the effect of the change on our valuation allowance of the tax position as of the reporting date. Otherwise, no benefit can be recognized. The tax benefits recognized are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. We classify the liability for unrecognized tax benefits as current to the extent that we anticipate payment of cash within one year. Additionally, we accrue interest and penalties, if applicable, on all tax exposures for which reserves have been established consistent with jurisdictional tax laws. Interest and penalties are classified as income tax expense in the financial statements.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Significant judgment is required in evaluating our uncertain tax positions and determining our provision for income taxes. Although we believe that our reserves are reasonable, no assurance can be given that the final tax outcome of these matters will not be different from that which is reflected in our income tax provision and accruals. We adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit or the refinement of an estimate. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will affect the provision for income taxes in the period in which such determination is made.

Pension and Other Post-retirement Benefits

We sponsor several pension plans for certain salaried and hourly employees, and bargaining unit pension plans covering retirees and vested former employees of the Company. Accounting for pensions and other post-retirement benefits involves estimating the cost of future benefits and attributing the cost over the employees' expected periods of employment with the Company. The determination of our obligation and expense for these costs requires certain assumptions (see Note 7 to the consolidated financial statements). These assumptions include, among others, the discount rate, expected long-term rate of return on plan assets and health care cost trend rates, all of which are subject to change. While we believe that the assumptions used are appropriate, significant differences in results or significant changes in our assumptions may materially affect the pension and other post-retirement obligations and related future expense.

Changes in key assumptions for our pension and other post-retirement benefits plans would have the following effects for the year ended December 29, 2012:

Discount Rate—Holding all other assumptions constant, a one percentage point increase or decrease in the discount rate assumption for fiscal 2012 would have decreased or increased net periodic benefit cost in fiscal 2012 by approximately $0.8 million with no impact on post-retirement benefits. In addition, a one percentage point increase in the discount rate would decrease the pension and other post-retirement benefits obligation recorded as of December 29, 2012 by approximately $16.0 million, of which $0.1 million relates to post-retirement benefits, and a one percentage point decrease would increase the pension and other post-retirement benefits obligations recorded as of December 29, 2012 by approximately $19.5 million, of which $0.1 million relates to post-retirement benefits.

Expected Long-Term Rate of Return—A one percentage point increase or decrease in the expected long-term rate of return assumption for fiscal 2012, holding all other assumptions constant, would increase or decrease our net periodic benefit cost for the year ended December 29, 2012 by approximately $0.6 million, with no impact on post-retirement benefits.

Health Care Cost Trend Rates—A one percentage point increase or decrease in the initial assumed health care trend rate through ultimate assumed health care trend rates would have an immaterial effect on the accumulated post-retirement benefit obligation as of December 29, 2012.

Stock-based Compensation Expense

Awards granted

Certain of our employees and directors have been granted awards to purchase limited partner common units in the Sponsor Limited Partnership ("partnership units"). These awards include options to purchase partnership units ("options") and restricted partnership units ("restricted units").

The exercise prices of the options granted were established by the non-executive directors of the Sponsor Holding Company's board of managers who have historically functioned as the Company's compensation committee.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Award valuation and recognition of compensation expense

The fair values of all option and restricted unit awards, which we refer to as stock-based payment awards, are determined as of their grant date. We estimate the fair value of each option award using the Black-Scholes option pricing model. This model requires the use of the following assumptions: (i) expected volatility, which is based on a peer group of publicly traded entities over a period consistent with the expected terms of the options; (ii) the risk-free interest rate, which is based on the U.S. Treasury yield curve in effect at the time of grant consistent with the option's expected life; (iii) expected life of the option award, which is determined using a weighted average of the contractual term and vesting period of the award under the simplified method, as historical data was not sufficient to provide a reasonable estimate; (iv) expected dividend yield, which is 0%, as we do not anticipate paying dividends in the foreseeable future; and (v) the fair value of the partnership units, which is based on the determination of our enterprise value. If any of the assumptions used in the Black-Scholes model changes significantly, stock-based compensation for future awards may differ materially from previously granted awards.

The weighted average assumptions used in the Black-Scholes model for fiscal 2010, 2011 and 2012 are as follows:

	Fiscal 2010	Fiscal 2011	Fiscal 2012

Expected volatility	65.0%	80.0%	75.0%
Risk-free interest rate	1.4%	2.4%	1.0%
Forfeiture rate	5.0%	5.0%	5.0%
Expected term (in years)	6.0	6.0	6.0
Dividend yield	0.0%	0.0%	0.0%

The grant date fair value of stock-based payment awards is recognized as compensation expense using the straight line method, net of estimated forfeitures, over the vesting period. Option and restricted unit awards vest ratably over a two- to five-year period beginning with the first anniversary of the grant date or in accordance with the terms outlined in each restricted unit agreement. We estimate forfeitures based on our historical forfeiture of stock-based payment awards adjusted to reflect future changes in facts and circumstances, if any. We will revise our estimated forfeiture rate if actual forfeitures differ from our initial estimates.

Exchange and modification events

On October 8, 2010, certain employees and directors holding options (vested or unvested at that date) were given an offer to either retain their existing options with the originally issued terms or surrender their options for $0.53 in cash for each vested option payable immediately as well as $0.53 in cash for each unvested option payable upon completion of that unvested option's original service-based vesting condition.

Also on October 8, 2010, the remaining employees and directors holding options (vested or unvested at that date) were given an offer to surrender all of their existing options (vested or unvested at that date) in

Management's Discussion and Analysis of Financial Condition and Results of Operations

exchange for a combination of new options and new restricted units. As of October 8, 2010, 4,562,000 options were outstanding and the holders thereof elected the following:

Action taken	Options

Vested options surrendered for cash	565,000
Unvested options surrendered for cash upon vesting	331,000
Options exchanged for new options and restricted units	3,630,000
Original options retained	36,000

Total	4,562,000

As a result, employees received $299,450 in cash for vested options surrendered and were entitled to $175,430 in cash for unvested options to be paid as those options vest under their original terms. The consideration given for the vested options surrendered was in excess of the surrender date fair value by $175,610, and this amount was recognized as compensation expense in fiscal 2010. As future service is required for payment of the options unvested as of October 8, 2010, we determined that the transaction was a modification under ASC 718 Compensation—Stock Compensation ("ASC 718") that changes the award classification from equity to liability. Incremental compensation cost for these modified awards, measured as the excess of their fair value over the fair value of the original awards immediately before the terms were modified, was not material.

A total of 13,460,500 new options and 3,337,500 new restricted units were issued in connection with the exchanges. We determined the issuance of new options and new restricted units was a modification under ASC 718 for substantially all of the exchanged options. Accordingly, we measured the incremental fair value of consideration given for these modified awards over that of the options tendered and determined there to be $6.8 million of additional value. This additional stock-based compensation, as well as $1.6 million of unrecognized stock-based compensation related to the options tendered in the modification, will be recognized over the vesting period of the new options and new restricted units using the straight-line method.

On September 30, 2011, TPG amended the vesting conditions of the New Restricted Units. As amended, the New Restricted Units vest ratably over three years on the anniversary of the initial award, assuming continued employment with TPG or its affiliates, provided that there has been either (i) a change in control or (ii) an initial public offering of equity securities subject to the New Restricted Units, or awards for which the New Restricted Units have been substituted, and the participant may sell such securities in a public market free of any "market stand-off" or "lock-up restrictions". The New Restricted Units contain a feature, whereby, upon vesting, TPG may purchase at fair value, measured on the date of purchase, the Limited Partner Common Units subject to the award during the 90 day period following the later of (i) the participant's termination or (ii) the date on which the participant has held the Limited Partner Common Units subject to the New Restricted Unit award for at least 180 days.

Subject to limited exceptions, the New Options and New Restricted Units are nontransferable. In addition, the New Options do not contain voting or distribution rights. Unvested New Options and New Restricted Units are forfeited upon termination of the participant's employment. New Options that have become exercisable on or before the date the participant's services are terminated shall expire on the earlier of (i) the date the participant's services are terminated for cause; (ii) 90 days after participant's services are terminated without cause; (iii) one year after participant's services are terminated by reason of death or disability; and (iv) the tenth anniversary of the grant date.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Options granted

During fiscal 2010, 2011 and 2012 we granted options with exercise prices as follows:

Grant date	Options granted	Exercise price per option	Partnership unit fair value	Option grant date fair value per option

October 8, 2010	13,460,500	$0.49	$0.63	$0.41
January 22, 2011	96,100	$0.49	$0.83	$0.64
October 26, 2012	534,600	$1.20	$0.96	$0.78

Restricted units granted

During fiscal 2010, 2011 and 2012, we granted restricted units as follows:

Grant date	Restricted units granted	Partnership unit fair value	Restricted unit grant date fair value per unit

October 8, 2010	3,337,500	$0.63	$0.63
January 22, 2011	54,700	$0.83	$0.83
October 26, 2012	86,785	$0.96	$1.20

Stock-based compensation recognized

We recorded stock-based compensation expense of $2.9 million, $2.7 million, and $2.2 million in fiscal 2012, 2011, and 2010, respectively.

Based upon the assumed initial public offering price of $             per share, the aggregate intrinsic value of the 12,831,100 options outstanding as of December 29, 2012 was $              million, of which $              million related to vested options and $              million related to unvested options. Based upon the same assumed initial public offering price, the aggregate intrinsic value of the 3,024,285 restricted units outstanding as of December 29, 2012 was $              million, of which $              million related to vested restricted units and $              million related to unvested restricted units.

Approach to valuation of partnership units

In conducting the valuation of the partnership units, we used a methodology that is consistent with the methods outlined in the AICPA Practice Aid Valuation of Privately-Held-Company Equity Securities Issued as Compensation. These valuations were prepared contemporaneously with the grant of stock-based payment awards.

The TEV inputs associated with our valuations on the grant dates were derived using the income and market approaches. The fair value of our debt was then subtracted from the calculated TEV. The resulting total equity value was then allocated among the instruments that comprise our capital structure based upon rights and preferences of the instruments using the option-pricing method. As all of the allocated value associated with these instruments would be available to the Sponsor Limited Partnership, the option-pricing method was used to allocate the total equity value of the Company among the varying partner interests of the Sponsor Limited Partnership, including the partnership units underlying our stock-based payment awards. The allocation was based on a series of call options using the Black-Scholes option-pricing model.

The option-pricing method involves making estimates of the anticipated timing of a potential liquidity event and estimates of the volatility of the partnership units. The anticipated timing is based on the plans of our

Management's Discussion and Analysis of Financial Condition and Results of Operations

board and management. Estimating the volatility of the share price of a privately held company is complex because there is no readily available market for the shares. We estimated the volatility of the partnership units based on available information on volatility of stocks of publicly traded companies in the industry. Had we used different estimates of volatility, the resulting value of the partnership units would have been different.

A discussion of significant factors and assumptions used in determining the estimated fair value of our stock-based payment awards granted between October 8, 2010 and December 29, 2012 is provided below.

Valuation of partnership units as of October 8, 2010

We used both the income and market approaches to calculate the enterprise value as of October 8, 2010. We weighted the income approach 50%, the market guideline public company approach 40% and the market guideline transaction approach 10%. The market guideline transaction approach received only a 10% weighting due to the limited number of transactions in fiscal 2010. The resulting enterprise value was $          million. The calculated enterprise value was reduced by 28%, reflecting a discount for the lack of a market in which to trade our securities. We subtracted our outstanding debt from the calculated enterprise value and allocated the total value to our equity instruments. This resulted in a fair value of a partnership unit of the Sponsor Limited Partnership of $0.63 per unit.

As of October 8, 2010, the discount for lack of marketability used to value the partnership units was calculated using an estimated cost of purchasing a protective put option ("put option") as there is no active market for their purchase or sale. In calculating the put option, we estimated a time to liquidity of 1.25 years from the valuation date, the risk free rate was 0.21% (yield on constant-maturity Treasury securities as of the valuation date) and the volatility of the selected companies was 90%. The put option calculation resulted in an estimated discount for lack of marketability of 28%.

The above-calculated enterprise value as of October 8, 2010 reflected an increase compared to prior periods due to improvements in our historical financial results and a more optimistic outlook for improved financial performance. Volatility and cost of capital inputs were similar to prior periods. Stock prices and the financial performance of the reference guideline companies continued to be relatively low, resulting in lower market valuation multiples, but these lower multiples were offset by our improving performance and outlook compared to prior periods.

The TEV increased compared to the prior period (fiscal 2009), while the fair value of a partnership unit of the Sponsor Limited Partnership decreased. Even though total debt increased from December 26, 2009 to October 8, 2010, the per unit value declined, primarily due to the issuance of additional partnership units in conjunction with the financing transaction that took place in September 2010 (see Note 5 of the consolidated financial statements). The total economic interests at the partnership unit level increased over 2.5 times, which diluted the per unit value.

Valuation of partnership units as of January 22, 2011

On January 22, 2011, we granted stock options and restricted units to certain key employees. The fair value of a partnership unit as of that date was determined to be $0.83 per unit and was based upon retrospective valuations performed as of January 1, 2011 and April 2, 2011. The calculated TEV as of January 1, 2011 was $          million and as of April 2, 2011 was $          million, and the fair value of a partnership unit as of each date was $0.77 and $1.00. The financial statement impact of these stock-based awards was not material to our financial statements, so a separate valuation was not performed. Increases in the reference guideline public company price multiples compared to October 8, 2010 along with improvements in our projected operating financial performance resulted in an increase in the valuation of the partnership units.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The judgments made in determining the volatility and risk-free rate assumptions to be used in calculating the estimated grant date fair value of the stock option awards are consistent with the judgments made in determining such inputs for the valuation of the partnership units.

As of January 1, 2011, the discount for lack of marketability used to value the partnership units was calculated using an estimated cost of purchasing a put option as there is no active market for their purchase or sale. In calculating the put option, we estimated a time to liquidity of 1.0 year from the valuation date, the risk free rate was 0.29% (yield on constant-maturity Treasury securities as of the valuation date) and the volatility of the selected companies was 80%. The put option calculation resulted in an estimated discount for lack of marketability of 25%.

To value the partnership units as of April 2, 2011, we applied a discount for lack of marketability which was calculated using an estimated cost of purchasing a put option as there is no active market for their purchase or sale. In calculating the put option, we estimated a time to liquidity of 0.75 years from the valuation date, the risk free rate was 0.24% (yield on constant-maturity Treasury securities as of the valuation date) and the volatility of the selected companies was 70%. The put option calculation resulted in an estimated discount for lack of marketability of 15%.

Valuation of partnership units as of October 26, 2012

On October 26, 2012, we granted stock options and restricted units to certain key employees. The fair value of a partnership unit as of that date was determined to be $0.96 per unit and was based upon valuations performed as of September 29, 2012. The calculated TEV as of September 29, 2012 was $          million. The financial statement impact of these stock-based awards was not material to our financial statements, so a separate valuation was not performed.

The judgments made in determining the volatility and risk-free rate assumptions to be used in calculating the estimated grant date fair value of the stock option awards are consistent with the judgments made in determining such inputs for the valuation of the partnership units.

As of September 29, 2012, the discount for lack of marketability used to value the partnership units was calculated using an estimated cost of purchasing a put option as there is no active market for their purchase or sale. In calculating the put option, we estimated a time to liquidity of six months from the valuation date, the risk free rate was 0.14% (yield on constant-maturity Treasury securities as of the valuation date) and the volatility of the selected companies was 75%. The put option calculation resulted in an estimated discount for lack of marketability of 10%.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following table summarizes the significant assumptions used in calculating the enterprise value on each of the grant dates:

	October 8, 2010	January 1, 2011	April 2, 2011	October 26, 2012

Income Approach
Long-term Expected Annual Growth	4%	4%	4%	4%
Discount Rate/Weighted Average Cost of Capital	19.1%	19.0%	18.6%	16.8%
Average Projected EBITDA Margin	16.6%	16.6%	16.6%	18.8%
Market Guideline Public Company Multiples
Last Twelve Months EBITDA
Last Twelve Months Revenue
Market Guideline Transaction Multiples
Last Twelve Months EBITDA
Last Twelve Months Revenue
Lack of Marketability Discount(1)	28%	25%	15%	10%
Weighting of Outcomes of Valuation Methods
Income Approach	50%	50%	50%	50%
Market Approach—Guideline Companies	40%	40%	40%	40%
Market Approach—Guideline Transactions	10%	10%	10%	10%

(1)
The lack of marketability discount was calculated using a put option calculation in which the cost of purchasing a put option to protect against downward price changes is used as a proxy for the value of marketability. When the cost of the put option is divided by the asset price, the result is a percentage, which can then be used as an estimate for the discount for lack of marketability. The lack of marketability discount was applied to the per share value of the partnership units on a liquid basis to reach a per share value of our partnership units for which there is no active market for their purchase or sale.

Jumpstart Our Business Startups Act

On April 5, 2012, the JOBS Act was signed into law. The JOBS Act contains provisions that, among other things, relax certain reporting requirements for qualifying public companies. We will qualify as an "emerging growth company" under the JOBS Act and will be allowed to comply with new or revised accounting pronouncements based on the effective date for private (not publicly traded) companies. We are electing to delay the adoption of new or revised accounting standards, and as a result, we may not comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Since we will not be required to comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies, our financial statements may not be comparable to the financial statements of companies that comply with public company effective dates.

RECENT ACCOUNTING PRONOUNCEMENTS

Changes to U.S. GAAP are established by the FASB in the form of accounting standards updates ("ASUs") to the Financial Accounting Standards Board's Accounting Standards Codification.

Management considers the applicability and impact of all ASUs. ASUs not listed below were assessed and were either determined to be not applicable or are expected to have minimal impact on our consolidated financial position and results of operations.

In May 2011, the FASB issued an amendment to the existing guidance on fair value measurements. The new guidance provides a consistent definition of the fair value measurement and ensures disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards. The amendments to the

Management's Discussion and Analysis of Financial Condition and Results of Operations

guidance change certain fair value measurement principles and enhance disclosure requirements, particularly for Level 3 fair value measurements. This amendment must be applied prospectively. The Company adopted this amendment effective January 1, 2012. The adoption of this amendment did not have an impact on our consolidated financial positions or results of operations.

In February 2013, the FASB issued an amendment to the guidance on the presentation of comprehensive income and the presentation of reclassification adjustments out of accumulated comprehensive income. The amendments do not change the reporting requirements of net income or comprehensive income. The amendment requires entities to provide information about the amounts reclassified out of accumulated other comprehensive income. This amendment is effective prospectively for interim and annual periods beginning after December 15, 2012 for public entities and December 15, 2013 for nonpublic entities. Early adoption is permitted. We are currently assessing what impact, if any, the revised guidance will have on our disclosures.

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OUR COMPANY

Isola is a leading global material sciences company that designs, develops and manufactures copper-clad laminate, or CCL, and prepreg, collectively referred to as "laminate materials", used to fabricate advanced multilayer printed circuit boards, or PCBs. PCBs provide the physical platform for the semiconductors, passive components and connection circuitry that power and control virtually all modern electronics. We focus on the market for high-performance laminate materials, developing proprietary resins that are critical to the performance of PCBs used in advanced electronic applications. We continually invest in R&D and believe that our industry-leading resin formulations, many of which are patented, provide us with a competitive advantage. With 10 manufacturing facilities and three research centers worldwide, as well as a global sales force, we are the largest supplier of laminate materials to PCB fabricators in the United States and Europe, and we are one of the larger suppliers in our addressable Asian market, based on revenue for fiscal year 2011.

Our high-performance PCB laminate materials are used in a variety of advanced electronics, including network and communications equipment and high-end consumer electronics, as well as advanced automotive, aerospace, military and medical applications. Demand in these markets is driven by the rapid growth of bandwidth-intensive high-speed data transmission, the expansion of the Internet, the emergence of cloud computing and the evolution of increasingly complex communications technology. This has led to an urgent need for the development of the underlying infrastructure to support this growth, including faster and more efficient semiconductor technology. In addition, increasingly pervasive environmental regulations are driving a need for lead-free compatible, high-performance laminate materials.

We sell our products globally to leading PCB fabricators, including Ruwel, Sanmina, TTM Technologies, Viasystems and WUS Printed Circuit. These fabricators produce PCBs incorporating our laminate materials for electronic equipment designed or produced by a broad group of major OEMs, including Alcatel-Lucent, Brocade, Cisco, Dell, Ericsson, Google, Hewlett-Packard, Huawei, IBM and Sun Microsystems (now Oracle). We work closely with these leading PCB fabricators and major OEMs to ensure that our high-performance laminate materials, which incorporate our proprietary resins, meet the thermal, electrical and physical performance criteria of each new generation of electronic equipment.

We were acquired in 2004 by a group of investors led by TPG, a global private equity firm, and Redfern Partners, a strategic partner and an investor in the laminate materials industry. Under the direction of TPG and our management, we have undertaken a number of operational changes designed to increase manufacturing efficiencies and improve business processes. We believe that these measures, together with our focus on higher margin high-performance products, provide us with the operating leverage to take advantage of improving economic conditions.

Our history dates back more than 100 years to the founding of Isola Werke AG in Germany in 1912. Isola Werke AG manufactured insulators utilizing the then-revolutionary Bakelite plastic technology, which provided superior insulating and heat resistance properties. We began production of copper-clad epoxy laminates, the direct predecessors of today's high-performance PCB laminate products, in the 1960s. In 2006, we acquired the assets of Polyclad Laminates, Inc., which extended our product portfolio and expanded our business in the growing Asian markets.

In fiscal 2012, our revenue was $555.5 million, our net loss was $52.9 million, and our Adjusted EBITDA was $91.7 million, compared to revenue of $597.0 million, net income of $10.0 million, and Adjusted EBITDA of $86.2 million in fiscal 2011. In fiscal 2010, our revenue was $612.0 million, net income was $1.2 million, and Adjusted EBITDA was $92.4 million. For a discussion of our primary non-GAAP metric, Adjusted EBITDA, including reconciliation to net income, see our discussion of non-GAAP financial

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measures in "Selected Historical Consolidated Financial and Other Data", included elsewhere in this prospectus.

INDUSTRY OVERVIEW AND MARKET OPPORTUNITY

High-performance laminate materials are used in a variety of advanced electronics, including network and communications equipment, high-end consumer electronics, as well as advanced automotive, aerospace, military and medical applications. The increasingly complex performance and environmental requirements of advanced electronics are driving greater demand for higher performance PCBs, which require laminate materials with resins specifically formulated to satisfy demanding performance criteria.

According to a report prepared by Prismark, the total market for laminate materials, excluding the internal Japanese market, was $9.1 billion in 2011, and our addressable market for PCB laminate materials was $4.8 billion in 2011, as illustrated in the following chart. Prismark prepared this analysis at our request, and we paid a customary fee for its services.

Note: Military, specialty and other includes FR-4 halogen-free

A majority of our high-performance product sales are low-loss laminates used primarily in applications for routers and servers. According to BPA, the markets for low-loss laminates for routers and servers are expected to grow from 2011 to 2015 at compound annual growth rates, or CAGRs, of 10% and 6%, respectively.

PCB Laminate Materials and Fabrication

Prepreg and CCL are the primary laminate materials used in the construction of multilayer PCBs, and we estimate that these materials represent greater than 40% of the material cost required to fabricate a PCB.

Prepreg is an industry term derived from the contraction of "previously impregnated". Prepreg is a dielectric material that provides electrical insulation and other properties. Prepreg is manufactured by the

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impregnation of fiberglass fabric with specially formulated resins. The resin confers specific electrical, thermal and physical properties to the prepreg and is critical to the proper functioning of a PCB. Prepreg may be incorporated into a CCL or sold as a separate product.

CCL consists of an inner layer of prepreg laminated on both sides with a thin layer of copper foil. The lamination is achieved by pressing together one or more plies of copper and prepreg under intense heat, pressure and vacuum conditions.

PCB fabricators use prepreg and CCL to construct multilayered PCBs in a complex process comprised of multiple operations that are often repeated. In general, the copper surfaces of the laminate are etched to create an electronic circuit. These etched laminates are assembled into a multilayer configuration by inserting one or more plies of insulating prepreg between each etched laminate. Holes are then drilled and plated in the PCB to establish electrical connections among the layers. The resulting multilayer PCB is an intricate interconnection device on which semiconductors and other components are mounted, which is then incorporated into an end-market product.

Although end-market products and PCB designs often evolve rapidly as a result of product line improvements or extensions, the lifespan of the underlying PCB laminate materials is relatively long. The same laminate materials can be used in successive generations of PCBs within a product line or adapted to new products having similar performance specifications.

PCB Laminate Materials Segments and Properties

PCB laminate materials can be categorized as high-performance, standard or paper-based.

High-performance PCB laminate materials are defined by their superior performance capabilities achieved primarily through the use of advanced resin formulations and materials. These products compete primarily on their technological capabilities and secondarily on the price of PCB laminate materials with similar performance characteristics. High-performance products are used in circuit boards that combine eight or more layers, with most applications requiring circuit boards with more than 20 layers. In the high-performance market, the following properties are critical:

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Electrical:  This property refers to the speed with which an electric current moves through the circuit and the signal loss, or dissipation. Signal speed of a material is a function of its dielectric constant; signal loss is a function of its dissipation factor.

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Thermal:  This property refers to the stability of the material at various temperatures. This is important for maintaining material integrity over the expected range of temperatures that a PCB will be exposed to during its final assembly (i.e., soldering process), as well as the operating temperature of the particular electronic device. Thermal stability of a material is measured by its glass transition temperature (expressed as "Tg"), decomposition temperature (expressed as "Td") and thermal expansion (expressed as "CTE").

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Physical:  This property refers to a number of factors, including peel strength (a measure of copper to dielectric band strength), flammability, moisture absorption, ease of processing, drilling and reliability.

Standard PCB laminate materials are based on proven, though relatively less sophisticated, resin chemistry. These products compete primarily on price and are produced in high volumes and at a low cost. Standard PCB laminate materials involve minimal proprietary technology and are used in applications requiring lower layer counts and less complexity.

Paper-based PCB laminate materials are used in very simple consumer electronics, are very low-cost and typically rely upon somewhat rudimentary chemical formulations. Isola does not participate in this market segment.

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 End-market Overview

The market for high-performance PCB laminate materials is influenced by a number of factors, including developments in the markets for servers and storage, network communications and advanced automotive electronics as discussed below.

Servers and storage.    The need for additional server and data storage capacity has significantly increased due to the proliferation of digital data and the widespread adoption of cloud computing applications. Cloud computing entails the use of virtual servers which are accessed through the internet and deliver hosted services that have traditionally been deployed in-house, including software as a service, platform as a service and infrastructure as a service. According to IDC, a leading independent research organization, as reported in its Digital Universe Study of June 2011 (sponsored by EMC), the amount of digital data created, replicated and stored by 2015 will reach 7.9 trillion gigabytes, which is 6.4 times the amount of data in 2010, representing a CAGR of 45%. Storing and utilizing vast amounts of data will require significant increases in server and storage capacity and capability, as well as more robust cloud computing technology. As servers and storage equipment become more sophisticated and technically demanding, manufacturers will need more effective PCB laminate materials comprised of high-performance resin formulations to achieve the required performance in PCBs.

Network communications.    Enterprise routers and wireless infrastructure form the network foundation required for high-speed data transmission and internet access over wired and wireless servers, including the 4G wireless services that have been rolled out globally. Currently deployed network infrastructure will require significant investment in more sophisticated equipment with greater speed, processing power and performance characteristics in order to provide the increased capacity needed to address increased volumes of traffic and data driven by social networking, increased mobile internet access and increased transmission of high-bandwidth content such as high-definition videos. The Cisco Visual Networking Index estimates that global IP traffic will grow at a CAGR of approximately 29% from 2011 to 2016.

Advanced automotive electronics.    While traditional automotive electronics utilize standard PCB laminate materials, the emergence of more sophisticated features, such as vehicle information systems, engine and power train electronics and vehicle control systems, are driving demand for more advanced automotive electronics. These electronics require higher-performing PCBs that incorporate high-performance laminate materials. Prismark estimates that automotive electronic applications represented 5.5% of the global PCB market in 2011, and that the high-performance PCB market for automotive electronics is expected to grow at a 7.2% CAGR from 2011 to 2015.

Other markets.    Other markets include military/aerospace equipment, advanced mobile devices and satellite television receivers. High-performance PCBs are used in military/aerospace applications, including radar, guidance control, communications and navigation, warfare and electro-optical equipment. Advanced mobile devices such as smart phones and tablets incorporate PCBs made with high-performance halogen-free laminate materials. Satellite receivers require advanced high frequency PCB laminate materials that efficiently transform signals to high quality, low frequency signals suitable for transmission over indoor cables.

Trends and Drivers in the Global PCB Laminate Industry

Current trends and drivers in the global industry for PCB laminate materials include the following:

Rapidly expanding data infrastructure and increasing demand for high-performance PCB laminate materials. Higher volumes of high-performance PCB laminate materials will be required as OEMs sell more enterprise-level servers, storage solutions, routers, switches and other high-performance electronics. Growth in these products continues due to fast-growing applications such as cloud computing, social

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networking and online video streaming combined with ubiquitous internet access. This trend is expected to continue as developed nations continually improve upon existing technologies and developing nations further adopt and rely on high-performance electronics.

Increasing performance requirements of advanced electronics require high-performance PCB laminate materials. To meet continually increasing performance requirements of advanced electronics, semiconductor and component manufacturers regularly introduce successive generations of higher performance microprocessors, memory and logic devices and electronic components. High-performance multi-layer PCBs and laminate materials are required to facilitate fast interconnect speeds and deliver superior electrical properties, enabling semiconductors and components to optimally function as a system. As a result, the PCB laminate materials industry must continually develop better performing, more cost effective laminate and resin formulations to meet the growing requirements of new semiconductor and component technologies.

Growing demand for environmentally friendly lead-free compatible PCB laminate materials.    Increased regulation applicable to electronic equipment requires manufacturers to consider use of lead-free materials in products and manufacturing processes. While these regulatory measures do not have a direct impact on PCB laminate materials, which do not contain lead or other prohibited chemicals, they do change the thermal requirements of the laminates used in the lead-free soldering of PCBs. Lead-free applications have been gaining momentum globally with many companies introducing products to meet the new regulations, and some converting exclusively to lead-free compatible assemblies in order to avoid having separate bills of material and dedicated production lines.

Greater emphasis on closer collaboration with OEMs and materials suppliers.    Time-to-market for new products has become increasingly important as the rate of technology advancement accelerates and competition increases. OEMs are more frequently working directly with laminate materials suppliers early in the product lifecycle to qualify specific laminates to be used in the PCBs incorporated into the end-market product. This collaboration allows OEMs to accelerate the product development process and bring products to market faster. In addition, just-in-time inventory stocking by PCB fabricators results in a need for quick-turn availability of laminate materials. Laminate materials producers benefit from these trends, partnering closely with customers to accommodate their demands, while obtaining higher margins on quick-turn orders.

OUR COMPETITIVE STRENGTHS

We believe that we possess the following competitive strengths, which will enable us to continue to grow our business globally.

Product technology leadership.    Our significant technology expertise enables us to produce market-leading high-performance PCB laminate materials. We possess an extensive portfolio of patent and other intellectual property rights covering our proprietary resin formulations, and have pioneered the development of several product categories with "best in class" technology. Our proprietary resin formulations are capable of supporting complex circuit boards used in the most demanding electronic equipment. We believe that our technology provides a competitive advantage and differentiates our products from commonly available, lower performance materials. We continue to devote considerable efforts to research and develop new resin formulations and other PCB laminate materials to meet evolving market needs.

Recognized market leadership.    We maintain a leading market share, based on revenues, in our high-Tg and high-speed digital addressable markets for high-performance PCB laminate materials. According to Prismark, our market share in our high-Tg addressable market increased to 30% in 2011 from 29% in 2010; and our market share in our high-speed digital addressable market increased to 45% in 2011 from

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37% in 2010. In our military, specialty and other addressable market for high-performance PCB laminate materials, our market share remained flat at 3% in 2011 with no change from 2010. Our market share in our standard PCB laminate materials addressable market decreased to 5% in 2011 from 7% in 2010 as a result of our continued product mix shift toward higher margin, high-performance products. We have an established reputation as an industry leader and product innovator with strong brand recognition. We believe that our products are known for their performance, quality and long product life cycles. We believe that our reputation and the strength of our brand provide meaningful advantages when developing and marketing new and existing products and will play a significant role in our future growth.

Blue-chip customer base served by global strategic manufacturing locations.    We have developed strong, long-term relationships with leading global PCB fabricators and the major OEMs they serve. We believe that these collaborative relationships provide us with a competitive advantage and assist us in bringing new products to market in a timely manner. As new products gain market acceptance, many product manufacturers will shift their manufacturing to low cost Asian facilities. Because we own state-of-the-art equipment in manufacturing facilities that are strategically located around the world in close proximity to these key industry participants, we are able to seamlessly move laminate production to meet our customers' needs. In addition, our global network of plants facilitates quick-turn manufacturing and delivery of product, which reduces our customers' inventory levels and shipping costs.

Streamlined manufacturing with significant operating leverage.    We seek to achieve continual improvement in our manufacturing and business processes in order to improve quality and reduce costs. We use "six sigma" processes and "lean" best practices, and we have completed the implementation of a sophisticated SAP-based enterprise resource planning ("ERP") system across our global operations, which enhanced our production planning and inventory management capabilities on a worldwide basis.

Experienced management team.    We have a highly experienced management team comprised of well-respected industry veterans who possess an average of over 20 years of experience in the electronics industry. Our management team has a proven track record of implementing sound business practices, which include focusing our product development on higher margin products, improving the efficiency of our manufacturing facilities and successfully integrating acquired businesses.

OUR GROWTH STRATEGIES

We intend to extend our market leadership in the higher margin, high-performance laminate materials market through the following growth strategies:

Leverage collaborative relationships and technology leadership to develop innovative solutions. We have implemented focused product development teams to further expand our relationships with leading PCB fabricators and the OEMs they serve. Our product development teams include members of our R&D, technical support and OEM marketing groups, all working under the direction of our Chief Technology Officer. Our teams actively monitor product developments for OEMs and engage in regular dialog with them and their PCB fabricators, in order to anticipate and plan for required technical product specifications. Through this collaborative effort we seek to develop innovative laminate materials solutions that meet future OEM product requirements.

Further penetrate the Asian market.    Many OEMs and PCB fabricators are increasingly migrating the manufacturing of complex electronic equipment to Asia. In addition, several Asian markets are simultaneously undergoing infrastructure build-outs as their economies grow and develop. To supply this market, five of our 10 manufacturing facilities are located in Asia, and we maintain a sales force dedicated to serving this region. We will seek to capitalize on the opportunities presented by the very large and fast growing Asian markets for high-performance PCB laminate materials based on the high quality of our products and our technology.

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Extend high-performance products into new applications.    We believe that other end-markets could benefit from our PCB laminate materials and proprietary resin formulations, including the markets for next generation automotive equipment and consumer devices such as smart phones and tablets. In addition, we believe that environmental regulations will become increasingly global and expand the addressable market for our high-performance, lead-free compatible and halogen-free PCB laminate materials. We intend to devote marketing and technical resources to address these growing potential markets.

Opportunistically pursue strategic acquisitions and alliances.    We have grown through select acquisitions since we were acquired in 2004. While we believe that our future success will depend primarily on product innovation from collaborative relationships with our major customers and the OEMs they serve, we may pursue strategic acquisitions that provide products or technology complementary to our current operations.

PRODUCT MARKETS AND PRODUCT APPLICATIONS

Product Markets.    Isola focuses on the high-performance segments of the market for PCB laminate materials, which are expected to provide the greatest growth opportunities. Currently the largest of the markets we serve include:

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High-Tg.  High-Tg products exhibit superior thermal, electrical and physical performance characteristics, including the ability to withstand fabrication processes involving temperatures of 170°C or more. They are used in the communications, industrial, medical, automotive, military, aerospace and computing industries.

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High-Tg, lead-free.  High-Tg, lead-free compatible products incorporate resins specially formulated to withstand thermal stresses arising in higher temperature lead-free PCB fabrication. Demand for lead-free products is driven by growing environmental concerns, including lead-free initiatives in major geographies. We maintain an extensive portfolio of proprietary technology and we believe we have significant market share in this product segment.

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High-speed digital.  High-speed digital, or high-frequency, products provide superior electrical properties, specifically low dissipation factors and low dielectric constants. Demand for these products is driven by a need for increased circuit speeds for servers, storage application networks, network infrastructure and military electronics. We have a leading market position and an extensive portfolio of proprietary technology addressing this market, which has grown faster than the PCB market as a whole in recent years.

We also participate in the following high-performance markets:

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Halogen-free.  Halogen-free products satisfy consumer demand for "green" products because they do not contain halogen-derived flame retardants. This market is currently growing primarily in the consumer electronics sector with specific applications ranging from smart phones to tablets and LCD displays. Although the current market for these products is extremely price competitive, newer and more demanding applications are emerging. We are currently developing more advanced halogen-free materials utilizing resin formulations with improved thermal and electrical properties to address the emerging needs of this market, and we expect that these next generation halogen-free products are likely to command higher prices and provide improved margins.

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Military/specialty.  These laminate materials find specialized uses within the military and aerospace industries. Typically they have high glass-transition temperatures, very high decomposition temperatures and low expansion rates—all attributes required for demanding military and aerospace applications. We work through licensed government contractors to address existing and emerging applications.

We also provide the following standard products to our customers:

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Base low-Tg.  These laminate materials are used in less demanding applications within the consumer, automotive and industrial industries. Our revenues in the low- and mid-Tg markets are expected to decline as we continue to focus on the more attractive, high-performance markets.

Product Applications.    The chart below shows the characteristics and some major applications of various high-performance products and standard products that we offer.

Market	Segment	Major Isola products	Characteristics	Major applications

High-performance	High-Tg	-FR406 -370HR -IS410 -185HR -AutoHR -IS400	- High Tg glass transition temperature (170[o]C or higher) - Includes lead-free compatible with automated lead-free soldering

-       Advanced automotive applications

-       Communications and computing

-       Medical, military and aerospace

-       Enterprise class servers

-       Entry-level routers and storage solutions

-       Mid-range computers

-       Advanced automotive electronics

	High-speed digital	-FR408 -FR408HR -IS415 -I-Tera -I-Speed	- High Tg glass transition limits (170[o]C or higher) - Better electrical properties - Improved signal integrity - Greater transmission efficiency - More robust materials	- Enterprise class servers and storage applications - High-speed routers and communication equipment
	Halogen-free	-DE156	- Does not use halogen compounds as fire retardants - "Green" alternative	- Smart phones - Tablets - Other high-end consumer products
	Military / specialty	-P95 -P96 -406N	- Very high Tg glass transition temperature - Very low expansion	- Aerospace equipment - Military and other specialty applications
Standard	Base low-Tg	-DE104 -FR402	- Low Tg glass transition temperature (130[o]C or less)	- Basic automotive electronics - Entry-level consumer devices

We are able to customize our PCB laminate materials to meet particular customer requirements and maintain over 25,000 SKUs, or Stock Keeping Units.

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 CUSTOMERS AND SALES STRATEGY

Sales and Distribution

Isola's products are primarily sold through our direct sales forces located in Asia, Europe and the United States. As of December 29, 2012, we employed approximately 77 direct sales and technical service representatives. In addition, we use third-party distribution channels in the United States, Canada and Europe, as well as in select Asian countries, primarily to address smaller PCB fabricators.

Strategic Customer and OEM Relationships

As a global leader in the high-performance segments of the PCB laminate materials industry, we have developed long-term customer relationships with leading PCB fabricators such as AT&S, Gold Circuit Electronics, Hitachi, Ibiden, Multek, Ruwel, Sanmina, TTM Technologies, Unimicron, Viasystems and WUS Printed Circuit. Only one of our customers (Viasystems and its subsidiaries) accounted for more than 10% (but less than 20%) of our revenues in each of fiscal 2012, 2011 and 2010 (approximately 15% in fiscal 2012, 16% in fiscal 2011, and 15% in fiscal 2010). Our ten largest customers accounted for 63% of our revenue in fiscal 2012, 61% of our revenue in fiscal 2011 and 60% of our revenue in fiscal 2010.

We also maintain strategic relationships with the OEMs our customers serve, such as Alcatel-Lucent, Bosch, Brocade, Cisco, Dell, Ericsson, Google, Hewlett-Packard, Huawei, IBM, Motorola, Nokia, Siemens and Sun Microsystems (now Oracle). We work with OEMs to deliver highly customized products that meet their specific performance requirements on a cost-effective basis.

We have established industry-specific marketing teams dedicated to collaborating with key players in particular end-markets on new product introductions. These teams collaborate with major OEMs and their PCB fabricators, as well as with our R&D personnel, to specify proprietary resins that meet the specific performance criteria of next generation products. While OEMs do not purchase laminate materials directly from Isola, they are an important part of the design process, significantly influencing the specific performance requirements of the laminates and prepreg to be used in new products and in some cases pre-qualifying a limited number of approved suppliers whose materials may be incorporated into the product. In cases where materials are pre-qualified, PCB fabricators or OEMs will select a particular laminate material among the pre-qualified materials, typically based on price, service and performance. Once a particular PCB laminate material is designed in or qualified for use in a specific product line and one or more particular laminate suppliers are selected, these suppliers tend to remain suppliers of choice, even as the PCBs for these products change to address OEM product line improvements or extensions or next generation developments.

We generally sell our products directly to our customers. We do limited advertising in select trade publications, and we actively participate in major trade shows as our principal form of sales promotion.

RESEARCH AND DEVELOPMENT

Isola's business strategy depends on the continued improvement of our PCB laminate technologies. As of December 29, 2012, we had approximately 82 employees engaged in R&D, with an additional 24 employees engaged in technical support and additional 18 employees engaged in OEM-marketing activities. We maintain a major R&D facility near our Corporate headquarters in Chandler, Arizona, as well as smaller R&D facilities in Germany and Singapore to serve Europe and Asia. In addition, global teams of technical and support personnel maintain collaborative partnerships with our customers and leading OEMs in order to help us maintain technological and product leadership. Our OEM marketing function and R&D function are tightly integrated, and both report to our Chief Technology Officer.

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Our R&D activities are primarily focused on the following areas:

High-Speed / High-Frequency Applications—We are developing laminate materials and related resin formulations that can support increasingly critical high-speed/high-frequency applications. Specifically, we seek to continually develop improved dielectric platforms that deliver lower dissipation factors, and lower controlled dielectric constants, and improved performance. We are also developing PCB laminate materials that will support faster data transfer rates in order to enhance our portfolio of materials for radio frequency ("RF") applications. As a result of these efforts, we commenced marketing two new products in 2012, I-Speed and I-Tera, to address the emerging high-speed, low-loss market for high-end servers, storage devices and RF applications. Additionally, in late 2011, we introduced two new high-performance, high-Tg laminates. Our Auto HR product is designed especially for the increasing performance demands of automotive applications. Our 185HR product is specifically designed to provide increased thermal reliability and mid-range electrical loss at a lower cost of ownership, especially in the Asian market.

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High-Tg, Lead-Free Compatible and High Reliability Products—We are developing resins, PCB laminate materials and process enhancements that can support lead-free compatible, high-performance applications that are designed to address increasingly pervasive environmental regulations and lead-free initiatives. We are focusing on improving dielectric properties and reliability.

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Halogen-Free Platforms—We are currently developing more advanced halogen-free materials utilizing resin formulations with improved thermal and electrical properties to address the emerging needs of this market, and we expect that these next generation halogen-free products are likely to command higher prices and provide improved margins.

In fiscal 2012 we spent $13.2 million on R&D activities and $2.0 million on capital expenditures related to those activities. In fiscal 2011, we spent $10.7 million on R&D activities and $0.9 million on capital expenditures related to these activities. In fiscal 2010 we spent $9.5 million on R&D activities and $0.7 million on capital expenditures related to these activities.

NOTABLE RESEARCH AND DEVELOPMENT ACCOMPLISHMENTS

We continually invest in R&D, as well as in our relationships with key customers and OEMs, in order to develop products that address the particular needs of the OEMs served by our customers. Many of our R&D efforts result in innovative new products that enable us to gain a "first mover" advantage over our competition and leading market share. Because many OEM products have life cycles of six to 10 years, our R&D efforts can result in long-term, sustainable benefits.

Set forth below are two examples of our R&D efforts.

370HR (High-Tg, Lead-Free)

Over the past several years, contract manufacturers and PCB fabricators have been compelled to use lead-free soldering alloys due to increasing consumer and regulatory pressure. These alloys require soldering temperatures significantly higher than lead-containing alloys, and thus the laminate materials industry had developed a cured laminate capable of withstanding the process. While the cured laminate chemistry solved the higher assembly temperature problem, it also introduced new problems such as thermal expansion and proved harder for PCB fabricators to drill and process. It was clear that a new laminate product was needed to address these issues.

Through a unique combination of our intellectual property and technical know-how, we developed a new, patented filler technology that significantly lowered the instance of thermal expansion and improved the processing attributes of the laminate. This technology was introduced as our 370HR product, which we

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believe was the first high-Tg, lead-free product of its kind to offer superior reliability and provide a compelling value proposition to OEMs.

Today, we believe that the 370HR is acknowledged as the "best in class" product for high reliability applications across the telecommunications, high-end computing and high-end automotive markets. We have a leading position in the high-Tg market segment, and enjoy numerous OEM design approvals for our products in this segment. By anticipating customer needs, we were able to gain a "first mover" advantage over our competition, and our continuing development efforts have allowed us to maintain our leadership.

FR408HR (High-Speed Digital)

The rapid growth of smart phones, the increased use of social media and the expansion of cloud computing have pressured OEMs to develop servers, routers and other infrastructure hardware that can operate at ever-higher speeds. Due to increasing consumer and regulatory pressure, the components of these devices have also needed to be lead-free.

To meet the requirements for increased speed and frequency, as well as environmental concerns, PCB fabricators needed a high-performance but cost-effective laminate that would be compatible with existing manufacturing processes, handle the transition to lead-free soldering, and allow for low-loss signal transmission, all at a reasonable price.

In early 2009, our research department began to address this industry-wide issue, initially using modeling and simulation programs to determine the efficacy of various potential chemical combinations. Within three months, we had developed a potential materials solution, which was field-tested in collaboration with several PCB fabricators, presenting the successful results to OEMs just weeks later. In total, it took us less than six months to go from concept to market introduction of our FR408HR laminate material, which we believe is the PCB industry's first and leading lead-free compatible, high-speed and low-loss laminate.

Today, the FR408HR is used by major high-end PCB fabricators globally and has been designed into several key OEM product lines. The FR408HR forms an important component of our high-speed digital product portfolio, which we have been able to grow significantly over the last five years by understanding the needs of our customers and developing innovative products.

LAMINATE MANUFACTURING PROCESS

Isola maintains 10 manufacturing facilities, strategically located in the United States, Europe and Asia, including nine fully integrated laminate facilities and one fiberglass manufacturing facility in Italy. Our global network of plants facilitates quick-turn manufacturing and delivery of product, and minimizes customers' shipping costs and inventory levels. We employ "six sigma" business processes to improve working capital management and enhance factory productivity. We also employ manufacturing "best practices" throughout our 10 facilities and maintain a dedicated, internet-based private computer network for manufacturing personnel to share information.

The process for manufacturing our prepreg and laminates is capital intensive and requires sophisticated equipment as well as clean-room environments. The diagram below depicts the key steps in our manufacturing process.

1.
The preparation and formulation of specially designed resin systems.

2.
The impregnation of specially designed fiberglass fabric with the resin system and partial curing of the resulting prepreg.

3.
The assembly of single or multiple plies of prepreg and copper foil in a clean-room environment, which is referred to as "lay-up".

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4.
The lamination of the copper-clad assemblies under simultaneous exposure to intense heat, pressure and vacuum conditions, which is referred to as "pressing".

5.
The sizing and packaging of the laminates to customer specifications.

Prepreg is manufactured in a treater at the impregnation stage of the manufacturing process. A treater is a continually operating roll-to-roll machine that impregnates the fiberglass or other reinforcement fabric with a resin formulation and then sequences the resin-impregnated fabric through a series of ovens which partially cure the resin-fiberglass.

We manufacture CCL by assembling in a clean room one or more plies of prepreg stacked between sheets of specially manufactured copper foil purchased from outside vendors. Similar such assemblies are then inserted into a large, multiple-opening vacuum lamination press, which subjects the assemblies to intense heat, pressure and vacuum conditions. After the press cycle is completed, the laminates are removed from the press and sheeted, paneled and finished to customers' specifications. The CCL is then inspected and packaged for shipment to customers.

ENTERPRISE SOFTWARE

In 2010, Isola completed a long-term project to consolidate its laminate manufacturing facilities on a single ERP platform. Utilizing SAP ERP software, this system established a common template across all of our laminate operations for the finance/accounting, manufacturing and sales and service functions.

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The global ERP template enables centralized financial planning and reporting and facilitates a fast and efficient financial closing process at the end of each fiscal period. This template provides a flexible and standardized methodology to support our anticipated growth. By eliminating older legacy systems and adopting this new system, we believe we have reduced business risk and achieved a high level of system and data integrity.

Our SAP ERP platform is tightly integrated with our global business intelligence system. This analytical environment provides our management with rapid insight into changing operational conditions. The business intelligence system offers a single source of information from multiple disciplines, including sales and marketing, supply chain logistics, and financial planning and analysis. It also provides specific, periodic operational scorecards to guide the management team's ongoing business improvement efforts.

SOURCES OF RAW MATERIALS

Materials costs comprised approximately 65%, 69%, and 70% of Isola's total cost of goods sold for fiscal 2012, 2011, and 2010, respectively. Copper foil, resin and fiberglass are the principal raw materials used in the manufacture of our advanced PCB laminate materials.

We have developed close working relationships with multiple suppliers for each of our three key raw materials. Our suppliers are required to comply with our stringent specifications and technical requirements. In addition to copper foil, resin and fiberglass, we use certain specialty materials for which we rely on a limited number of suppliers or a sole supplier. To date, we have not experienced any major supply disruptions. Our diversified global supply base for copper foil and fiberglass, and our long-standing relationships with our suppliers for each of our raw materials, have been key to preventing any major supply disruptions to date, even when industry-wide shortages have occurred.

Prices of raw materials, especially copper, are subject to price fluctuations. Historically, we have been able to pass through raw material price increases more readily in the high-performance segment of the market than for our mid- or low-Tg materials.

INTELLECTUAL PROPERTY

We hold a position of technology leadership within the laminate industry, providing our customers with innovative solutions to meet their application needs. This is a result of our significant investment in R&D, particularly with respect to innovative proprietary resin formulations and our comprehensive patent portfolio. As of December 29, 2012, we held approximately 167 patents (including foreign counterparts) in the United States, Europe and Asia. While these patents are primarily directed to our resin formulations, we also hold patents related to our thin-glass style and copper foil manufacturing processes. We continue to file new patent applications, for which terms extend up to 20 years from the filing date in the United States. Our key patents include:

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Drum Side Treated Foil, or DSTF, which enables the use of reverse treat copper technology widely used by the copper foil manufacturers;

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Styrene Maleic Anhydride, or SMA, which we have used to formulate many products providing us with a leading edge in high-speed and high-frequency markets; and

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two patents related to our proprietary Talc mineral-based fillers used in our lead-free compatible PCB laminate materials.

Our key U.S. patents described above have expiration dates ranging from 2015 to 2017.

Most of our intellectual property, including formulations and manufacturing processes, is created and maintained in the United States. In order to protect our intellectual property rights, we rely on a

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combination of patent, trade secret, copyright and trademark laws, as well as employee and third-party nondisclosure agreements. Because of the differences in foreign trademark, patent and other laws concerning proprietary rights, our intellectual property rights may not receive the same degree of protection in foreign countries as they would in the United States. In order to protect our resin formulations, which are among our most valuable trade secrets, we generally do not disclose these formulations to our foreign manufacturing facilities. For critical formulations, we mix the key ingredients in the United States and provide them to our foreign manufacturing facilities in order to limit dissemination of the ingredient list. We believe that while the protection afforded by patent, trademark and trade secret laws may provide some advantages, the competitive position of participants in our industry is principally determined by such factors as the technical and creative skills of their personnel, the frequency of their new product developments and their ability to anticipate and rapidly respond to evolving market requirements. Therefore, we have focused our efforts on developing substantial expertise and know-how in our industry, and protecting that know-how with confidentiality agreements and trade secrets.

In addition to confidentiality agreements, we rely on a variety of methods to protect unpatented proprietary technology and trade secrets. To protect our proprietary materials formulae, only a select few of our senior R&D employees have access to key resin formulations. In addition, we ship the ingredients for some of our resins to our offshore facilities in containers which do not identify by name the components of the resin.

We rely on our trademarks, trade names and brand names to distinguish our products and services from the products and services of our competitors, and have registered or applied to register many of these trademarks.

We also license certain of our manufacturing processes to PCB fabricators and copper foil suppliers, from which we derive limited income.

We periodically evaluate our competitors' product offerings in order to identify potential infringements of our intellectual property rights. When deemed appropriate, we have aggressively defended our intellectual property rights through legal action.

COMPETITION

Isola has many competitors, ranging in size from large, international corporations, some of which are vertically integrated, to small regional producers. Some of our competitors are well-established and have a larger share of the overall laminate market, as well as greater manufacturing, financial, R&D and marketing resources than we do. We compete for business in the PCB materials industry primarily on the basis of technology, product performance, innovative new product development, product qualification, price and customer responsiveness and service. Our primary global competitors in the high-performance market, which we consider to be our core competency, include Guangdong Shengyi Sci. Tech. Co., ITEQ, Panasonic, Park Electrochemical, Rogers Corp. and Taiwan Union Technology Corporation. Unlike many of our competitors, we are focused solely on the design, development and manufacturing of PCB laminate materials.

For a more complete description of the risks we face related to competition, see "Risk Factors—Risks Related to Our Industry and Business". We face intense competition within the PCB materials industry, including from diversified manufacturers and suppliers, which could negatively impact our results of operations and cause or market share to decline".

LEGAL PROCEEDINGS

On June 25, 2012, Isola USA, our wholly-owned subsidiary, filed a civil action against TUC in the United States District Court for the District of Arizona, alleging infringement by TUC of certain patents owned by

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us that provide enhanced thermal electrical properties in laminate materials used to fabricate PCBs. On August 14, 2012, we amended our complaint against TUC to include a third patent which we allege is also being infringed by TUC. We are seeking injunctive relieve and monetary damages from TUC in this action.

On June 25, 2012, Isola USA filed a civil action against Park in the United States District Court for the District of Arizona, alleging infringement by Park of certain patents owned by us that provide enhanced thermal electrical properties in laminate materials used to fabricate PCBs.

On August 14, 2012, we amended our complaints against Park to include a third patent which we alleged was also being infringed by Park. On February 15, 2013, Isola USA and Park reached an agreement in which all issues between the parties were settled. Isola USA dismissed its litigation against Park in exchange for certain monetary and other consideration. Park also agreed that it would refrain from challenging the validity or enforceability of any of the applicable patents.

On August 17, 2012, Isola USA filed an enforcement complaint against TUC with the United States International Trade Commission (USITC). The complaint alleged that TUC had violated a March 12, 2009 Order ("consent order") entered by the USITC that bars TUC from importing and/or selling for importation any products that infringe certain claims of two Isola patents related to the use of talc fillers in epoxy laminates (the "Talc Filler Patents") through TUC's importing and selling its laminate and prepreg products in the United States. Specifically, the complaint sought enforcement of the consent order, the issuance of a cease and desist order against TUC and those acting in concert with TUC from importing and/or selling for importation the infringing products in the United States, and the imposition of monetary sanctions against TUC. On October 3, 2012, Isola USA was informed that the USITC has instituted an enforcement proceeding to determine whether TUC is in violation of the previously issued consent order and what, if any, enforcement measures are appropriate. On February 7, 2013, Isola USA and TUC reached a settlement. TUC has agreed to pay Isola USA royalties in consideration for a non-exclusive license to the Talc Filler Patents. TUC also agreed to refrain from challenging the validity or enforceability of any of the Talc Filler Patents for the life of those patents. On February 25, 2013, Isola USA and TUC filed a joint motion to terminate the enforcement proceedings with the USITC and to rescind the previously issued consent order based upon the settlement. The parties are awaiting a ruling on the joint motion.

From time to time, we are subject to various legal proceedings that arise in the normal course of our business activities. In addition, from time to time, third parties may assert intellectual property infringement claims against us. As of the date of this prospectus, we are not a party to any litigation the outcome of which, if determined adversely to us, would individually or in the aggregate be reasonably expected to have a material adverse effect on our results of operations or financial position.

REGULATION

Our operations are subject to various environmental laws and regulations that limit discharges into the environment, establish standards for the handling, generation, use, emission, release, discharge, treatment, storage and disposal of, or exposure to, hazardous materials, substances and waste, and require cleanup of contaminated soil and groundwater. These laws and regulations are complex, change frequently and have tended to become more stringent over time. Although the Company did not incur any material environmental costs or charges in fiscal 2012, 2011 or 2010, failure to comply with these laws and regulations could have a material adverse effect on our operations, including the temporary or permanent shut down of our facilities. Many of these laws and regulations provide for substantial fines and penalties and, in some cases, criminal sanctions for violations. Some of these laws and regulations may also impose liability for property damage and personal injury stemming from the presence of, or exposure to, hazardous substances. For example, under the Superfund Act and similar state laws in the United States, or under comparable laws in foreign jurisdictions, if one of our manufacturing facilities were to be identified by the

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applicable governmental authority as a hazardous waste disposal site or contaminated area, all parties who may have contributed to any waste, including us, could be jointly and severally liable for the cost of cleanup. Generally, these sites are locations at which numerous persons disposed of hazardous waste.

We are required to certify compliance with various material content restrictions in our products based on laws of various jurisdictions or territories, such as the Restriction of Hazardous Substances directives in the European Union, and comparable directives in China, which restrict the use of various hazardous materials, including lead, in the manufacture of certain types of electronic and electrical equipment. The European Union's Registration, Evaluation, Authorization and Restriction of Chemicals regulations require companies manufacturing or importing certain chemical substances into the European Union to register those substances. Disclosure by manufacturers that they use such materials could result in pressure from customers and other constituencies. We do not believe that these laws or regulations currently apply to our operations, although we continually monitor changes in interpretations of these laws, and regulations adopted under them, for potential application to our operations. These laws and regulations provide for substantial fines and penalties for violations and, if applicable, could require the change or discontinuation of certain operations, any of which could have a material adverse effect on us.

Our operations are also governed by laws and regulations relating to workplace safety and worker health. We believe we are in material compliance with these laws and regulations. We also believe that we are in material compliance with applicable labor and employment laws and regulations.

EMPLOYEES

As of December 29, 2012, Isola had approximately 1,927 employees worldwide. Of these employees, 942 were engaged in manufacturing operations and 985 were employed in engineering, sales or administrative positions. We consider our employee relations to be good.

As of December 29, 2012, approximately 121 of our employees (or 6.3% overall) were members of one of the following unions: in Singapore, the United Workers of Electronic and Electrical Industries; in Germany, IG Metall; and in Italy, FEMCA CISL and FILTEA CGIL. Our relationship with these unions generally has been satisfactory. Within the last five years, we have not experienced any work stoppages at any of our facilities.

PROPERTIES AND FACILITIES

Our Corporate headquarters are in leased office space located in Chandler, Arizona. We maintain manufacturing facilities and R&D laboratories globally. We believe that our facilities are adequate for our current and projected needs.

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The following table sets forth information concerning our principal facilities owned or leased by us.

Location	Owned / leased / land use rights	Approximate square footage	Expiration of lease or land use rights	Type of facility

Elk Grove, California	Owned	44,000	N/A	Manufacturing
Chandler, Arizona (3100 W. Ray Road)	Leased	18,500	May 31, 2013	Corporate and regional offices
Chandler, Arizona (165 S. Price Road)	Owned	97,000	N/A	Manufacturing; research and development
Franklin, New Hampshire(1)	Owned	99,700	N/A	Manufacturing
Ridgeway, South Carolina	Owned	110,000	N/A	Manufacturing

Total in North America		369,200
Hong Kong	Leased	11,400	May 31, 2015	Regional offices
Taoyuan, Taiwan	Owned	138,600	N/A	Manufacturing
Yangmei, Taiwan	Owned	90,700	N/A	Manufacturing
Huizhou, China(2)	Land Use Right	220,500	January 1, 2048	Manufacturing
Suzhou, China(2)	Land Use Right	146,500	December 31, 2046	Manufacturing
Kuching, Malaysia(3)	Leased	39,200	April 30, 2015	Manufacturing
Singapore	Leased	134,200	December 31, 2019	Manufacturing; research and development

Total in Asia		781,100
Duren, Germany	Owned	826,300	N/A	Manufacturing; regional offices; research and development
Brugherio, Italy (glass fabric)	Leased	252,000	March 9, 2023	Manufacturing

Total in Europe		1,078,300
TOTAL WORLDWIDE		2,228,600

(1)
This facility has been closed and is currently held for sale.

(2)
There is no private land ownership in China. Land in China is owned by the government and cannot be sold to any individual or entity. Instead, the government grants or allocates landholders a "land use right", which is sometimes referred to informally as land ownership. Land use rights are granted for specific purposes and for limited periods. Each period may be renewed at the expiration of the initial and any subsequent terms. Granted land use rights are transferable and may be used as security for borrowings and other obligations. We have been issued land use right certificates for our property located in Huizhou, China until 2048 by the municipal government of Boluo and for our property located in Suzhou, China until 2046 by the municipal government of Suzhou Industrial Park. Such certificates may be renewed upon our application and the municipal governments' approval.

(3)
This facility was closed in fiscal 2012.

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 FINANCIAL INFORMATION FOR SEGMENTS AND GEOGRAPHICAL AREAS

  For information regarding revenues from external customers by segment and geographic area, measures of profit or loss and total assets by segment and long-lived assets by geographic area, see Note 14 to our consolidated financial statements included elsewhere in this prospectus.

 Management

Prior to this offering, we were a private company controlled by our Sponsors. The following table sets forth certain information regarding our executive officers, other key employees and directors.

Name	Age	Position

Raymond Sharpe	64	President, Chief Executive Officer and Director
F. Gordon Bitter	70	Executive Vice President and Chief Financial Officer
Tarun Amla	48	Executive Vice President and Chief Technology Officer
Mathew LaRont	49	President, Asia and Global Supply Chain Officer
Robert Chaney	52	President, Americas
Karl Stollenwerk	55	President, Europe
Kevin Burns	49	Director
Donald Colvin	60	Director
H. McIntyre Gardner	51	Director
Jordon Kruse	41	Director
Jeffrey McCreary	56	Director
Timothy Millikin	30	Director
Cassidy Traub	31	Director

EXECUTIVE OFFICERS AND KEY EMPLOYEES

Raymond Sharpe is the President and Chief Executive Officer of Isola, a position that he has held since he joined us in June 2004. Mr. Sharpe has also served as a member of our board of directors since September 2011, and served as a member of the board of directors of the Sponsor Holding Company since June 2004. Prior to joining Isola, Mr. Sharpe was the Chief Executive Officer of Cookson Electronics and a member of the board of directors of Cookson Group Plc, a position he held for over ten years. Mr. Sharpe helped build Cookson Electronics into a leading global supplier of materials and equipment servicing the PCB, PCB assembly and semiconductor packaging markets. In addition, Mr. Sharpe served for ten years as a director for SPS Technologies, Inc., a NYSE-listed manufacturer of specialty materials for the aerospace industry. He also currently serves as a director of Cytec Industries Inc., a NYSE-listed specialty chemicals company. Mr. Sharpe received a bachelor of arts degree from East Carolina University and has over thirty years of experience in the electronics industry. In April 2011, Mr. Sharpe was elected to serve on the board of IPC, the industry association for printed circuit board and electronics manufacturing service companies. Mr. Sharpe was selected to serve as a member of our board of directors because of his extensive leadership experience in the electronics industry, his intimate knowledge of Isola's business and operations, and his deep understanding of both our markets and our competitors.

F. Gordon Bitter is the Executive Vice President and Chief Financial Officer of Isola, a position that he has held since he joined us in 2008. Prior to joining Isola, Mr. Bitter was the Senior Vice President and Chief Financial Officer of Plexus, a Nasdaq-listed contract manufacturer of high-end technology products servicing the wireless infrastructure, networking, medical and aerospace markets. Prior to his five year tenure at Plexus, Mr. Bitter was the Senior Vice President and Chief Financial Officer of Hadco Corporation, a NYSE-listed PCB manufacturer. Mr. Bitter received a bachelor of science degree in mathematics from Bucknell University and an M.B.A. from the Wharton School of the University of Pennsylvania.

Tarun Amla is the Executive Vice President and Chief Technology Officer of Isola, and is responsible for our global research and technology and global OEM marketing programs with a focus on new product development. Prior to his current role, Mr. Amla served in various leadership capacities, including as Vice

Management

President of Operations and Technology and Vice President of Marketing and Technology. Prior to joining Isola, Mr. Amla was the Director of Operations for AlliedSignal Laminate Systems in Singapore. During his more than twenty years in the electronics industry, Mr. Amla has gained extensive experience in general management, manufacturing operations, engineering, product technology, marketing and sales. Mr. Amla received a bachelor of science degree in mechanical engineering from the National Institute of Technology Calicut in India, a master of science degree in engineering from Arizona State University with an emphasis on modeling and simulation, a master of science degree in mechanical engineering with a concentration in computational mechanics from Purdue University, and an M.B.A. from the Kellogg School of Management at Northwestern University.

Mathew LaRont is the President, Asia, a position he has held since June 2011. In July 2009, Mr. LaRont assumed additional responsibility as Isola's Global Supply Chain Officer, a position that he still holds. In his current roles, Mr. LaRont is responsible for all aspects of our Asian operations and oversees our strategic global supply chain, managing supply contracts and supplier licensing. Prior to his current position, Mr. LaRont served as the President, Americas and prior to that, Vice President, Sales and Marketing—Asia. Mr. LaRont joined Isola in 2004. Prior to joining Isola, Mr. LaRont held various positions with Solectron Corporation, a global electronics manufacturing company, including Director of Global Materials and General Manager in Taiwan. Prior to his tenure at Solectron Corporation, Mr. LaRont served as the Director of Sales and Operations for Sanmina-SCI Corporation, a Nasdaq-listed integrated electronics manufacturing service provider, and held various managerial positions with Praegitzer Industries, Inc., including Financial Controller and Regional Sales Manager for the West Coast. With over twenty years of electronics industry experience, Mr. LaRont brings a broad range of expertise to Isola.

Robert Chaney is the President, Americas, a position he has held since joining us in August 2011. In his current role, Mr. Chaney is responsible for all sales, customer service and manufacturing operations in the Americas. Prior to joining Isola, Mr. Chaney was President of the PCB Interconnect Technologies division at Sanmina-SCI Corporation, a position he held from June 2010 to December 2010. Prior to Sanmina-SCI, Mr. Chaney was President of First Mile Technologies, a provider of Internet, security monitoring, fiber connectivity, phone, and cable television services, a position he held from January 2004 to June 2010. Mr. Chaney has held senior-level positions with a number of other high-technology companies, including ATMI, Nanovation Technologies, AT&T and IBM. Mr. Chaney is a graduate of Purdue University and has more than twenty years of experience in the electronics industry.

Karl Stollenwerk is the President, Europe, a position he has held since May 2009. In his current role, Mr. Stollenwerk is responsible for managing all operations for the Isola and Isola Fabrics business in Europe. Before assuming his current position, Mr. Stollenwerk was Director of Sales, General Manager and Managing Director of our Isola Düren operation. Mr. Stollenwerk joined Isola in October 1987 and, during his more than twenty years with Isola, he has acquired extensive experience in marketing and sales in the electronics industry. He has a broad knowledge of all customer-related aspects of the European PCB industry.

NONEMPLOYEE DIRECTORS

Kevin Burns has served as a member of our board of directors since September 2011 and served as Chairman of the board of directors of the Sponsor Holding Company since June 2004. Mr. Burns has been a TPG Partner in the Operations Group since 2003 and was nominated to serve as our director by TPG. In March 2008 he became the Partner in Charge of TPG's Manufacturing/Industry Sector. Prior to joining TPG, he served as Executive Vice President and Chief Materials Officer of Solectron Corporation, an electronics manufacturing services provider. Prior to joining Solectron, Mr. Burns served as Vice President of Worldwide Operations of the Power Generation Business Unit of Westinghouse Corporation and President of Westinghouse Security Systems. Prior to Westinghouse, he was a consultant at McKinsey &

Management

Company, Inc. and spent three years at the General Electric Corporation in various operating roles. Mr. Burns received a bachelor of science degree in mechanical and metallurgical engineering (cum laude) from the University of Connecticut and received an M.B.A. from the Wharton School of the University of Pennsylvania. He currently serves on the boards of directors of Nexco Solutions LLC, Fleetpride Inc., Armstrong World Industries and American Tire Distributors. Mr. Burns also served on the boards of directors of Freescale Semiconductor Holdings I, Ltd. from 2008 to 2011 and Graphic Packaging Holding Co. from 2009 to 2011. Mr. Burns was selected to serve as a member of our board of directors because of his extensive management expertise and his knowledge of both our Company and industry.

Donald Colvin has served as a member of our board of directors since September 2011. Mr. Colvin has served as the Executive Vice President and Chief Financial Officer of Caesars Entertainment Corporation since November 2012. Before joining Caesars, Mr. Colvin served as Executive Vice President and Chief Financial Officer of ON Semiconductor Corporation from 2003 to 2012. Before joining ON Semiconductor, beginning in 1998, Mr. Colvin served as Vice President of Finance and Chief Financial Officer at Atmel Corporation, a manufacturer of advanced semiconductors. Mr. Colvin served as Chief Financial Officer of a subsidiary of Atmel from 1995 to 1998. From 1985 to 1995, he held various positions with European Silicon Structures, most recently as Chief Financial Officer. Mr. Colvin also held various financial positions with Motorola Semiconductors Europe from 1977 to 1985. Mr. Colvin holds a bachelor of arts degree in economics and an M.B.A. from the University of Strathclyde, Scotland. From May 2007 to August 2011, Mr. Colvin served as a member of the board of directors of Applied Micro Circuits Corporation, a Nasdaq-listed provider of integrated circuits for processing, transporting and storing information. Mr. Colvin was selected to serve as a member of our board of directors because of his finance and accounting expertise, managerial experience and knowledge of our industry.

H. McIntyre Gardner has served as a member of our board of directors since September 2011. Mr. Gardner retired in 2008 from Merrill Lynch & Co., Inc. as the head of the Americas Region and Global Bank Group, Global Private Client. Prior to joining Merrill Lynch in July 2000, Mr. Gardner was the President and Chief Operating Officer of Helen of Troy Limited, a Nasdaq-listed personal care products manufacturer. Mr. Gardner has served as a member of the board of directors of Spirit Airlines, a Nasdaq-listed provider of passenger airline services, since 2010. Mr. Gardner received a bachelor of arts degree from Dartmouth College. Mr. Gardner was selected to serve as a member of our board of directors because of his financial management expertise, qualifications as a business executive and his prior experience as a director of both public and private companies.

Jordon Kruse has served as a member of our board of directors since September 2011 and served as a member of the board of directors of the Sponsor Holding Company since October 2010. Mr. Kruse is a Managing Director at Oaktree Capital Management, LP, a Los Angeles-based institutional money manager, and was nominated to serve as our director by Oaktree Capital. He is a member of Oaktree's Principal Fund, which focuses on investments in private equity and distressed debt for control and is responsible for the general manufacturing, packaging, chemicals, and building products sectors. Prior to joining Oaktree in 2001, Mr. Kruse was an attorney at the law firm of Kirkland & Ellis LLP, which he joined in 1997. Mr. Kruse serves on the boards of directors of Dayton Superior Corporation, a manufacturer and distributor of products used in concrete construction, Chesapeake UK Holding Ltd, a supplier of specialty paperboard packaging products in Europe, Cyanco Corporation, a manufacturer of sodium cyanide used in the gold mining industry, and CF Group Inc., a commercial furniture company. Mr. Kruse served on the boards of directors of Spirit Airlines, Inc., a Nasdaq-listed provider of passenger airline services, from 2005 to 2012 and Nordenia International AG, a German-based producer of plastics packaging, from 2006 to 2012. Mr. Kruse received a bachelor of arts degree from the University of Virginia and a J.D. from Northwestern University. Mr. Kruse was selected to serve as a member of our board of directors because of his financial expertise, knowledge of our Company and his general business experience.

Management

Jeffrey McCreary has served as a member of our board of directors since September 2011 and served as a member of the board of directors of the Sponsor Holding Company since January 2006. Mr. McCreary is an independent management consultant who retired in 2005 as a Senior Vice President for Texas Instruments. In this capacity he was responsible for Texas Instruments' sales and account management, field technical support and channel marketing strategies around the globe. Prior to joining Texas Instruments, Mr. McCreary held engineering and strategic marketing positions within the Bell System. Mr. McCreary received a bachelor of science degree in electrical engineering and an honorary doctorate of engineering from the Rose-Hulman Institute of Technology. Mr. McCreary served on the board of Gennum Corporation, a Toronto Stock Exchange-listed provider of semiconductor products and intellectual property cores for consumer connectivity, enterprise, video broadcast and data communications applications, until Gennum was acquired by Semtech Corporation in March 2012. He also served on the board of directors of MIPS Technologies from December 2011 until its acquisition by Imagination Technologies Group PLC in February 2012. Additionally, Mr. McCreary is a long-standing member of the board of trustees for the Rose-Hulman Institute of Technology. Mr. McCreary was selected to serve as a member of our board of directors because of his international experience in business, his background in engineering, and his extensive experience in the technology industry.

Timothy Millikin has served as a member of our board of directors and as a member of the board of directors of the Sponsor Holding Company since July 2012. Mr. Millikin was nominated to serve as our director by TPG. Mr. Millikin is a TPG Vice President in the Technology, Media and Telecom group. Mr. Millikin has been in his present role at TPG since August 2011 and previously worked at TPG as an Associate from 2007 to 2009. Prior to joining TPG in 2007, Mr. Millikin worked in the Technology Mergers and Acquisitions group at Morgan Stanley. Mr. Millikin holds a bachelor of arts degree in Economics from Dartmouth College and an M.B.A. from the Stanford Graduate School of Business, where he was an Arjay Miller Scholar. Mr. Millikin was selected to serve as a member of our board of directors because of his finance and banking background and experience in the technology industry.

Cassidy Traub has served as a member of our board of directors since September 2011 and has served as a member of the board of directors of the Sponsor Holding Company since October 2010. Mr. Traub is Senior Vice President at Oaktree Capital Management, LP, a Los Angeles based institutional money manager, and was nominated to serve as our director by Oaktree Capital. He is a member of Oaktree's Principal Fund, which focuses on investments in private equity and distressed debt for control, and is responsible for the packaging, chemicals, technology and business services sectors. Prior to joining Oaktree in 2005, Mr. Traub was an investment banker at UBS Investment Bank, which he joined in 2003. Mr. Traub serves on the board of directors of Crimson Exploration Inc., a Nasdaq-listed energy company, Chesapeake UK Holding Ltd, a supplier of specialty paperboard packaging, and Cyanco Corporation, a manufacturer of sodium cyanide used in the gold mining industry. Mr. Traub received a bachelor of arts degree in economics from Princeton University. Mr. Traub was selected to serve as a member of our board of directors because of his financial expertise, knowledge of our Company and his general business experience.

COMPOSITION OF THE BOARD OF DIRECTORS

Controlled Company Exemption.    After the completion of this offering, the Sponsors and their affiliates will control a majority of the voting power of our outstanding ordinary shares (approximately         % if the underwriters do not exercise their option to purchase additional shares). In addition, at the completion of this offering, we will enter into a shareholders' agreement with our Sponsors that will give each of TPG and Oaktree the right to nominate representatives to our board of directors, and require all of our Sponsors to vote for the election of these nominees to our board of directors, so long as TPG and Oaktree own specified percentages of our outstanding voting securities. See "Certain Relationships and Related Party Transactions—Agreements with Our Sponsors—Shareholders and Registration Rights Agreement". As a

Management

result, we are a "controlled company" within the meaning of the Nasdaq corporate governance standards. Under the Nasdaq rules, if more than 50% of the voting power of a listed company is held by an individual, group or another company, the listed company is a "controlled company" and may elect not to comply with certain Nasdaq corporate governance standards, including:

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the requirement that a majority of our board of directors consist of independent directors;

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the requirement that we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities;

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the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities; and

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the requirement for an annual performance evaluation of the nominating and corporate governance and compensation committees.

We have adopted charters for our audit, nominating and corporate governance and compensation committees, intend to conduct annual performance evaluations for these committees, and initially expect all of our committee members and a majority of our board of directors to be considered independent directors under the independence criteria of Nasdaq. All of our directors, except Mr. Sharpe, are considered independent directors. Although we intend to comply with these listing requirements whether or not we are a controlled company, there is no guarantee that we will not take advantage of the controlled company exemptions in the future. Accordingly, you may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

Any director may be removed from office by our shareholders. Our Principal Sponsors are together the beneficial owners of a majority of our ordinary shares and will be able to unilaterally remove directors.

BOARD COMMITTEES

Our board of directors has established an audit committee, a compensation committee and a corporate governance and nominating committee, as discussed below.

Audit Committee.    Our audit committee is responsible for, among other things, making recommendations concerning the engagement of our independent public accountants, reviewing with the independent public accountants the plans and results of the audit engagement, approving professional services provided by the independent public accountants, reviewing the independence of the independent public accountants, considering the range of audit and non-audit fees and reviewing the adequacy of our internal accounting controls. Our audit committee is comprised of Messrs. Colvin (chairman), Gardner and McCreary, each of whom is a financial expert for purposes of the Nasdaq rules.

Compensation Committee.    The compensation committee is primarily concerned with administering programs and policies regarding the compensation of executive officers and employee benefit plans. The committee is responsible for determining compensation of our executive officers and other employees and overseeing the administration of all employee benefit plans and programs. Our compensation committee is comprised of Messrs. Gardner (chairman), Burns and Kruse.

Corporate Governance and Nominating Committee.    The corporate governance and nominating committee is primarily concerned with identifying individuals qualified to become members of our board of directors, selecting the director nominees for the next annual meeting of the shareholders and reviewing our corporate governance policies. The committee is responsible for reviewing director compensation and benefits, overseeing the annual self-evaluations of our board of directors and making recommendations to

Management

the board concerning the structure and membership of the other board committees. Our corporate governance and nominating committee is comprised of Messrs. McCreary (chairman), Millikin and Traub.

For so long as we are a controlled company within the meaning of the Nasdaq listing standards, each of TPG and Oaktree have the right to designate one member to our compensation committee, and one member to our corporate governance and nominating committee. See "Certain Relationships and Related Party Transactions—Agreements with Our Sponsors-Shareholders and Registration Rights Agreement".

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

There are no compensation committee interlocks; no executive officer of ours serves as a member of the board of directors or the compensation committee of another entity that has an executive officer serving on our board of directors.

 Executive Compensation

SUMMARY COMPENSATION TABLE

The following table sets forth information regarding the compensation of our named executive officers for fiscal 2011 and fiscal 2012:

Name and principal position	Year(1)	Salary ($)	Bonus ($)	Stock awards ($)	Option awards ($)	Non-equity incentive plan compensation(2) ($)	Nonqualified deferred compensation earnings ($)	All other compensation(3) ($)	Total ($)

Raymond Sharpe	2012	$619,231	—	—	—	608,000	—	49,557	$1,276,788
President and Chief Executive Officer	2011	$595,874	—	—	—	486,000	—	363,568	$1,445,442
F. Gordon Bitter	2012	$347,692	—	—	—	221,312	—	—	$569,004
Executive Vice President and Chief Financial Officer	2011	$339,231	—	—	—	198,900	—	—	$538,131
Tarun Amla	2012	$335,385	—	—	—	167,808	—	7,275	$510,468
Executive Vice President and Chief Technology Officer	2011	$312,692	—	—	—	141,750	—	23,043	$477,485

(1)
Both fiscal 2011 and 2012 were a 52-week year.

(2)
Represents cash bonuses paid under our Bonus Plans.

(3)
Components of the All Other Compensation column for 2011 and 2012 include life insurance premiums paid by the Company for the benefit of named executive officers, matching contributions made by the Company to the named executive officers' 401(k) Plan accounts, perquisites, and the repurchase of profits interest units.

Name	Year	Life Insurance Premium ($)	401(k) Plan match ($)	Perquisites ($)		Profits Interest Unit Repurchase ($)	Total ($)

Raymond Sharpe	2012	$7,057	7,500	35,000	(a)	—	$49,557
	2011	$7,057	8,184	35,000	(a)	313,327	$363,568
Tarun Amla	2012	$—	7,275	—		—	$7,275
	2011	$—	7,200	923	(b)	14,920	$23,043

(a)
Under the terms of Mr. Sharpe's employment agreement, in fiscal 2011 and 2012 he received an annual stipend of $35,000, which was paid in monthly installments, for a country club membership and a car allowance.

(b)
Represents amounts paid by the Company for Mr. Amla's car allowance, which was eliminated in January 2011.

Narrative Explanation of Certain Aspects of Summary Compensation Table

Sponsor Limited Partnership Equity Compensation Awards

Historically, our equity compensation awards granted to executive officers and other employees have been made through awards to purchase limited partnership units in the Sponsor Limited Partnership. Prior to completion of this offering, the Sponsor Limited Partnership owns 100% of our current Luxembourg Holding Company, and is wholly-owned by the Sponsor Holding Company. In connection with the completion of this offering, our new Cayman Islands company, Isola Group Ltd., has established a new equity incentive plan that will allow our executive management to receive equity awards, such as stock options, restricted stock and restricted stock units for ordinary shares of Isola Group Ltd. All of the existing

Executive Compensation

ownership interests and equity awards of executive management and other employees in the Sponsor Limited Partnership, including the options and restricted units, will, concurrent with this offering, be converted into equivalent ordinary shares and awards for ordinary shares, respectively, of Isola Group Ltd., which will be publicly traded.

Bonus Plans

Prior to this offering, the members of the Sponsor Holding Company's board of managers, established a Bonus Plan for each of fiscal 2011 and 2012, in which our named executive officers and other executives participated. The award opportunities for each participant are expressed as a percentage of base salary. Awards under the 2011 Bonus Plan were based solely on the attainment of a certain level of Consolidated Adjusted EBITDA. For the 2012 Bonus Plan, there were two criteria on which bonus awards were determined: 80% of the target award was tied to the attainment of Consolidated Adjusted EBITDA and 20% of the target award was tied to the attainment individual objectives for each participant. Consolidated Adjusted EBITDA (as defined under our senior secured credit agreement) was the sole criterion to determine awards in fiscal 2011 because of its emphasis on operational earnings and its ability to serve as a proxy for "cash flow". Achieving a certain level of Consolidated Adjusted EBITDA is also an important element of the financial covenants of our principal credit agreements, so its use as the sole criterion for the 2011 Bonus Plan and the more significant of two criteria for the 2012 Bonus Plan aligned the interest of our executives with the corporate objective of ensuring compliance with these agreements.

Consolidated Adjusted EBITDA (as defined under our senior secured credit agreement) is different than Adjusted EBITDA used elsewhere in this prospectus. "Consolidated Adjusted EBITDA" is defined as our net income / (loss) plus (i) interest expense and interest income, net, (ii) provision for income taxes, (iii) depreciation and amortization, (iv) certain adjustments for stock-based compensation, restructuring charges, foreign exchange gain / (loss)—net, management fees paid to TPG, embedded derivatives gain / (loss)—net and pre-IPO expenses and (v) certain additional adjustments for pension expense, other taxes (such as property and withholding taxes on cash remittances from our foreign subsidiaries), certain non-recurring losses as defined by the credit agreement and certain transaction costs.

The 2011 Bonus Plan had three target levels of Consolidated Adjusted EBITDA for determining bonus awards:

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  a "threshold" level of Consolidated Adjusted EBITDA of $83.0 million, below which no bonus could be earned;

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  a "target" level of Consolidated Adjusted EBITDA of $110.7 million, above which a bonus could be earned; and

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  a "maximum" level of Consolidated Adjusted EBITDA of $127.3 million, beyond which no additional bonus could be earned.

Each target level of Consolidated Adjusted EBITDA for fiscal 2011 was tied to our fiscal 2011 financial plan. Awards for attainment of Consolidated Adjusted EBITDA between the threshold and the target would have been determined by straight line interpolation, as would have awards for attainment of Consolidated Adjusted EBITDA between target and maximum.

At the time that bonuses were awarded, Consolidated Adjusted EBITDA for fiscal 2011 was determined to be $98.4 million, which was above the "threshold" level but below the "target" level for awards under the Bonus Plan. Accordingly, the executive officers received bonus awards, which were determined by a straight-line interpolation between the "threshold" level and the "target" level of Consolidated Adjusted EBITDA.

Executive Compensation

The 2012 Bonus Plan had three target levels of Consolidated Adjusted EBITDA for determining the portion of the bonus awards tied to the attainment of Consolidated Adjusted EBITDA:

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  a "threshold" level of Consolidated Adjusted EBITDA of $81.0 million, below which no bonus could be earned;

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  a "target" level of Consolidated Adjusted EBITDA of $110.0 million, above which a bonus could be earned; and

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  a "maximum" level of Consolidated Adjusted EBITDA of $124.2 million, beyond which no additional bonus could be earned.

Each target level of Consolidated Adjusted EBITDA for fiscal 2012 was tied to our fiscal 2012 financial plan. Awards for attainment of Consolidated Adjusted EBITDA between the threshold and the target would be determined by straight line interpolation, as would have awards for attainment of Consolidated Adjusted EBITDA between target and maximum.

At the time that bonuses were awarded, Consolidated Adjusted EBITDA for fiscal 2012 was determined to be $106.0 million, which was above the "threshold" level but below the "target" level for awards under the 2012 Bonus Plan. Accordingly, the executive officers received bonus awards, which were determined by a straight-line interpolation between the "threshold" level and the "target" level of Consolidated Adjusted EBITDA and the achievement of their individual objectives.

Employee Benefit Plans

Our named executive officers are eligible to participate in our employee benefit plans on the same terms as our other employees. These benefits include a 401(k) plan, group health insurance and short- and long-term disability insurance. We do not have an active defined benefit retirement plan.

OUTSTANDING EQUITY AWARDS AS OF THE END OF FISCAL 2012

The following table provides information concerning unexercised option awards and stock awards for each of our named executive officers as of December 29, 2012:

	Option awards(1)
	Number of securities underlying unexercised options (#) exercisable				Stock awards(2)
Name		Unexercisable (#)	Option exercise price ($)	Option expiration date	Number of stock awards held that have not vested (#)	Market value of stock awards held that have not yet vested ($)(3)

Raymond Sharpe	3,844,734	1,922,366	$0.49	October 8, 2020	1,094,300	$1,050,528
F. Gordon Bitter	1,025,266	512,634	0.49	October 8, 2020	465,100	446,496
Tarun Amla	835,000	417,500	0.49	October 8, 2020	458,400	440,064

(1)
Represents options to purchase limited partner common units in the Sponsor Limited Partnership. Each of the option grants shown in the table vests over a period of three years in equal installments on the anniversary date of the grant (i.e., the first third of the grant vested on October 8, 2011, the second third of the grant vests on October 8, 2012 and the remaining third of the grant vests on October 8, 2013).

(2)
Represents restricted limited partner common units in the Sponsor Limited Partnership. Each of the restricted unit grants shown in the table vests over a period of three years in equal installments on the anniversary date of the grant (i.e., the first third of the grant vests on October 8, 2011, the second third of the grant vests on October 8, 2012 and the remaining third of the grant vests on October 8, 2013), provided that there has been either (i) a change in control or (ii) an initial public offering of equity securities of the Company and that the participant may sell such securities in a public market free of any "market stand-off" or "lock-up" restrictions.

(3)
Represents the estimated market value of the restricted limited partner common units in the Sponsor Limited Partnership as of December 29, 2012.

Executive Compensation

 PENSION BENEFITS

We maintain pension benefits under the Isola USA Corp. Retirement Plan ("Retirement Plan") and the Supplemental Executive Retirement Plan ("SERP"), both of which are defined benefit plans and have been frozen. Mr. Amla is the only named executive officer that participated in either the Retirement Plan or the SERP. The Retirement Plan is a qualified retirement plan in which all our U.S. employees were eligible to participate until it was frozen on December 31, 2003. In January 2004, we established the SERP to replace the benefits provided under the Retirement Plan, and to supplement the benefits provided under Isola's 401(k) plan. Mr. Amla participated in the Retirement Plan from January 4, 2000, the date on which he became a U.S.-based Isola employee, to December 31, 2003 when the Retirement Plan was frozen. Participation in the SERP was limited to management or highly compensated employees who were relocated in connection with moving our headquarters from LaCrosse, Wisconsin to Chandler, Arizona in 2004. The SERP was frozen on January 31, 2009.

Under the Retirement Plan, the annual annuity payable at age 65 is 1.3% of final average earnings (based on the highest 60 consecutive months of the last 120 months prior to the freeze date of W-2 earnings, not greater than the Internal Revenue Code limit for each year) times years of service.

The benefit formula for the SERP is the same as the Retirement Plan, without the Retirement Plan compensation and benefit limitations. Service is credited from January 1, 2004 through the date of the freeze, January 31, 2009.

EMPLOYMENT AGREEMENTS AND CHANGE IN CONTROL ARRANGEMENTS

Raymond Sharpe.    We entered into an employment agreement with Raymond Sharpe, our President and Chief Executive Officer, on June 2, 2004, which was amended and restated as of August 11, 2008 and amended on December 19, 2011 and April 1, 2012. If we terminate Mr. Sharpe's employment without cause, he is entitled to receive his base salary at the monthly rate in effect as of the date of termination for a period of eighteen months. If we terminate Mr. Sharpe's employment without cause or he resigns for good reason within two years following a change in control, then Mr. Sharpe is entitled to a lump sum payment equal to 1.5 times his annual base salary at the date of termination plus his target bonus. In addition, for the eighteen month period following the date of termination, he is entitled to continued medical benefits that he was receiving at the date of termination. We pay Mr. Sharpe an annual stipend of $35,000 for a country club membership and a car allowance. Mr. Sharpe's employment agreement also includes non-competition and non-solicitation covenants by Mr. Sharpe for a one-year period following termination of his employment with us for any reason.

F. Gordon Bitter.    We entered into an employment agreement with F. Gordon Bitter, our Executive Vice President and Chief Financial Officer, on June 30, 2009, which was amended on December 16, 2011. If we terminate Mr. Bitter's employment without cause or he resigns for good reason following a change in control, Mr. Bitter is entitled to receive his current monthly base salary for a period of 12 months in accordance with our normal payroll practices. During the period in which he is receiving severance benefits from us, Mr. Bitter is eligible to continue to participate in the health and benefit coverage that is available to our employees. Mr. Bitter's employment agreement also includes non-competition and non-solicitation covenants by Mr. Bitter for a one-year period following termination of his employment with us for any reason.

Tarun Amla.    We entered into a restated employment agreement with Tarun Amla, our Executive Vice President and Chief Technology Officer, on October 1, 2004, which was amended on December 29, 2011 and February 10, 2012. If we terminate Mr. Amla's employment at any time for any reason, he is entitled receive his current monthly base salary for a period of 12 months in accordance with our normal payroll practices. During the period in which he is receiving benefits from us, Mr. Amla is eligible to continue to

Executive Compensation

participate in the health and benefit coverage that is available to our employees. Mr. Amla's employment agreement also includes non-competition and non-solicitation covenants by Mr. Amla for a one-year period following termination of his employment with us for any reason.

EQUITY INCENTIVE PLANS

Our New Equity Plan was approved by the board of directors of Isola Group Ltd. in October 2011. It is intended to make available incentives that will assist us to attract, retain and motivate employees, including officers, consultants and directors after the completion of this offering. We may provide these incentives through the grant of share options, share appreciation rights, restricted shares, restricted share units, performance shares and units, and other cash-based or share-based awards.

A total of                           ordinary shares will be initially authorized and reserved for issuance under the New Equity Plan. This reserve will automatically increase on January 1, 2013 and each subsequent anniversary through 2021, by an amount equal to the smaller of (i) 3.0% of the number of ordinary shares issued and outstanding on the immediately preceding December 31, or (ii) a lesser amount determined by the board.

Appropriate adjustments will be made in the number of authorized shares and other numerical limits in the New Equity Plan and in outstanding awards to prevent dilution or enlargement of participants' rights in the event of a share split or other change in our capital structure. Shares subject to awards which expire or are cancelled or forfeited will again become available for issuance under the New Equity Plan. The shares available will not be reduced by awards settled in cash or by shares withheld to satisfy tax withholding obligations. Only the net number of shares issued upon the exercise of share appreciation rights or options exercised by means of a net exercise or by tender of previously owned shares will be deducted from the shares available under the New Equity Plan.

The New Equity Plan is generally administered by the compensation committee of our board of directors. Subject to the provisions of the New Equity Plan, the compensation committee determines in its discretion the persons to whom and the times at which awards are granted, the sizes of such awards, and all of their terms and conditions. The compensation committee has the authority to construe and interpret the terms of the New Equity Plan and awards granted under it. The New Equity Plan provides, subject to certain limitations, for indemnification by the Company of any director, officer or employee against all reasonable expenses, including attorneys' fees, incurred in connection with any legal action arising from such person's action or failure to act in administering the New Equity Plan.

The New Equity Plan authorizes the compensation committee, without further shareholder approval, to provide for the cancellation of underwater share options or share appreciation rights in exchange for new at-the-money options or other equity awards or a cash payment.

Awards may be granted under the New Equity Plan to our employees, including officers, directors, or consultants or those of any present or future parent or subsidiary corporation or other affiliated entity. All awards are evidenced by a written agreement between us and the holder of the award and may include any of the following:

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Share Options. We may grant nonstatutory share options or incentive share options (as described in Section 422 of the United Stated Internal Revenue Code), each of which gives its holder the right, during a specified term (not exceeding 10 years) and subject to any specified vesting or other conditions, to purchase a number of ordinary shares at an exercise price per share determined by the administrator, which may not be less than the fair market value of an ordinary share on the date of grant.

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Share Appreciation Rights. A share appreciation right gives its holder the right, during a specified term (not exceeding 10 years) and subject to any specified vesting or other conditions, to receive the

Executive Compensation

  appreciation in the fair market value of our ordinary shares between the date of grant of the award and the date of its exercise. We may pay the appreciation in ordinary shares or in cash.

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Restricted Shares. The administrator may grant restricted share awards either as a bonus or as a purchase right at such price as the administrator determines. Restricted shares remain subject to forfeiture until vested, based on such terms and conditions as the administrator specifies. Holders of restricted shares will have the right to vote the shares and to receive any dividends paid, except that the dividends may be subject to the same vesting conditions as the related shares.

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Restricted Share Units. Restricted share units represent rights to receive ordinary shares (or their value in cash) at a future date without payment of a purchase price, subject to vesting or other conditions specified by the administrator. Holders of restricted share units have no voting rights or rights to receive cash dividends unless and until ordinary shares are issued in settlement of such awards. However, the administrator may grant restricted share units that entitle their holders to dividend equivalent rights.

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Performance Shares and Performance Units. Performance shares and performance units are awards that will result in a payment to their holder only if specified performance goals are achieved during a specified performance period. Performance share awards are rights denominated in ordinary shares, while performance unit awards are rights denominated in currency. The administrator establishes the applicable performance goals based on one or more measures of business performance enumerated in the New Equity Plan, such as revenue, gross margin, net income or total shareholder return. To the extent earned, performance share and unit awards may be settled in cash or in ordinary shares. Holders of performance shares or performance units have no voting rights or rights to receive cash dividends unless and until ordinary shares are issued in settlement of such awards.

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Cash-based Awards and Other Share-based Awards. The administrator may grant cash-based awards that specify a monetary payment or range of payments or other share-based awards that specify a number or range of shares or units that, in either case, are subject to vesting or other conditions specified by the administrator. Settlement of these awards may be in cash or ordinary shares, as determined by the administrator. Their holder will have no voting rights or right to receive cash dividends unless and until our ordinary shares are issued pursuant to the award. The administrator may grant dividend equivalent rights with respect to other share-based awards.

In the event of a change in control as described in the New Equity Plan, the acquiring or successor entity may assume or continue all or any awards outstanding under the New Equity Plan or substitute substantially equivalent awards. Any awards that are not assumed or continued in connection with a change in control or are not exercised or settled prior to the change in control will immediately vest and become exercisable in full as of, and if applicable shall be settled upon, the day immediately prior to the change in control, subject to additional terms and conditions for compensation provided pursuant to an award that constitutes nonqualified deferred compensation within the meaning of Section 409A of the Internal Revenue Code. The compensation committee may provide for the acceleration of vesting of any or all outstanding awards upon such terms and to such extent as it determines, except that the vesting of all awards held by members of the board of directors who are not employees will automatically be accelerated in full. The New Equity Plan also authorizes the compensation committee, in its discretion and without the consent of any participant, to cancel each or any outstanding award denominated in shares upon a change in control in exchange for a payment to the participant with respect to each share subject to the canceled award of an amount equal to the excess of the consideration to be paid per ordinary share in the change in control transaction over the exercise price per share, if any, under the award. In the event of the involuntary termination upon or within 12 months following a change of control of a participant who holds an award that has been assumed, continued or substituted by an acquirer or that remains subject to vesting under the vesting schedule applicable to such award, such award shall become immediately vested and exercisable in

Executive Compensation

full as of the date on which the participant's service terminated, and may be exercised or shall be settled during the period applicable to such award under the terms of the New Equity Plan and the applicable award agreement.

The New Equity Plan will continue in effect until it is terminated by the administrator, provided, however, that all awards will be granted, if at all, within 10 years of its effective date. The administrator may amend, suspend or terminate the New Equity Plan at any time, provided that without shareholder approval, the plan cannot be amended to increase the number of shares authorized, change the class of persons eligible to receive incentive share options or effect any other change that would require shareholder approval under any applicable law or listing rule.

DIRECTOR COMPENSATION

Historically, other than Jeffrey McCreary, we have not compensated our non-employee directors for their service on our board of directors. Upon his appointment to our board of directors in 2006, Mr. McCreary received 15,000 fully-vested partnership units. In addition, from January 2006 through September 2010, Mr. McCreary received an annual cash retainer of $16,000 and received a meeting fee of $4,000 for each board meeting that he attended and, effective October 2010, Mr. McCreary began receiving an annual cash retainer of $75,000, which is paid in quarterly installments, and stopped receiving a separate meeting fee. In 2011, as part of our efforts to attract and retain additional highly qualified individuals to our new board of directors, we adopted a director compensation policy that provides for cash and equity compensation to our non-employee directors.

The purpose of our non-employee director compensation policy is to provide a total compensation package that enables us to attract and retain, on a long-term basis, high caliber directors who are not employees or officers. Under our policy, our non-employee directors who are not associated with our Sponsors were entitled to cash compensation as set forth below for fiscal 2012:

Board of directors	Annual cash retainer

Directors	$75,000

Board committees	Annual cash retainer

Audit Committee Chairperson	$15,000
Compensation Committee Chairperson	15,000
Nominating and Corporate Governance Committee Chairperson	5,000
Other Audit, Compensation and Nominating and Corporate Governance Committee Members	—

Meetings	Per meeting attendance fee

Board Meetings	$—
Board Committee Meetings	—

In addition, each unaffiliated non-employee director is also entitled to annual compensation of $25,000 in restricted shares, with the first share grant effective at the close of market on the day this offering is completed. These awards vest in equal installments on the first three anniversaries of the date of grant provided the director remains on our board of directors at such time, and are subject to the terms and conditions of our New Equity Plan.

Executive Compensation

We also reimburse all non-employee directors for their reasonable out-of-pocket expenses incurred in attending meetings of our board of directors or any committees thereof.

We do not pay any compensation for serving on our board of directors to any employee directors or any director that is employed by one of our Sponsors. Accordingly, Mr. Sharpe does not receive additional compensation for his services as a member of our board of directors.

The following table sets forth a summary of the compensation we paid to our non-employee directors in fiscal 2012:

Non-employee Director Compensation Table—2012

Name	Fees earned or paid in cash(1)	Total

Kevin Burns	—	—
Donald Colvin	$86,250	$86,250
H. McIntyre Gardner	$86,250	$86,250
Jordon Kruse	—	—
Jeffrey McCreary	$77,500	$77,500
Timothy Millikin	—	—
Cassidy Traub	—	—

(1)
Includes annual retainer and committee fees earned by the respective director in 2012.

DIRECTOR LIMITATION OF LIABILITY AND INDEMNIFICATION ARRANGEMENTS

Our articles of association provide for, in the absence of knowing or reckless breach of duty or fraud, the indemnification of our directors and officers against liabilities, actions, proceedings, claims, damages, costs or expenses incurred by reason of any act or failure to act in the discharge of such directors' or officers' duties.

We have also entered into indemnification agreements with each of our directors. These agreements provide that we will indemnify each of our directors to the fullest extent permitted by the laws of the Cayman Islands and advance expenses to each indemnitee in connection with any proceeding in which indemnification is available.

We also maintain general liability insurance to provide insurance coverage to our directors and officers for losses arising out of claims based on acts or omissions in their capacities as directors or officers, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons controlling the registrant pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

These provisions may discourage shareholders from bringing a lawsuit against our directors in the future for any breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our shareholders. Furthermore, a shareholder's investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. We believe that these provisions, the indemnification agreements and the insurance are necessary to attract and retain talented and experienced directors and officers.

At present, there is no pending litigation or proceeding involving any of our directors or officers in which indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

 Principal Shareholders

Prior to this offering, a substantial amount of the investment in Isola is represented by CPCs issued by Isola's current Luxembourg Holding Company to the Sponsor Limited Partnership, which is controlled by our Sponsors. Immediately prior to this offering, we will reorganize as Isola Group Ltd., a Cayman Islands company, and all of the outstanding securities of the Luxembourg Holding Company, including the common shares and these CPCs will be effectively converted into ordinary shares of Isola Group Ltd., as described in "Prospectus Summary—Concurrent Transactions—Corporate Reorganization" (the "Corporate Reorganization and Conversion").

The following table provides information concerning beneficial ownership of our ordinary shares after giving effect to the Corporate Reorganization and Conversion (i) as of immediately prior to the consummation of this offering, and (ii) as adjusted to reflect the sale of ordinary shares in this offering, by:

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each shareholder, or group of affiliated shareholders, that owns more than 5% of the outstanding ordinary shares;

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each of our named executive officers;

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each of our directors; and

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all of our directors and executive officers as a group.

The following table lists the number of shares and percentage of shares beneficially owned after giving effect to the Corporate Reorganization and Conversion based on (i)               ordinary shares outstanding immediately prior to the consummation of this offering and (ii)              ordinary shares outstanding upon the completion of this offering.

Beneficial ownership is determined in accordance with the rules of the SEC, and generally includes voting power and/or investment power with respect to the securities held. Ordinary shares subject to options or other awards that are currently exercisable or exercisable within 60 days of                           , 2013 are deemed outstanding and beneficially owned by the person holding those options or other awards for purposes of computing the number of shares and percentage of shares beneficially owned by that person, but are not deemed outstanding for purposes of computing the percentage beneficially owned by any other person. Except as indicated in the footnotes to this table, and subject to applicable community property laws, the persons or entities named have sole voting and investment power with respect to all of our ordinary shares shown as beneficially owned by them.

Ordinary shares beneficially owned
Percent
Name	Number	Before offering(1)		After offering(1)(2)

5% Shareholders
TPG Funds(3) c/o TPG Global, LLC 301 Commerce Street, Suite 3300 Fort Worth, Texas 71602			%		%
OCM PF Laminates, L.P.(5) 333 S. Grand Ave., 28th Floor Los Angeles, CA90071

Principal Shareholders

Ordinary shares beneficially owned
Percent
Name	Number	Before offering(1)		After offering(1)(2)

Directors and Named Executive Officers
Raymond Sharpe(6)		*		*
F. Gordon Bitter(7)	—	*		*
Tarun Amla(8)	—	*		*
Kevin Burns(4)
Timothy Millikin(4)
Jordon Kruse(5)
Cass Traub(5)	—
Jeff McCreary(9)	—	*		*
Donald Colvin	—	—		—
McIntyre Gardner	—	—		—
All current directors and executive officers as a group (12 persons)			%		%

*
Denotes beneficial ownership of less than 1%.

(1)
Except as otherwise indicated herein, the address for each of the named beneficial owners is c/o Isola Group Ltd. 3100 W. Ray Road, Suite 301, Chandler, Arizona 85226.

(2)
Assumes that the underwriters' option to purchase additional shares has not been exercised.

(3)
Includes (i)                             ordinary shares of the Company held by TPG IV Hattrick AIV, L.P., a Cayman Islands exempted limited partnership ("Hattrick IV"), (ii)                            ordinary shares of the Company held by TPG Partners IV, L.P., a Delaware limited partnership ("Partners IV"), (iii)                            ordinary shares of the Company held by TPG FOF IV, L.P., a Delaware limited partnership ("FOF IV"), (iv)                             ordinary shares of the Company held by T3 Partners II, L.P., a Delaware limited partnership ("Partners II"), (v)                            ordinary shares of the Company held by T3 II Hattrick AIV, L.P., a Cayman Islands exempted limited partnership ("Hattrick II"), and (vi)                            ordinary shares of the Company held by T3 Parallel II, L.P., a Delaware limited partnership, ("Parallel II" and, together with Hattrick IV, Partners IV, FOF IV, Partners II and Hattrick II, the "TPG Funds") (such shares, collectively, the "TPG Shares"). The general partner of Hattrick IV is TPG GenPar IV Cayman, L.P., a Cayman Islands exempted limited partnership, whose general partner is TPG GenPar IV-AIV Advisors, Inc., a Cayman Islands exempted company, whose sole shareholder is TPG Holdings I, L.P., a Delaware limited partnership ("Holdings I"), whose general partner is TPG Holdings I-A, LLC, a Delaware limited liability company, whose sole member is TPG Group Holdings (SBS), L.P., a Delaware limited partnership, whose general partner is TPG Group Holdings (SBS) Advisors, Inc. ("Group Advisors"). The general partner of each of Partners IV and FOF IV is TPG GenPar IV, L.P., a Delaware limited partnership, whose general partner is TPG GenPar IV Advisors, LLC, a Delaware limited liability company, whose sole member is Holdings I. The general partner of each of Partners II, Hattrick II and Parallel II is T3 GenPar II, L.P., a Delaware limited partnership, whose general partner is T3 Advisors II, Inc., a Delaware corporation ("Advisors II"). David Bonderman and James G. Coulter are directors, officers and sole shareholders of Group Advisors and Advisors II and may therefore be deemed to be beneficial owners of the TPG Shares. Messrs. Bonderman and Coulter disclaim beneficial ownership of the TPG Shares except to the extent of their pecuniary interest therein. The address of Group Advisors, Advisors II and Messrs. Bonderman and Coulter is c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, TX 76102.

(4)
Kevin Burns is a TPG Partner and Timothy Millikin is a TPG Vice President. Neither Mr. Burns nor Mr. Millikin has voting or investment power over, and each disclaims beneficial ownership of, the TPG Shares. The address of each of Messrs. Burns and Millikin is c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, TX 76102.

(5)
Includes             ordinary shares held directly by OCM PF Laminates, L.P., Howard S. Marks, Bruce A. Karsh, Sheldon M. Stone, Larry W. Keele, Stephen A. Kaplan, John B. Frank, David M. Kirchheimer and Kevin L. Clayton, whom we refer to collectively as the "Oaktree Management Group" because they are members of the executive committee of Oaktree Capital Group Holdings GP, LLC. Oaktree Capital Group Holdings GP, LLC is the general partner of Oaktree Capital Group Holdings, L.P. Oaktree Capital Group Holdings, L.P. is the holder of the majority of the voting units of Oaktree Capital Group, LLC. Oaktree Capital Group, LLC is the managing member of Oaktree Holdings, LLC. Oaktree Holdings, LLC is the managing member of OCM Holdings I, LLC. OCM Holdings I, LLC is the general partner of Oaktree Capital I, L.P. Oaktree Capital I, L.P. is the

Principal Shareholders

  general partner of Oaktree Fund GP I, L.P. Oaktree Fund GP I, L.P. is the managing member of Oaktree Fund GP, LLC. Oaktree Fund GP, LLC is the general partner of OCM PF Laminates, L.P. As such, each such entity and each member of the Oaktree Management Group may be deemed to have voting and dispositive power over the ordinary shares held by OCM PF Laminates, L.P. Each such entity and each member of the Oaktree Management Group disclaims beneficial ownership of the ordinary shares of the Company except to the extent of any pecuniary interest therein.

  Each entity listed herein whose shares are beneficially owned by the Oaktree Management Group has a principal business address of: c/o Oaktree Capital Management, 333 S. Grand Avenue, Los Angeles, California 90071.

(6)
Includes             ordinary shares.

(7)
Includes             ordinary shares and             ordinary shares that may be acquired upon the exercise of options exercisable within 60 days after                           ,          .

(8)
Includes                           ordinary shares and             ordinary shares that may be acquired upon the exercise of options exercisable within 60 days after                           ,          .

(9)
Includes             ordinary shares and             ordinary shares that may be acquired upon the exercise of options exercisable within 60 days after                           ,          .

 Certain Relationships and Related Party Transactions

Since December 28, 2008, there has not been any transaction, nor is there any proposed transaction to which we were or will be a party in which the amount involved exceeded or will exceed $120,000 and in which any director, executive officer, holder of more than 5% of any class of our voting securities, or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest, other than (i) as set forth below or (ii) the compensation, employment and other agreements and transactions, which are described in "Management" and "Executive Compensation" elsewhere in this prospectus.

AGREEMENTS WITH OUR SPONSORS

TPG Management Agreement

In January 2005, we entered into a management agreement with TPG, pursuant to which TPG provides financial, advisory and consulting services to us (the "TPG Management Agreement"). These services include executive and management services; the design of our equity capital structure and assistance with analysis of our structure for tax purposes; identification, support and analysis of acquisitions and dispositions; support and analysis of financing alternatives; finance functions, including assistance in the preparation of financial projections, and monitoring of compliance with financing agreements; and various human resource functions, including the identification and hiring of directors and executive officers. There are no minimum levels of service required to be provided pursuant to the TPG Management Agreement.

The TPG Management Agreement also includes customary indemnification provisions in favor of TPG, and customary limitations of TPG's liability for services rendered under the TPG Management Agreement provided TPG is not grossly negligent or engages in willful misconduct.

Pursuant to the TPG Management Agreement we are required to pay TPG an aggregate annual monitoring fee of $2.0 million, plus reasonable out-of-pocket expenses of up to $50,000 per year. These fees and expenses are payable on a quarterly basis. We recorded $2.1 million of fees and expenses in fiscal 2010 all of which were paid in full by the end of fiscal 2011. We recorded $2.0 million of fees in both fiscal 2011 and 2012. As of both December 29, 2012 and December 31, 2011, the unpaid fees under this agreement were $0.6 million. Concurrently with the closing of this offering, the TPG Management Agreement will be terminated, but we will remain obligated to pay TPG an $8.0 million transaction fee plus any accrued but unpaid management fees and related expenses through such date.

Insulectro Distributor Agreement and Redfern Partners, LLC Option Agreement

On June 1, 2004, we entered into an exclusive distributor agreement with Insulectro, a privately held company based in California. Insulectro is owned, controlled and managed by Timothy and Donald Redfern, who are affiliated with Redfern Partners, LLC, one of our Sponsors.

Pursuant to this distributor agreement, Insulectro serves as our exclusive distributor across the United States and British Columbia, serving PCB fabricators in these regions. Under the distributor agreement, we reserve the right to provide direct sales coverage to certain customers, and may provide direct sales coverage to other customers serviced by Insulectro, provided that we give 60 days notice to Insulectro and pay a commission to Insulectro to compensate Insulectro for lost sales to such customers. Such commission decreases by 50% after 30 days and ceases entirely after 60 days. We are required to allocate capacity for Insulectro up to Insulectro's weekly purchase volume for the last three months or based on Insulectro's monthly forecast volume, whichever is less. Increases over capacity allocation will be jointly agreed upon by the parties. We may set and change prices by giving Insulectro 40 days' prior notice. In certain situations, such as when new territories arise, we are required to invite all interested potential distributors to present

Certain Relationships and Related Party Transactions

proposals and evaluate such proposals on criteria that shall be shared with all interested parties prior to review of such proposals. The current term of the distributor agreement ends in June 2014. Either party may terminate the agreement if the other party is in uncured material breach upon 90 days prior written notice.

Insulectro was the Company's seventh largest customer in both fiscal 2012 and 2011, and the fifth largest customer in fiscal 2010. Receivables from Insulectro totaled $3.0 million as of December 29, 2012 and $3.8 million as of December 31, 2011.

Also on June 1, 2004, the Sponsor Holding Company granted Redfern Partners, LLC an option to purchase 1,500,000 units of the Sponsor Holding Company at an exercise price equal to the U.S. dollar equivalent of €2 per unit using the spot price for the euro at the close of business for the Federal Reserve Bank of New York on May 31, 2004 (the "Original Option"). In connection with the liquidation of the Sponsor Holding Company as part of the corporate reorganization occurring concurrently with this offering, the Original Option will be terminated and substituted with a fully-vested option to purchase                  ordinary shares at an exercise price of $             per share.

Sponsor Limited Partnership Notes

As of December 29, 2007, we had two notes receivable due from and three notes payable due to the Sponsor Limited Partnership for funds associated with the purchase of the Company. The notes receivable totaled $7.5 million and the notes payable amounted to $5.4 million as of December 29, 2007. All of the notes bore interest at a rate of the annual average of the six-month EURIBOR plus 5% (9.7% as of December 29, 2007). On December 27, 2008, we entered into an arrangement to net the five notes together, which resulted in an amount due from the Sponsor Limited Partner of $2.3 million. The note receivable was due on May 31, 2009 and bore an interest rate of the annual average of the six-month EURIBOR plus 5%. The note receivable was paid in full to us by the Sponsor Limited Partnership on May 29, 2009.

Loan Agreement and Private Placements of Securities

On September 30, 2010, we entered into a senior secured credit agreement and a mezzanine credit agreement with various lenders, including certain of the Sponsors, and issued voting and non-voting units of the Sponsor Holding Company to certain of the Sponsors. For a description of the senior secured credit agreement and mezzanine credit agreement, and equity interests issued to the Sponsors, see "Management's Discussion and Analysis—Liquidity and Capital Resources". In addition, proceeds from this offering, together with the proceeds from the concurrent new senior secured notes offering, will be used to retire all amounts outstanding under the senior secured credit agreement and mezzanine credit agreement. For more information, see "Use of Proceeds".

In both fiscal 2012 and 2011, we did not make any principal payments under either the senior secured credit agreement or the mezzanine credit agreement. In fiscal 2011, we made interest payments totaling $21.2 million under the senior secured credit agreement and $14.7 million under the mezzanine credit agreement. In fiscal 2012, we made interest payments totaling $21.4 million under the senior secured credit agreement and $15.9 million under the mezzanine credit agreement.

Shareholders and Registration Rights Agreement

We and certain of our Sponsors and shareholders will become parties to a shareholders and registration rights agreement that will become effective shortly before this offering. The shareholders and registration rights agreement covers matters of corporate governance and registration rights.

Certain Relationships and Related Party Transactions

Corporate Governance

The shareholders and registration rights agreement provides that so long as they hold at least 20% of our outstanding voting securities, each of TPG and Oaktree may nominate two members of our board of directors; so long as they hold at least 10% of our outstanding voting securities, each of TPG and Oaktree may nominate one member of our board of directors; and the parties to the shareholders and registration rights agreement will vote their ordinary shares to elect the persons so nominated to our board of directors. Messrs. Burns and Millikin were nominated by TPG and Messrs. Kruse and Traub were nominated by Oaktree. The shareholders and registration rights agreement also provides that our board of directors shall consist of eight members including, in addition to the TPG and Oaktree nominees, our CEO and three nominees who are not affiliated with TPG or Oaktree and who meet the independence requirements of the Exchange Act and the national securities exchange on which our ordinary shares are listed. The number of independent directors shall be increased accordingly should there by a reduction in the number of nominees TPG or Oaktree are entitled to pursuant to the shareholders and registration rights agreement.

Registration Rights

Subject to the terms and conditions of the shareholders and registration rights agreement, TPG and Oaktree will have the right to request two long-form demand registrations, arising after the expiration of a 180-day lock-up period but prior to the time when the Company becomes eligible to use a registration statement on Form S-3, and two additional demand registrations on Form S-3 once the Company becomes eligible to use a registration statement on Form S-3. The other shareholders party to the shareholders and registration rights agreement may elect to participate in such registrations.

In addition to our obligations with respect to demand registrations, if we propose to register any of our securities, other than a registration on Form S-8 or S-4 or successor forms, for our own account, the parties to the shareholders and registration rights agreement, including TPG and Oaktree, will have the opportunity to participate in such registrations. Expenses relating to these "incidental registrations" are required to be paid by us.

If an incidental registration is underwritten and the managing underwriter advises us that the number of securities offered to the public needs to be reduced, priority of inclusion shall be such that first priority shall be given to us, second priority shall be given to the shareholders party to the shareholders and registration rights agreement who elect to participate in such registration, and third priority shall be given to all other of our ordinary shares requested to be sold by such shareholders.

Corporate Reorganization

Prior to the completion of this offering, we intend to undertake a corporate restructuring that will create a new holding company in the Cayman Islands that will wholly own our current Luxembourg Holding Company, and therefore indirectly own the various subsidiaries of Isola. In connection with this corporate restructuring, both the Sponsor Limited Partnership and the Sponsor Holding Company will be liquidated. This will result in each of the Sponsors separately owning a number of our Cayman ordinary shares equivalent to their pro rata investments in Isola. Please see "Prospectus Summary—Concurrent Transactions—Corporate Reorganization" for more information on our corporate restructuring.

TRANSACTIONS WITH EXECUTIVE OFFICERS AND DIRECTORS

Equity Interests in the Sponsor Holding Company and Sponsor Limited Partnership

Please see "Executive Compensation" and "Prospectus Summary—Concurrent Transactions" for information on equity interests held by current and former members of management.

Certain Relationships and Related Party Transactions

 Indemnification Arrangements

Please see "Executive Compensation—Director Limitation of Liability and Indemnification Arrangements" for information on our indemnification arrangements with our directors.

Executive Compensation and Employment Arrangements

Please see "Executive Compensation—Outstanding Equity Awards as of the End of Fiscal 2011" and "Executive Compensation—Employment Agreements and Change in Control Agreements" for information on compensation arrangements with our executive officers, including option grants and agreements with executive officers.

POLICIES AND PROCEDURES FOR RELATED PARTY TRANSACTIONS

As provided by our Audit Committee charter to be effective upon completion of this offering, our Audit Committee will be responsible for reviewing and approving related party transactions, after reviewing each such transaction for potential conflicts of interests and other improprieties. We do not currently have a written policy for the review and approval of transactions with related parties.

 Shares Eligible for Future Sale

Prior to this offering, there has been no public market for our ordinary shares. Based on the number of shares outstanding at                            , 2013, upon completion of this offering, we will have an aggregate of          million ordinary shares outstanding on a fully-diluted basis. All of the shares that we sell in this offering will be freely tradable without restriction or further registration under the Securities Act, except that any shares purchased by our affiliates, as that term is defined in Rule 144, may generally only be sold in compliance with the limitations of Rule 144, which is summarized below. The remaining          million of our ordinary shares that are outstanding after this offering, or         % of our ordinary shares, assuming the underwriters exercise their option to purchase additional shares in full, will be restricted shares under the terms of the Securities Act. All of these shares are subject to lock-up agreements as described in "Underwriting". Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 promulgated under the Securities Act, which rules are summarized below.

SALES OF RESTRICTED SECURITIES

In general, under Rule 144 as currently in effect on the date of this prospectus, persons who became the beneficial owner of our ordinary shares prior to the completion of this offering may not sell their shares until the earlier of (i) the expiration of a six-month holding period, if we have been subject to the reporting requirements of the Exchange Act and have filed all required reports for at least 90 days prior to the date of the sale; or (ii) a one-year holding period.

If the six-month holding period applies, then at its expiration, a person who was not one of our affiliates at any time during the three months preceding a sale would be entitled to sell an unlimited number of our ordinary shares provided current public information about us is available, and a person who was one of our affiliates at any time during the three months preceding a sale would be entitled to sell within any three-month period only a number of ordinary shares that does not exceed the greater of either of the following:

–>
1% of the number of our ordinary shares then outstanding, which will equal approximately                  shares immediately after this offering, based on the number of our ordinary shares outstanding as of                  ; or

–>
the average weekly trading volume of our ordinary shares on the Nasdaq Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

If the one-year holding period applies, then at its expiration, a person who was not one of our affiliates at any time during the three months preceding a sale would be entitled to sell an unlimited number of our ordinary shares without restriction. A person who was one of our affiliates at any time during the three months preceding a sale would remain subject to the volume restrictions described above. Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

EFFECTS OF SALES OF SHARES

No predictions can be made as to the effect, if any, that sales of our ordinary shares from time to time, or the availability of our ordinary shares for future sale, may have on the market price for our ordinary shares. Sales of substantial amounts of ordinary shares, or the perception that such sales could occur, could adversely affect prevailing market prices for our ordinary shares and could impair our future ability to obtain capital through an offering of equity securities.

Shares Eligible for Future Sale

 REGISTRATION RIGHTS

Upon the closing of this offering, the Sponsors and their affiliates, which will indirectly hold an aggregate of                  our ordinary shares, will have the right to require us to register their shares under the Securities Act under specified circumstances. After registration and sale pursuant to these rights, these shares will become freely tradable without restriction under the Securities Act. Please see "Certain Relationships and Related Party Transactions—Shareholders and Registration Rights Agreement" for additional information regarding these registration rights.

 Description of Share Capital

As of the date of this offering, our authorized share capital will consist of 100,000,000 ordinary shares, par value $0.0001 per share, and 25,000,000 undesignated preferred shares, par value $0.0001 per share. As of                           , 2013,                  ordinary shares were issued and outstanding, held of record by              shareholders, and no shares of undesignated preferred shares were outstanding. An additional                  ordinary shares may be issued upon exercise of options under our stock option plan. The following summary description relating to our share capital does not purport to be complete and is qualified in its entirety by our memorandum and articles of association, copies of which are available as set forth in the section captioned "Where You Can Find More Information".

ORDINARY SHARES

Holders of ordinary shares are entitled to cast one vote for each share on all matters submitted to a vote of shareholders, including the election of directors. The holders of ordinary shares are entitled to receive ratably such dividends, if any, as may be declared by our directors out of funds legally available therefore. We have not in the past paid and do not expect for the foreseeable future to pay, dividends on our ordinary shares. Instead, we anticipate that all of our earnings, if any, in the foreseeable future will be used for working capital and other general corporate purposes. Any future determination to pay dividends will be at the discretion of our board of directors and will depend upon, among other factors, our results of operations, financial condition, capital requirements and contractual restrictions. Such holders do not have any preemptive or other rights to subscribe for additional shares. All holders of ordinary shares are entitled to share ratably in any assets for distribution to shareholders upon our liquidation, dissolution or winding up.

There are no conversion, redemption or sinking fund provisions applicable to the ordinary shares. All outstanding ordinary shares are fully paid and nonassessable.

PREFERRED SHARES

Pursuant to our articles of association to be in effect upon the completion of this offering, our board of directors will be authorized, without any action by our shareholders, to designate and issue preferred shares in one or more series and to designate the powers, preferences and rights of each series, which may be greater than the rights of our ordinary shares. It is not possible to state the actual effect of the issuance of any shares of preferred shares upon the rights of holders of our ordinary shares until the board of directors determines the specific rights of the holders of such preferred shares. However, the effects might include, among other things:

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impairing dividend rights of our ordinary shares;

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diluting the voting power of our ordinary shares;

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impairing the liquidation rights of our ordinary shares; and

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delaying or preventing a change of control of us without further action by our shareholders.

Upon the completion of this offering, no shares of our preferred shares will be outstanding, and we have no present plan to issue any of our preferred shares following this offering.

LIMITATIONS ON THE RIGHT TO OWN OR VOTE SHARES

As a Cayman Islands company, we may not hold our own shares as a shareholder, save for shares that are acquired and held as treasury shares. We may not exercise any voting or other rights in respect of treasury shares nor may any dividend be declared or paid or other distribution be made in respect of treasury shares.

Description of Share Capital

However, bonus shares may be issued in respect of treasury shares although they will, in turn, be treated as treasury shares.

LIMITATIONS ON TRANSFER OF SHARES

Our articles of association give our directors, at their discretion, the right to decline to register any transfers of shares that are not fully paid-up shares.

DISCLOSURE OF SHAREHOLDER OWNERSHIP

There are no provisions in our memorandum of association or articles of association governing the ownership threshold above which shareholder ownership must be disclosed by any shareholder.

CHANGES IN SHARE CAPITAL

We may, from time to time, by ordinary resolution passed by a majority of the votes cast by shareholders present at a shareholder meeting entitled to vote on such resolution, or passed by a written consent of shareholders holding not less than a majority of our shares outstanding for so long as we are a controlled company, increase our share capital by such sum, to be allocated among shares of such par value, as the resolution shall prescribe. The new shares shall be subject to the same provisions with reference to the payment of calls, liens, transfers, transmissions, forfeitures and otherwise as the shares in the original share capital. We may by ordinary resolution passed at a shareholder meeting by a majority of the votes cast by shareholders present at such meeting and entitled to vote on such resolution, or passed by a written consent of shareholders holding not less than a majority of our shares outstanding for so long as we are a controlled company:

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consolidate our share capital into shares of larger par value than our existing shares;

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sub-divide our share capital into shares of smaller par value;

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divide our shares into multiple classes; and

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cancel any shares which, at the date of the passing of the resolution, have not been issued and diminish the amount of the shares so cancelled.

We may by special resolution passed by at least two-thirds of the votes cast by shareholders present at a shareholder meeting and entitled to vote on such resolution, or passed by a unanimous written consent of such persons, reduce our share capital or any capital redemption reserve fund or other undistributable reserve in any manner authorized by law.

Description of Share Capital

 DIFFERENCES IN CORPORATE LAW

The Cayman Islands Companies Law is modeled after the corporate legislation of the United Kingdom but does not follow recent United Kingdom statutory enactments, and differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States (particularly Delaware) and their shareholders.

	Delaware	Cayman Islands
Title of Organizational Documents	Certificate of incorporation Bylaws	Memorandum of association Articles of association
Duties of Directors

Under Delaware law, the business and affairs of a corporation are managed by or under the direction of its board of directors. In exercising their powers, directors are charged with a fiduciary duty of care to protect the interests of the corporation and a fiduciary duty of loyalty to act in the best interests of its shareholders. The duty of care requires that directors act in an informed and deliberative manner and inform themselves, prior to making a business decision, of all material information reasonably available to them. The duty of care also requires that directors exercise care in overseeing and investigating the conduct of the corporation's employees. The duty of loyalty may be summarized as the duty to act in good faith, not out of self-interest, and in a manner which the director reasonably believes to be in the best interests of the shareholders.

As a matter of Cayman Islands law, directors of Cayman Islands companies owe a fiduciary duty to the their respective companies to act in good faith in their dealings with or on behalf of the company and exercise their powers and fulfill the duties of their office honestly. This duty has four essential elements:

-->a duty to act in good faith in the best interests of the company;

-->a duty not to personally profit from opportunities that arise from the office of director;

-->a duty to avoid conflicts of interest; and

-->a duty to exercise powers for the purpose for which such powers were intended.

A director of a Cayman Islands company also owes the company a duty to act with skill and care. A director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience.

Description of Share Capital

	Delaware	Cayman Islands
Limitations on Personal Liability of Directors

Subject to the limitations described below, a certificate of incorporation may provide for the elimination or limitation of the personal liability of a director to the corporation or its shareholders for monetary damages for a breach of fiduciary duty as a director.

Such provision cannot limit liability for breach of loyalty, bad faith, intentional misconduct, unlawful payment of dividends or unlawful share purchase or redemption. In addition, the certificate of incorporation cannot limit liability for any act or omission occurring prior to the date when such provision becomes effective.

The Companies Law of the Cayman Islands has no equivalent provision to Delaware law regarding the limitation of director's liability. However, as a matter of public policy, Cayman Islands law will not allow the limitation of a director's liability to the extent that the liability is a consequence of the director committing a crime or of the director's own fraud or dishonesty.

Indemnification of Directors, Officers, Agents, and Others

A corporation has the power to indemnify any director, officer, employee, or agent of corporation who was, is, or is threatened to be made a party who acted in good faith and in a manner he believed to be in the best interests of the corporation, and if with respect to a criminal proceeding, had no reasonable cause to believe his conduct would be unlawful, against amounts actually and reasonably incurred.

Cayman Islands law does not limit the extent to which a company's articles of association may provide for indemnification of directors and officers, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against the consequences of committing a crime, or against the indemnified person's own fraud or dishonesty.

Description of Share Capital

	Delaware	Cayman Islands
Interested Directors

Under Delaware law, a transaction in which a director who has an interest in such transaction would not be voidable if (i) the material facts as to such interested director's relationship or interests are disclosed or are known to the board of directors and the board in good faith authorizes the transaction by the affirmative vote of a majority of the disinterested directors, even though the disinterested directors are less than a quorum, (ii) such material facts are disclosed or are known to the shareholders entitled to vote on such transaction and the transaction is specifically approved in good faith by vote of the shareholders, or (iii) the transaction is fair as to the corporation as of the time it is authorized, approved or ratified. Under Delaware law, a director could be held liable for any transaction in which such director derived an improper personal benefit.

Our articles of association contain provisions that permit a director to vote on a transaction in which he or she is interested provided he or she discloses such interest to the board of directors. As under Delaware law, a director could be held liable for any transaction in which such director derived an improper personal benefit.

Voting Requirements

The certificate of incorporation may include a provision requiring supermajority approval by the directors or shareholders for any corporate action.

In addition, under Delaware law, certain business combinations involving interested shareholders require approval by a supermajority of the non-interested shareholders.

For the protection of shareholders, certain matters must be approved by special resolution of the shareholders, including alteration of the memorandum or articles of association, appointment of inspectors to examine company affairs, reduction of share capital, change of name, authorization of a plan of merger or consolidation or voluntary winding up the company.

Description of Share Capital

	Delaware	Cayman Islands

The Companies Law of the Cayman Islands requires that a special resolution be passed by a majority of two-thirds (66.66%) or such higher majority as set forth in the articles of association, of shareholders voting at a general meeting, or by unanimous written consent of shareholders.

Under our articles of association, certain business combinations involving interested shareholders require approval by a supermajority of the non-interested shareholders.

Voting for Directors

Under Delaware law, unless otherwise specified in the certificate of incorporation or bylaws of the corporation, directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

The Companies Law of the Cayman Islands defines "special resolutions" only. A company's articles of association can therefore tailor the definition of "ordinary resolutions" as a whole, or with respect to specific provisions. Our articles of association provide that with respect to the election of directors, an ordinary resolution shall be passed by a plurality vote.

Cumulative Voting	No cumulative voting for the election of directors unless so provided in the certificate of incorporation.	No cumulative voting for the election of directors unless so provided in the articles of association.
Directors' Powers Regarding Bylaws	The certificate of incorporation may grant the directors the power to adopt, amend or repeal bylaws.	The memorandum and articles of association may only be amended by a special resolution of the shareholders.

Description of Share Capital

	Delaware	Cayman Islands
Nomination and Removal of Directors and Filling Vacancies on Board

Shareholders may generally nominate directors if they comply with advance notice provisions and other procedural requirements in company bylaws. Holders of a majority of the shares may remove a director with or without cause, except in certain cases involving a classified board or if the company uses cumulative voting. Unless otherwise provided for in the certificate of incorporation, directorship vacancies are filled by a majority of the directors elected or then in office.

Nomination and removal of directors and filling of board vacancies are governed by the terms of the articles of association. Our articles of association provide that only shareholders that beneficially own more than 15% of our outstanding ordinary shares (unless the Exchange Act and proxy rules provide otherwise) and comply with our advance notice provisions may nominate directors. Our articles of association also provide that shareholders may only remove directors for cause and with a supermajority of two-thirds. This right to remove directors may not be used to remove directors nominated by our Principal Sponsors. Under our articles of association, vacancies on the board are generally filled by the vote of a majority of the directors elected or then in office, subject to the rights of our Principal Sponsors.

Mergers and Similar Arrangements

Under Delaware law, with certain exceptions, a merger, consolidation, exchange or sale of all or substantially all the assets of a corporation must be approved by the board of directors and a majority of the outstanding shares entitled to vote thereon. Under Delaware law, a shareholder of a corporation participating in certain major corporate transactions may, under certain circumstances, be entitled to appraisal rights pursuant to which such shareholder may receive cash in the amount of the fair value of the shares held by such shareholder (as determined by a court) in lieu of the consideration such shareholder would otherwise receive in the transaction.

Cayman Islands companies law has recently been amended to simplify mergers and consolidations where two or more companies are being formed into a single entity. The new legislation makes a distinction between a "consolidation" and a "merger". In a consolidation, a new entity is formed from the combination of each participating company, and the separate consolidating parties, as a consequence, cease to exist and are each stricken by the Registrar of Companies. In a merger, one company remains as the surviving entity, having in effect absorbed the other merging parties that are then stricken and cease to exist.

Description of Share Capital

Delaware	Cayman Islands

Delaware law also provides that a parent corporation, by resolution of its board of directors, may merge with any subsidiary, of which it owns at least 90% of each class of capital stock without a vote by shareholders of such subsidiary. Upon any such merger, dissenting shareholders of the subsidiary would have appraisal rights.

Two or more Cayman-registered companies may merge or consolidate. Cayman-registered companies may also merge or consolidate with foreign companies provided that the laws of the foreign jurisdiction permit such merger or consolidation.

Under the new rules, a plan of merger or consolidation shall be authorized by each constituent company by way of (i) a special resolution of the members of each such constituent company; and (ii) such other authorization, if any, as may be specified in such constituent company's articles of association.

Shareholder approval is not required where a parent company registered in the Cayman Islands seeks to merge with one or more of its subsidiaries registered in the Cayman Islands ("vertical amalgamation") and a copy of the plan of merger is given to every member of each subsidiary company to be merged unless that member agrees otherwise.

Description of Share Capital

Delaware	Cayman Islands

Creditors must be asked approve the merger although application can be made to the Grand Court of the Cayman Islands to proceed notwithstanding a dissenting creditor. Where a foreign company wishes to combine with a Cayman company, consent or approval to the transfer of any security interest granted by the foreign company to the resulting Cayman entity in the transaction is required, unless otherwise released or waived by the secured party. If the merger plan is approved, it is then filed with the Cayman Islands General Registry along with a declaration by a director of each company. The Registrar of Companies will then issue a certificate formalizing the merger or consolidation. The surviving entity remains active while the other company or companies are automatically dissolved. Unless the shares of such shareholder are publicly listed or quoted, dissenting shareholders in a merger or consolidation of this type are entitled to payment of the fair value of their shares if such shareholder provides a written objection before the vote.

Description of Share Capital

Delaware	Cayman Islands

Cayman companies may also be restructured or amalgamated under supervision of the Grand Court of the Cayman Islands by way of a "scheme of arrangement". This option is not used with any frequency because a business transaction can be achieved through other means, such as a share capital exchange, merger (as described above), asset acquisition or control, through contractual arrangements, of an operating business. In the event that a business transaction is sought pursuant to a scheme of arrangement it would require the approval of a majority, in number, of each class of shareholders and creditors with whom the arrangement is to be made and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meeting summoned for that purpose. The convening of the meetings and subsequently the terms of the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the Court the view that the transaction ought not be approved, the Court can be expected to approve the arrangement if it satisfies itself that:

-->the company is not proposing to act illegally or beyond the scope of its authority and the statutory provisions as to majority vote have been complied with;

-->the shareholders have been fairly represented at the meeting in question;

Description of Share Capital

Delaware	Cayman Islands

-->the arrangement is such as a businessman would reasonably approve; and the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law of the Cayman Islands or that would amount to a "fraud on the minority" (a legal concept, different than "fraud" in the sense of dishonesty).

When a takeover offer is made and accepted by holders of 90% of the shares within four months, the offeror may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection may be made to the Grand Court of the Cayman Islands but is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

If the arrangement and reconstruction are thus approved, any dissenting shareholders would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Description of Share Capital

	Delaware	Cayman Islands
Shareholder Suits

Class actions and derivative actions generally are available to shareholders under Delaware law for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court generally has discretion to permit the winning party to recover attorneys' fees incurred in connection with such action.

The rights of shareholders under Cayman Islands law are not as extensive as those under Delaware law. Class actions and derivative actions are generally not available to shareholders under Cayman Islands laws and our Cayman Islands counsel is not aware of a significant number of such reported actions having been brought in Cayman Islands courts. In principle, we will normally be the proper plaintiff and a derivative action may not be brought by a minority shareholder. However, the Cayman Islands courts would ordinarily be expected to follow English case law precedent, which would permit a shareholder to commence an action in the company's name to remedy a wrong done to it where the act complained of is alleged to be beyond the company's corporate power or is illegal or would result in the violation of its memorandum of association or articles of association or where the individual rights of the plaintiff shareholder have been infringed or are about to be infringed. Furthermore, consideration would be given by the court to acts that are alleged to constitute a "fraud on the minority" or where an act requires the approval of a greater percentage of shareholders than actually approved it. The winning party in such an action generally would be able to recover a portion of attorney's fees incurred in connection with such action.

Description of Share Capital

	Delaware	Cayman Islands
Inspection of Corporate Records

Under Delaware law, shareholders of a Delaware corporation have the right during normal business hours to inspect for any proper purpose, and to obtain copies of list(s) of shareholders and other books and records of the corporation and its subsidiaries, if any, to the extent the books and records of such subsidiaries are available to the corporation.

Shareholders of a Cayman Islands company have no general right under Cayman Islands law to inspect or obtain copies of a list of shareholders or other corporate records of the company. However, these rights may be provided in the company's articles of association.

Shareholder Proposals	Unless provided in the corporation's certificate of incorporation or bylaws, Delaware law does not include a provision restricting the manner in which shareholders may bring business before a meeting.

The Companies Law of the Cayman Islands does not provide shareholders any right to bring business before a meeting or requisition a general meeting. However, these rights may be provided in the company's articles of association.

Approval of Corporate Matters by Written Consent

Delaware law permits shareholders to take action by written consent signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting of shareholders.

The Companies Law of the Cayman Islands allows a special resolution to be passed in writing if signed by all the shareholders and authorized by the articles of association.

Our articles of association authorize such written consents while we are a "controlled company", but we believe that the unanimity requirement will make this option impractical after the consummation of this offering. Written consents are not authorized if we are not a "controlled company".

Description of Share Capital

	Delaware	Cayman Islands
Calling of Special Shareholders Meetings	Delaware law permits the board of directors or any person who is authorized under a corporation's certificate of incorporation or bylaws to call a special meeting of shareholders.

The Companies Law of the Cayman Islands does not have provisions governing the proceedings of shareholders meetings which are usually provided in the articles of association.

Our articles of association allow shareholders holding a majority of our stock to call special meetings while we are a "controlled company"; thereafter, shareholders will be precluded from calling special meetings.

STOCK OPTION PLAN

For information on our New Equity Plan, please see "Executive Compensation".

REGISTRATION RIGHTS

For information on our Sponsors' registration rights, please see "Certain Relationships and Related Party Transactions—Agreements with Our Sponsors".

CERTAIN EFFECTS OF AUTHORIZED BUT UNISSUED STOCK

Upon completion of this offering, we will have                           ordinary shares remaining authorized but unissued. Authorized but unissued ordinary shares are available for future issuance without shareholder approval. Issuance of these shares will dilute your percentage ownership in us.

LISTING

We have applied for the listing of our ordinary shares on the Nasdaq Global Market under the symbol "ISLA".

TRANSFER AGENT AND REGISTRAR

We intend to engage Computershare Trust Company, N.A. to serve as the transfer agent and registrar for our ordinary shares.

 Description of Indebtedness

OUR NEW SENIOR SECURED NOTES

Concurrently with the consummation of this offering, Isola USA Corp., our primary U.S.-based operating company and our wholly-owned subsidiary, will issue $              million of senior secured notes due         .

The proceeds of the senior secured notes offering will be used to repay the outstanding balances under the existing senior secured credit agreement and mezzanine credit agreement that are not repaid from the proceeds of this offering. The senior secured notes will be guaranteed, on a joint and several basis by selected other companies in the Isola group. The senior secured notes will be offered in a private transaction that is not registered under the Securities Act of 1933, as amended, and the senior secured notes may not be offered or sold in the United States absent an applicable exemption from the registration requirements. Holders of the senior secured notes will not be entitled to any registration rights.

The senior secured notes and guarantees thereon will be secured by a pledge of certain equity interests and a security interest in certain assets, in each case subject to certain exceptions and limitations as set forth in the indenture governing the notes, a copy of which is filed as an exhibit to the registration statement of which this prospectus forms a part.

The indenture pursuant to which the senior secured notes will be issued contains covenants that, among other things, limit our and our restricted subsidiaries' ability to:

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incur or guarantee additional indebtedness or issue preferred stock;

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pay dividends or distributions on, or redeem or repurchase, our capital stock;

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make certain investments;

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make certain payments to Isola Group Ltd. and its restricted subsidiaries;

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create liens on our assets;

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consummate certain asset sales;

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consolidate, merge, sell or otherwise dispose of all or substantially all our assets or Isola USA Corp.'s assets;

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engage in transactions with affiliates; and

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designate restricted subsidiaries as unrestricted subsidiaries.

Interest on the senior secured notes accrues at a rate of         % per annum and is payable on                      and                       of each year, commencing on                      ,         . We may redeem all or a part of the senior secured notes at any time prior to                      ,          at a redemption price equal to 100% of the principal amount of the senior secured notes redeemed plus any accrued and unpaid interest to the redemption date plus a "make-whole" premium. In addition, after                      ,         and prior to                      ,         , but not more than once in any twelve-month period, we may redeem up to       % of the aggregate principal amount of senior secured notes at a redemption price of         % of the principal amount of the senior secured notes redeemed, plus any accrued and unpaid interest to the redemption date.

Until                      ,         , we may redeem up to         % of the aggregate principal amount of the senior secured notes issued at a redemption price equal to         % of the aggregate principal amount thereof plus accrued and unpaid interest and any additional interest with the net cash proceeds of certain equity offerings, provided that (i) each such redemption occurs within          days of the date of closing of each such equity offering and (ii) at least         % of the aggregate principal amount of the senior secured notes remains outstanding afterwards.

Description of Indebtedness

Upon a change of control, we will be required to make an offer to purchase the senior secured notes at a purchase price equal to         % of their principal amount, plus accrued interest. If we or our restricted subsidiaries engage in asset sales, we generally must either prepay our secured debt in the case of sales of collateral or prepay senior debt in the case of sales of non-collateral or make an offer to purchase a principal amount of the senior secured notes with the excess net cash proceeds, subject to certain exceptions. The purchase price of the senior secured notes will be         % of their principal amount plus accrued and unpaid interest, if any.

SENIOR SECURED REVOLVING CREDIT AGREEMENT

Our senior secured revolving credit agreement which we expect to become effective concurrently with the consummation of this offering and the offering of our new senior secured notes, will consist of revolving loan commitments in an aggregate amount of $              million. The credit agreement will also contain a letter of credit sub-facility in the amount of $              million. Loans under the credit agreement will bear interest, at our option, at a rate per annum equal either to a base rate plus         % or an adjusted Eurodollar rate plus         %. The revolving commitments under the credit agreement will terminate five years after the closing date of the credit agreement. The borrower under this agreement will be Isola USA Corp., our primary U.S.-based operating company and our wholly-owned subsidiary, and loans and letters of credit under the credit agreement will be guaranteed by selected other companies in the Isola group. The proceeds of the loans and letters of credit under the credit agreement will be used to provide for our ongoing working capital and other general corporate purposes.

The credit agreement will require us to maintain certain covenants that restrict our ability to operate our business, including, but not limited to, restrictions substantially similar to the covenants in the indenture that governs the senior secured notes and otherwise customary for credit facilities of this type.

The credit agreement will also contain a financial covenant that requires us to meet a senior secured leverage ratio. Specifically, the maximum permitted senior secured leverage ratio decreases from              :1.00, effective                           , to             :1.00, effective                           . The definition of EBITDA under the senior secured revolving credit agreement differs from Adjusted EBITDA used elsewhere in this prospectus. Under our senior secured revolving credit agreement, EBITDA includes additional add-backs to net income for certain costs, fees, taxes, losses, charges, write-offs, write-downs and expenses.

This offering, the senior secured notes offering and the closing of the senior secured revolving credit facility are each conditional upon the closing of the other transactions.

OUR EXISTING CREDIT AGREEMENTS

Prior to the offering, our primary lending arrangements consist of a senior secured credit agreement and a mezzanine credit agreement, each entered into on September 30, 2010, with a syndicate of lenders, including certain of our Sponsors. The principal terms of each are described below.

Senior Secured Credit Agreement

Our senior secured credit agreement consists of a senior secured term loan of $210.0 million, the full amount of which was drawn at closing on September 30, 2010. The proceeds were used to refinance part of our then-existing first- and second-lien term loans and to provide for the ongoing working capital and other general corporate purposes of the Company. Loans under the senior secured credit agreement bear interest, at our option, at a rate per annum equal either to a base rate (that can be no less than 3%) plus 7%, or an adjusted Eurodollar rate (that can be no less than 2%) plus 8%. The term loan under the senior secured credit agreement was issued at a discount of $28.5 million on September 30, 2010. As of December 29, 2012, we had $210.0 million outstanding under the senior secured credit agreement, bearing interest at

Description of Indebtedness

10% per annum. The unamortized discount was $18.0 million, resulting in a net balance of $192.0 million. Loans under this agreement mature on September 30, 2015. The borrower under this agreement is our wholly-owned subsidiary, Isola USA Corp., and loans under the agreement are guaranteed by various Isola group subsidiaries.

The senior secured credit agreement requires us to maintain certain covenants that restrict our ability to operate our business, including, but not limited to, restrictions on the ability of the borrower and certain Isola group subsidiaries to (i) dispose of assets or stock; (ii) incur additional indebtedness and guarantee obligations; (iii) pay certain dividends; (iv) create liens on assets; (v) make investments, loans or advances; (vi) restrict distributions to the borrowers or guarantors from their subsidiaries; (vii) engage in mergers or consolidations; (viii) engage in certain transactions with affiliates; (ix) incur additional negative pledges; (x) incur capital expenditures; (xi) change our fiscal year or accounting practices or the lines of business in which we and our subsidiaries are involved; (xii) enter into sale-leaseback transactions; (xiii) prepay principal of, premium, or interest on, or redeem, purchase, retire, defease, or create a sinking fund or make a similar payment with respect to, any subordinated indebtedness and certain other debt; (xiv) change the conduct of business; (xv) conduct activities of any parent holding company; (xvi) amend our organizational documents; (xvii) cease to keep in full force and effect our corporate existence and all rights, franchises, licenses and permits material to our business; (xviii) not pay our taxes or certain claims when they are due; or (xix) allow insurance to expire.

Our senior secured credit agreement also requires us to meet certain financial covenants that change over time. Specifically, we are required to comply with an interest coverage ratio and a leverage ratio.

The interest coverage ratio is the ratio of Consolidated Adjusted EBITDA to consolidated interest expense for a rolling four-fiscal quarter period. As of December 29, 2012 the required interest coverage ratio was at 2.00:1.00, and our actual ratio was 2.68:1.00. The required interest coverage ratio increases to 2.25:1:00 effective December 28, 2013.

The leverage ratio is the ratio of consolidated total secured debt to Consolidated Adjusted EBITDA for a rolling four-fiscal quarter period. As of December 29, 2012, the maximum allowed leverage ratio was at 3.00:1.00, and our actual leverage ratio was 2.18:1.00. The maximum leverage ratio decreases to 2.75:1.00 effective June 29, 2013 and decreases over time to 2.25:1.00 effective June 28, 2014.

The definition of Consolidated Adjusted EBITDA under the senior secured credit agreement differs from Adjusted EBITDA used elsewhere in the prospectus. Under our senior secured credit agreement, Consolidated Adjusted EBITDA includes additional add-backs to net income for certain pension costs and other costs, fees, taxes, losses, charges, write-offs, write-downs and expenses.

Mezzanine Credit Agreement

On September 30, 2010, we issued an initial principal amount of $175.0 million in unsecured term loans pursuant to our mezzanine credit agreement. The proceeds were used in part to refinance our then-existing first- and second-lien term debt, as well as to pay other fees and expenses related to the mezzanine credit agreement. The unsecured term loans issued pursuant to the mezzanine credit agreement are subordinate and junior to the prior payment in full of all principal, interest and other obligations owed under the secured term loans issued under our senior secured credit agreement. The unsecured term loans issued pursuant to the mezzanine credit agreement bear interest at a rate of 16% per annum, payable quarterly each March 31, June 30, September 30 and December 31 of each year until maturity, with half (8% per annum) payable in cash and the other half (8% per annum) payable by accreting such amount to the outstanding principal amount of the unsecured term loans. The unsecured term loans under the mezzanine credit agreement were issued at a discount of $70.4 million on September 30, 2010. As of December 29, 2012, we had principal of $205.0 million outstanding under the mezzanine credit agreement, which included $30.0 million of

Description of Indebtedness

accreted PIK interest. We also had an additional $4.1 million of accrued PIK interest that had not been accreted to the principal balance as of December 29, 2012. The unamortized discount was $54.3 million resulting in a net balance of $154.8 million. Loans under this agreement mature on March 24, 2016. The borrower under the mezzanine credit agreement is our wholly-owned subsidiary Isola USA Corp., and its obligations are guaranteed by various Isola Group subsidiaries.

Our mezzanine credit agreement requires us to maintain certain financial and operating covenants that are substantially similar to the covenants governing our senior secured credit agreement.

Mandatory Prepayments.    We are required to pay down the loans under our senior credit agreement under certain circumstances, such as upon the sale of the Company, issuance of equity securities by the Luxembourg Holding Company or the issuance of debt, the sale of assets or, commencing with the fiscal year ending December 31, 2011, upon the accumulation of "excess cash flow" as defined in the agreements, with 75% of the proceeds going to pay down the loans under our senior secured credit agreement. We are required to pay down all amounts outstanding under our mezzanine credit agreement upon the occurrence of a change in control. We intend to use the net proceeds from this offering and a portion of the proceeds from the issuance of the new senior secured notes described above under "Our New Senior Secured Notes" and "Our New Senior Revolving Credit Facility" to repay loans under these credit agreements in their entirety.

Concurrent Equity Issuance.    In connection with the unsecured term loans, the mezzanine lenders purchased equity interests in the Sponsor Holding Company for an aggregate purchase price of $57.7 million approximately equal to                  of our ordinary shares, and our Luxembourg Holding Company issued Class C CPCs with an aggregate par value of 43.5 million euros. These Class C CPCs were issued at an aggregate discount of 25.3 million euros. As of December 29, 2012, these Class C CPCs had $57.6 million in outstanding principal and an unamortized discount balance of $33.5 million, resulting in a net balance of $24.1 million.

 Taxation

CAYMAN ISLANDS TAXATION

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes levied by the Government of the Cayman Islands that are likely to be material to holders of ordinary shares. Even though the Cayman Islands has no direct taxation, it has entered into some limited tax treaties with certain countries. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Pursuant to Section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, we have obtained an undertaking from the Governor-in-Council:

(1)   that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciation shall apply to us or our operations; and

(2)   that the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable on our shares, debentures or other obligations.

The undertaking for us is for a period of twenty years from                                        .

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following is a discussion of the material U.S. federal income tax consequences of owning and disposing of ordinary shares issued pursuant to this offering, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. The discussion applies to U.S. Holders (as defined below) who hold our ordinary shares as capital assets for tax purposes and it does not describe all of the tax consequences that may be relevant to holders subject to special rules, such as:

–>
certain financial institutions;

–>
insurance companies;

–>
dealers and traders in securities or foreign currencies;

–>
persons holding ordinary shares as part of a hedge, straddle, conversion transaction or other integrated transaction;

–>
persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

–>
regulated investment companies;

–>
real estate investment trusts;

–>
tax-exempt organizations; or

–>
persons holding ordinary shares that own or are deemed to own ten percent or more of our stock as measured by vote or value.

This summary is based upon the provisions of the Internal Revenue Code, Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income tax consequences different from those set forth below. No ruling has been or will be sought from the Internal Revenue Service, or the IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions. Please consult your

Taxation

own tax advisers concerning the U.S. federal, state, local and foreign tax consequences of owning and disposing of ordinary shares in your particular circumstances.

In addition, if a partnership or entity classified as a partnership for U.S. federal income tax purposes holds our ordinary shares, the tax treatment of a partner in the partnership or other entity taxed as a partnership generally will depend on the status of the equity owner of such partnership or other entity taxed as a partnership and upon the activities of the partnership or other entity taxed as a partnership. Accordingly, if you are a partnership or other entity taxed as a partnership that holds our ordinary shares, or if you are an owner in such partnership or other entity taxed as a partnership, you are urged to consult your tax advisors regarding the specific U.S. federal income tax consequences of the ownership and disposition of our ordinary shares.

A U.S. Holder is a beneficial owner of ordinary shares that is, for U.S. federal tax purposes:

–>
an individual citizen or resident of the United States;

–>
a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

–>
an estate whose income is subject to U.S. federal income taxation regardless of its source; or

–>
a trust (x) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (y) which has made an election to be treated as a U.S. person.

TAXATION OF DISTRIBUTIONS

Subject to the passive foreign investment company rules described below, distributions paid on ordinary shares will be treated as dividends to the extent paid out of current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to you as dividends. Subject to applicable limitations, dividends received by non-corporate U.S. Holders in taxable years beginning before January 1, 2013 will be taxable at a maximum rate of 15% provided that the U.S. Holder has held the shares for the required holding period set forth under the Internal Revenue Code. U.S. Holders should consult their own tax advisors regarding the implications of these rules in their particular circumstances. Distributions in excess of current and accumulated earnings and profits generally will be applied against and reduce your basis in our ordinary shares (but not below zero) and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of such ordinary shares as described below under the heading "Sale and Other Disposition of Ordinary Shares".

In general, dividends will not be eligible for the dividends received deduction generally allowed to U.S. corporations under the Internal Revenue Code. Any dividends received will generally be treated as foreign-source dividend income to you.

SALE AND OTHER DISPOSITION OF ORDINARY SHARES

Subject to the passive foreign investment company rules described below, for U.S. federal income tax purposes, gain or loss you realize on the sale or other disposition of ordinary shares will be capital gain or loss, and will be long-term capital gain or loss if you have held the ordinary shares for more than one year. The amount of your gain or loss will be equal to the difference between your tax basis in the ordinary shares disposed of and the amount realized on the disposition. The deductibility of capital losses is subject to limitations. Such gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes.

Taxation

 PASSIVE FOREIGN INVESTMENT COMPANY RULES

We believe that we are not currently, and will not be considered in the future, a "passive foreign investment company" ("PFIC") for U.S. federal income tax purposes. However, since PFIC status depends upon the composition of a company's income and assets and the market value of its assets (including, among others, less than 25 percent owned equity investments) from time to time, there can be no assurance that we will not be considered a PFIC for any taxable year. If we were treated as a PFIC for any taxable year during which you held our ordinary shares, certain adverse consequences could apply to you.

If we are treated as a PFIC for any taxable year, gain recognized by you on a sale or other disposition of an ordinary share would be allocated ratably over your holding period for the ordinary share. The amounts allocated to the taxable year of the sale or other exchange and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the amount allocated to such taxable year. Further, to the extent that any distribution received by you in a taxable year exceeds 125% of the average of the annual distributions on the ordinary shares received during the preceding three years or your holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain, described immediately above. In addition, if we were to be treated as a PFIC for a taxable year in which we pay a dividend or for the prior taxable year, the 15% dividend rate discussed above with respect to dividends paid to non-corporate holders would not apply. Certain elections may be available (described below) to U.S. Holders that may mitigate the adverse consequences resulting from PFIC status.

A U.S. Holder of "marketable stock" in a PFIC may make a mark-to-market election, provided that the ordinary shares are actively traded. We anticipate that the ordinary shares should qualify as being actively traded, but no assurances may be given in this regard. If a U.S. Holder of ordinary shares makes this election, the U.S. Holder of ordinary shares will generally (i) include as income for each taxable year the excess, if any, of the fair market value of ordinary shares held at the end of the taxable year over the adjusted tax basis of such ordinary shares and (ii) deduct as a loss the excess, if any, of the adjusted tax basis of the ordinary shares over the fair market value of such ordinary shares held at the end of the taxable year, but only to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder's adjusted tax basis in the ordinary shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the U.S. holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC.

A qualified electing fund election (a "QEF election") could also alleviate certain of the tax consequences referred to above. However, it is expected that the conditions necessary for making a QEF election will not apply in the case of our ordinary shares, because we do not expect to make available the information necessary for U.S. Holders to report income and certain losses in a manner consistent with the requirements for such elections.

If a U.S. Holder owns our ordinary shares during any taxable year that we are a PFIC, such U.S. Holder may be subject to certain reporting obligations with respect to our ordinary shares, including reporting on IRS Form 8621. In the case of a U.S. Holder that has held ordinary shares during any taxable year in respect of which we were classified as a PFIC and continued to hold such ordinary shares (or any portion thereof), and has not previously made a mark-to-market election, and that is now considering making a mark-to-market election for the first time, special tax rules may apply relating to purging the PFIC taint of such ordinary shares. Each U.S. Holder is urged to consult its tax advisor concerning the United States federal income tax

Taxation

consequences of purchasing, holding, and disposing ordinary shares if we are or become classified as a PFIC, including the possibility of making a mark-to-market election.

INFORMATION REPORTING AND BACKUP WITHHOLDING

Payment of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and to backup withholding unless (i) you are a corporation or other exempt recipient or (ii) in the case of backup withholding, you provide a correct taxpayer identification number and certify that you are not subject to backup withholding.

The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information is furnished to the IRS.

For taxable years beginning after March 18, 2010, new legislation requires certain U.S. Holders who are individuals to report information relating to stock of a non-U.S. person, subject to certain exceptions (including an exception for stock held in custodial accounts maintained by a U.S. financial institution). U.S. Holders are urged to consult their tax advisors concerning the effect, if any, of this legislation on their ownership and disposition of ordinary shares.

 Underwriting

We are offering the shares of our ordinary shares described in this prospectus and the accompanying prospectus through the underwriters named below. UBS Securities LLC and Piper Jaffray & Co. are the joint book-running managers of this offering and the representatives of the underwriters. We have entered into an underwriting agreement with the representatives. Subject to the terms and conditions of the underwriting agreement to be dated on or about                           , 2013, each of the underwriters has severally agreed to purchase and we have agreed to sell to the underwriters, the number of ordinary shares listed next to its name in the following table.

Underwriters	Number of shares

UBS Securities LLC
Piper Jaffray & Co.
Needham & Company, LLC
Oppenheimer & Co. Inc.

Total

The underwriting agreement provides that the underwriters must buy all of the shares if they buy any of them. However, the underwriters are not required to take or pay for the shares covered by the underwriters' over-allotment option described below.

Our ordinary shares are offered subject to a number of conditions, including:

–>
the closing of each of the senior secured notes offering and the senior secured revolving credit facility,

–>
receipt and acceptance of our ordinary shares by the underwriters, and

–>
the underwriters' right to reject orders in whole or in part.

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically.

OVER-ALLOTMENT OPTION

We have granted the underwriters an option to buy up to an aggregate of                           additional ordinary shares. If the underwriters exercise their option in full, we will issue and sell up to                           ordinary shares. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. The underwriters have 30 days from the date of this prospectus to exercise this option. If the underwriters exercise this option, they will each purchase additional shares approximately in proportion to the amounts specified in the table above.

COMMISSIONS AND DISCOUNTS

Shares sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $             per share from the public offering price. Sales of shares made outside the United States may be made by affiliates of the underwriters. If all the shares are not sold at the public offering price, the representatives may change the offering price and the other selling terms. Upon execution of the underwriting agreement, the underwriters will be obligated to purchase the shares at the prices and upon the terms stated therein.

Underwriting

The following table shows the per share and total underwriting discounts and commissions we will pay to the underwriters assuming both no exercise and full exercise of the underwriters' option to purchase additional ordinary shares from us.

	No exercise	Full exercise

Per share	$	$
Total	$	$

We estimate that the total expenses of this offering payable by us, not including the underwriting discounts and commissions, will be approximately $             .

NO SALES OF SIMILAR SECURITIES

We, our executive officers and directors and certain holders of our outstanding ordinary shares, stock options and other equity awards that together hold at least         % of our outstanding ordinary shares have entered into lock-up agreements with the underwriters. Under these agreements, subject to certain exceptions, we and each of these persons may not, without the prior written approval of UBS Securities LLC, offer, sell, contract to sell or otherwise dispose of, directly or indirectly, or hedge our ordinary shares or securities convertible into or exchangeable or exercisable for our ordinary shares. These restrictions will be in effect for a period of 180 days after the date of this prospectus. At any time and without public notice, UBS Securities LLC, may, in its sole discretion, release some or all of the securities from these lock-up agreements.

INDEMNIFICATION

We have agreed to indemnify the underwriters against certain liabilities, including certain liabilities under the Securities Act. If we are unable to provide this indemnification, we have agreed to contribute to payments the underwriters may be required to make in respect of those liabilities.

NASDAQ GLOBAL MARKET LISTING

We have applied to have our ordinary shares listed on the Nasdaq Global Market under the symbol "ISLA".

PRICE STABILIZATION, SHORT POSITIONS

In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our ordinary shares, including:

–>
stabilizing transactions;

–>
short sales;

–>
purchases to cover positions created by short sales;

–>
imposition of penalty bids; and

–>
syndicate covering transactions.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our ordinary shares while this offering is in progress. These transactions may also include making short sales of our ordinary shares, which involve the sale by the underwriters of a greater number of ordinary shares than they are required to purchase in this offering, and purchasing ordinary shares on the open market to cover positions created by short sales. Short sales may be "covered

Underwriting

short sales", which are short positions in an amount not greater than the underwriters' over-allotment option referred to above, or may be "naked short sales", which are short positions in excess of that amount.

The underwriters may close out any covered short position by either exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

Naked short sales are short sales made in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ordinary shares in the open market that could adversely affect investors who purchased in this offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

As a result of these activities, the price of our ordinary shares may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. The underwriters may carry out these transactions on Nasdaq, in the over-the-counter market or otherwise.

DETERMINATION OF OFFERING PRICE

Prior to this offering, there was no public market for our ordinary shares. The initial public offering price will be determined by negotiation by us and the representatives of the underwriters. The principal factors to be considered in determining the initial public offering price include:

–>
the information set forth in this prospectus and otherwise available to representatives;

–>
our history and prospects and the history and prospects for the industry in which we compete;

–>
our past and present financial performance and an assessment of our management;

–>
our prospects for future earnings and the present state of our development;

–>
the general condition of the securities market at the time of this offering;

–>
the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

–>
other factors deemed relevant by the underwriters and us.

AFFILIATIONS

Certain of the underwriters and their affiliates have in the past provided, are currently providing and may in the future from time to time provide, investment banking and other financing, trading, banking, research, transfer agent and trustee services to the Company or its subsidiaries, for which they have in the past received, and may currently or in the future receive, customary fees and expenses.

In connection with the issuance of our new senior secured notes, UBS Securities LLC is acting as an initial purchaser. In connection with our new senior secured revolving credit facility, UBS Securities LLC and its affiliates are acting as joint lead arranger, documentation agent, joint lead bookrunner, issuing bank, administrative agent, collateral agent, swingline lender and lender.

Underwriting

 NOTICE TO INVESTORS

Notice to Prospective Investors in the European Economic Area.    In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), other than Germany, with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of securities described in this prospectus may not be made to the public in that relevant member state other than:

–>
to any legal entity which is a qualified investor as defined in the Prospectus Directive;

–>
by the Bookrunners to fewer than 100, or, if the Relevant Member State has implemented the relevant provisions of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the Bookrunners for any such offer; or

–>
in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of securities shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of this provision, the expression an "offer of securities to the public" in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression "Prospectus Directive" means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and includes any relevant implementing measure in each relevant member state. The expression 2010 PD Amending Directive means Directive 2010/73/EU.

We have not authorized and do not authorize the making of any offer of securities through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the securities as contemplated in this prospectus. Accordingly, no purchaser of the securities, other than the underwriters, is authorized to make any further offer of the securities on behalf of us or the underwriters.

The EEA selling restriction is in addition to any other selling restrictions set out in this prospectus.

Notice to Prospective Investors in Australia.    This offering memorandum is not a formal disclosure document and has not been, nor will be, lodged with the Australian Securities and Investments Commission. It does not purport to contain all information that an investor or their professional advisers would expect to find in a prospectus or other disclosure document (as defined in the Corporations Act 2001 (Australia)) for the purposes of Part 6D.2 of the Corporations Act 2001 (Australia) or in a product disclosure statement for the purposes of Part 7.9 of the Corporations Act 2001 (Australia), in either case, in relation to the securities.

The securities are not being offered in Australia to "retail clients" as defined in sections 761G and 761GA of the Corporations Act 2001 (Australia). This offering is being made in Australia solely to "wholesale clients" for the purposes of section 761G of the Corporations Act 2001 (Australia) and, as such, no prospectus, product disclosure statement or other disclosure document in relation to the securities has been, or will be, prepared.

This offering memorandum does not constitute an offer in Australia other than to wholesale clients. By submitting an application for our securities, you represent and warrant to us that you are a wholesale client for the purposes of section 761G of the Corporations Act 2001 (Australia). If any recipient of this offering

Underwriting

memorandum is not a wholesale client, no offer of, or invitation to apply for, our securities shall be deemed to be made to such recipient and no applications for our securities will be accepted from such recipient. Any offer to a recipient in Australia, and any agreement arising from acceptance of such offer, is personal and may only be accepted by the recipient. In addition, by applying for our securities you undertake to us that, for a period of 12 months from the date of issue of the securities, you will not transfer any interest in the securities to any person in Australia other than to a wholesale client.

Notice to Prospective Investors in Hong Kong.    Our securities may not be offered or sold in Hong Kong, by means of this prospectus or any document other than (i) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (ii) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (iii) in other circumstances which do not result in the document being a "prospectus" within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong). No advertisement, invitation or document relating to our securities may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere) which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the securities which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Japan.    Our securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan ("the Financial Instruments and Exchange Law") and our securities will not be offered or sold, directly or indirectly, in Japan, or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan, or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Notice to Prospective Investors in Singapore.    This document has not been registered as a prospectus with the Monetary Authority of Singapore and in Singapore, the offer and sale of our securities is made pursuant to exemptions provided in sections 274 and 275 of the Securities and Futures Act, Chapter 289 of Singapore ("SFA"). Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our securities may not be circulated or distributed, nor may our securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor as defined in Section 4A of the SFA pursuant to Section 274 of the SFA, (ii) to a relevant person as defined in section 275(2) of the SFA pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with the conditions (if any) set forth in the SFA. Moreover, this document is not a prospectus as defined in the SFA. Accordingly, statutory liability under the SFA in relation to the content of prospectuses would not apply. Prospective investors in Singapore should consider carefully whether an investment in our securities is suitable for them.

Underwriting

Where our securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

–>
by a corporation (which is not an accredited investor as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

–>
for a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

–>
for a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 of the SFA, except:

–>
to an institutional investor (for corporations under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or any person pursuant to an offer that is made on terms that such shares of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA;

–>
where no consideration is given for the transfer; or

–>
where the transfer is by operation of law.

In addition, investors in Singapore should note that the securities acquired by them are subject to resale and transfer restrictions specified under Section 276 of the SFA, and they, therefore, should seek their own legal advice before effecting any resale or transfer of their securities.

Notice to Prospective Investors in Switzerland.    The Prospectus does not constitute an issue prospectus pursuant to Article 652a or Article 1156 of the Swiss Code of Obligations ("CO") and the shares will not be listed on the SIX Swiss Exchange. Therefore, the Prospectus may not comply with the disclosure standards of the CO and/or the listing rules (including any prospectus schemes) of the SIX Swiss Exchange. Accordingly, the shares may not be offered to the public in or from Switzerland, but only to a selected and limited circle of investors, which do not subscribe to the shares with a view to distribution.

Notice to Prospective Investors in the United Kingdom.    This prospectus is only being distributed to and is only directed at: (1) persons who are outside the United Kingdom; (2) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order"); or (3) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons falling within (1)–(3) together being referred to as "relevant persons"). The shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

 Validity of Ordinary Shares

Certain legal matters as to U.S. law in connection with this offering will be passed upon for us by DLA Piper LLP (US), Phoenix, Arizona. The validity of the ordinary shares offered hereby and certain other matters will be passed upon for us by Appleby, Cayman Islands. Certain legal matters relating to the offering will be passed upon for the underwriters by Davis Polk & Wardwell LLP, Menlo Park, California.

Experts

The consolidated financial statements of Isola Group S.à r.l. and Subsidiaries as of December 29, 2012, and December 31, 2011 and for each of the three years in the period ended December 31, 2012 included in this prospectus and the related financial statement schedules included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports appearing herein and elsewhere in the registration statement. Such financial statements and financial statement schedules are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The balance sheet of Isola Group Ltd. as of December 29, 2012 included in this prospectus has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such balance sheet is included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Additional Information

We have filed with the SEC a registration statement on Form S-1 under the Securities Act to register our ordinary shares being offered in this prospectus. This prospectus, which forms part of the registration statement, does not contain all of the information included in the registration statement and the exhibits and schedules thereto. You will find additional information about us and our ordinary shares in the registration statement. You may read and copy the registration statement and the exhibits and schedules thereto, as well as other information that we file with the SEC, at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website (http://www.sec.gov) that contains information that registrants, including us, file electronically with the SEC. Statements made in this prospectus about legal documents may not necessarily be complete and you should read the documents, which are filed as exhibits to the registration statement or otherwise filed with the SEC. Our website address is www.isola-group.com. The contents of our website are not part of this prospectus.

ISOLA GROUP S.À R.L. AND SUBSIDIARIES,
A WHOLLY OWNED SUBSIDIARY OF TPG HATTRICK PARTNERS, L.P.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Financial Statements of Isola Group S.à r.l. and subsidiaries as of December 29, 2012 and December 31, 2011, and for the years ended December 29, 2012, December 31, 2011, and January 1, 2011

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets	F-3
Consolidated Statements of Operations	F-4
Consolidated Statements of Comprehensive Loss	F-5
Consolidated Statements of Stockholder's Deficiency	F-6
Consolidated Statements of Cash Flows	F-7
Notes to Consolidated Financial Statements	F-8
Balance Sheet of Isola Group Ltd. as of December 29, 2012
Report of Independent Registered Public Accounting Firm	F-57
Balance Sheet	F-58
Notes to Balance Sheet	F-59

ISOLA GROUP S.À R.L. AND SUBSIDIARIES,
A WHOLLY OWNED SUBSIDIARY OF TPG HATTRICK PARTNERS, L.P.

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Isola Group S.à r.l. and subsidiaries
Chandler, Arizona

We have audited the accompanying consolidated balance sheets of Isola Group S.à r.l. and subsidiaries (the "Company") as of December 29, 2012 and December 31, 2011, and the related consolidated statements of operations, comprehensive loss, stockholder's deficiency, and cash flows for the years ended December 29, 2012, December 31, 2011, and January 1, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Isola Group S.à r.l. and subsidiaries as of December 29, 2012 and December 31, 2011, and the results of their operations and their cash flows for the years ended December 29, 2012, December 31, 2011, and January 1, 2011, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP
Phoenix, Arizona
March 28, 2013

ISOLA GROUP S.À R.L. AND SUBSIDIARIES,
A WHOLLY OWNED SUBSIDIARY OF TPG HATTRICK PARTNERS, L.P.

 CONSOLIDATED BALANCE SHEETS

As of December 29, 2012 and December 31, 2011

	Pro forma December 29, 2012	December 29, 2012	December 31, 2011

	(See Note 1)
	(In thousands, except for share data)
ASSETS
CURRENT ASSETS:
Cash		$54,699	$47,481
Accounts receivable—net of allowance for doubtful accounts of $2,168 and $1,825 at December 29, 2012 and December 31, 2011, respectively		100,758	108,589
Other receivables		1,639	3,046
Inventories		34,613	36,660
Deferred tax assets		1,962	1,937
Prepaid expenses and other current assets		9,012	9,196

Total current assets		202,683	206,909
RESTRICTED CASH		1,295	1,544
PROPERTY, PLANT, AND EQUIPMENT—Net		138,459	131,818
INTANGIBLE ASSETS—Net		4,923	6,172
DEFERRED TAX ASSETS		7,554	7,485
DEBT ISSUANCE COSTS AND OTHER ASSETS		10,385	14,246

TOTAL ASSETS		$365,299	$368,174

LIABILITIES AND STOCKHOLDER'S DEFICIENCY
CURRENT LIABILITIES:
Accounts payable		$54,833	$66,631
Short-term debt and current portion—long-term debt		15,100	15,090
Accrued liabilities		46,895	47,583
Deferred tax liabilities		58	72
Other current liabilities		1,333	1,102

Total current liabilities		118,219	130,478
LONG-TERM DEBT—Net of current portion		346,760	317,368
CONVERTIBLE PREFERRED CERTIFICATES		227,255	208,009
CAPITAL LEASE OBLIGATIONS—Net of current portion		13,646	14,224
EMBEDDED DERIVATIVES		33,889	28,924
PENSION AND OTHER RETIREMENT BENEFITS		60,359	55,477
UNCERTAIN TAX POSITIONS AND OTHER LIABILITIES		24,160	15,121
DEFERRED TAX LIABILITIES		2,702	3,351

Total liabilities		826,990	772,952

COMMITMENTS AND CONTINGENCIES (Note 8)
STOCKHOLDER'S DEFICIENCY:
Common stock, 25 euro par value ($31)—500 shares authorized, issued, and outstanding		15	15
Additional paid-in capital		36,136	33,269
Accumulated deficit		(441,358)	(388,494)
Accumulated other comprehensive loss		(56,484)	(49,568)

Total stockholder's deficiency		(461,691)	(404,778)

TOTAL LIABILITIES AND STOCKHOLDER'S DEFICIENCY		$365,299	$368,174

See notes to consolidated financial statements.

ISOLA GROUP S.À R.L. AND SUBSIDIARIES,
A WHOLLY OWNED SUBSIDIARY OF TPG HATTRICK PARTNERS, L.P.

 CONSOLIDATED STATEMENTS OF OPERATIONS

For the years ended December 29, 2012, December 31, 2011, and January 1, 2011

	December 29, 2012		December 31, 2011	January 1, 2011

	(In thousands, except for share data)
REVENUES		$555,504	$596,989	$611,987
COST OF GOODS SOLD		395,749	455,404	467,751

GROSS PROFIT		159,755	141,585	144,236

OPERATING EXPENSES
Sales, general, and administrative		81,558	77,545	65,271
Research and development		13,185	10,653	9,532
Restructuring costs (gain)		(42)	1,250	4,782

Total operating expenses		94,701	89,448	79,585
OPERATING INCOME—Net		65,054	52,137	64,651
OTHER INCOME—Net		2,903	1,629	4,758
EMBEDDED DERIVATIVE GAIN (LOSS)—Net		(3,818)	42,256	21,165
INTEREST EXPENSE		(84,154)	(80,210)	(72,134)
INTEREST INCOME		99	221	339
FOREIGN EXCHANGE GAIN (LOSS)—Net		(4,299)	4,833	9,596

INCOME (LOSS) BEFORE TAXES		(24,215)	20,866	28,375
PROVISION FOR INCOME TAXES		(28,649)	(10,893)	(27,158)

NET INCOME (LOSS)		$(52,864)	$9,973	$1,217

NET INCOME (LOSS) PER COMMON SHARE		$(105.73)	$19.95	$2.43

WEIGHTED AVERAGE NUMBER OF COMMON AND POTENTIAL COMMON SHARES OUTSTANDING
Basic		500	500	500

Diluted		500	500	500

PRO FORMA NET INCOME (LOSS) PER COMMON SHARE (unaudited)
Basic	$

Diluted	$

WEIGHTED AVERAGE NUMBER OF COMMON AND POTENTIAL COMMON SHARES USED IN COMPUTING PRO FORMA NET INCOME (LOSS) PER SHARE (unaudited)
Basic

Diluted

See notes to consolidated financial statements.

ISOLA GROUP S.À R.L. AND SUBSIDIARIES,

 A WHOLLY OWNED SUBSIDIARY OF TPG HATTRICK PARTNERS, L.P.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

For the years ended December 29, 2012, December 31, 2011, and January 1, 2011

	December 29, 2012	December 31, 2011	January 1, 2011

	(In thousands)
Net income (loss)	$(52,864)	$9,973	$1,217
Other comprehensive loss, net of tax:
Foreign currency translation adjustment	(1,159)	(91)	1,804
Pension and other postretirement plans:
Amortization of net prior service credit (cost) included in net income	636	(469)	(426)
Amortization of net actuarial loss included in net income (net of tax of $782, $66 and $77 for the years ended December 29, 2012, December 31, 2011, and January 1, 2011, respectively)	(6,393)	(15,379)	(8,158)

Total pension and other postretirement plans	(5,757)	(15,848)	(8,584)
Total other comprehensive loss, net of tax	(6,916)	(15,939)	(6,780)

Comprehensive loss	$(59,780)	$(5,966)	$(5,563)

See notes to consolidated financial statements.

ISOLA GROUP S.À R.L. AND SUBSIDIARIES,
A WHOLLY OWNED SUBSIDIARY OF TPG HATTRICK PARTNERS, L.P.

 CONSOLIDATED STATEMENTS OF STOCKHOLDER'S DEFICIENCY

For the years ended December 29, 2012, December 31, 2011, and January 1, 2011

	Common stock		Additional paid-in capital		Accumulated other comprehensive loss	Total stockholder's deficiency
				Accumulated deficit
	Shares	Amount

	(In thousands, except for share data)
BALANCE—December 26, 2009	500	$15	$28,160	$(399,684)	$(26,849)	$(398,358)
Capital contribution			577			577
Stock-based compensation			1,915			1,915
Net income				1,217		1,217
Total other comprehensive loss					(6,780)	(6,780)

BALANCE—January 1, 2011	500	$15	$30,652	$(398,467)	$(33,629)	$(401,429)

Stock-based compensation			2,617			2,617
Net income				9,973		9,973
Total other comprehensive loss					(15,939)	(15,939)

BALANCE—December 31, 2011	500	$15	$33,269	$(388,494)	$(49,568)	$(404,778)

Stock-based compensation			2,867			2,867
Net loss				(52,864)		(52,864)
Total other comprehensive loss					(6,916)	(6,916)

BALANCE—December 29, 2012	500	$15	$36,136	$(441,358)	$(56,484)	$(461,691)

See notes to consolidated financial statements.

ISOLA GROUP S.À R.L. AND SUBSIDIARIES,
A WHOLLY OWNED SUBSIDIARY OF TPG HATTRICK PARTNERS, L.P.

 CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 29, 2012, December 31, 2011, and January 1, 2011

	December 29, 2012	December 31, 2011	January 1, 2011

	(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(52,864)	$9,973	$1,217
Adjustments to reconcile net income (loss) to cash provided by (used in) operating activities:
Depreciation and amortization	16,389	17,260	16,937
Provision for doubtful accounts	462	(683)	87
Change in fair value of derivatives	3,666	(42,366)	(21,226)
Foreign currency translation	6,651	(7,147)	(12,087)
Impairment of property, plant and equipment	—	994	—
Deferred income taxes	112	(914)	4,896
Amortization and write-off of debt issuance costs	3,142	2,435	4,629
Accreted interest on debt and amortization of discount	29,350	25,332	5,900
Accreted interest on Convertible Preferred Certificates and amortization of discount	14,036	15,846	10,636
Stock-based compensation expense	2,922	2,650	2,219
Gain on dispositions	(1,334)	(17)	(484)
Change in operating assets and liabilities:
Accounts receivable	8,867	(4,774)	(6,702)
Other receivables	1,627	(299)	44
Inventories	2,251	8,231	(9,006)
Prepaid expenses and other current assets	(1,126)	(2,035)	(450)
Debt issuance costs and other assets	245	2,609	(1,434)
Accounts payable	(12,816)	(2,966)	(3,711)
Accrued liabilities	(1,435)	9,298	(44,770)
Other current liabilities	—	155	56
Pension and other postretirement employee benefits	(1,221)	(2,546)	(1,122)
Uncertain tax positions and other liabilities	8,029	(8,023)	(977)

Net cash provided by (used in) operating activities	26,953	23,013	(55,348)

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from release of restricted cash—entrustment loan	—	5,461	(190)
Decrease in restricted cash—other	256	339	2,197
Payments for acquisition of property, plant, and equipment	(20,005)	(12,933)	(15,681)
Proceeds from dispositions	2,987	121	4,396

Net cash used in investing activities	(16,762)	(7,012)	(9,278)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from financing transactions (Note 4)	—	—	376,393
Proceeds from debt	15,112	17,250	16,951
Payments of debt	(15,265)	(23,965)	(312,926)
Payments of debt issuance costs	—	—	(19,215)
Proceeds from capital contributions	—	—	577
Payments of capital leases	(713)	(325)	(839)
Payments for surrendered options	—	—	(299)

Net cash provided by (used in) financing activities	(866)	(7,040)	60,642

EFFECT OF EXCHANGE RATES ON CASH	(2,107)	1,787	1,785

NET INCREASE (DECREASE) IN CASH	7,218	10,748	(2,199)
CASH—Beginning of year	47,481	36,733	38,932

CASH—End of year	$54,699	$47,481	$36,733

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION—
Cash payments during the year for:
Interest	$38,967	$37,439	$94,999

Income taxes	$14,101	$10,354	$10,936

SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING TRANSACTIONS—Acquisition of fixed assets with a corresponding increase in accounts payable	$766	$865	$1,270

Acquisition of fixed assets through capital lease	$27	$363	—

See notes to consolidated financial statements.

ISOLA GROUP S.À R.L. AND SUBSIDIARIES,
A WHOLLY OWNED SUBSIDIARY OF TPG HATTRICK PARTNERS, L.P.

 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 29, 2012 and December 31, 2011, and for the years ended
December 29, 2012, December 31, 2011, and January 1, 2011

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of business—Isola Group, S.à r.l. is a holding company incorporated in Luxembourg (the "Company" or the "Luxembourg Holding Company") whose subsidiaries manufacture and sell laminate products across Europe, Asia, and the Americas. The Company's corporate headquarters are located in Chandler, Arizona. The Company is a wholly owned subsidiary of TPG Hattrick Partners, L.P. ("TPG" or the "sole stockholder").

The Company and certain of its subsidiaries were incorporated by TPG. TPG is a U.S.-based limited partnership that was originally funded through the cash investments of two private equity funds affiliated with TPG Global, LLC and Redfern Partners, which is an affiliate of Insulectro, one of the Company's largest customers (see Note 13).

Reorganization—On September 20, 2011, TPG formed a new company, Isola Group Ltd., in the Cayman Islands. Isola Group Ltd. has been authorized by its board of directors to file a registration statement with the Securities and Exchange Commission ("SEC") permitting it to sell its ordinary shares in an initial public offering ("IPO"). Prior to the IPO the Company will undergo a corporate reorganization that will include the following steps:

–>
all of the outstanding securities of the Company, including common shares and Convertible Preferred Certificates ("CPCs"), will be contributed by TPG to Isola Group Ltd., which will result in Isola Group Ltd. becoming the new holding company and the Company becoming a subsidiary of Isola Group Ltd.;

–>
TPG, and TPG's general partner, TPG Hattrick Holdco, LLC, will be liquidated and the ordinary shares of Isola Group Ltd. will be distributed to the equity holders of TPG and TPG Hattrick Holdco, LLC; and

–>
all outstanding stock-based awards associated with TPG will be terminated and replaced with new awards for ordinary shares of Isola Group Ltd. that have substantially the same value and the same terms.

Collectively, the above transactions are referred to as the "Reorganization". The pro forma impact of the Reorganization is discussed further in Note 15.

Unaudited Pro Forma Balance Sheet—The unaudited pro forma balance sheet gives effect to the Reorganization as if it had occurred on December 29, 2012. Accordingly, it reflects the conversion of all outstanding common stock and CPCs of the Company into ordinary shares of Isola Group Ltd. Additionally, the unaudited pro forma balance sheet reflects the elimination of the embedded derivative liability associated with the CPCs. The pro forma earnings per share impact of the Reorganization is discussed further in Note 15.

Basis of Presentation and Consolidation—The consolidated financial statements consist of the accounts of the Company and its subsidiaries and reflect the Company's financial position as of December 29, 2012 and December 31, 2011, and results of operations and cash flows for the years ended December 29, 2012, December 31, 2011 and January 1, 2011. The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"). All intercompany balances and transactions have been eliminated.

ISOLA GROUP S.À R.L. AND SUBSIDIARIES,
A WHOLLY OWNED SUBSIDIARY OF TPG HATTRICK PARTNERS, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 29, 2012 and December 31, 2011, and for the years ended
December 29, 2012, December 31, 2011, and January 1, 2011

The Company operates and reports financial results on a fiscal year of 52 or 53 weeks. The 2012 fiscal year consisted of 52 weeks and ended on December 29, 2012. The 2011 fiscal year consisted of 52 weeks and ended on December 31, 2011. The 2010 fiscal year consisted of 53 weeks and ended on January 1, 2011.

On April 5, 2012, the Jumpstart Our Business Startups Act ("JOBS Act") was signed into law. The JOBS Act contains provisions that, among other things, relax certain reporting requirements for qualifying public companies. The Company will qualify as an "emerging growth company" and under the JOBS Act will be allowed to comply with new or revised accounting pronouncements based on the effective date for private (not publicly traded) companies. We are electing to delay the adoption of new or revised accounting standards, and as a result, we may not comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies.

Events that occurred after December 29, 2012, and through March 28, 2013, the date the consolidated financial statements were available to be issued, were considered in the preparation of these consolidated financial statements.

Use of Estimates and Assumptions—The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting year. Significant items subject to such estimates and assumptions include, but are not limited to, (i) the useful lives of fixed assets and definite-lived intangible assets, (ii) allowances for doubtful accounts, (iii) the valuation of derivative instruments, (iv) the valuation of deferred tax assets, (v) stock-based compensation, (vi) accruals for employee benefit obligations, (vii) income tax uncertainties and (viii) other contingencies, current events and actions management may take in the future. Actual results could differ from these estimates under different assumptions or conditions.

Foreign Currency Transactions and Translation—The Company's functional currency and reporting currency is the U.S. dollar. All subsidiaries of the Company, with the exception of the subsidiaries in Germany, Italy and Malaysia, have the U.S. dollar as their functional currency. In the third quarter of fiscal 2012, we changed our international structure to operate in a more tax efficient manner. As a result of this reorganization of legal entities, we reassessed the primary economic environment of the affected legal entity, our U.K. subsidiary, and determined that its functional currency changed from the British pound to the U.S. dollar.

Gains and losses arising from transactions denominated in a currency other than the functional currency of the entity involved in the transaction, including unrealized translation gains and losses on short-term receivables and payables, are included in foreign exchange gains and losses in the consolidated statement of operations in the period in which they occur.

For the Company's foreign subsidiaries that use a currency other than the U.S. dollar as their functional currency, assets and liabilities are translated at exchange rates in effect at the balance sheet date, and revenues and expenses are translated at the average exchange rate for the period. The effects of these translation adjustments are reported as foreign currency translation gains and losses in other comprehensive loss on the consolidated balance sheet.

Certain of the Company's foreign subsidiaries maintain their books of record in a currency other than their functional currency, the U.S. dollar. Assets and liabilities for these subsidiaries are re-measured to U.S.

ISOLA GROUP S.À R.L. AND SUBSIDIARIES,
A WHOLLY OWNED SUBSIDIARY OF TPG HATTRICK PARTNERS, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 29, 2012 and December 31, 2011, and for the years ended
December 29, 2012, December 31, 2011, and January 1, 2011

dollars at current exchange rates except for nonmonetary items, such as inventory and property, plant and equipment, which are re-measured to U.S. dollars at historical exchange rates. Foreign currency re-measurement gains and losses are included in foreign exchange gains and losses in the consolidated statement of operations in the period in which they occur.

Cash and Cash Equivalents—The Company considers all highly liquid investments in debt securities with a maturity of three months or less when purchased to be cash equivalents. These investments are stated at cost, which approximates market value.

Restricted Cash—Restricted cash represents bank balances pledged as collateral. In fiscal 2012 and 2011, restricted cash was related to worldwide letters of credit and retirement obligations. In fiscal 2010, restricted cash was primarily for an entrustment loan, denominated in Chinese Renminbi, held by the Company's subsidiary in Dalian, China, as well as worldwide letters of credit and retirement obligations.

Accounts Receivable and Allowance for Doubtful Accounts—The Company's accounts receivable are recorded at cost on the consolidated balance sheet, net of allowance for doubtful accounts. Credit is extended based on an evaluation of the customer's financial condition, and collateral is generally not required.

Management analyzes uncollectible accounts to establish the allowance for doubtful accounts. In making these estimates, management analyzes the credit worthiness of the Company's customers, past experience, changes in customer demand and the overall economic climate. Past-due balances meeting certain criteria are reviewed individually for collectability. All other balances are reviewed on a pooled basis. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

Credit risk associated with the Company's accounts receivable is mitigated by (i) ongoing credit evaluations of customers, (ii) frequent contact with customers, especially the more significant, which enables the Company to monitor changes in its customers' business operations and respond accordingly, and (iii) a significant portion of sales to well-established companies.

The Company does not have any off-balance sheet credit exposure related to its customers.

Inventories—Inventories include the cost of materials, direct labor, and related manufacturing overhead. Inventories are stated at the lower of cost (computed using the first-in, first-out method) or market. The Company adjusts inventory for estimated obsolescence or excess quantities based upon assumptions about future demand and market conditions.

Assets Held for Sale—In accordance with Accounting Standards Codification ("ASC") 360, Property, Plant, and Equipment ("ASC 360"), the Company classifies long-lived assets as held for sale when (i) management, having the authority to approve the action, commits to a plan to sell the asset, (ii) the asset is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets, (iii) an active program to locate a buyer and other actions required to complete the plan to sell the asset have been initiated, (iv) the sale of the asset is probable, and (v) transfer of the asset is expected to qualify for recognition as a completed sale within one year. The carrying value of the assets held for sale are then recorded at the lower of their carrying value or fair value, less costs to sell, and are not depreciated.

Property, Plant, and Equipment—Property, plant, and equipment are recorded at cost, or in the case of property, plant and equipment acquired through acquisitions, at fair value as of the acquisition date.

ISOLA GROUP S.À R.L. AND SUBSIDIARIES,
A WHOLLY OWNED SUBSIDIARY OF TPG HATTRICK PARTNERS, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 29, 2012 and December 31, 2011, and for the years ended
December 29, 2012, December 31, 2011, and January 1, 2011

Provisions for depreciation are calculated using the straight-line method over the following estimated useful lives of the assets:

Years

Buildings and improvements	15-40
Machinery and equipment	2-15

Assets held under capital leases are depreciated on a straight-line basis over the estimated useful life of the asset. If it is reasonably certain that the Company will obtain ownership by the end of the lease term, the asset is depreciated over the shorter of the lease term or the estimated useful life of the asset. Leasehold improvements are depreciated on a straight-line basis over the shorter of the lease term or estimated useful life of the asset.

The Company reviews property, plant and equipment for impairment whenever events and circumstances indicate that the carrying amount may not be recoverable. For purposes of evaluating and measuring impairment, the Company groups long-lived assets with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows for other groups of assets, which is generally at the site or factory level. An asset or group of assets is considered impaired if its carrying value exceeds the undiscounted future net cash flows the asset or asset group is expected to generate. If an asset or asset group is considered to be impaired, the impairment loss would be calculated based on the excess of the carrying value over the estimated fair value in the period identified. Fair value is determined through various valuation techniques, including discounted cash flow models, market comparables and other information, as considered necessary.

Identifiable Intangible Assets—The Company has certain identifiable intangible assets that are subject to amortization. These assets consist primarily of patent technology, customer relationships and trademarks obtained through acquisitions. These assets are carried at cost less accumulated amortization. Amortization is recorded on a straight-line basis over the estimated useful lives of the assets which range from 10 to 11 years.

The Company reviews identifiable intangible assets for impairment whenever events and circumstances indicate that the carrying amount may not be recoverable. An asset is considered impaired if its carrying value exceeds the undiscounted future net cash flows the asset or asset group is expected to generate. If an asset or asset group is considered to be impaired, the impairment loss would be calculated based on the excess of the carrying value over the estimated fair value in the period identified. Fair value is determined primarily based on projected discounted future net cash flows.

Debt Issuance Costs and Discounts—Debt issuance costs and discounts are capitalized and amortized over the term of the related debt using the effective interest method. Upon the extinguishment of the related debt, any unamortized debt issuance costs and discounts are immediately expensed. Debt discounts are further discussed in Note 4.

Fair Value Measurements—The Company applies fair value accounting for all financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring or nonrecurring basis. Fair value is defined as the amount that would be received from selling an asset or the amount that would be paid to settle a liability in an orderly transaction between willing market participants in the primary or most advantageous market for that asset or liability.

ISOLA GROUP S.À R.L. AND SUBSIDIARIES,
A WHOLLY OWNED SUBSIDIARY OF TPG HATTRICK PARTNERS, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 29, 2012 and December 31, 2011, and for the years ended
December 29, 2012, December 31, 2011, and January 1, 2011

The Company's principal financial instruments are cash, trade receivables, bank lines of credit, short-term bank debt, trade payables and other accrued liabilities, long-term debt, including CPCs, and derivative instruments. With the exception of the Company's derivative instruments, which are recorded at fair value, and long-term debt and CPCs, the carrying value of these financial instruments approximates fair value either because of the short maturities of these instruments, or because the interest rates are based upon variable reference rates.

Certain nonfinancial assets and liabilities are measured at fair value on a nonrecurring basis, including property, plant, and equipment and intangibles assets. These assets are subject to fair value adjustments in certain circumstances, such as when there is evidence of impairment.

A description of the valuation methodologies used for assets and liabilities measured at fair value, including the general classification of such assets and liabilities pursuant to the valuation hierarchy, is included in each footnote which presents a fair value measurement.

Accounting for Income Taxes—The Company accounts for income taxes using the asset and liability method under ASC 740, Income Taxes ("ASC 740"), which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws in effect for the year in which the differences are expected to reverse. The Company is required to adjust its deferred tax assets and liabilities in any period in which tax rates, or other provisions of the income tax laws, are enacted.

Deferred tax assets are recorded to the extent these assets are more likely than not to be realized. In making such determinations, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies and recent financial performance. Valuation allowances are recognized to reduce deferred tax assets, if it is determined to be more likely than not that all or some of the potential deferred assets will not be realized.

The Company follows ASC 740-10, Income Taxes ("ASC 740-10"), which clarifies the accounting for uncertainty in income taxes recognized in the financial statements. ASC 740-10 provides that a tax benefit from an uncertain tax position may be recognized based on the technical merits when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes. Income tax positions must meet a more likely than not recognition threshold at the effective date to be recognized upon the adoption of ASC 740-10 and in subsequent periods. This standard also provides guidance on measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

The Company recognizes interest and penalties related to unrecognized tax benefits as a component of income tax expense.

Pension Plans—The Company sponsors several pension plans that include qualified, non-contributory non-union pension plans for certain salaried and hourly employees, as well as a pension plan for a bargaining unit covering retirees and vested former employees of the Company. The Company uses a December 31 measurement date for its pension and other post-retirement employee benefit plans. The U.S. pension plans were frozen and curtailed prior to the 2004 acquisition of the Company.

ISOLA GROUP S.À R.L. AND SUBSIDIARIES,
A WHOLLY OWNED SUBSIDIARY OF TPG HATTRICK PARTNERS, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 29, 2012 and December 31, 2011, and for the years ended
December 29, 2012, December 31, 2011, and January 1, 2011

Revenue Recognition—Revenue is recognized and earned when all of the following criteria are satisfied: (i) persuasive evidence of a sales arrangement exists; (ii) price is fixed or determinable; (iii) collectability is reasonably assured; and (iv) title and the risks and rewards of ownership have substantially transferred to the customer. For most of the Company's sales transactions, revenue is recognized upon shipment of the finished product. Some sales terms require the goods to be received by the customer before title passes. In those instances, revenue is not recognized until the customer has received the goods. The Company's sales arrangements do not have any post-shipment obligations.

Amounts billed to customers for shipping and handling costs are included in revenue and shipping and handling costs incurred by the Company are included in cost of goods sold.

Stock-based Compensation—Effective January 1, 2006, the Company prospectively adopted the fair value method of accounting for stock-based compensation to employees in accordance with ASC 718, Compensation—Stock Compensation ("ASC 718"), which recognizes stock-based compensation expense, net of estimated forfeitures, over the requisite service period of the award for stock-based awards issued on and after the adoption date. The fair value method requires companies to estimate the fair value of stock-based awards on the grant date using an option-pricing model.

Prior to the adoption of the fair value method, the Company accounted for stock-based compensation using the minimum-value method for financial statement recognition purposes. For awards that have not yet vested, but were granted prior to the adoption of the fair value method, the Company continues to recognize stock-based compensation expense under the minimum value method. In addition, the Company continues to amortize any stock-based compensation from awards granted prior to January 1, 2006 and stock-based compensation from awards granted or modified after January 1, 2006 on a straight-line basis over the service period. The Company has elected to use the "with and without" approach in determining the order in which tax attributes are utilized. As a result, the Company will only recognize a tax benefit from stock-based awards in additional paid-in capital if an incremental tax benefit is realized after all other tax attributes currently available to the Company have been utilized. The Company's stock-based compensation awards are more fully described in Note 9.

Certain Risks and Concentrations—Cash is maintained with several financial institutions. Deposits held with banks can exceed the amount of insurance provided on such deposits. Generally, these deposits may be redeemed upon demand and are maintained with financial institutions of reputable credit and, therefore, bear minimal credit risk. Most of the Company's cash deposits were not insured as of December 29, 2012.

The Company sells a significant amount of its products through intermediaries, such as distributors. Revenue from sales to distributors represented 8.4%, 8.6%, and 10.4% of total revenues for the years ended December 29, 2012, December 31, 2011 and January 1, 2011, respectively. If one of the Company's significant distributors terminates its distribution agreement, the Company could experience a significant interruption in the distribution of its products.

Concentration of credit risk with respect to the Company's trade receivables is limited by an ongoing credit evaluation process and the geographical dispersion of sales transactions. Collateral is generally not required from the Company's customers. The allowance for doubtful accounts is based upon the expected collectability of all trade receivables. The Company had three customers that accounted for 38.3% of the outstanding receivables at December 29, 2012 and three customers that accounted for 42.9% of the outstanding receivables at December 31, 2011. The Company also had one customer that accounted for

ISOLA GROUP S.À R.L. AND SUBSIDIARIES,
A WHOLLY OWNED SUBSIDIARY OF TPG HATTRICK PARTNERS, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 29, 2012 and December 31, 2011, and for the years ended
December 29, 2012, December 31, 2011, and January 1, 2011

15.3%, 14.0% and 12.8% of revenues for the years ended December 29, 2012, December 31, 2011 and January 1, 2011, respectively.

Contingencies—The Company is subject to a range of claims, lawsuits and administrative proceedings that arise in the ordinary course of business. The Company accrues a liability and charges expense on the consolidated statement of operations for such matters when it is probable that a liability has been incurred and the amount can be reasonably estimated, in accordance with the recognition criteria of ASC Topic 450, Contingencies ("ASC 450"). Estimating liabilities and costs associated with these matters requires significant judgment and assessment based upon the professional knowledge and experience of management and its legal counsel.

Recent Accounting Pronouncements—Changes to generally accepted accounting principles are established by the Financial Accounting Standards Board ("FASB") in the form of accounting standards updates ("ASU") to the FASB's Accounting Standards Codification.

The Company considers the applicability and impact of all ASUs. ASUs not listed below were assessed and determined to be either not applicable or not expected to have a material impact on the Company's consolidated financial position or results of operations.

In May 2011, the FASB issued an amendment to the existing guidance on fair value measurements. The new guidance provides a consistent definition of the fair value measurement and ensures disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards. The amendments to the guidance change certain fair value measurement principles and enhance disclosure requirements, particularly for Level 3 fair value measurements. This amendment must be applied prospectively. The Company adopted this amendment effective January 1, 2012. The adoption of this amendment did not have an impact on the Company's consolidated financial position or results of operations.

In February 2013, the FASB issued an amendment to the guidance on the presentation of comprehensive income and the presentation of reclassification adjustment out of accumulated comprehensive income. The amendment does not change the reporting requirements of net income or comprehensive income. The amendment requires entities to provide information about the amounts reclassified out of accumulated other comprehensive income. This amendment is effective prospectively for interim and annual periods beginning after December 15, 2012 for public entities and December 15, 2013 for nonpublic entities. Early adoption is permitted. The Company is currently assessing what impact, if any, the revised guidance will have on its disclosures.

Standards Issued but Not Yet Effective—Other new pronouncements issued but not effective until after December 29, 2012 are not expected to have a material impact on the Company's consolidated financial statements.

ISOLA GROUP S.À R.L. AND SUBSIDIARIES,
A WHOLLY OWNED SUBSIDIARY OF TPG HATTRICK PARTNERS, L.P.

 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 29, 2012 and December 31, 2011, and for the years ended
December 29, 2012, December 31, 2011, and January 1, 2011

2. SELECTED CONSOLIDATED BALANCE SHEET DISCLOSURES

The following tables provide details of selected consolidated balance sheet items at December 29, 2012 and December 31, 2011 (in millions):

	December 29, 2012	December 31, 2011

Inventories:
Raw materials	$17.9	$18.5
Work in process	7.5	7.9
Finished goods	9.2	10.3

Total inventories	$34.6	$36.7

Property, plant, and equipment:
Land	$26.5	$26.4
Buildings and improvements	52.5	49.6
Machinery and equipment	167.4	154.3
Construction in progress	12.4	6.7

Total property, plant, and equipment	258.8	237.0
Accumulated depreciation	(120.3)	(105.2)

Total property, plant, and equipment—net	$138.5	$131.8

Accrued liabilities:
Personnel related	$17.7	$16.3
Operating expenses	8.6	10.4
Income tax	11.4	11.0
Other taxes	5.7	5.7
Management fees	0.6	0.6
Interest	—	0.2
Other	2.9	3.4

Total accrued liabilities	$46.9	$47.6

The Company capitalized interest expense incurred during the construction period for capital projects, primarily new machinery and equipment. Capitalized interest was $1.1 million and $0.7 million for the years ended December 29, 2012 and December 31, 2011, respectively. Capitalized interest is included in property, plant, and equipment in the consolidated balance sheets.

Depreciation expense for the years ended December 29, 2012, December 31, 2011 and January 1, 2011 was $15.1 million, $16.1 million and $15.6 million, respectively.

During the year ended December 31, 2011, the Company transferred $2.3 million of assets from property, plant and equipment to assets held for sale. These assets consisted of land and buildings in Fremont, California and Franklin, New Hampshire. In the second quarter of fiscal 2012, the Company sold the land and building in Fremont, California with a carrying value of $1.8 million and received net proceeds of

ISOLA GROUP S.À R.L. AND SUBSIDIARIES,
A WHOLLY OWNED SUBSIDIARY OF TPG HATTRICK PARTNERS, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 29, 2012 and December 31, 2011, and for the years ended
December 29, 2012, December 31, 2011, and January 1, 2011

$2.0 million, resulting in a gain of $0.2 million. The remaining balance of the assets held for sale ($0.5 million) is included in prepaid expenses and other current assets in the consolidated balance sheet.

During fiscal 2011, the Company recorded $1.0 million in asset impairments. The Company recorded $0.6 million in asset impairments in fiscal 2011 associated with land and buildings in Fremont, California, which is included in restructuring expense in the consolidated statement of operations. The Company also recorded $0.4 million in asset impairments in fiscal 2011 associated with land and buildings in Franklin, New Hampshire, which is included in selling, general and administrative expenses in the consolidated statement of operations.

3. INTANGIBLE ASSETS

Intangible assets consist of the following (in millions):

	December 29, 2012			December 31, 2011
	Gross amount	Accumulated amortization	Net amount	Gross amount	Accumulated amortization	Net amount

Patent Technology	$9.9	$(6.8)	$3.1	$9.9	$(5.8)	$4.1
Customer Relationship	6.9	(5.2)	1.7	6.9	(5.0)	1.9
Trade Name	0.9	(0.8)	0.1	0.9	(0.7)	0.2

	$17.7	$(12.8)	$4.9	$17.7	$(11.5)	$6.2

The following is an expected amortization schedule for the intangible assets for fiscal year 2013 through fiscal year 2017 (in millions):

Fiscal years

2013	$1.2
2014	1.2
2015	0.8
2016	0.8
2017	0.4

Amortization expense attributed to intangible assets was $1.3 million, $1.2 million and $1.3 million for the years ended December 29, 2012, December 31, 2011 and January 1, 2011, respectively. Amortization expense is included in sales, general, and administrative expense on the consolidated statements of operations. The Company found no indication of impairment of its intangible assets in fiscal years 2012, 2011 or 2010.

ISOLA GROUP S.À R.L. AND SUBSIDIARIES,
A WHOLLY OWNED SUBSIDIARY OF TPG HATTRICK PARTNERS, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 29, 2012 and December 31, 2011, and for the years ended
December 29, 2012, December 31, 2011, and January 1, 2011

4. DEBT

Debt at December 29, 2012 and December 31, 2011 consisted of the following (in millions):

	December 29, 2012	December 31, 2011

Senior loans payable under senior secured credit agreement—related party—net of unamortized discount of $18.0 million and $23.0 million	$192.0	$187.0
Subordinated loans payable under mezzanine credit agreement—unsecured, related party—net of unamortized discount of $54.3 million and $62.8 million	154.8	130.4
Other debt—unsecured	15.1	15.1

Total debt outstanding	361.9	332.5
Current portion of long-term debt	(15.1)	(15.1)

Total long-term debt	$346.8	$317.4

The Company is required to make debt service payments under the terms of its debt arrangements. Future obligated debt principal payments, including accreted and accrued paid-in-kind ("PIK") interest as of December 29, 2012, for the next five years are $15.1 million due in 2013, $210.0 million due in 2015 and $209.1 million due in 2016, which includes $4.1 million of accrued PIK interest that had not been accreted to the principal balance as of December 29, 2012.

On September 30, 2010, the Company entered into a series of financing transactions including a senior secured credit agreement and a mezzanine credit agreement, each entered into with a syndicate of lenders, the majority of which are partial owners in an entity that is the Company's sole stockholder (collectively "the Credit Arrangements"), as well as the issuance of 43,500,666 Class C CPCs issued to the Company's sole stockholder (collectively "the Financing Transaction"). The Company received $376.4 million in aggregate proceeds in connection with the Financing Transaction. The total proceeds were allocated among the instruments issued based upon the relative fair value of each instrument at the time of issuance, as follows:

As of September 30, 2010

Senior loans payable	$181.5
Embedded derivative—senior loans payable	1.1
Subordinated loans payable	104.6
Embedded derivative—subordinated loans payable	8.1
Convertible preferred certificates—Class C (Note 5)	24.8
Embedded derivative—convertible preferred certificates—Class C (Note 5)	56.3

Total allocated value	$376.4

ISOLA GROUP S.À R.L. AND SUBSIDIARIES,
A WHOLLY OWNED SUBSIDIARY OF TPG HATTRICK PARTNERS, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 29, 2012 and December 31, 2011, and for the years ended
December 29, 2012, December 31, 2011, and January 1, 2011

The borrower under the Credit Arrangements is the Company's wholly owned subsidiary, Isola USA Corp ("Isola USA"). The principal terms of each credit arrangement are described below. The Class C CPCs are discussed in Note 5.

Senior Secured Credit Agreement—The senior secured credit agreement consists of $210.0 million senior loans, the full amount of which was drawn at closing on September 30, 2010. The proceeds were used to refinance part of the then-existing first- and second-lien credit facilities, as well as to pay other fees and expenses related to the new senior secured credit agreement. The senior secured credit agreement is secured by a first priority lien on substantially all of the assets of the Company, including a pledge of all of the equity interests of each domestic subsidiary and 65% of the equity interests of the first-tier foreign subsidiaries. The Company's other secured and unsecured obligations are subordinated in priority to payment of loans under the senior secured credit agreement.

The Company makes elections as to the interest period term which can be one, two, three, or six months in length. The Company also makes elections as to the loan type on which the interest is based. The Company can elect a Eurodollar Loan or an ABR Loan or a combination of the two. Eurodollar Loans accrue interest at a rate of LIBOR (with a minimum base rate of 2.0%) plus 8.0%. Eurodollar loan interest is payable on the last day of the period term elected, provided, in the case of an interest period longer than three months, payments shall be due no more than three months after the commencement of the interest period term. ABR Loans accrue interest at a base rate plus 7%. The base rate is defined as the greater of the Prime Rate as identified and published in the Wall Street Journal or the Federal Funds Effective Rate as published by the Federal Reserve Bank of New York, on the date of election, plus 1/2 of 1% (with a minimum base rate of 3.0%). ABR loan interest is payable March 31, June 30, September 30, and December 31 of each year. As of December 29, 2012, the Company had elected Eurodollar loans for the senior secured credit agreement, which were accruing interest at the rate of 10.0%, which is equal to the minimum LIBOR rate of 2.0% plus 8.0%.

The senior secured credit agreement is due in full on September 30, 2015. The Company is obligated to make prepayments against the senior secured credit agreement upon occurrence of the following transactions or events as defined in the senior secured credit agreement:

–>
100% of proceeds from the sale of assets not reinvested in long-term productive assets within one year of the receipt of the sale proceeds, not to exceed $5.5 million in any fiscal year;

–>
100% of net insurance/condemnation proceeds in excess of $0.1 million for any casualty event and in excess of $1.0 million for all casualty events in any fiscal year which are not reinvested in long-term productive assets or used to repair, restore, or replace the assets subject to the applicable casualty event or events within one year of the receipt of the net proceeds;

–>
net proceeds of equity issuances by the Company in an aggregate amount of 75% of such proceeds provided that if, as of the last day of the most recently ended fiscal quarter, the senior secured leverage ratio shall be 2.50:1.00 or less but greater than 2.00:1.00, the amount shall be reduced to an aggregate amount equal to 50% of such proceeds, and provided that if, as of the last day of the most recently ended fiscal quarter, the senior secured leverage ratio shall be 2.00:1.00 or less, the amount shall be reduced to an aggregate amount equal to 25% of such proceeds;

–>
100% of net proceeds from the incurrence of any indebtedness by the Company or its subsidiaries not otherwise permitted by the senior secured credit agreement; and

ISOLA GROUP S.À R.L. AND SUBSIDIARIES,
A WHOLLY OWNED SUBSIDIARY OF TPG HATTRICK PARTNERS, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 29, 2012 and December 31, 2011, and for the years ended
December 29, 2012, December 31, 2011, and January 1, 2011

–>
75% of consolidated excess cash flow, provided, that if, as of the last day of the most recently ended fiscal year, the senior secured leverage ratio shall be 2.00:1.00 or less, the amount shall be reduced to 50% of consolidated excess cash flow.

The senior secured credit agreement was issued at a discount of $28.5 million on September 30, 2010. As of both December 29, 2012 and December 31, 2011, there was $210.0 million of outstanding principal. The unamortized discount was $18.0 million and $23.0 million as of December 29, 2012 and December 31, 2011, respectively, resulting in a net balance of $192.0 million and $187.0 million as of December 29, 2012 and December 31, 2011, respectively.

Mezzanine Credit Agreement—The mezzanine credit agreement consists of $175.0 million unsecured notes, the full amount of which was drawn at closing on September 30, 2010. The proceeds were used to refinance part of the then-existing first- and second-lien credit facilities, as well as to pay other fees and expenses related to the new mezzanine credit agreement. The unsecured term loans issued pursuant to the mezzanine credit agreement are subordinate and junior to the obligations owed under the senior secured credit agreement. Obligations under the mezzanine credit agreement rank pari passu with the Company's other unsecured and unsubordinated obligations.

The unsecured term loans under the mezzanine credit agreement bear interest at a rate of 16.0% per annum, with half (8.0% per annum) payable in cash on March 31, June 30, September 30, and December 31, of each year until maturity and half (8.0% per annum) accreting on the outstanding principal amount of the unsecured term loans, due at maturity. The mezzanine credit agreement is due in full on March 24, 2016. Voluntary early payments are allowed subject to the prior discharge of the senior secured credit agreement obligations (except as otherwise permitted pursuant to the applicable senior secured credit agreement). The Company is obligated to repay the unsecured term loans under the mezzanine credit agreement in full along with any unpaid interest upon the occurrence of a "Change in Control", as defined by the mezzanine credit agreement.

The mezzanine credit agreement was issued at a discount of $70.4 million on September 30, 2010. As of December 29, 2012 and December 31, 2011, there was $205.0 million and $193.2 million of outstanding principal, which consisted of $175.0 million in term loans and $30.0 million and $18.2 million of accreted interest as of December 29, 2012 and December 31, 2011, respectively. In addition, there was $4.1 million of accrued PIK interest that had not been accreted to the principal balance as of December 29, 2012. The unamortized discount was $54.3 million and $62.8 million at December 29, 2012 and December 31, 2011, respectively, resulting in a net balance of $154.8 million and $130.4 million, respectively.

Embedded Derivative Liability—The senior secured and mezzanine credit agreements contain provisions that require payment prior to the stated maturity date (prepayment) of principal (which principal is not reduced by unamortized original issue discount), plus accrued and unpaid interest, upon the occurrence of certain events, including a change of control, as further defined under the senior secured and mezzanine credit agreements. Events that trigger a change of control include, among others, a reduction in the percentage ownership of the Company's common stock held by certain entities affiliated with TPG Global, LLC and their controlled investment affiliates other than the Company or its subsidiaries (collectively, the "Sponsor") to below 35% or the accumulation of an ownership interest in the Company's common stock above 35% by a third-party, other than the Sponsor.

ISOLA GROUP S.À R.L. AND SUBSIDIARIES,
A WHOLLY OWNED SUBSIDIARY OF TPG HATTRICK PARTNERS, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 29, 2012 and December 31, 2011, and for the years ended
December 29, 2012, December 31, 2011, and January 1, 2011

In accordance with ASC 815, Derivative Instruments and Hedging Activities ("ASC 815") the mandatory prepayment feature associated with a change of control represents an embedded derivative liability, which requires bifurcation from the related debt instruments and separate accounting, as the condition requiring mandatory prepayment, the change of control, is not credit-related. The related embedded derivative liability is recognized at fair value in the consolidated balance sheet at each reporting period. As of December 29, 2012 and December 31, 2011, the fair value of the embedded derivative liabilities was $1.3 million and $10.8 million, respectively.

Any change in fair value of the embedded derivative liability is reflected in the consolidated statements of operations. For the years ended December 29, 2012, December 31, 2011 and January 1, 2011, the change in the fair value of the embedded derivative liability related to the credit agreements resulted in income of $9.5 million, expense of $1.0 million, and expense of $0.6 million, respectively. There is also an embedded derivative feature in the CPCs as more fully described in footnote 5.

Covenants—The Company's senior secured and mezzanine credit agreements require it to maintain certain financial and operating covenants. The operating covenants impose limitations on business decisions, including, but not limited to, the ability to (i) dispose of assets or stock; (ii) incur additional indebtedness and guarantee obligations; (iii) pay certain dividends; (iv) create liens on assets; (v) make investments, loans or advances; (vi) restrict distributions to the borrowers or guarantors from its subsidiaries; (vii) engage in mergers or consolidations; (viii) engage in certain transactions with affiliates; (ix) incur additional negative pledges; (x) incur capital expenditures; (xi) change its fiscal year or accounting practices or the lines of business in which it and its subsidiaries are involved; (xii) enter into sale-leaseback transactions; (xiii) prepay principal of, premium, or interest on, or redeem, purchase, retire, defease, or create a sinking fund or make a similar payment with respect to, any subordinated indebtedness and certain other debt; (xiv) change the conduct of business; (xv) conduct activities of any parent holding company or (xvi) amend its organizational documents. The financial covenants include the interest coverage ratio and the senior secured leverage ratio, as defined in the Credit Arrangements, as well as a limit on capital expenditures. The Company was in compliance with these financial covenants as of December 29, 2012.

Debt Issuance Costs and Discounts—Unamortized debt issuance costs are included in prepaid and other current assets and debt issuance costs and other assets in the consolidated balance sheets and totaled $12.8 million and $15.9 million at December 29, 2012 and December 31, 2011, respectively.

In fiscal 2010 the Company wrote off $2.8 million of previously recorded deferred financing costs.

Other Unsecured Debt—The Company has two unsecured loan agreements from lenders in China that provide for a series of draw-downs as funds are required at stated rates ranging from 5.85% to 7.09% per annum. Each draw-down has a one year maturity, and each loan agreement is renewable on an annual basis. The Company made draws and repayments on these facilities and had combined outstanding balances of $15.1 million at both December 29, 2012 and December 31, 2011.

Several of the Company's subsidiaries have entered into lines of credit agreements totaling $6.2 million. As of December 29, 2012, the Company's subsidiaries had pledged $1.2 million as guarantees secured by the lines of credit, leaving $5.0 million remaining available under the lines of credit as of December 29, 2012. Additionally, the lines of credit include capacity for letters of credit up to $3.1 million as of December 29, 2012. There were no balances or letters credit outstanding under these lines of credit as of December 29, 2012 or December 31, 2011.

ISOLA GROUP S.À R.L. AND SUBSIDIARIES,
A WHOLLY OWNED SUBSIDIARY OF TPG HATTRICK PARTNERS, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 29, 2012 and December 31, 2011, and for the years ended
December 29, 2012, December 31, 2011, and January 1, 2011

5. CONVERTIBLE PREFERRED CERTIFICATES

The Company has issued and outstanding three different classes of CPCs as of December 29, 2012. The CPCs have characteristics of both debt and equity, but are considered to be a legal form of debt in Luxembourg, and thus are accounted for as debt.

The Company originally issued 85,823,449 shares of CPCs, comprised of 752,575 Class A CPCs and 85,070,874 Class B CPCs to the sole stockholder in fiscal 2004. As part of the April 2006 acquisition of Polyclad, the Company issued an additional 32,130,514 shares of Class B CPCs to the sole stockholder for $39.7 million in cash. In December 2006, as part of a debt refinancing, the Company redeemed 332,120 Class A CPCs, 21,412,988 Class B CPCs and accumulated preferred interest which together totaled $53.6 million and paid dividends of $117.2 million, for a total cash payment of $170.8 million. Total Class A and B CPCs issued and outstanding as of both December 29, 2012 and December 31, 2011 were 96,208,855, consisting of 420,455 Class A CPCs and 95,788,400 Class B CPCs.

On September 30, 2010, the Company entered into the Financing Transaction consisting of the issuance of 43,500,666 Class C CPCs, and the senior secured and mezzanine credit agreements (see Note 4). The Company received gross proceeds of $376.4 million in connection the financing transactions which was allocated among the instruments issued based upon the relative fair value of each at the time of issuance. Proceeds of $24.8 million received in connection with the September 30, 2010 financing transactions were allocated to the Class C CPCs, resulting in a discount of $34.5 million which is amortized over the remaining life of the Class C CPCs. The Class C CPCs carry an aggregate par value of 43.5 million euros. The Class C CPCs mature on September 30, 2050.

There were no CPC transactions during the years ended December 29, 2012 or December 31, 2011.

CPCs liability as of December 29, 2012 and December 31, 2011 consisted of the following (in millions except share data):

	December 29, 2012	December 31, 2011

Class A CPCs 420,455 issued and outstanding as of December 29, 2012 and December 31, 2011(1)	$0.6	$0.5
Class B CPCs 95,788,400 issued and outstanding as of December 29, 2012 and December 31, 2011(2)	126.9	124.0
Class C CPCs 43,500,666 issued and outstanding, net of unamortized discount of $33.5 million and $32.7 million as of December 29, 2012 and December 31, 2011(3)	24.1	23.6
Accrued interest payable
Class A CPCs	0.3	0.2
Class B CPCs	66.9	55.0
Class C CPCs	8.5	4.7

Total CPCs liability	$227.3	$208.0

(1)
Par value €0.4 million

(2)
Par value €95.8 million

(3)
Par value €43.5 million

ISOLA GROUP S.À R.L. AND SUBSIDIARIES,
A WHOLLY OWNED SUBSIDIARY OF TPG HATTRICK PARTNERS, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 29, 2012 and December 31, 2011, and for the years ended
December 29, 2012, December 31, 2011, and January 1, 2011

The following is a summary of the rights, preferences and terms of the Company's outstanding series of CPCs:

Redemption and Optional Redemption

Class A and Class B CPCs mature on June 2, 2044, and Class C CPCs mature on September 30, 2050. The CPCs are mandatorily redeemable at these maturity dates at a price equivalent to par plus accrued and unpaid interest (the "Redemption Price"). The Company, within 15 days of a conversion event, as further discussed below, may elect an earlier redemption of any or all of the CPCs at the greater of the Redemption Price or a formula indexed to the adjusted net asset value of the Company, as further defined in the CPC agreements (the "Optional Redemption Price"). The Redemption Price of the Class A, B, and C CPCs totaled $260.8 million and $240.7 million as of December 29, 2012 and December 31, 2011, respectively. The Company may only elect optional redemption to the extent sufficient funds are available subsequent to redemption to satisfy all of the Company's other obligations, whether senior or pari passu to the CPCs.

Preferred Interest

Class A and Class B CPCs carry a par value of one euro and earn preferred interest based on the six-month EURIBOR plus 4.875% (5.2% and 6.6% as of December 29, 2012 and December 31, 2011, respectively). Class C CPCs carry a par value of one euro and earn preferred interest based on the six-month EURIBOR plus 5.0% (5.4% and 6.7% as of December 29, 2012 and December 31, 2011, respectively). The preferred interest is payable upon declaration by the Board of Directors and to the extent the Company possesses sufficient funds. Cumulative preferred interest of $75.7 million and $59.9 million has been recorded within Convertible Preferred Certificates on the consolidated balance sheets as of December 29, 2012 and December 31, 2011, respectively.

Liquidation

In the event of liquidation, Class A, B, and C CPCs are redeemable at par value plus any accrued but unpaid interest. In liquidation, the CPCs rank pari passu among each class, rank senior in priority of payment to the Company's common stock and rank subordinate to all other obligations. After the payment of the applicable liquidation preference to the holders of the CPCs, the residual, if any, will be distributed pro rata among the common stockholders.

Voting and Dividend Rights

The CPCs do not include voting or dividend rights unless converted into common shares.

Contingent Conversion Feature

The CPC agreements provide both the Company and the holders certain rights to convert some or all of the CPCs into the Company's common shares upon the occurrence of certain events. A conversion event is defined as "after payment of or provision for other obligations, the Company has funds resulting, among others, from (i) dividend payments made by the subsidiaries or (ii) a sale of one of the subsidiaries by the Company to an affiliated or nonaffiliated party or (iii) any recapitalization or refinancing of any TPG Isola group of companies". During a 15-day period subsequent to the occurrence of a conversion event, the Company shall have the right but not the obligation to convert any or all CPCs into common shares of the

ISOLA GROUP S.À R.L. AND SUBSIDIARIES,
A WHOLLY OWNED SUBSIDIARY OF TPG HATTRICK PARTNERS, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 29, 2012 and December 31, 2011, and for the years ended
December 29, 2012, December 31, 2011, and January 1, 2011

Company by requiring the holder to exchange CPCs for shares. Upon expiration of the Company's conversion rights, and for the following 30-day period, each holder shall have the right (subject to certain limitations) but not the obligation to have any or all of its CPCs converted into common shares of the Company. Any conversions will take place at a price equal to the conversion price defined in the CPC agreements. The number of common shares into which each CPC is convertible will be determined at the time of conversion as the conversion price is indexed to the greater of par value plus accrued and unpaid interest or the adjusted net asset value of the Company. Adjusted net asset value is most commonly indexed to the fair value of the Company's net assets and is therefore, determinable upon the occurrence of a conversion event. As of December 29, 2012, based solely upon the par value plus accrued and unpaid interest feature of the conversion price, the Class A, B, and C CPCs were convertible into 642,205, 146,307,712 and 49,911,490 shares, respectively, of the Company's common stock.

Embedded Derivative Feature

In accordance with ASC 815, the conversion feature included in the CPC agreements, which is discussed above, is considered an embedded derivative liability. As of December 29, 2012 and December 31, 2011, the fair value of the embedded derivative liability was determined to be $32.6 million, and $18.1 million, respectively; this embedded liability is bifurcated from the CPCs and stated separately on the consolidated balance sheets. The value related to the embedded derivative liability is recognized at fair value at each reporting period and any change in fair value is reflected in the consolidated statements of operations.

For the years ended December 29, 2012, December 31, 2011 and January 1, 2011, the change in fair value of the embedded derivative liability related to the CPCs resulted in expense of $13.3 million, income of $43.3 million and income of $21.8 million, respectively. Management determined the fair values of the embedded derivative liabilities with the assistance of a third-party consultant.

6. INTEREST RATE SWAPS

In December 2010, a subsidiary of the Company entered into an interest rate swap with a notional amount of $25.0 million, which expires on December 31, 2013. The Company did not designate this swap agreement as a hedge and therefore, any change in fair value is recorded in the consolidated statement of operations as interest expense. The Company pays a fixed rate amount of 2.8% per annum and receives a variable rate based on the greater of 2.0% or the three- month LIBOR. Interest incurred or earned from this agreement is settled quarterly on the last day of March, June, September, and December and commenced on March 31, 2011. The swap agreement is required under the terms of the Company's senior secured credit agreement, which requires that a minimum of 50.0% of the principal of the Company's aggregate indebtedness bears interest at a fixed rate or is protected by an agreement to provide the same effect. The fair value of this interest rate swap was immaterial as of both December 29, 2012 and December 31, 2011. The Company recorded an immaterial amount of interest expense due to the change in fair value for both the year ended December 29, 2012 and December 31, 2011. There was no change in fair value for the year ended January 1, 2011.

In May 2007, a subsidiary entered into two interest rate swaps with an initial notional amount of $14.4 million, in order to mitigate the risks associated with fluctuations of the interest rate on a capital lease contract. The Company did not designate these swap agreements as a hedge. Therefore, any changes in fair value are recorded in the consolidated statement of operations as interest expense. One of the swaps expired

ISOLA GROUP S.À R.L. AND SUBSIDIARIES,
A WHOLLY OWNED SUBSIDIARY OF TPG HATTRICK PARTNERS, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 29, 2012 and December 31, 2011, and for the years ended
December 29, 2012, December 31, 2011, and January 1, 2011

in June 2012 and had an initial notional amount of $7.2 million. The Company paid a variable rate based on the three-month EURIBOR plus 0.52% with a maximum of 5.02% and received a variable rate based on the three-month EURIBOR. The second swap, which has an initial notional amount of $7.2 million, expires in June 2014. The Company pays a fixed rate of 4.65%, and receives a variable rate based on the three-month EURIBOR. Settlement dates occurred quarterly on both swaps. The fair value of these interest rate swaps was a liability of $0.4 million as of December 29, 2012 and $0.6 million as of December 31, 2011. Due to the change in fair value of these interest rate swaps, the Company recorded interest income of $0.1 million, $0.2 million and $0.1 million for the years ended December 29, 2012, December 31, 2011 and January 1, 2011, respectively, which is reflected as part of interest expense in the consolidated statement of operations.

7. PENSION AND OTHER RETIREMENT BENEFITS

The Company sponsors a number of defined benefit pension plans covering certain U.S. employees as well as some non-U.S. employees of certain subsidiaries. A defined benefit plan specifies the amount of benefits a plan participant is to receive. Plans covering U.S. employees provide benefits of stated amounts generally based on years of service and compensation history. The qualified U.S. plans had been previously frozen and curtailed prior to the original Isola acquisition in 2004, such that no new participants were admitted into the plans and no additional benefits were accrued for participants already in the plans. Employees do not contribute to the plans.

In addition, the Company sponsors a Supplemental Employee Retirement Plan ("SERP"), which covers certain officers and highly compensated employees of the Company designated for participation by the plan document. In order to comply with changes required by Section 409A of the Internal Revenue Code of 1986, effective January 1, 2008, the Company amended the SERP to require that retirement benefits be paid in a single lump sum within 30 days following the participant's separation from service. Benefits for previously terminated employees were paid in January 2009. Also, effective February 1, 2009, participants of the SERP no longer accrue additional benefits. Benefits accrued through February 1, 2009 were not affected.

The Company also provides post-retirement benefits, including medical and life insurance, for certain employees of the Company and its subsidiaries. Retirees make contributions to cover part of the medical insurance plan. Effective March 1, 2009, the Company amended the medical insurance plan to increase the percentage of the premiums paid by the retirees to 100%. This change took effect during 2009, but was prospectively accounted for during 2008 as a plan amendment. The plan is not eligible for the government subsidy under the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the "Act"), and the Company does not recognize any reduction in the benefit obligation. The medical insurance benefits are paid as incurred. Retirees do not make contributions to the life insurance plan. The Company retains the right to change or eliminate these benefits.

ISOLA GROUP S.À R.L. AND SUBSIDIARIES,
A WHOLLY OWNED SUBSIDIARY OF TPG HATTRICK PARTNERS, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 29, 2012 and December 31, 2011, and for the years ended
December 29, 2012, December 31, 2011, and January 1, 2011

The components of net periodic (benefit) cost of the Company's pension and other retirement benefits for the years ended December 29, 2012, December 31, 2011 and January 1, 2011, are shown in the table below (in millions):

	Pension benefits
	U.S. plans	Non-U.S. plans	Other benefits

For year ended December 29, 2012:
Service cost	$0.3	$0.5	$—
Interest cost	4.0	0.8	—
Past service	—	—	(0.4)
Amortization of net (gain) loss	3.2	0.1	—
Expected return on plan assets	(4.0)	(0.4)	—

Net periodic (benefit) cost	$3.5	$1.0	$(0.4)

For year ended December 31, 2011:
Service cost	$0.3	$0.6	$—
Interest cost	4.3	0.8	0.1
Past service	—	—	(0.4)
Amortization of net (gain) loss	1.4	0.2	(0.1)
Expected return on plan assets	(4.2)	(0.4)	—
Settlement / curtailment	—	(0.1)	—

Net periodic (benefit) cost	$1.8	$1.1	$(0.4)

For year ended January 1, 2011:
Service cost	$0.3	$0.6	$—
Interest cost	4.4	0.8	0.1
Past service	—	—	(0.4)
Amortization of net (gain) loss	0.8	0.1	(0.1)
Expected return on plan assets	(3.9)	(0.3)	—

Net periodic (benefit) cost	$1.6	$1.2	$(0.4)

The estimated net actuarial loss, prior service benefit, and transition asset for the defined benefit pension plans that will be amortized from other comprehensive loss into net periodic (benefit) cost over the next fiscal year is $3.4 million, $0, and $0.1 million, respectively. The estimated net actuarial gain of $0 and prior service benefit of $0.5 million for the defined benefit post-retirement plans will be amortized from other comprehensive loss into net periodic (benefit) cost over the next fiscal year.

ISOLA GROUP S.À R.L. AND SUBSIDIARIES,
A WHOLLY OWNED SUBSIDIARY OF TPG HATTRICK PARTNERS, L.P.

 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 29, 2012 and December 31, 2011, and for the years ended
December 29, 2012, December 31, 2011, and January 1, 2011

The following table provides details of the changes in benefit obligations for the years ended December 29, 2012 and December 31, 2011 (in millions):

	Pension benefits
	U.S. plans	Non-U.S. plans	Other benefits

Benefit obligation—January 1, 2011	$84.2	$22.3	$1.6
Service cost	0.3	0.6	—
Interest cost	4.3	0.8	0.1
Actuarial (gain) loss	11.6	(1.2)	(0.1)
Benefits paid	(4.2)	(0.2)	(0.1)
Currency translation adjustments	—	(0.5)	—

Benefit obligation—December 31, 2011	$96.2	$21.8	$1.5
Service cost	0.3	0.5	—
Interest cost	4.0	0.8	—
Amendments	—	—	(1.1)
Actuarial (gain) loss	8.7	3.5	0.2
Benefits paid	(4.2)	(0.5)	—
Currency translation adjustments	—	0.8	—

Benefit obligation—December 29, 2012	$105.0	$26.9	$0.6

The following table provides details of the changes in fair value of the plan assets for the years ended December 29, 2012 and December 31, 2011 (in millions):

	Pension benefits
	U.S. plans	Non-U.S. plans	Other benefits

Fair value of plan assets—January 1, 2011	$56.7	$8.6	$—
Actual return on plan assets	(3.0)	0.8	—
Employer contributions	4.5	0.5	0.3
Benefit payments	(4.2)	(0.2)	(0.3)
Currency translation adjustments	—	(0.2)	—

Fair value of plan assets—December 31, 2011	$54.0	$9.5	$—
Actual return on plan assets	5.3	1.2	—
Employer contributions	5.5	0.5	—
Benefit payments	(4.2)	(0.6)	—
Currency translation adjustments	—	0.4	—

Fair value of plan assets—December 29, 2012	$60.6	$11.0	$—

ISOLA GROUP S.À R.L. AND SUBSIDIARIES,
A WHOLLY OWNED SUBSIDIARY OF TPG HATTRICK PARTNERS, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 29, 2012 and December 31, 2011, and for the years ended
December 29, 2012, December 31, 2011, and January 1, 2011

As of December 29, 2012 and December 31, 2011, the following table provides a reconciliation of the funded status of the plans to the amounts recognized on the consolidated balance sheets (in millions):

	Pension benefits
	U.S. plans		Non-U.S. plans		Other benefits
	December 29, 2012	December 31, 2011	December 29, 2012	December 31, 2011	December 29, 2012	December 31, 2011

Funded status, current liability	$(0.4)	$(0.3)	$(0.2)	$(0.1)	$—	$(0.1)
Funded status, noncurrent liability	(44.0)	(41.9)	(15.8)	(12.2)	(0.6)	(1.4)
Unrecognized actuarial loss (gain)	44.6	40.4	5.6	2.9	(0.7)	(1.0)
Unrecognized transition	—	—	(0.1)	(0.2)	—	—
Prior service credit	—	—	—	—	(6.0)	(5.3)

Accrued pension cost	0.2	(1.8)	(10.5)	(9.6)	(7.3)	(7.8)
Net amount recognized in accumulated other comprehensive loss	(44.6)	(40.4)	(5.5)	(2.7)	6.7	6.3

Net amount recognized	$(44.4)	$(42.2)	$(16.0)	$(12.3)	$(0.6)	$(1.5)

The following table presents amounts related to post-retirement benefits and pension plans with accumulated benefit obligations in excess of fair value of plan assets (in millions):

	December 29, 2012	December 31, 2011

Projected benefit obligation	$124.2	$111.8
Accumulated benefit obligations	$123.2	$111.7
Fair value of plan assets	$63.9	$57.2

ISOLA GROUP S.À R.L. AND SUBSIDIARIES,
A WHOLLY OWNED SUBSIDIARY OF TPG HATTRICK PARTNERS, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 29, 2012 and December 31, 2011, and for the years ended
December 29, 2012, December 31, 2011, and January 1, 2011

The following table provides details regarding the amounts recognized in consolidated accumulated other comprehensive loss (in millions):

	Pension benefits
	U.S. plans	Non-U.S. plans	Other benefits	Total

As of December 29, 2012:
Unrecognized actuarial (gain) loss	$44.6	$5.6	$(0.7)	$49.5
Unrecognized past service cost (credit)	—	—	(6.0)	(6.0)
Unrecognized net transition asset or obligation	—	(0.1)	—	(0.1)

Net amount recognized in accumulated other comprehensive loss	$44.6	$5.5	$(6.7)	$43.4

As of December 31, 2011:
Unrecognized actuarial (gain) loss	$40.4	$2.9	$(1.0)	$42.3
Unrecognized past service cost (credit)	—	—	(5.3)	(5.3)
Unrecognized net transition asset or obligation	—	(0.2)	—	(0.2)

Net amount recognized in accumulated other comprehensive loss	$40.4	$2.7	$(6.3)	$36.8

The following table provides details regarding the weighted-average assumptions for both the pension and other benefits used to determine each respective benefit obligation and net periodic benefit cost for the years ended December 29, 2012 and December 31, 2011:

	Pension benefits
	U.S. plans		Non-U.S. plans		Other benefits
	December 29, 2012	December 31, 2011	December 29, 2012	December 31, 2011	December 29, 2012	December 31, 2011

Weighted-average assumptions used to determine benefit obligations at year-end:
Discount rate	3.71%	4.21%	2.99%	3.65%	3.75%	3.75%
Rate of compensation increase	N/A	N/A	0.57%	0.66%	N/A	N/A
Weighted-average assumptions used to determine net (benefit) / cost:
Discount rate	4.21%	5.24%	3.58%	3.52%	3.75%	4.75%
Expected return on plan assets	7.45%	7.44%	3.82%	4.19%	N/A	N/A
Rate of compensation increase	N/A	N/A	0.79%	1.00%	N/A	N/A

The Company sets the discount rate assumption annually for each of its retirement-related benefit plans at the plans' measurement dates to reflect the yield of a portfolio of high quality, fixed-income debt

ISOLA GROUP S.À R.L. AND SUBSIDIARIES,
A WHOLLY OWNED SUBSIDIARY OF TPG HATTRICK PARTNERS, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 29, 2012 and December 31, 2011, and for the years ended
December 29, 2012, December 31, 2011, and January 1, 2011

instruments matched against the timing and amounts of projected future benefits. Assumptions regarding the health care cost trends and rates are as follows:

	December 29, 2012	December 31, 2011

Assumed health care trend rates:
Initial health care cost trend rate	8.0%	8.5%
Ultimate health care cost trend rate	5.0%	5.0%
Number of years to ultimate trend rate	6 years	7 years

A one percentage point increase or decrease in the initial assumed health care trend rate, which is based on assumed health care trend rates, would have an immaterial effect on the accumulated postretirement benefit obligation at December 29, 2012.

The Company has selected a 6.89% weighted average expected rate of return on plan assets for the year ending December 28, 2013. The Company selected the expected long-term rate of return on plan assets by examining the past performance and the economic forecasts for the types and specific investments held by each plan on an annual basis. The Company believes a 6.89% rate of return to be reasonable given the historical performance of the current asset allocation and the expected future performance for each plan.

The following benefit payments and contributions are expected to be paid (in millions):

	Pension benefits		Other benefits
Fiscal years ending	U.S. plans	Non-U.S. plans	Gross benefit payments

2013	$4.6	$0.6	$—
2014	4.3	0.6	—
2015	4.3	0.8	—
2016	4.4	0.9	—
2017	4.6	0.5	—
2018-2022	25.7	4.2	0.1

The Company's overall asset investment strategy focuses on maintaining a diversified portfolio using various asset classes in order to achieve the long-term investment objectives on a risk-adjusted basis. The actual invested positions in various securities change over time based on short- and long-term investment opportunities. The Company reviews its assets on a regular basis to ensure that they are within the targeted asset allocation ranges and, if necessary, asset balances are adjusted to within target allocations. Target allocation percentages differ by each individual plan but are relatively consistent with the allocation percentages shown in the table below.

ISOLA GROUP S.À R.L. AND SUBSIDIARIES,
A WHOLLY OWNED SUBSIDIARY OF TPG HATTRICK PARTNERS, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 29, 2012 and December 31, 2011, and for the years ended
December 29, 2012, December 31, 2011, and January 1, 2011

The following table presents information about the Company's plan assets measured at fair value on a recurring basis as of December 29, 2012 and December 31, 2011, and indicates the fair value hierarchy of the valuation techniques utilized to determine such fair value (dollars in millions):

	Total	Quoted prices in active markets for identical assets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Asset allocation percentages

As of December 29, 2012
Cash and deposits	$3.6	$3.6	$—	$—	5%
Equity securities:
U.S. Large Cap Growth(a)	3.0	—	3.0	—	4%
U.S. Large Cap Value(a)	3.0	—	3.0	—	4%
U.S. Mid Cap Growth(a)	2.3	—	2.3	—	3%
U.S. Mid Cap Value(a)	1.8	—	1.8	—	2%
U.S. Small Cap Growth(a)	1.1	—	1.1	—	2%
U.S. Equity Index Fund(a)	1.1	—	1.1	—	2%
U.S. Natural Resources(a)	4.1	—	4.1	—	6%
International Blend(b)	4.5	—	4.5	—	6%

Total equity securities	20.9	—	20.9	—	29%

Fixed income:
Guaranteed Deposit Fund(c)	14.3	—	—	14.3	20%
Templeton Global Bond Fund ADVI(d)	4.3	—	4.3	—	6%
Core Bond Enhanced Index / PIM Fund(d)	19.3	—	19.3	—	27%
High Yield Bond / Caywood-Scholl Fund(d)	1.8	—	1.8	—	3%
International Corporate Bonds	7.4	—	7.4	—	10%

Total fixed income	47.1	—	32.8	14.3	66%

Total	$71.6	$3.6	$53.7	$14.3	100%

ISOLA GROUP S.À R.L. AND SUBSIDIARIES,
A WHOLLY OWNED SUBSIDIARY OF TPG HATTRICK PARTNERS, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 29, 2012 and December 31, 2011, and for the years ended
December 29, 2012, December 31, 2011, and January 1, 2011

	Total	Quoted prices in active markets for identical assets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Asset allocation percentages

As of December 31, 2011
Cash and deposits	$3.4	$3.4	$—	$—	5%
Equity securities:
U.S. Large Cap Growth(a)	3.5	—	3.5	—	6%
U.S. Large Cap Value(a)	3.6	—	3.6	—	6%
U.S. Mid Cap Growth(a)	2.0	—	2.0	—	3%
U.S. Mid Cap Value(a)	1.9	—	1.9	—	3%
U.S. Small Cap Growth(a)	1.0	—	1.0	—	2%
U.S. Equity Index Fund(a)	0.9	—	0.9	—	1%
U.S. Natural Resources(a)	6.5	—	6.5	—	10%
International Blend(b)	4.7	—	4.7	—	7%

Total equity securities	24.1	—	24.1	—	38%

Fixed income:
Guaranteed Deposit Fund(c)	12.1	—	—	12.1	19%
Templeton Global Bond Fund ADVI(d)	5.3	—	5.3	—	8%
Core Bond Enhanced Index / PIM Fund(d)	9.6	—	9.6	—	15%
High Yield Bond / Caywood-Scholl Fund(d)	2.9	—	2.9	—	5%
International Corporate Bonds	6.1	—	6.1	—	10%

Total fixed income	36.0	—	23.9	12.1	57%

Total	$63.5	$3.4	$48.0	$12.1	100%

(a)
Domestic funds that are not publicly traded and are invested primarily in U.S. equity securities. Securities in these funds are typically priced using the closing price from the applicable exchange(s).

(b)
International equity securities are typically priced using the closing price from the appropriate local exchange(s). These securities are then evaluated by a third-party in order to update prices in the event there are material market movements between local exchange closing times and the portfolio valuation time (4pm EST each day).

(c)
The Guaranteed Deposit Fund (the "Fund") is an investment in the general account of the Prudential Retirement Insurance and Annuity Company ("PRIAC"). The Fund offers a minimum fixed rate return based on rates established by PRIAC. The underlying fund assets consist of publicly traded and privately placed debt securities, mortgage loans, real estate and other equity investments. The underlying assets are priced using published market values for publicly traded assets and a discounted cash flow approach for assets where pricing is not publicly available.

(d)
Assets are typically comprised of U.S. fixed-income securities. Securities are priced by an outside service using such inputs as benchmark yields, reported trades, broker/dealer quotes, and issuer spreads. The outside service also monitors market indices and industry and economic events, including credit rating agency actions.

ISOLA GROUP S.À R.L. AND SUBSIDIARIES,
A WHOLLY OWNED SUBSIDIARY OF TPG HATTRICK PARTNERS, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 29, 2012 and December 31, 2011, and for the years ended
December 29, 2012, December 31, 2011, and January 1, 2011

  The following table presents the changes in Level 3 Plan assets measured on a recurring basis for the years ended December 29, 2012 and December 31, 2011 (in millions):

Plan assets
Guaranteed deposit fund

Balance—January 1, 2011	$12.8
Transfers into Level 3	0.5
Transfers out of Level 3	(1.6)
Actual return on plan assets	0.8
Purchases, issuances, sales and settlements:
Purchases	4.3
Sales	(4.7)

Balance—December 31, 2011	$12.1
Transfers into Level 3	0.3
Transfers out of Level 3	—
Actual return on plan assets	1.0
Purchases, issuances, sales and settlements:
Purchases	5.6
Sales	(4.7)

Balance—December 29, 2012	$14.3

  The Company maintains a 401(k) defined contribution plan for the benefit of its U.S. employees. The Company's matching contributions for the years ended December 29, 2012, December 31, 2011 and January 1, 2011 were $0.7 million, $0.7 million and $0.5 million, respectively. The Company suspended the matching contribution component of this plan from February 2009 to April 2010.

  Certain foreign subsidiaries have defined contribution plans in which eligible employees participate. The Company's matching contributions for these foreign plans for the years ended December 29, 2012, December 31, 2011 and January 1, 2011 were $1.3 million, $1.2 million and $1.0 million, respectively

8. COMMITMENTS AND CONTINGENCIES

  Leases—The Company's principal non-cancelable, long-term, operating lease obligations are for land, manufacturing equipment, and office and warehouse space. Rental expense for the years ended December 29, 2012, December 31, 2011 and January 1, 2011 was $3.6 million, $3.3 million and $3.5 million, respectively.

  Property, plant, and equipment recorded under capital leases was $19.9 million and $19.4 million as of December 29, 2012 and December 31, 2011, respectively. The related accumulated depreciation was $4.0 million and $3.2 million as of December 29, 2012 and December 31, 2011, respectively.

ISOLA GROUP S.À R.L. AND SUBSIDIARIES,
A WHOLLY OWNED SUBSIDIARY OF TPG HATTRICK PARTNERS, L.P.

 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 29, 2012 and December 31, 2011, and for the years ended
December 29, 2012, December 31, 2011, and January 1, 2011

Future minimum lease payments under non-cancelable operating and capital leases as of December 29, 2012 are as follows (in millions):

Fiscal years	Operating leases	Capital leases

2013	$1.1	$1.4
2014	1.0	1.4
2015	0.7	1.4
2016	0.6	1.4
2017	0.5	1.4
Thereafter	1.2	11.4

Total minimum lease payments	$5.1	18.4

Imputed interest		(3.9)

Present value of minimum lease payments		14.5
Current portion of capital lease obligations (included in other current liabilities)		(0.9)

Long-term portion of capital lease obligations		$13.6

The Company received $2.3 million, $2.4 million and $2.0 million of rental income from the sublease of certain office and warehouse space during the years ended December 29, 2012, December 31, 2011 and January 1, 2011, respectively. Rental income was recorded as a reduction of cost of goods sold in the consolidated statements of operations. The subleases are expected to provide rental income of approximately $2.2 million in fiscal year 2013, $0.2 million in both fiscal year 2014 and 2015, $0.1 million in fiscal year 2016, and an immaterial amount in 2017 and thereafter. Rental income is not included in the table above.

Guarantees—In December 2012, a subsidiary of the Company entered into a 12 month lease agreement for precious metals which are a component of equipment used in the manufacturing process of a supplier. In connection with this lease, another subsidiary of the Company guaranteed the value of these precious metals. The guarantee is $0.6 million. The supplier maintains an insurance policy related to these precious metals. As of December 29, 2012, we have not recorded a liability on the balance sheet for this guarantee.

Legal Proceedings—From time to time, the Company is involved in legal proceedings and claims that occur in the normal course of business, which in most cases involve ordinary and routine claims incidental to our business. Although there can be no assurance, the Company does not believe the results of these proceedings, either individually or in the aggregate, will have a material effect on its business, results of operations, financial position, or cash flows.

As of the date of these consolidated financial statements, the Company is not a party to any material litigation, other than the matters listed below. The final disposition of these matters and the impact of such final disposition cannot be determined at this time and as such management is unable to provide a meaningful estimate of the possible outcome or range of outcomes.

On February 15, 2010, the Company entered into a settlement agreement with a third-party ending a dispute related to the use of our patented technology. The agreement resulted in the Company receiving a settlement from the third-party in the amount of $3.0 million, which was recorded in other income in the

ISOLA GROUP S.À R.L. AND SUBSIDIARIES,
A WHOLLY OWNED SUBSIDIARY OF TPG HATTRICK PARTNERS, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 29, 2012 and December 31, 2011, and for the years ended
December 29, 2012, December 31, 2011, and January 1, 2011

consolidated statement of operations during the year ended January 1, 2011. The agreement also requires the third-party to pay royalties over the remaining life of the patent.

On June 25, 2012, Isola USA, a wholly-owned U.S. subsidiary of the Company, filed a civil action against Taiwan Union Technology Corporation ("TUC") in the United States District Court for the District of Arizona alleging infringement by TUC of certain patents owned by the Company that provide enhanced thermal electrical properties in laminate materials used to fabricate printed circuit boards ("PCBs"). On August 14, 2012, Isola USA amended its complaint against TUC to include a third patent which the Company alleges is being infringed by TUC. The Company is seeking injunctive relief and monetary damages from TUC in this action.

On June 25, 2012, Isola USA filed a civil action against Park Electrochemical Corporation, Nelco Products, Inc. and Neltec, Inc. (collectively, "Park") in the United States District Court for the District of Arizona, alleging infringement by Park of certain patents owed by the Company that provide enhanced thermal electrical properties in laminate materials used to fabricate PCBs. On August 14, 2012, Isola USA amended its complaint against Park to include a third patent which it alleged was also being infringed by Park. On February 15, 2013, Isola USA and Park reached an agreement in which all issues between the parties were settled. Isola USA dismissed its litigation against Park in exchange for certain monetary and other considerations. Park also agreed that it would refrain from challenging the validity or enforceability of any of the applicable patents.

On August 17, 2012, Isola USA filed an enforcement complaint against TUC with the United States International Trade Commission (USITC). The complaint alleged that TUC violated a March 12, 2009 Order ("consent order") entered by the USITC that bars TUC from importing and/or selling for importation any products that infringe two of Isola's patents related to the use of talc fillers in epoxy laminates (the "Talc Filler Patents") through TUC importing and selling its laminate and prepreg products in the United States. Specifically, the complaint sought enforcement of the consent order, the issuance of a cease and desist order against TUC and those acting in concert with TUC from importing and/or selling for importation the infringing products in the United States, and the imposition of monetary sanctions against TUC. On October 3, 2012, Isola USA was informed that the USITC instituted an enforcement proceeding to determine whether TUC is in violation of the previously issued consent order and what, if any, enforcement measures are appropriate. On February 7, 2013, Isola USA and TUC reached a settlement. TUC has agreed to pay Isola USA royalties in consideration for a non-exclusive license to practice the Talc Filler Patents. TUC also agreed to refrain from challenging the validity or enforceability of any of the Talc Filler Patents for the life of those patents. On February 25, 2013 Isola USA and TUC filed a joint motion to terminate the enforcement proceeding with the USITC and to rescind the previously issued consent order based upon the settlement. The parties expect are awaiting a ruling on the joint motion.

9. STOCK-BASED COMPENSATION

Option Plans—Executives and other key employees have been granted options to purchase limited partner common units of the sole stockholder of the Company (the "Limited Partner Common Units") under the TPG Hattrick Partners, L.P. 2004 Option Plan ("2004 Plan") and the TPG Hattrick Partners, L.P. 2010 Option Plan ("2010 Plan"). The Plans were adopted in June 2004 and September 2010, respectively, and are administered by the general partner of TPG or a committee appointed by the general partner of TPG (the "Committee"). The exercise price of the stock options granted is determined by the Committee. The options

ISOLA GROUP S.À R.L. AND SUBSIDIARIES,
A WHOLLY OWNED SUBSIDIARY OF TPG HATTRICK PARTNERS, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 29, 2012 and December 31, 2011, and for the years ended
December 29, 2012, December 31, 2011, and January 1, 2011

vest annually over a 2- to 5-year period beginning with the first anniversary of the grant date and bear a 10-year contractual life.

Restricted Unit Plan—Executives and other key employees have been granted restricted Limited Partner Common Units under the TPG Hattrick Partners, L.P. 2007 Restricted Unit Plan ("2007 Unit Plan") as amended and restated as of September 30, 2010. The plan was adopted and is administered by the Committee. The fair value of the units granted is determined by the Committee at the date of issuance. The units vest in accordance with the terms outlined in each individual restricted unit grant agreement. The restricted units or any such portion thereof that is not vested on the date the participant's services are terminated shall expire on such date.

As of both December 29, 2012 and December 31, 2011, the Committee had authorized the issuance of an aggregate number of options and restricted units under the terms of the Plans discussed above of 17,781,850. There were a combined total of 15,855,385 and 15,234,000 options and restricted units outstanding as of December 29, 2012 and December 31, 2011, respectively.

The Company adopted the fair value method of recognizing stock-based compensation expense on January 1, 2006. Under the fair value method, the Company estimates the fair value of each stock-based award on the grant date using the Black-Scholes option-pricing model and certain assumptions. The weighted average assumptions utilized for options granted during the years ended December 29, 2012, December 31, 2011 and January 1, 2011 are noted in the following table:

	December 29, 2012	December 31, 2011	January 1, 2011

Expected dividend rate	0%	0%	0%
Expected stock price volatility	75.0%	80.0%	65.0%
Expected forfeiture rate	5.0%	5.0%	5.0%
Risk free interest rate	0.98%	2.41%	1.43%
Expected term of options	6.0 Years	6.0 Years	6.0 Years

The Company based expected volatility on the historical volatility of a peer group of publicly traded entities over a period consistent with the expected terms of the options as the Company does not have a sufficient trading history to use the volatility of the Company's common stock. The expected term of options is determined using a weighted average of the contractual term and vesting period of the award under the simplified method, as historical data was not sufficient to provide a reasonable estimate. The risk-free interest rate used is based on the United States Treasury yield in effect at the time of grant for zero-coupon United States Treasury notes with maturities approximating each grant's expected life. The Company does not have a history of issuing dividends and does not expect to issue dividends in the foreseeable future.

The Company calculates employee stock-based compensation expense based on awards ultimately expected to vest as reduced for estimated forfeitures. The fair value method requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The Company estimates the forfeiture rate based on an analysis of actual forfeitures and will continue to evaluate the adequacy of the forfeiture rate based on actual forfeiture experience, analysis of employee turnover behavior, and other factors. The impact from a forfeiture rate adjustment will be recognized in full

ISOLA GROUP S.À R.L. AND SUBSIDIARIES,
A WHOLLY OWNED SUBSIDIARY OF TPG HATTRICK PARTNERS, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 29, 2012 and December 31, 2011, and for the years ended
December 29, 2012, December 31, 2011, and January 1, 2011

in the period of adjustment, and if the actual number of future forfeitures differs from that estimated, the Company may be required to record adjustments to stock-based compensation expense in future periods.

In conducting the valuation of the partnership units, the Company used a methodology that is consistent with the methods outlined in the AICPA Practice Aid Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The Company engaged a third-party consultant to assist in the determination of the estimated fair value of the partnership units underlying the stock-based awards, as described in Note 10.

On October 8, 2010, certain of the Company's employees holding options (vested or unvested at that date) were given an offer to either retain their existing options with the originally issued terms or surrender their options for $0.53 in cash for each vested option payable immediately as well as $0.53 in cash for each unvested option payable upon completion of that unvested option's original service-based vesting condition.

In addition, on October 8, 2010, the remaining employees of the Company holding options (vested or unvested at that date) were given an offer to surrender all of their existing options (vested or unvested at that date) in exchange for a combination of new options ("New Options") and new restricted partnership units ("New Restricted Units") to be granted under the 2010 Plan and 2007 Unit Plan, respectively.

As of October 8, 2010, 4,562,000 options were outstanding and the holders thereof elected the following:

Action taken	Options

Vested options surrendered for cash	565,000
Unvested options surrendered for cash upon vesting	331,000
Options exchanged for new options and restricted units	3,630,000
Original options retained	36,000

Total	4,562,000

As a result, employees received $299,450 in cash for vested options surrendered and were entitled to $175,430 in cash for unvested options to be earned as those options vested under their original terms. The consideration given for the vested options surrendered was in excess of the surrender date fair value by $175,610, which was recognized as compensation expense in 2010. As future service is required for payment of the options unvested as of October 8, 2010, the Company determined that the transaction was a modification under ASC 718 and the modification changed the award classification from equity to a liability. Incremental compensation cost for these modified awards, measured as the excess of their fair value over the fair value of the original awards immediately before the terms were modified, was not material.

A total of 13,460,500 New Options and 3,337,500 New Restricted Units were issued in connection with the exchanges. Both the New Options and New Restricted Units are grade-vesting awards (one-third per year beginning on the first anniversary of the grant) containing only service vesting conditions.

The Company determined the issuance of New Options and New Restricted Units was a modification under ASC 718 for substantially all of the exchanged options. Accordingly, the Company measured the incremental fair value of consideration given for these modified awards over that of the options tendered

ISOLA GROUP S.À R.L. AND SUBSIDIARIES,
A WHOLLY OWNED SUBSIDIARY OF TPG HATTRICK PARTNERS, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 29, 2012 and December 31, 2011, and for the years ended
December 29, 2012, December 31, 2011, and January 1, 2011

and determined there to be $6.8 million of additional value. This additional stock-based compensation, as well as $1.6 million of unrecognized stock-based compensation related to the options tendered in the modification, will be recognized over the vesting period of the New Options and New Restricted Units using the straight-line method.

On September 30, 2011, TPG amended the vesting conditions of the New Restricted Units. As amended, the New Restricted Units vest ratably over three years on the anniversary of the initial award, assuming continued employment with TPG or its affiliates, provided that there has been either (i) a change in control or (ii) an initial public offering of equity securities subject to the New Restricted Units, or awards for which the New Restricted Units have been substituted, and the participant may sell such securities in a public market free of any "market stand-off" or "lock-up restrictions". The New Restricted Units contain a feature, whereby, upon vesting, TPG may purchase at fair value, measured on the date of purchase, the Limited Partner Common Units subject to the award during the 90 day period following the later of (i) the participant's termination or (ii) the date on which the participant has held the Limited Partner Common Units subject to the New Restricted Unit award for at least 180 days.

Subject to limited exceptions, the New Options and New Restricted Units are nontransferable. In addition, the New Options do not contain voting or distribution rights. Unvested New Options and New Restricted Units are forfeited upon termination of the participant's employment. New Options that have become exercisable on or before the date the participant's services are terminated shall expire on the earlier of (i) the date the participant's services are terminated for cause; (ii) 90 days after participant's services are terminated without cause; (iii) one year after participant's services are terminated by reason of death or disability; and (iv) the tenth anniversary of the grant date.

A summary of option activity as of and for the year ended December 29, 2012:

	Options	Weighted average exercise price	Weighted average remaining contractual life (in years)	Aggregate intrinsic value

Balance outstanding—December 31, 2011	12,296,500	$0.49
Options granted	534,600	1.20
Options exercised	—	—
Options forfeited	—	—

Balance outstanding—December 29, 2012	12,831,100	0.52	7.85	$5,762,435

Balance exercisable—December 29, 2012	8,351,832	$0.51	7.80	$3,826,568

The aggregate intrinsic value represents the total pretax intrinsic value (the difference between the exercise price and the sole stockholder's determined unit value as of December 29, 2012, multiplied by the number of units whose fair value exceeded the exercise price at that date) that would have been received by the option holders if the options had been exercised on December 29, 2012. As of December 29, 2012, there were 12,260,500 units whose fair value exceeded the exercise price at that date.

ISOLA GROUP S.À R.L. AND SUBSIDIARIES,
A WHOLLY OWNED SUBSIDIARY OF TPG HATTRICK PARTNERS, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 29, 2012 and December 31, 2011, and for the years ended
December 29, 2012, December 31, 2011, and January 1, 2011

The weighted average grant date fair value of options granted during the fiscal years ended December 29, 2012 December 31, 2011 and January 1, 2011 was $0.78, $0.64 and $0.41 per option, respectively. No options were exercised during the years ended December 29, 2012, December 31, 2011 or January 1, 2011. As of December 29, 2012, the Company expects approximately 4,255,305 of additional options to vest. As of December 29, 2012 these options have an aggregate intrinsic value of $1,839,074, a weighted average remaining contractual term of 7.94 years and a weighted average exercise price of $0.55. The total grant date fair value of options vested during the years ended December 29, 2012, December 31, 2011 and January 1, 2011, was $1,826,284, $1,666,788 and $1,614,060, respectively.

A summary of restricted unit activity as of December 29, 2012, and changes during fiscal 2012 were as follows:

Restricted units

Balance outstanding—December 31, 2011	2,937,500
Restricted units granted	86,785
Restricted units forfeited	—

Balance outstanding—December 29, 2012	3,024,285

The aggregate intrinsic value of restricted units outstanding as of December 29, 2012 is $2,903,314.

Granted but unvested restricted units are forfeited upon termination of employment. As of December 29, 2012, the Company expects approximately 2,873,071 of additional restricted units to vest. As of December 29, 2012, these restricted units have an aggregate intrinsic value of $2,758,148, a weighted average remaining contractual term of 0.76 years and a weighted average grant date fair value of $0.65 per unit.

A summary of the status of the Company's unvested options and restricted units as of and for the year ended December 29, 2012 is as follows:

	Options	Weighted- average grant date fair value

Unvested as of December 31, 2011	8,213,700	$0.41
Granted	534,600	0.78
Vested	(4,269,032)	0.43
Forfeited	—	—

Unvested as of December 29, 2012	4,479,268	$0.44

ISOLA GROUP S.À R.L. AND SUBSIDIARIES,
A WHOLLY OWNED SUBSIDIARY OF TPG HATTRICK PARTNERS, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 29, 2012 and December 31, 2011, and for the years ended
December 29, 2012, December 31, 2011, and January 1, 2011

	Restricted units	Weighted- average grant date fair value

Unvested as of December 31, 2011	2,937,500	$0.64
Granted	86,785	1.20
Vested	—	—
Forfeited	—	—

Unvested as of December 29, 2012	3,024,285	$0.65

As of December 29, 2012, there was $2,147,279 of total unrecognized compensation expense related to unvested stock-based grants. The cost is expected to be recognized over a weighted average period of 0.79 years. As of December 29, 2012, December 31, 2011 and January 1, 2011, there were 8,351,832, 4,082,800 and 24,000 options, respectively, vested. As of December 29, 2012, there were 4,479,268 options that were unvested and 3,024,285 restricted units that were unvested.

For the years ended December 29, 2012, December 31, 2011 and January 1, 2011, the Company incurred stock-based compensation expense of $2.9 million, $2.7 million and $2.2 million, respectively.

10. FAIR VALUE MEASUREMENTS

The Company's long-term debt and CPCs are recorded at their carrying value and the fair value is disclosed below. To calculate the fair value of the CPCs, the Company used a methodology that is consistent with the methods outlined in the AICPA Practice Aid Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The enterprise value inputs associated with the Company's valuations were derived using the income and market approaches discussed further below.

The Company's financial instruments that are recognized and disclosed at fair value on a recurring basis are comprised primarily of derivative instruments, which include interest rate swaps and embedded derivatives. The Company accounts for derivative instruments in accordance with the provisions of ASC 815 which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and hedging activities. ASC 815 requires the Company to record derivatives at their fair value on the balance sheet. As of December 29, 2012 and December 31, 2011, the Company had embedded derivatives in its CPCs (see Note 5) and in its senior secured credit agreement and mezzanine credit agreement (see Note 4). Changes in the fair value of these embedded derivatives are recorded in the consolidated statements of operations.

The Company's long-term debt and CPCs are recorded at their carrying value, and the fair value is disclosed below. To calculate the fair value of the CPCs, the Company used a methodology that is consistent with the methods outlined in the AICPA Practice Aid Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The enterprise value inputs associated with the Company's valuations were derived using the income and market approaches discussed further below.

The Company allocated the total enterprise value, less the fair value of the Company's debt, among the instruments that comprise the Company's capital structure based upon rights and preferences of the instruments using the Option-Pricing Method ("OPM"). Under the OPM, the Company allocated the value

ISOLA GROUP S.À R.L. AND SUBSIDIARIES,
A WHOLLY OWNED SUBSIDIARY OF TPG HATTRICK PARTNERS, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 29, 2012 and December 31, 2011, and for the years ended
December 29, 2012, December 31, 2011, and January 1, 2011

of the CPCs and common stock of the Company based on a series of call options, representing the present value of the expected future returns for each instrument. The value of these options was estimated using the Black-Scholes option-pricing model.

The fair value of the Company's debt is computed based upon interest rates of similar debt instruments using the income approach as discussed further below.

The carrying amount and the fair value of the Company's long-term debt and CPCs are as follows (in millions):

	December 29, 2012	December 31, 2011

Long-term debt:
Carrying amount	$346.8	$317.4

Fair value	$396.4	$349.5

Convertible Preferred Certificates:
Carrying amount	$227.3	$208.0

Fair value	$198.4	$142.5

Fair Value Measurements on Recurring Basis—The Company measures the fair value of certain assets and liabilities on a recurring basis based upon a fair value hierarchy in accordance with ASC 820, Fair Value Measurements and Disclosures, as follows:

Level 1—Observable inputs such as quoted prices in active markets;

Level 2—Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and

Level 3—Unobservable inputs in which there is little or no market data, which require the Company to develop its own assumptions.

ISOLA GROUP S.À R.L. AND SUBSIDIARIES,
A WHOLLY OWNED SUBSIDIARY OF TPG HATTRICK PARTNERS, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 29, 2012 and December 31, 2011, and for the years ended
December 29, 2012, December 31, 2011, and January 1, 2011

Liabilities measured at fair value on a recurring basis include interest rate swaps and embedded derivatives. The following table presents information about the Company's liabilities measured at fair value on a recurring basis as of December 29, 2012 and December 31, 2011 (in millions):

		Fair value measurements at reporting date using
	Total carrying value	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)

December 29, 2012:
Liabilities:
Interest rate swaps(1)	$0.5		$0.5
Embedded derivative liability	$33.9			$33.9
December 31, 2011:
Liabilities:
Interest rate swaps(1)	$0.6		$0.6
Embedded derivative liability	$28.9			$28.9

(1)
Included in other liabilities in the consolidated balance sheet.

The fair value of the Company's interest rate swaps is determined based on market prices for similar instruments in active markets and are classified as Level 2. The fair value of the Company's embedded derivative liabilities is measured using Level 3 inputs. Valuations using discounted cash flows are classified within Level 3 as these valuations were determined by valuation techniques based upon assumed conversion feature activity and discounting those cash flows at a rate reflective of current market conditions and factors specific to the Company.

ISOLA GROUP S.À R.L. AND SUBSIDIARIES,
A WHOLLY OWNED SUBSIDIARY OF TPG HATTRICK PARTNERS, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 29, 2012 and December 31, 2011, and for the years ended
December 29, 2012, December 31, 2011, and January 1, 2011

Changes in Level 3 Fair Value Measurements

The following table presents the changes in Level 3 liabilities measured on a recurring basis for the years ended December 29, 2012 and December 31, 2011 (in millions):

	Embedded derivative liability
	CPCs	Debt	Total

Balance—January 1, 2011	$60.5	$9.8	$70.3
Net change in fair value included in earnings	(43.3)	1.0	(42.3)
Translation adjustment	0.9	—	0.9

Balance—December 31, 2011	18.1	10.8	28.9
Net change in fair value included in earnings	13.3	(9.5)	3.8
Translation adjustment	1.2	—	1.2

Balance—December 29, 2012	$32.6	$1.3	$33.9

Significant Unobservable Inputs—Convertible Preferred Certificates

As noted above, the embedded derivative liabilities fair value measurement uses significant unobservable inputs that are classified as Level 3 inputs per the fair value hierarchy. Under the Level 3 hierarchy, valuations are based on models where significant inputs reflect assumptions about the inputs that market participants would use. The embedded derivative liabilities have been disaggregated into two components: CPCs (see Note 5) and long-term debt related to the senior secured and mezzanine credit agreements (see Note 4).

The fair value ascribed to the embedded derivative liabilities associated with the CPCs depends on the Company's total equity value, which is the total enterprise value ("TEV") less the fair value of the Company's debt. The TEV is estimated using both income and market approaches. The market approaches utilized are the guideline public company and guideline transaction approach. For the year ended December 29, 2012, the income approach was weighted 50%, the guideline public company approach was weighted 40% and the guideline transactions approach was weighted 10%.

The income approach estimates the TEV by discounting projected cash flows to a net present value using a risk-adjusted discount rate. There are three significant unobservable inputs that impact the TEV under the income approach: (1) the long-term expected annual growth rate, (2) the weighted average cost of capital ("WACC") and (3) the average projected EBITDA margin. An increase in each of these unobservable inputs would result in an overall increase, decrease and increase, respectively, in the TEV, holding the other inputs constant. Any changes in TEV determined by the income approach will depend on our internally projected cash flows and our estimated WACC.

Management prepares long-term financial forecasts needed for the computation of the TEV under the income approach. These financial forecasts take into account the Company's recent experience, and are based on future expectations for the industry and, more specifically, management's expectations for the Company's revenue, operating income and cash flows. There are inherent uncertainties in these financial forecasts. In estimating the TEV under the income approach, long-term expected annual revenue growth

ISOLA GROUP S.À R.L. AND SUBSIDIARIES,
A WHOLLY OWNED SUBSIDIARY OF TPG HATTRICK PARTNERS, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 29, 2012 and December 31, 2011, and for the years ended
December 29, 2012, December 31, 2011, and January 1, 2011

rates by operating segment are utilized, and from these revenue projections management develops projections for earnings and cash flows, including average projected EBITDA margin, based on historical relationships between fixed and variable expenses and anticipated working capital and fixed capital requirements. The assumed long-term expected annual revenue growth rates are based on long-term projections provided by third party industry consultants, as well as management's assessment of, among other things, the Company's marketing strategies, the anticipated success of new product introductions in expanding market share in certain key product lines and anticipated declines of certain maturing or declining product lines. These assumed revenue growth rates are inherently subject to uncertainties and cannot be relied upon as a prediction of future results.

The rate used to discount projected cash flows is the Company's WACC, which is the estimated after-tax weighted average cost of the debt and equity that finances the Company's assets. The WACC is calculated by taking into account the relative weights of each component of the Company's capital structure (debt and equity) using market inputs.

The market approaches estimate the TEV by comparing the Company's business to similar publicly traded companies or to transactions involving public companies, such as acquisitions or divestures, for which data is available. There are two significant unobservable inputs that impact the TEV under both the market guideline public company approach and guideline transactions approach: (1) the last twelve months EBITDA multiple and (2) the last twelve months revenue multiple. An increase in each of these unobservable inputs would result in an overall increase in the TEV holding the other inputs constant under both approaches.

Management selected valuation multiples from publicly traded companies in the Company's industry that are most comparable to the Company. In estimating the TEV using the market guideline public company approach, a combination of comparable company multiples were used, including the last twelve months EBITDA and the last twelve months revenue. Valuation multiples derived from the market approaches are then applied to the equivalent financial metrics of the Company's business, giving consideration to differences between the Company and the comparable public companies for factors such as company size, liquidity, financial leverage, profitability and growth prospects.

In estimating the TEV using the market guideline transaction approach, management used multiples for the last twelve months EBITDA and the last twelve months revenue of selected companies that were involved in market transactions over the three year period preceding the valuation date. Management focused on transaction multiples that were relevant given changing market dynamics. Adjustments were made to the calculated metrics of the subject transactions due to a number of factors which include, but are not limited to, business models, margins, financial structure and liquidity.

When the estimated total equity value (TEV less fair value of debt) increases, the value of the embedded derivative liabilities associated with the CPCs increases and an embedded derivative loss is recorded. Conversely, when the total equity value decreases, the value of the embedded derivative liabilities decreases and an embedded derivative gain is recorded.

ISOLA GROUP S.À R.L. AND SUBSIDIARIES,
A WHOLLY OWNED SUBSIDIARY OF TPG HATTRICK PARTNERS, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 29, 2012 and December 31, 2011, and for the years ended
December 29, 2012, December 31, 2011, and January 1, 2011

The following table summarizes the significant inputs used to value the embedded derivative liability related to CPCs, which are considered to be Level 3 inputs per the fair value hierarchy as of December 29, 2012 (in millions):

Embedded Derivative Liability associated with:	Fair Value as of December 29, 2012	Valuation Technique	Unobservable Input	Value

CPCs	$32.6	Income Approach	Long-term Expected Annual Growth Rate	4.0%
			Discount Rate/Weighted Average Cost of Capital	16.6%
			Average Projected EBITDA Margin	17.6%

		Market Guideline Public Company	Last Twelve Months EBITDA Multiple	7.3x
			Last Twelve Months Revenue Multiple	1.2x

		Market Guideline Transaction	Last Twelve Months EBITDA Multiple	7.1x
			Last Twelve Months Revenue Multiple	1.1x

Significant Unobservable Inputs—Debt

The fair value of the embedded derivative liabilities associated with our senior secured and mezzanine credit agreements is determined using the income approach. There are three significant unobservable inputs used in the calculation: (1) probability of the occurrence of a change in control event, (2) estimated date of change in control event and (3) discount rate. An increase in each of these unobservable inputs would result in an overall increase, decrease, and increase, respectively, in fair value of the embedded derivatives associated with our senior secured and mezzanine credit agreements.

The significant unobservable inputs noted above were determined as follows: (1) probability of a change in control is the likelihood that the Company will go through a change in control event (e.g., merger, acquisition, etc.), which is based on certain factors such as market conditions or current business opportunities, (2) the estimated date of change in control is derived by estimating the amount of time it would take to complete a change in control event and (3) the discount rate is derived by taking the implied interest rate based on recent comparable debt transactions.

ISOLA GROUP S.À R.L. AND SUBSIDIARIES,
A WHOLLY OWNED SUBSIDIARY OF TPG HATTRICK PARTNERS, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 29, 2012 and December 31, 2011, and for the years ended
December 29, 2012, December 31, 2011, and January 1, 2011

The following table summarizes the significant inputs used to value the embedded derivative liability related to our senior secured and mezzanine credit agreements, which are considered to be Level 3 inputs per the fair value hierarchy as of December 29, 2012 (in millions):

Embedded Derivative Liability associated with:	Fair Value as of December 29, 2012	Valuation Technique	Unobservable Input	Value

Debt	$1.3	Income Approach	Probability of a change in control event	5.0%
			Discount Rate for Mezzanine Credit Agreement	22.0%
			Discount Rate for Senior Secured Credit Agreement	8.3%
			Estimated date of change in control event occurring	June-2013

Fair Value Measurements on a Nonrecurring Basis—Certain assets and liabilities are not measured at fair value but are recognized and disclosed at fair value on a nonrecurring basis. During the year ended December 31, 2011, measures of fair value on a nonrecurring basis related to the evaluation of impairment of property, plant and equipment associated with closed manufacturing facilities. The following table presents information about the Company's assets measured at fair value on a nonrecurring basis for the year ended December 31, 2011 (in millions):

		Fair value measurements at reporting date using
	Total carrying value	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total gains (losses)

December 31, 2011:
Assets:
Property, plant and equipment	$2.3		$2.3		$(1.0)

As defined in the fair value hierarchy, for Level 3 inputs fair value is determined using various valuation techniques including discounted cash flow models, and other information as considered necessary, which contain assumptions and estimates that use unobservable inputs, such as estimated cash flows.

For the year ended December 31, 2011, in accordance with the provision of ASC 360-10, Impairment or Disposal of Long-Lived Assets, property, plant and equipment with a carrying value of $3.3 million was determined to have a fair value of $2.3 million, resulting in a loss of $1.0 million, which was included in the consolidated statement of operations for the period.

ISOLA GROUP S.À R.L. AND SUBSIDIARIES,
A WHOLLY OWNED SUBSIDIARY OF TPG HATTRICK PARTNERS, L.P.

 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 29, 2012 and December 31, 2011, and for the years ended
December 29, 2012, December 31, 2011, and January 1, 2011

11. RESTRUCTURING COSTS

During fiscal year 2012, the Company continued restructuring activities that began in fiscal year 2008 to streamline the Company's organizational structure to reduce labor costs and improve manufacturing capacity utilization. In fiscal year 2008, the restructuring charges primarily related to the closure of its Fremont, California and Bottegone, Italy facilities. In fiscal year 2009, the Company incurred restructuring costs and professional fees in connection with the closure of its Dalian, China, Fremont, California and Bottegone, Italy facilities. In fiscal year 2010, restructuring costs consisted primarily of professional fees related to financial restructuring activities. In fiscal year 2011 and 2012, restructuring costs are primarily residual expenses related to the prior years' facility closures.

The Company recorded a restructuring gain of $0.1 million and restructuring expense of $1.3 million and $4.8 million as a separate line item in the consolidated statements of operations for the years ended December 29, 2012, December 31, 2011 and January 1, 2011, respectively. Since the inception of these restructuring initiatives in 2008, the Company has incurred restructuring costs totaling $31.7 million. As of December 29, 2012, these major restructuring activities were substantially completed, and the Company expects any residual expenses related to these activities to be immaterial in fiscal year 2013.

The following table presents restructuring expenses (gains) incurred by operating segment for fiscal years 2008 through 2012 and the cumulative costs incurred since the inception of the restructuring initiative (in millions):

	December 29, 2012	December 31, 2011	January 1, 2011	December 26, 2009	December 27, 2008	Cumulative Total

Asia	$—	$—	$—	$5.6	$0.7	$6.3
Europe	—	—	—	0.1	2.2	2.3
Americas	(0.1)	0.9	0.7	1.6	4.7	7.8
Corporate	—	0.4	4.1	10.2	0.6	15.3

Total	$(0.1)	$1.3	$4.8	$17.5	$8.2	$31.7

ISOLA GROUP S.À R.L. AND SUBSIDIARIES,
A WHOLLY OWNED SUBSIDIARY OF TPG HATTRICK PARTNERS, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 29, 2012 and December 31, 2011, and for the years ended
December 29, 2012, December 31, 2011, and January 1, 2011

A roll-forward of accrued restructuring costs for the years ended December 29, 2012 and December 31, 2011 is presented as follows (in millions):

	Termination benefits	Facility closure costs	Professional fees	Total

Balance as of January 1, 2011	$—	$—	$—	$—
Restructuring expense	—	1.3	—	1.3
Cash payments	—	(0.7)	—	(0.7)
Noncash charges(1)	—	(0.6)	—	(0.6)

Balance as of December 31, 2011	$—	$—	$—	$—
Restructuring (gain) expense	0.1	(0.2)	—	(0.1)
Cash payments	(0.1)	—	—	(0.1)
Noncash charges(2)	—	0.2	—	0.2

Balance as of December 29, 2012	$—	$—	$—	$—

(1)
Impairment of property, plant and equipment arising from the closure of the Fremont, California operating facility in the year ended December 31, 2011

(2)
Gain from the sale of the land and building in Fremont, California in the year ended December 29, 2012.

12. INCOME TAXES

The components of income before income (loss) taxes for the years ended December 29, 2012, December 31, 2011 and January 1, 2011 are as follows (in millions):

	December 29, 2012	December 31, 2011	January 1, 2011

U.S.	$(51.6)	$(61.3)	$(37.0)
Foreign	27.4	82.2	65.4

Total	$(24.2)	$20.9	$28.4

ISOLA GROUP S.À R.L. AND SUBSIDIARIES,
A WHOLLY OWNED SUBSIDIARY OF TPG HATTRICK PARTNERS, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 29, 2012 and December 31, 2011, and for the years ended
December 29, 2012, December 31, 2011, and January 1, 2011

Significant components of the Company's income tax provision (benefit) for the years ended December 29, 2012, December 31, 2011 and January 1, 2011 are as follows (in millions):

	Current	Deferred	Total

Year ended December 29, 2012
U.S. Federal	$1.3	$(0.2)	$1.1
Foreign	27.0	0.3	27.3
U.S. State	0.2	—	0.2

Total	$28.5	$0.1	$28.6

Year ended December 31, 2011
U.S. Federal	$(0.5)	$—	$(0.5)
Foreign	12.3	(0.9)	11.4
U.S. State	—	—	—

Total	$11.8	$(0.9)	$10.9

Year ended January 1, 2011
U.S. Federal	$—	$—	$—
Foreign	22.0	4.9	26.9
U.S. State	0.2	—	0.2

Total	$22.2	$4.9	$27.1

The reconciliation between the Company's effective tax rate on income before taxes and the statutory tax rate is as follows for the years ended December 29, 2012, December 31, 2011 and January 1, 2011:

	December 29, 2012	December 31, 2011	January 1, 2011

Income taxes at Luxembourg rate	28.8%	28.8%	28.6%
Foreign income tax rate differential	38.6	(23.2)	(1.9)
Nondeductible expenses	0.2	0.4	7.0
Change in uncertain tax positions	(141.6)	57.8	119.8
Change in valuation allowance	(47.8)	(9.3)	(57.8)
Rate change	3.5	(2.3)	0.0

	(118.3)%	52.2%	95.7%

The Company records tax expense and a tax liability on amounts that may be repatriated from its foreign subsidiaries with the exception of the undistributed earnings of certain foreign subsidiaries that are intended to be permanently invested. As of December 29, 2012, the undistributed earnings deemed to be permanently invested is $7.8 million. Tax expense of $0.6 million would be incurred if the earnings were repatriated.

ISOLA GROUP S.À R.L. AND SUBSIDIARIES,
A WHOLLY OWNED SUBSIDIARY OF TPG HATTRICK PARTNERS, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 29, 2012 and December 31, 2011, and for the years ended
December 29, 2012, December 31, 2011, and January 1, 2011

Deferred tax assets and liabilities as of December 29, 2012 and December 31, 2011 are comprised of the following components (in millions):

	December 29, 2012	December 31, 2011

Deferred tax assets:
Accounts receivable	$0.1	$0.1
Inventory	0.8	0.9
Property, plant, and equipment	6.0	6.7
Net operating losses	100.1	89.7
Accruals	1.5	2.6
Pensions	19.9	17.7
Derivatives	9.5	5.9
Other	7.3	6.1

Gross deferred tax assets	145.2	129.7
Valuation allowance	(121.4)	(107.4)

Total deferred tax assets	23.8	22.3

Deferred tax liabilities:
Property, plant, and equipment	(5.7)	(4.9)
Note discount	(10.0)	(9.8)
Intangible assets	(0.5)	(0.7)
Other	(0.8)	(0.9)

Total deferred tax liabilities	(17.0)	(16.3)

Net deferred tax assets	$6.8	$6.0

As of December 29, 2012, the Company had for income tax reporting purposes net operating loss carryforwards of approximately $609.5 million in various taxing jurisdictions, of which $272.0 million expire in varying amounts between fiscal years 2013 and 2031.

Internal Revenue Code Section 382 ("Section 382") imposes limitations on the availability of a company's net operating losses after certain ownership changes occur. The Section 382 limitation is based upon certain conclusions pertaining to the dates of ownership changes and the value of the Company on the dates of the ownership changes. It was determined that an ownership change occurred in September 2010. The amount of the Company's net operating losses incurred prior to the ownership change is limited based on the value of the Company on the date of the ownership change. Management has determined that the amount of net operating losses generated prior to the ownership change available to offset taxable income subsequent to the ownership change was nominal. Therefore, the Company has removed U.S. Federal net operating loss carryforwards of $85.1 million and U.S. State net operating loss carryforwards of $58.6 million, generated prior to the ownership change, from its deferred tax assets accompanied by a corresponding reduction of the valuation allowance.

The Company records a valuation allowance on the deferred tax assets to reduce such assets to an amount management believes is more likely than not to be realized. The valuation allowance increased by

ISOLA GROUP S.À R.L. AND SUBSIDIARIES,
A WHOLLY OWNED SUBSIDIARY OF TPG HATTRICK PARTNERS, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 29, 2012 and December 31, 2011, and for the years ended
December 29, 2012, December 31, 2011, and January 1, 2011

$14.0 million in the year ended December 29, 2012. The valuation allowance as of December 29, 2012 and December 31, 2011, was principally to offset certain deferred income tax assets related to net operating loss carryforwards. Net deferred tax assets have been recognized in tax jurisdictions where management believes it is more likely than not that such assets will be realized.

A reconciliation of the beginning and ending amount of unrecognized tax benefit is as follows (in millions):

	December 29, 2012	December 31, 2011

Beginning unrecognized tax benefit	$51.6	$51.3
Gross increase in tax positions in prior period	4.9	4.9
Gross decrease in tax positions in prior period	(0.1)	(5.3)
Gross increase in tax positions in current period	32.2	25.3
Lapse of statute
Settlements	(1.1)	(23.5)
Foreign exchange differences	0.4	(1.1)

Ending unrecognized tax benefit	$87.9	$51.6

Of the total unrecognized tax benefits for the years ended December 29, 2012 and December 31, 2011, and after consideration of the valuation allowance recorded against deferred tax assets, $22.9 million and $14.3 million, respectively, represent the amount that, if recognized, would have a favorable effect on the Company's effective tax rate in any future periods.

In accordance with its accounting policy, the Company recognizes any assessed accrued interest and penalties related to unrecognized tax benefits as a component of income tax expense. The Company recorded tax-related interest expense of $0.2 million for the year ended December 29, 2012, a benefit of $1.2 million for the year ended December 31, 2011 and an expense of $0.9 million for the year January 1, 2011. The Company recorded no tax-related penalties for the years ended December 29, 2012, December 31, 2011 and January 1, 2011. The total gross amount of accrued interest on tax assessments was $0.9 million and $0.7 million for the years ended December 29, 2012 and December 31, 2011, respectively. The gross amount of accrued tax penalties was $0.2 million as of both December 29, 2012 and December 31, 2011.

The Company files income tax returns with federal, state, local, and foreign jurisdictions and is subject to reviews and audits of those returns. The Company is no longer subject to IRS examination for periods prior to 2010, although carryforward attributes that were generated prior to 2010 may still be adjusted upon examination by the IRS if the attributes either have or will be used in a future period. With few exceptions, the Company is no longer subject to examination for years prior to 2004. The Company is currently under examination with the German tax authorities for the years 2008 to 2010.

As a result of lapse of statutes in certain foreign jurisdictions, it is reasonably possible that the total amounts of unrecognized benefits as of December 29, 2012 will decrease by up to $6.2 million during the next twelve months. The amount of the reduction that would have a favorable impact on the Company's provision for income taxes is $6.2 million.

ISOLA GROUP S.À R.L. AND SUBSIDIARIES,
A WHOLLY OWNED SUBSIDIARY OF TPG HATTRICK PARTNERS, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 29, 2012 and December 31, 2011, and for the years ended
December 29, 2012, December 31, 2011, and January 1, 2011

13. RELATED-PARTY TRANSACTIONS

On September 30, 2010, a subsidiary of the Company entered into the Financing Transaction (see Notes 4 and 5). The Company received $376.4 million in aggregate proceeds in connection with the Financing Transaction. A syndicate of lenders who obtained an ownership interest in the sole stockholder of the Company as part of the Financing Transaction provided $369.4 million of the aggregate proceeds.

Certain subsidiaries of the Company are party to a management services agreement with a related party to provide continuing business strategy, management consulting, and financial advisory services. The Company recorded $2.0 million, $2.0 million and $2.1 million in fees related to this agreement during year ended December 29, 2012, December 31, 2011 and January 1, 2011, respectively, which are included in selling, general and administrative expenses in the consolidated statements of operations. Amounts payable to the related party totaled $0.6 million as of both December 29, 2012 and December 31, 2011.

In conjunction with the purchase of the Company in 2004, an exclusive distributorship right for the United States was granted to a non-controlling owner of the sole stockholder. Sales to this related party totaled $25.3 million, $26.4 million and $33.8 million during the years ended December 29, 2012, December 31, 2011 and January 1, 2011, respectively. Receivables from the related party totaled $3.0 million and $3.8 million as of December 29, 2012 and December 31, 2011, respectively.

14. BUSINESS SEGMENTS AND GEOGRAPHIC INFORMATION

The Company manages the business through three reportable operating segments, which are defined by the geographic regions in which the Company operates (Americas, Europe, and Asia). Each region has separate management teams and reporting structures and provides similar products to a similar set of customers. Segment information is consistent with how the chief operating decision maker reviews the business, makes investing and resource allocation decisions and assesses overall operating performance. The Company evaluates performance based upon several factors, of which the primary financial measure is segment operating income (loss). Segment operating income (loss) does not include certain corporate operating costs such as administrative, legal, sales and marketing, and research and development costs. The Company believes that information about segment operating income (loss) assists all users of the Company's consolidated financial statements by allowing them to evaluate changes in the operating results of the Company's portfolio of businesses separate from nonoperational factors that affect net income, thus providing insight into both operations and the other factors that affect reported results. The accounting policies of the segments are the same as those described in Note 1.

ISOLA GROUP S.À R.L. AND SUBSIDIARIES,
A WHOLLY OWNED SUBSIDIARY OF TPG HATTRICK PARTNERS, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 29, 2012 and December 31, 2011, and for the years ended
December 29, 2012, December 31, 2011, and January 1, 2011

The following table presents certain results of operations and balance sheet information by identified segments (in thousands):

	Asia	Europe	Americas	Corporate	Total

Year ended December 29, 2012
External revenues	$362,847	$91,057	$101,600	$—	$555,504
Operating income (loss)	78,332	(4,977)	16,529	(24,830)	65,054
Depreciation and amortization	6,046	4,594	4,817	932	16,389
Long-lived assets	60,817	42,176	27,806	7,660	138,459
Segment assets	213,752	66,042	63,054	22,451	365,299
Year ended December 31, 2011
External revenues	$362,182	$125,975	$108,832	$—	$596,989
Operating income (loss)	58,506	6,050	13,566	(25,985)	52,137
Depreciation and amortization	6,191	4,775	5,590	704	17,260
Long-lived assets	56,376	42,172	28,316	4,954	131,818
Segment assets	211,518	68,828	63,797	24,031	368,174
Year ended January 1, 2011
External revenues	$349,421	$133,457	$129,109	$—	$611,987
Operating income (loss)	58,777	3,958	16,900	(14,984)	64,651
Depreciation and amortization	6,603	4,229	5,564	541	16,937
Long-lived assets	57,916	45,258	32,354	4,069	139,597
Segment assets	205,792	73,804	72,580	25,018	377,194

Corporate expenses reflected in operating income (loss) consist primarily of administrative, legal, sales, marketing, and research and development expense.

During fiscal year 2011, the Company recorded $1.0 million in asset impairments related to the closure of manufacturing facilities in the Americas.

One customer accounted for $84.8 million, $83.8 million and $78.0 million of revenue in the years ended December 29, 2012, December 31, 2011 and January 1, 2011, respectively. Sales to that customer in the Asian segment were $66.3 million, $72.6 million and $63.8 million for the years ended December 29, 2012, December 31, 2011 and January 1, 2011, respectively. Sales to that customer in the Americas segment were $18.5 million, $11.2 million and $14.2 million for the years ended December 29, 2012, December 31, 2011 and January 1, 2011, respectively. The European segment did not have any sales to that customer for the periods presented.

Revenue is attributable to geographic regions and countries based on where the transaction was initiated.

ISOLA GROUP S.À R.L. AND SUBSIDIARIES,
A WHOLLY OWNED SUBSIDIARY OF TPG HATTRICK PARTNERS, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 29, 2012 and December 31, 2011, and for the years ended
December 29, 2012, December 31, 2011, and January 1, 2011

The following table presents revenue according to the country of origin (in thousands):

	December 29, 2012	December 31, 2011	January 1, 2011

China	$139,249	$134,089	$139,119
Germany	86,383	121,954	131,509
Taiwan	105,999	109,762	91,265
Hong Kong	84,823	74,917	68,235
Other	37,450	47,435	52,750

Total foreign countries	453,904	488,157	482,878
United States	101,600	108,832	129,109

Total	$555,504	$596,989	$611,987

The following table presents tangible long-lived assets based on the physical location of the asset (in thousands):

	Long-lived assets
	December 29, 2012	December 31, 2011	January 1, 2011

Taiwan	$29,082	$26,613	$25,881
Germany	24,652	24,340	26,088
China	22,512	21,792	23,671
Italy	16,816	17,359	18,813
Other	9,931	8,444	12,790

Total foreign countries	102,993	98,548	107,243
United States	35,466	33,270	32,354

Total	$138,459	$131,818	$139,597

15. EARNINGS PER SHARE

Basic earnings per share ("EPS") is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the period. Diluted EPS is computed on the basis of the weighted average number of shares of common stock plus the effect of dilutive potential common shares outstanding during the period. The shares underlying the CPCs were not included in the computation of diluted EPS for any periods presented as the shares were considered contingently issuable (see Note 5).

ISOLA GROUP S.À R.L. AND SUBSIDIARIES,
A WHOLLY OWNED SUBSIDIARY OF TPG HATTRICK PARTNERS, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 29, 2012 and December 31, 2011, and for the years ended
December 29, 2012, December 31, 2011, and January 1, 2011

The following table summarizes the computation of basic and diluted EPS for the years ended December 29, 2012, December 31, 2011 and January 1, 2011:

	December 29, 2012	December 31, 2011	January 1, 2011

	(In thousands, except for share data)
Net income (loss)	$(52,864)	$9,973	$1,217

Weighted average common shares outstanding—basic	500	500	500

Weighted average number of common and potential common shares outstanding—diluted	500	500	500

Basic and diluted net income (loss) per common share	$(105.73)	$19.95	$2.43

Unaudited Pro Forma Net Income (Loss) Per Share

In connection with the Reorganization, all of the outstanding securities of Isola Group S.à r.l., including the common shares and CPCs, will be contributed by TPG to Isola Group Ltd. As a result, Isola Group Ltd. will become our new holding company, and Isola Group S.à r.l. will become a subsidiary of Isola Group Ltd. The unaudited pro forma basic and diluted net income (loss) per share for the year ended December 29, 2012 reflects the effective conversion of all outstanding common stock and CPCs into ordinary shares of Isola Group Ltd. as though the conversion had occurred as of the beginning of the period or the original date of issuance, if later. In addition, the pro forma amounts give effect to the termination of all outstanding stock-based awards associated with TPG and the replacement of such awards with awards of Isola Group Ltd., with substantially the same terms, as of the beginning of the period. The unaudited pro forma basic and diluted net income (loss) per share has been presented in accordance with SEC Staff Accounting Bulletin Topic I.B.3. The numerator in the pro forma basic and diluted net income (loss) per share calculation has been adjusted (i) to remove gains and losses resulting from the change in fair value of the embedded derivative liability related to the CPCs, (ii) to remove accreted interest expense related to the CPCs, and (iii) to remove foreign exchange gains and losses related to the CPCs and the associated embedded derivative liability.

ISOLA GROUP S.À R.L. AND SUBSIDIARIES,
A WHOLLY OWNED SUBSIDIARY OF TPG HATTRICK PARTNERS, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 29, 2012 and December 31, 2011, and for the years ended
December 29, 2012, December 31, 2011, and January 1, 2011

The following table summarizes the computation of pro forma basic and diluted EPS for the year ended December 29, 2012:

December 29, 2012

(In thousands, except for share data)
Net income (loss)—basic
Pro forma adjustments
Accreted interest on CPCs and amortization of discount
Embedded derivative gain (loss)—CPCs
Foreign exchange (gain) loss
Net income (loss) used to compute pro forma net income (loss) per share	$

Weighted average ordinary shares outstanding—basic
Pro forma adjustments—basic
Assumed weighted-average effect of conversion of CPCs

Pro forma weighted average ordinary shares outstanding—basic

Pro forma net income (loss) per ordinary share—basic	$

Pro forma weighted average ordinary shares outstanding—basic
Pro forma adjustments—diluted
Assumed issuance of stock options and restricted units in Isola Group Ltd.

Pro forma weighted average ordinary shares outstanding—diluted

Pro forma net income (loss) per ordinary share—diluted	$

Pro forma net income (loss) per share excludes stock-based awards underlying             ordinary shares of Isola Group Ltd. expected to be outstanding subsequent to the Reorganization because their effect would have been anti-dilutive.

16. RESTRICTED NET ASSETS

As specified in the credit arrangements entered into by the Company and its wholly-owned subsidiary, Isola USA Corp, the Company is required to maintain certain financial and operating covenants (See Note 4). As a result of these covenants, the Company's subsidiaries are restricted in their ability to provide any dividends, loans or advances to the Parent Company and its other subsidiaries, except in limited circumstances, such as payments of regular management fees and out-of-pocket expenses, which are not to exceed certain dollar limits, and pursuant to a management services agreement entered into with a related party, as well as certain transactions in the ordinary course of business and consistent with past practices. As of December 29, 2012, the balance of the Company's restricted net assets amounted to $148.2 million, representing 93.7% of total consolidated net assets excluding subsidiaries with net liabilities.

In accordance with the Company Law of the People's Republic of China, the Company's China subsidiaries may be required to appropriate a portion of net income as determined under accounting principles generally accepted in China ("PRC GAAP") to non-distributable reserves. While the reserves restrict a portion of retained earnings from distribution to stockholders, the reserves are not withdrawn from the business and

ISOLA GROUP S.À R.L. AND SUBSIDIARIES,
A WHOLLY OWNED SUBSIDIARY OF TPG HATTRICK PARTNERS, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 29, 2012 and December 31, 2011, and for the years ended
December 29, 2012, December 31, 2011, and January 1, 2011

remain available for use in operations. The China subsidiaries are required to appropriate not less than 10% of their net income determined under PRC GAAP to the reserve. Appropriations to the reserve are limited to 50% of each China subsidiary's registered capital. The total appropriations of retained earnings to the Company's statutory reserves totaled $1.9 million as of December 29, 2012.

In addition, the Company Law of Taiwan requires the Company to reserve 10% of the current year's profit as a legal reserve, which may not be freely distributed as a dividend. While the reserves restrict a portion of retained earnings from distribution to stockholders, the reserves are not withdrawn from the business and remain available for use in operations. The total appropriations of retained earnings to the Company's legal reserve totaled $9.9 million as of December 29, 2012.

17. ACCUMULATED OTHER COMPREHENSIVE LOSS

The following table presents the components of the Company's accumulated other comprehensive loss (in millions):

	December 29, 2012	December 31, 2011	January 1, 2011

Foreign currency translation loss	$14.4	$13.3	$13.1
Unamortized plan benefits obligations, net of tax of $1.3, $0.5 and $0.4 as of December 29, 2012, December 31, 2011 and January 1, 2011, respectively	42.1	36.3	20.5

Total accumulated other comprehensive loss	$56.5	$49.6	$33.3

******

ISOLA GROUP LTD.
A WHOLLY OWNED SUBSIDIARY OF TPG HATTRICK PARTNERS, L.P.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Isola Group Ltd.
Chandler, Arizona

We have audited the accompanying balance sheet of Isola Group Ltd. (the "Company") as of December 29, 2012. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such balance sheet presents fairly, in all material respects, the financial position of the Company as of December 29, 2012, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP
Phoenix, Arizona
March 28, 2013

ISOLA GROUP LTD.
A WHOLLY OWNED SUBSIDIARY OF TPG HATTRICK PARTNERS, L.P.

BALANCE SHEET

As of December 29, 2012

December 29, 2012

TOTAL ASSETS	$0

TOTAL LIABILITIES	0

COMMITMENTS AND CONTINGENCIES
STOCKHOLDER'S EQUITY:
Common stock, $.0001 par value—100,000,000 shares authorized, one share issued and outstanding	0
Preferred stock, $.0001 par value—25,000,000 shares authorized, zero shares issued and outstanding	0
Retained Earnings	0
Total stockholder's equity	0

TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$0

See notes to consolidated financial statements.

ISOLA GROUP LTD.
A WHOLLY OWNED SUBSIDIARY OF TPG HATTRICK PARTNERS, L.P.

NOTES TO BALANCE SHEET

As of December 29, 2012

1. ORGANIZATION

Isola Group Ltd. (the "Company") was incorporated in the Cayman Islands on September 20, 2011. The Company is a wholly-owned subsidiary of TPG Hattrick Partners, L.P. ("TPG"). The Company has no operations and has been created for the purpose of effecting a corporate reorganization further described below.

There has been no activity and, therefore, the statement of operations, the statement of stockholder's equity and the statement of cash flow are not presented.

2. REORGANIZATION MERGER

On September 20, 2011, TPG formed the Company. The Company has been authorized by its board of directors to file a registration statement with the Securities and Exchange Commission ("SEC") permitting it to sell its ordinary shares in an initial public offering ("IPO"). Prior to the IPO, the Company will undergo a corporate reorganization that will include the following steps:

–>
all of the outstanding securities of Isola Group S.à r.l. (the "Luxembourg Holding Company"), including common shares and CPCs, will be contributed by TPG to the Company, which will result in the Luxembourg Holding Company becoming a subsidiary of the Company;

–>
TPG, and TPG's general partner, TPG Hattrick Holdco, LLC, will be liquidated and the ordinary shares of the Company will be distributed to the equity holders of TPG and TPG Hattrick Holdco, LLC; and

–>
all outstanding stock-based awards associated with TPG will be terminated and replaced with new awards for ordinary shares of the Company that have substantially the same value and the same terms.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution.

        The following table shows the costs and expenses, other than underwriting discounts and commissions, payable in connection with the sale and distribution of the securities being registered. Except as otherwise noted, we will pay all of these amounts. All amounts except the SEC registration fee and the FINRA fee are estimated. The missing amounts will be filed by amendment.

SEC Registration Fee	$
Nasdaq Listing Fee
FINRA Fee
Accounting Fees and Expenses
Legal Fees and Expenses
Printing Fees and Expenses
Blue Sky Fees and Expenses
Miscellaneous
Total	$

Item 14.    Indemnification of Directors and Officers.

        A Cayman Islands exempted company is a company incorporated under the laws of the Cayman Islands whose business is conducted mainly outside the Cayman Islands. As a Cayman Islands exempted company, the laws of the Cayman Islands will be relevant to the provisions relating to indemnification of our directors and officers. Cayman Islands law does not limit the extent to which a company's articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to the provision of indemnification against the consequences of committing a crime or against the indemnified person's own fraud or dishonesty.

        Our articles of association provide that each of our directors and officers shall be indemnified out of our assets against any liability, action, proceeding, claim, demand, costs, damages or expenses incurred by him as a result of any act or failure to act in carrying out his functions other than such liability, if any, that he may incur by his own fraud or knowing or reckless breach of duty. No such director or officer shall be liable to us for any loss or damage in carrying out his functions unless that liability arises through the fraud or knowing or reckless breach of duty of such director or officer.

        We have also entered into indemnification agreements with our directors and executive officers under which we have agreed to indemnify each such person and hold him harmless against expenses, judgments, fines and amounts payable under settlement agreements in connection with any threatened, pending or completed action, suit or proceeding to which he has been made a party or in which he became involved by reason of the fact that he is or was our director or officer. Except with respect to expenses to be reimbursed by us in the event that the indemnified person has been successful on the merits or otherwise in defense of the action, suit or proceeding, our obligations under the indemnification agreements are subject to certain customary restrictions and exceptions.

        The underwriting agreement (to be filed as Exhibit 1.1 hereto) will provide for indemnification by the underwriters of us and our executive officers and directors, and indemnification of the underwriters by us, for certain liabilities, including liabilities arising under the Securities Act of 1933, as amended, in connection with matters specifically provided in writing by the underwriters for inclusion in the registration statement.

        In addition, we maintain standard policies of insurance under which coverage is provided to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act, and to us with respect to payments which may be made by us to such directors and officers pursuant to the above indemnification provision or otherwise as a matter of law.

Item 15.    Recent Sales of Unregistered Securities.

Isola Group Ltd.

        During the three years preceding the filing of this registration statement, Isola Group Ltd., the registrant, has not sold any of its securities without registration under the Securities Act of 1933, as amended, except as described below:

  •
  On September 20, 2011, Isola Group Ltd. issued one ordinary share to Reid Services Limited at par value in connection with its incorporation under the laws of the Cayman Islands. The offer, sale and issuance of this security was deemed to be exempt from registration under the Securities Act under Section 4(2) of the Securities Act as transactions by an issuer not involving any public offering. No underwriters were involved in the foregoing sale of the security. Reid Services Limited subsequently transferred the one ordinary share held by it to the Sponsor Limited Partnership.

  •
  On January 31, 2012, Isola Group Ltd. issued 9,999 ordinary shares to the Sponsor Limited Partnership at par value. The offer, sale and issuance of these securities was deemed to be exempt from registration under the Securities Act under Section 4(2) of the Securities Act as transactions by an issuer not involving any public offering. No underwriters were involved in the foregoing sale of securities.

  •
  Immediately prior to the completion of this offering and in connection with the corporate reorganization described in "Summary—Concurrent Transactions—Corporate Reorganization," all of the ordinary shares of Isola Group Ltd. will be contributed to the Sponsors in connection with the liquidation of the Sponsor Holding Company and Sponsor Limited Partnership. The offer, sale and issuance of these securities will be deemed to be exempt from registration under the Securities Act under Section 4(2) of the Securities Act as transactions by an issuer not involving any public offering or Section 3(a)(9) of the Securities Act as securities exchanged by the issuer with its existing security holders exclusively where no commission or other remuneration is paid or given directly or indirectly for soliciting such exchange. No underwriters will be involved in the foregoing sales of securities.

  •
  Immediately prior to the completion of this offering and in connection with the corporate reorganization described in "Summary—Concurrent Transactions—Corporate Reorganization," Isola Group Ltd. will grant options to purchase                                    ordinary shares to certain shareholders, directors, employees and former service providers of Isola in exchange for the termination of all outstanding options held by such persons to purchase equity interests in the Sponsor Limited Partnership and Sponsor Holding Company. The offer, sale and issuance of these securities will be deemed to be exempt from registration under the Securities Act under Section 4(2) of the Securities Act as transactions by an issuer not involving any public offering, Section 3(a)(9) of the Securities Act as securities exchanged by the issuer with its existing security holders exclusively where no commission or other remuneration is paid or given directly or indirectly for soliciting such exchange or Rule 701 promulgated under the Securities Act as offers and sale of securities pursuant to certain compensatory benefit plans and contracts relating to compensation in compliance with Rule 701. No underwriters will be involved in the foregoing sales of securities.

Luxembourg Holding Company

        During the three years preceding the filing of this registration statement, the Luxembourg Holding Company, the predecessor of Isola Group Ltd. and the holding company of Isola immediately prior to the completion of this offering (See "Summary—Concurrent Transactions—Corporate Reorganization") has not sold its securities without registration under the Securities Act of 1933, as amended, except as described below:

  •
  On September 30, 2010 the Luxembourg Holding Company issued 43,500,666 Class C CPCs with a nominal value of EUR 1 per Class C CPC for a total amount of EUR 43,500,666 to the Sponsor Limited Partnership. The offer, sale and issuance of these securities were deemed to be exempt from registration under the Securities Act under Section 4(2) of the Securities Act as transactions by an issuer not involving any public offering. No underwriters were involved in the foregoing sales of securities.

Item 16.    Exhibits and Consolidated Financial Statement Schedules.

  (a)
  Exhibits

Exhibit No.		Exhibit Description
1.1	**	Form of Underwriting Agreement among Isola Group Ltd. and the Underwriters.
3.1	†	Memorandum and Articles of Association of Isola Group Ltd.
4.1	†	Form of Shareholders and Registration Rights Agreement by and between Isola Group Ltd. and the shareholders party thereto.
4.2	†	Form of Contribution Agreement by and between Isola Merger Co. and TPG Hattrick Partners, L.P.
4.3	†	Specimen of Ordinary Share certificate.
4.4	**	Form of Indenture by and between Isola USA Corp. and , as trustee, governing Isola USA Corp.'s % senior secured notes due .
5.1	*	Form of Opinion of Appleby (Cayman Islands).
10.1	†	Form of Indemnification Agreement.
10.2	†	Form of Isola Group Ltd. 2012 Equity Incentive Plan.
10.3	†	Form of Share Option Agreement (U.S. Participant).
10.4	†	Form of Share Option Agreement (Non-U.S. Participant).
10.5	†	Form of Restricted Shares Agreement (U.S. Participant).
10.6	†	Amended and Restated Employment Agreement dated as of August 11, 2008 by and between Isola USA Corp. and Raymond P. Sharpe.
10.7	†	Amendment to Amended and Restated Employment Agreement dated as of September 30, 2010 by and between Isola USA Corp. and Raymond P. Sharpe.
10.8	†	Amendment to Amended and Restated Employment Agreement dated December 19, 2011 by and between Isola USA Corp. and Raymond P. Sharpe.
10.9	†	Amendment to Restated Employment Agreement dated April 1, 2012 by and between Isola USA Corp. and Raymond P. Sharpe.

Exhibit No.		Exhibit Description
10.10	†	Employment Agreement dated as of June 30, 2009 by and between Isola USA Corp. and F. Gordon Bitter.
10.11	†	Amendment to Employment Agreement dated December 16, 2011 by and between Isola USA Corp. and F. Gordon Bitter.
10.12	†	Employment Agreement dated as of April 30, 2007 by and between Isola USA Corp. and Mathew R. LaRont.
10.13	†	Amendment to Employment Agreement dated December 20, 2011 by and between Isola USA Corp. and Mathew R. LaRont.
10.14	†	Restated Employment Agreement dated as of October 1, 2004 by and between Isola USA Corp. and Tarun Amla.
10.15	†	Amendment to Restated Employment Agreement dated December 29, 2011 by and between Isola USA Corp. and Tarun Amla.
10.16	†	Amendment to Restated Employment Agreement dated February 10, 2012 by and between Isola USA Corp. and Tarun Amla.
10.17	†	Employment Agreement dated as of July 21, 2011 by and between Isola USA Corp. and Robert Chaney.
10.18	†	Amendment to Employment Agreement dated December 14, 2011 by and between Isola USA Corp. and Robert Chaney.
10.19	†	Employment Agreement dated as of February 17, 2006 by and between Isola GmbH and Karl Stollenwerk.
10.20	†+
Credit and Guaranty Agreement dated as of September 30, 2010 by and between Isola USA Corp., Isola Group, Hattrick Lux No. 2 S.à r.l., Hattrick Lux No. 4 S.à r.l., Hattrick Holdings U.S. Inc, the Lenders party thereto from time to time, and Goldman Sachs Lending Partners LLC, as syndication agent, as administrative agent, as collateral agent and as documentation agent.
10.21	†
Waiver and Amendment No. 1 dated as of May 19, 2011 to the Credit and Guaranty Agreement dated as of September 30, 2010 by and between Isola USA Corp., Isola Group, Hattrick Lux No. 2 S.à r.l., Hattrick Lux No. 4 S.à r.l., Hattrick Holdings U.S. Inc., the Lenders party thereto, and Goldman Sachs Lending Partners LLC, as administrative agent.
10.22	†
Waiver and Amendment No. 2 dated as of June 30, 2011 to the Credit and Guaranty Agreement dated as of September 30, 2010 by and between Isola USA Corp., Isola Group, Hattrick Lux No. 2 S.à r.l., Hattrick Lux No. 4 S.à r.l., Hattrick Holdings U.S. Inc., the Lenders party thereto, and Goldman Sachs Lending Partners LLC, as administrative agent.
10.23	†
Mezzanine Credit and Guaranty Agreement dated as of September 30, 2010 by and between Isola USA Corp., Isola Group, Hattrick Lux No. 2 S.à r.l., Hattrick Lux No. 4 S.à r.l., Hattrick Holdings U.S. Inc. and the Lenders party thereto.
10.24	†
Waiver and Amendment No. 1 dated as of May 19, 2011 to the Mezzanine Credit and Guaranty Agreement dated as of September 30, 2010 by and between Isola USA Corp., Isola Group, Hattrick Lux No. 2 S.à r.l., Hattrick Lux No. 4 S.à r.l., Hattrick Holdings U.S. Inc. and the Lenders party thereto.

Exhibit No.		Exhibit Description
10.25	†	Waiver and Amendment No. 2 dated as of June 24, 2011 to the Mezzanine Credit and Guaranty Agreement dated as of September 30, 2010 by and between Isola USA Corp., Isola Group, Hattrick Lux No. 2 S.à r.l., Hattrick Lux No. 4 S.à r.l., Hattrick Holdings U.S. Inc. and the Lenders party thereto.
10.26	†	Distributor Agreement dated as of June 1, 2004 by and between Insulectro and Isola USA Corp.
10.27	†	Supplemental Retirement Plan dated as of January 1, 2004.
10.28	†	Form of Non-Employee Director Compensation Policy.
10.29	*	2012 VICP Participant Letter Agreement dated March 5, 2012 by and between the Company and Raymond P. Sharpe.
10.30	*	2012 VICP Participant Letter Agreement dated March 5, 2012 by and between the Company and F. Gordon Bitter.
10.31	*	2012 VICP Participant Letter Agreement dated March 5, 2012 by and between the Company and Tarun Amla.
10.32	*	2012 VICP Participant Letter Agreement dated March 5, 2012 by and between the Company and Mathew LaRont.
10.33	*	2012 VICP Participant Letter Agreement dated March 5, 2012 by and between the Company and Robert Chaney.
10.34	*	2012 VICP Participant Letter Agreement dated March 5, 2012 by and between the Company and Karl Stollenwerk.
10.35	**	Form of Credit Agreement by and between Isola USA Corp., UBS AG, Stamford Branch, as administrative agent, and the lenders party thereto.
21	†	Subsidiaries of Isola Group Ltd.
23.1	*	Consent of Appleby (Cayman Islands) (included in Exhibit 5.1).
23.2	*	Consent of Deloitte & Touche LLP.
23.3	*	Consent of Deloitte & Touche LLP.
24.1	†	Powers of Attorney.

*
Filed herewith.

**
To be filed by amendment.

†
Previously filed.

+
Confidential treatment has been requested as to certain portions, which portions have been omitted and filed separately with the Securities and Exchange Commission.

  (b)
  Financial Statement Schedules

  Schedule 1—Financial Statements of Parent Company as of December 29, 2012 and December 31, 2011

Financial Information of Parent Company
Isola Group S.à r.l.

CONDENSED BALANCE SHEETS
As of December 29, 2012 and December 31, 2011

	December 29, 2012	December 31, 2011
	(In thousands, except share amounts)
ASSETS
CURRENT ASSETS:
Cash	$13	$39
Receivables from subsidiaries	22	22

Total current assets	35	61

TOTAL ASSETS	$35	$61

LIABILITIES AND STOCKHOLDER'S DEFICIENCY
CURRENT LIABILITIES:
Accounts payable	$—	$—
Payables to subsidiaries	7	6
Accrued taxes payable	32	208

Total current liabilities	39	214
OBLIGATION FROM INVESTMENT IN SUBSIDIARY—NET	201,870	178,561
CONVERTIBLE PREFERRED CERTIFICATES	227,255	208,009
EMBEDDED DERIVATIVE	32,562	18,055

Total liabilities	461,726	404,839
STOCKHOLDER'S DEFICIENCY:
Common stock, 25 euro par value ($31)—500 shares authorized, issued, and outstanding	15	15
Additional paid-in capital	36,136	33,269
Accumulated deficit	(441,358)	(388,494)
Accumulated other comprehensive loss	(56,484)	(49,568)

Total stockholder's deficiency	(461,691)	(404,778)

TOTAL LIABILITIES AND STOCKHOLDER'S DEFICIENCY	$35	$61

See notes to condensed financial statements.

 Financial Information of Parent Company
Isola Group S.à r.l.

CONDENSED STATEMENTS OF OPERATIONS
For the years ended December 29, 2012, December 31, 2011, and January 1, 2011

	December 29, 2012	December 31, 2011	January 1, 2011
	(In thousands)
OPERATING EXPENSES
Sales, general, and administrative	$100	$51	$165

Total operating expenses	100	51	165

OPERATING LOSS	(100)	(51)	(165)
OTHER INCOME—Net	135	436	212
INTEREST EXPENSE	(14,036)	(15,845)	(10,631)
INTEREST INCOME	14,330	16,141	10,890
INCOME / (LOSS) ON EQUITY INVESTMENT IN SUBSIDIARIES	(53,309)	9,505	998
FOREIGN EXCHANGE GAIN / (LOSS)—Net	4	(5)	(2)

INCOME / (LOSS) BEFORE TAXES	(52,976)	10,181	1,302
BENEFIT / (PROVISION) FOR INCOME TAXES	112	(208)	(85)

NET INCOME / (LOSS)	$(52,864)	$9,973	$1,217

See notes to condensed financial statements.

 Financial Information of Parent Company
Isola Group S.à r.l.

CONDENSED STATEMENTS OF COMPREHENSIVE LOSS
For the years ended December 29, 2012, December 31, 2011, and January 1, 2011

	December 29, 2012	December 31, 2011	January 1, 2011
	(In thousands)
Net income (loss)	$(52,864)	$9,973	$1,217
Total other comprehensive income (loss)	(6,916)	(15,939)	(6,780)

Comprehensive loss	$(59,780)	$(5,966)	$(5,563)

See notes to condensed financial statements.

 Financial Information of Parent Company
Isola Group S.à r.l.

CONDENSED STATEMENTS OF CASH FLOWS
For the years ended December 29, 2012, December 31, 2011, and January 1, 2011

	December 29, 2012	December 31, 2011	January 1, 2011
	(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income / (loss)	$(52,864)	$9,973	$1,217
Adjustments to reconcile net income / (loss) to cash used in operating activities:
Equity in net (income) / loss of subsidiaries	53,309	(9,505)	(998)
Foreign currency translation	—	12	—
Accreted interest expense on convertible preferred certificates and amortization of discount	14,036	15,845	10,631
Accreted interest income on convertible preferred certificates in subsidiary and amortization of discount	(14,330)	(16,141)	(10,890)
Change in operating assets and liabilities:
Receivables from subsidiaries	(1)	1	2
Account payable	—	—	(44)
Accrued taxes payable	(176)	(152)	85

Net cash provided by (used in) operating activities	(26)	33	3
CASH FLOWS FROM INVESTING ACTIVITIES
Investment in subsidiary	—	—	(57,707)

Net cash used in investing activities	—	—	(57,707)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from financing transactions	—	—	57,130
Proceeds of capital contributions	—	—	577

Net cash provided by financing activities	—	—	57,707

CASH—Beginning of year	39	6	3

CASH—End of year	$13	$39	$6

See notes to condensed financial statements.

Financial Information of Parent Company
Isola Group S.à r.l.

NOTES TO CONDENSED FINANCIAL STATEMENTS
As of December 29, 2012 and December 31, 2011, and for the years ended
December 29, 2012, December 31, 2011, and January 1, 2011

1. BASIS OF PRESENTATION

        Isola Group S.à r.l. (the "Parent Company") is a holding company incorporated in Luxembourg whose subsidiaries manufacture and sell laminate products across Europe, Asia, and the Americas. Substantially all of its business operations are conducted through its subsidiaries. We refer to the Parent Company and its subsidiaries collectively as the Company.

        The accompanying condensed financial statements of the Parent Company have been prepared in accordance with Rule 12-04, Schedule I of Regulation S-X, as the restricted net assets of the Parent Company's subsidiaries exceed 25% of the consolidated net assets of the Company. Accordingly, these statements have been prepared on a "parent-only" basis.

        Under presentation on a parent-only basis, the Parent Company's investment in its consolidated subsidiaries is presented using the equity method of accounting.

        In February 2013, the FASB issued an amendment to the guidance on the presentation of comprehensive income and the presentation of reclassification adjustments out of accumulated comprehensive income. The amendments do not change the reporting requirements of net income or comprehensive income. The amendment requires entities to provide information about the amounts reclassified out of accumulated other comprehensive income. This amendment is effective prospectively for interim and annual periods beginning after December 15, 2012 for public entities and December 15, 2013 for nonpublic entities. Early adoption is permitted. The Company is currently assessing what impact, if any, the revised guidance will have on its disclosures.

        Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. As such, these parent-only statements should be read in conjunction with the notes to the consolidated financial statements of the Company included elsewhere herein.

2. CONVERTIBLE PREFERRED CERTIFICATES

        Convertible Preferred Certificates ("CPCs") were issued to the sole shareholder of the Parent Company. In conjunction with each issuance of CPCs to the sole shareholder, the Parent Company was issued CPCs from its subsidiary with the equivalent terms, interest rates, conditions and amounts, with the exception of the original issuance of Class A and Class B CPCs. A CPC liability and embedded derivative liability with an offsetting CPC asset and embedded derivative asset were recorded with the issuance of the

Class C CPCs. See Note 5 to the consolidated financial statements. The following table presents the carrying value of the CPCs at December 29, 2012 and December 31, 2011 (in millions):

	December 29, 2012	December 31, 2011
Issued and outstanding Class A CPCs(1)	$0.6	$0.5
Issued and outstanding Class B CPCs(2)	126.9	124.0
Issued and outstanding Class C CPCs(3), net of unamortized discount of $33.5 million and $32.7 million as of December 29, 2012 and December 31, 2011	24.1	23.6
Accrued interest payable
Class A CPCs	0.3	0.2
Class B CPCs	66.9	55.0
Class C CPCs	8.5	4.7

Total Convertible Preferred Certificates liability	$227.3	$208.0

(1)
Par value €0.4 million

(2)
Par value €95.8 million

(3)
Par value €43.5 million

        The investment in CPCs is included in the Obligation from Investment in Subsidiary—net on the consolidated balance sheet as there is a right of offset. Due to the offsetting effect of the embedded derivative asset and liability, the change in the fair value of the derivative is zero and not presented on the statement of operations.

3. COMMITMENTS AND CONTINGENCIES

        Obligation from investment in subsidiary—The carrying value of an investment in one of the Company's subsidiaries reflects a negative balance as a result of the recognition of cumulative reported losses. As the Company has the intention to fund current and any future losses, the Company continues to apply the equity method of accounting for the investment in the subsidiary.

        The Parent Company's subsidiary, Isola USA Corp., entered into a series of financing transactions on September 30, 2010, including a senior secured credit agreement and a mezzanine credit agreement, with a syndicate of lenders, the majority of which are partial owners in an entity that is the Parent Company's sole stockholder (collectively "the Credit Agreements"). The Parent Company guarantees the obligations of the borrower, Isola USA Corp., under the Credit Agreements. As of December 29, 2012, there was $210.0 million of outstanding principal related to the senior secured credit agreement. As of December 29, 2012, there was $205.0 million of outstanding principal, which consisted of $175.0 million in term loans and $30.0 million of accreted interest related to the mezzanine credit agreement. In addition there was $4.1 million of accrued PIK interest that had not been accreted to the principal balance as of December 29, 2012.

        See Note 8 of the Company's consolidated financial statements for a discussion of its commitments and contingencies.

  Schedule 2—Valuation and Qualifying Accounts

        The following table provides details of the Company's valuation and qualifying accounts (in millions):

	Beginning
					Ending balance
	Balance	Additions	Deductions(1)	Other(2)
Fiscal Year Ended December 29, 2012
Valuation allowance for doubtful accounts	$1.8	$1.0	$(0.7)	$0.1	$2.2
Valuation allowance for deferred income taxes	$107.4	$15.1	$(1.1)	$—	$121.4
Fiscal Year Ended December 31, 2011
Valuation allowance for doubtful accounts	$3.9	$0.4	$(2.5)	$—	$1.8
Valuation allowance for deferred income taxes	104.9	5.0	(2.5)	—	107.4
Fiscal Year Ended January 1, 2011
Valuation allowance for doubtful accounts	$3.8	$—	$—	$0.1	$3.9
Valuation allowance for deferred income taxes	126.6	19.9	(43.3)	1.7	104.9

(1)
Deductions totaling $0.7 million for fiscal 2012 include the release of reserves of $0.5 million and the write-off of $0.2 million in accounts receivable against the reserve. Deductions totaling $2.5 million for fiscal 2011 include the release of reserves of $1.1 million and the write-off of $1.4 million in accounts receivable against the reserve.

(2)
Includes foreign currency translation amounts and other comprehensive loss adjustments

(c)
Report of Independent Registered Public Accounting Firm on Financial Statement Schedules

        Report of Independent Registered Public Accounting Firm on Financial Statement Schedules

To the Board of Directors of
Isola Group S.à r.l. and subsidiaries
Chandler, Arizona

        We have audited the financial statements of Isola Group S.à r.l. and subsidiaries (the "Company") as of December 29, 2012, and December 31, 2011, and for the years ended December 29, 2012, December 31, 2011 and January 1, 2011, and have issued our report thereon dated March 28, 2013. Our audits also included the financial statement schedules listed in Item 16(b) of this Registration Statement. These financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits. In our opinion, such financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

/s/ DELOITTE & TOUCHE LLP
Phoenix, Arizona
March 28, 2013

Item 17.    Undertakings.

  (a)
  The undersigned Registrant hereby undertakes:

  (1)
  That, for the purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as a part of this registration statement in reliance upon Rule 430A and conformed in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

  (2)
  That, for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the security offered therein and the offering of such securities on such form shall be deemed to be the initial bona fide offering thereof.

  (b)
  The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chandler, State of Arizona, on March 28, 2013.

ISOLA GROUP LTD.
By:	/s/ RAYMOND P. SHARPE
Name:	Raymond P. Sharpe
Title:	President and Chief Executive Officer (Principal Executive Officer)
By:	/s/ F. GORDON BITTER
Name:	F. Gordon Bitter
Title:	Executive Vice President and Chief Financial Officer (Principal Financial Officer)
By:	/s/ NINA HARALAMBIDIS
Name:	Nina Haralambidis
Title:	Vice President, Corporate Controller and Chief Accounting Officer (Principal Accounting Officer)

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ RAYMOND P. SHARPE Raymond P. Sharpe	Director, President and Chief Executive Officer	March 28, 2013
* Kevin R. Burns	Director	March 28, 2013
* Donald A. Colvin	Director	March 28, 2013
* H. McIntyre Gardner	Director	March 28, 2013
* Jordon L. Kruse	Director	March 28, 2013

Signature	Title	Date

* Jeffrey S. McCreary	Director	March 28, 2013
* Timothy Millikin	Director	March 28, 2013
* Cassidy J. Traub	Director	March 28, 2013

*By:	/s/ MICHAEL S. RAFFORD Michael S. Rafford Attorney-in-fact